Registration No. [●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HECLA MINING COMPANY

(Exact Name of Registrant as Specified in its Charter)

Delaware	1400	77-0664171
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

(208) 769-4100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David C. Sienko, Esq.

General Counsel

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

(208) 769-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

J. Craig Walker, Esq. K&L Gates LLP 70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 (312) 372-1121	Deborah J. Friedman, Esq. Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, Colorado 80202-1500 (303) 892-9400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post—effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per unit(1)	Proposed Maximum Aggregate(2) Offering Price	Amount of Registration Fee(3)
Common Stock, par value $0.25 per share	9,839,712	N/A	$44,174,821	$4,448.41

(1)	Represents the estimated maximum number of shares of the Registrant’s common stock to be issued in connection with the merger described herein. The number of shares of the Registrant’s common stock is based on the estimated number of shares of Mines Management, Inc. common stock outstanding and reserved for issuance as of June 24, 2016 and the exchange of each such share for 0.2218 of a share of the Registrant’s common stock pursuant to the Agreement and Plan of Merger, dated as of May 23, 2016, by and among Mines Management, Inc., the Registrant, and HL Idaho Corp., as amended on June 29, 2016 and as it may be further amended from time to time. The shares reserved for issuance include 2,864,621 shares of Mines Management, Inc. common stock issuable upon the exercise of outstanding Mines Management, Inc. employee stock options and 2,542,588 shares of Mines Management, Inc. common stock issuable upon the exercise of outstanding Mines Management, Inc. warrants. The number of shares of the Registrant’s common stock being registered also includes up to 700,634 shares of the Registrant’s common stock that may be issued in connection with the merger in payment of financial advisor fees and severance payments to members of management of Mines Management.
(2)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rules 457(f)(1), 457(f)(3) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the Registrant’s common stock was calculated based upon (i) the market value of shares of Mines Management, Inc. common stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: the product of (A) $1.00, the average of the high and low prices per share of Mines Management, Inc. common stock on June 23, 2016, as quoted on the NYSE MKT LLC, multiplied by (B) 41,204,136 the estimated maximum number of shares of Mines Management, Inc. common stock outstanding and reserved for issuance as reflected in note (1) above, plus (ii) the maximum amount of fees and severance payments referred to in note (1) above that may become payable in connection with the merger.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $100.70 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission becomes effective. This proxy statement/prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, dated June 29, 2016

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Mines Management, Inc., an Idaho corporation (“Mines Management”), Hecla Mining Company, a Delaware corporation (“Hecla”), and HL Idaho Corp., an Idaho corporation and a wholly-owned subsidiary of Hecla (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of May 23, 2016, as amended on June 29, 2016 (as amended and as it may be further amended from time to time, the “merger agreement”) pursuant to which Merger Sub will merge with and into Mines Management with Mines Management surviving the merger as a wholly-owned subsidiary of Hecla (the “merger”).

If the merger is completed, Mines Management stockholders will have the right to receive 0.2218 of a share of Hecla common stock for each share of Mines Management common stock. Any stockholders entitled to receive a fractional share of Hecla common stock shall receive cash in lieu of such fractional share. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger.

Based on the estimated number of shares of Mines Management common stock outstanding on the record date for the special meeting of Mines Management stockholders, Hecla expects to issue approximately 9,139,078 shares of Hecla common stock to Mines Management stockholders in the merger. Upon completion of the transaction, it is projected that holders of Mines Management common stock will own approximately 2.37% of Hecla’s outstanding common stock, while existing stockholders of Hecla will continue to own the remaining 97.63%. Mines Management common stock is currently listed for trading on the NYSE MKT LLC under the symbol “MGN” and the Toronto Stock Exchange under the symbol “MGT.” Following completion of the merger, Hecla common stock will continue to trade on the NYSE under the symbol “HL” and Mines Management common stock will cease to be listed for trading.

Mines Management will hold a special meeting of its stockholders on August 10, 2016 in conjunction with the proposed merger. Hecla’s stockholders are not required to approve the proposed merger.

At the special meeting of Mines Management stockholders, Mines Management stockholders will be asked to consider and vote on (i) a proposal to approve and adopt the merger agreement (the “merger proposal”), (ii) a proposal to adjourn the special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve and adopt the merger proposal (the “adjournment proposal”) and (iii) a non-binding, advisory proposal to approve the compensation that may become payable to Mines Management’s named executive officers in connection with the merger (the “compensation proposal”). Approval and adoption of the merger proposal, the adjournment proposal and the compensation proposal each requires the affirmative vote of a majority of the votes cast by holders of Mines Management common stock present in person or represented by proxy at the special meeting and entitled to vote on the matter, and a quorum must be present at the special meeting.

Mines Management cannot complete the merger unless its stockholders approve and adopt the merger proposal. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the special meeting in person, please submit a proxy as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) marking, signing, dating and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the special meeting.

After careful consideration, the Mines Management board of directors, on May 21, 2016, unanimously approved, adopted and declared advisable the merger agreement and the merger, directed that the merger agreement be submitted to the stockholders of Mines Management for approval and adoption and determined that the terms of the merger agreement and the merger are advisable and in the best interests of Mines Management’s stockholders. The Mines Management board of directors accordingly unanimously recommends that the Mines Management stockholders vote “FOR” each of the merger proposal, the adjournment proposal and the compensation proposal.

The obligations of Mines Management and Hecla to complete the transactions are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about Mines Management, Hecla and the merger is contained in this proxy statement/prospectus. Mines Management and Hecla encourage you to read this entire proxy statement/prospectus carefully, including the section entitled “Risk Factors” beginning on page 23, as well as the information incorporated herein by reference.

We look forward to the successful completion of the merger.

Sincerely,

Glenn M. Dobbs Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined that this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated July [●], 2016 and is first being mailed to the stockholders of Mines Management on or about July [●], 2016.

Mines Management, Inc.

905 West Riverside Avenue, Suite 311

Spokane, Washington 99201

(509) 838-6050

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on August 10, 2016

Dear Stockholder of Mines Management, Inc.:

We are pleased to invite you to attend the special meeting of stockholders of Mines Management, Inc., an Idaho corporation (“Mines Management”), which will be held at the Lincoln Building, 811 W. Riverside, 2nd floor conference room, Spokane, Washington 99201, on Wednesday, August 10, 2016, at 2:00 p.m., local time, for the following purposes:

•	to consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of May 23, 2016, by and among Mines Management, Hecla Mining Company, a Delaware corporation (“Hecla”), and HL Idaho Corp., an Idaho corporation and a wholly-owned subsidiary of Hecla (“Merger Sub”), as amended on June 29, 2016 and as it may be further amended from time to time, a copy of which is included as Appendix A to the proxy statement/prospectus accompanying this notice, pursuant to which Merger Sub will be merged with and into Mines Management (with Mines Management surviving the merger as a wholly-owned subsidiary of Hecla) and each outstanding share of common stock of Mines Management (other than shares owned by Mines Management, Hecla or Merger Sub, which will be cancelled) will be converted into the right to receive 0.2218 of a share of common stock of Hecla (the “merger proposal”), with fractional shares being paid in cash;

•	to consider and vote on a proposal to adjourn the special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve and adopt the merger proposal (the “adjournment proposal”); and

•	to consider and vote on a non-binding, advisory proposal to approve the compensation that may become payable to Mines Management’s named executive officers in connection with the completion of the merger (the “compensation proposal”).

Mines Management will transact no other business at the special meeting except such business as may be brought at the direction of the Mines Management board of directors. Please refer to the attached proxy statement/prospectus for further information with respect to the business to be transacted at the special meeting.

The Mines Management board of directors has fixed the close of business on July 5, 2016 as the record date for determination of Mines Management stockholders entitled to receive notice of, and to vote at, the special meeting or any adjournments or postponements thereof. Only stockholders of record of Mines Management at the close of business on the record date are entitled to notice of, and to vote at, the special meeting and at any adjournment or postponement of the special meeting. A list of stockholders of record entitled to vote at the special meeting will be available for inspection by stockholders for any purpose germane to the special meeting at Mines Management’s executive offices and principal place of business at 905 West Riverside Avenue, Suite 311, Spokane, Washington 99201 during ordinary business hours for a period of ten days before the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

Approval and adoption of the merger proposal, the adjournment proposal and the compensation proposal each requires the affirmative vote of a majority of the votes cast by holders of Mines Management common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal, and a quorum must be present at the special meeting. Certain stockholders of Mines Management have entered into shareholders agreements, each dated May 23, 2016, pursuant to which each such stockholder has agreed, among other things, to vote its shares of Mines Management common stock in favor of the approval and adoption of the merger agreement. Shares representing approximately 17.6% of Mines Management common stock (which include 1,472,621 shares of Mines Management common stock subject to currently exercisable options) are subject to the shareholders agreements.

Under Idaho law, holders of Mines Management common stock will not be entitled to dissenters’ or appraisal rights.

Your vote is important. Whether or not you expect to attend in person, we urge you to submit your proxy as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the special meeting. If your shares are held in the name of a broker, bank, trust company or other nominee, please follow the instructions on the voting instruction card furnished to you by such record holder.

Please note that if you hold shares in different accounts, it is important that you vote the shares represented by each account.

The enclosed proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read the proxy statement/prospectus, including any documents incorporated by reference, and the appendices carefully and in their entirety. If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies, or need help submitting a proxy or voting your shares of Mines Management common stock, please contact Mines Management’s proxy solicitor:

Morrow & Co., LLC

470 West Ave. – 3rd Floor

Stamford, CT 06902

Stockholders call: (877) 787-9239

Banks and Brokers call: (203) 658-9400

By order of the Board of Directors,

Glenn M. Dobbs

Chief Executive Officer

July [●], 2016

Spokane, Washington

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Hecla from other documents filed with the Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this proxy statement/prospectus. See “Where You Can Find More Information.”

Documents incorporated by reference are available to you without charge upon written or telephonic request. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers.

Hecla Mining Company Investor Relations 6500 N. Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815-9408 (208) 769-4100	Mines Management, Inc. Investor Relations 905 West Riverside Avenue, Suite 311 Spokane, Washington 99201 (509) 838-6050

or

Morrow & Co., LLC 470 West Ave. – 3rd Floor Stamford, CT 06902 Stockholders call: (877) 787-9239 Banks and Brokers call: (203) 658-9400

To receive timely delivery of the requested documents in advance of the special meeting, you should make your request no later than [●], 2016.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Hecla (File No. 333-[●]), constitutes a prospectus of Hecla under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Hecla common stock to be issued pursuant to the Agreement and Plan of Merger, dated as of May 23, 2016, by and among Hecla, Merger Sub and Mines Management, as amended on June 29, 2016 and as it may be further amended from time to time. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of Mines Management stockholders, at which Mines Management stockholders will be asked to consider and vote on, among other matters, a proposal to approve and adopt the merger agreement and the transactions contemplated thereby.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated July [●], 2016. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to Mines Management stockholders nor the issuance by Hecla of its common stock pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which, or from any person to whom, it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Hecla contained in this proxy statement/prospectus or incorporated by reference has been provided by Hecla, and the information concerning Mines Management contained in this proxy statement/prospectus has been provided by Mines Management.

Unless otherwise indicated or as the context otherwise requires, all references in this proxy statement/prospectus to:

•	“effective time” means the time the merger becomes effective;

•	“exchange agent” means the exchange agent appointed by Hecla in accordance with the terms of the merger agreement for the purpose of exchanging shares of Mines Management common stock for merger consideration;

•	“Hecla” means Hecla Mining Company, a Delaware corporation;

•	“Hecla common stock” means the common stock, par value $0.25 per share, of Hecla;

•	“merger” means the merger of Merger Sub with and into Mines Management, with Mines Management surviving the merger and becoming a wholly-owned subsidiary of Hecla;

•	“merger agreement” means the Agreement and Plan of Merger, dated May 23, 2016, among Mines Management, Hecla and Merger Sub, as amended on June 29, 2016 and as it may be further amended from time to time, a copy of which is included as Appendix A in this proxy statement/prospectus;

•	“merger consideration” means 0.2218 shares of Hecla common stock per share of Mines Management common stock;

•	“Merger Sub” means HL Idaho Corp., an Idaho corporation and a wholly-owned subsidiary of Hecla;

•	“Mines Management” means Mines Management, Inc., an Idaho corporation;

•	“Mines Management common stock” means the common stock, par value $0.001 per share, of Mines Management;

•	“Montanore” or “Montanore Project” means the proposed exploration and development by Mines Management and its subsidiaries of mineral deposits located on the patented and unpatented mining claims, millsites and tunnel sites owned by Mines Management or one of its subsidiaries located in Sanders and Lincoln Counties in northwest Montana;

•	“spot premium” means the premium paid by an acquirer above the last closing price of the common stock of an acquired company immediately prior to the public announcement of the acquisition transaction;

•	“surviving company” means Mines Management following completion of the merger; and

•	“shareholder” and “stockholder” shall be used interchangeably herein.

In addition, unless otherwise indicated or as the context otherwise requires, all references in this proxy statement/prospectus to:

Guide 7 Definitions

•	“mineralized material” means material that is not included in reserves as it does not meet all of the criteria for adequate demonstration of economic or legal extraction;

•	“reserves” means that part of a mineral deposit which could be economically and legally extracted or produced;

•	“exploration stage” means a prospect which is not in either the development or production stage;

•	“development stage” means a prospect which is undergoing preparation of an established commercially mineable deposit (reserve) for its extraction but which is not yet in production. This stage occurs after completion of a feasibility study; and

•	“production stage” means a project actively engaged in the exploitation of a mineral deposit (reserve).

Additional Definitions

•	“adit” means a horizontal tunnel or drive, open to the surface at one end, which is used as an entrance to a mine;

•	“axis” means an intersection of the axial plane of a fold with a particular bed;

•	“bankable feasibility study” means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production;

•	“bornite” means an isometric mineral, 1[Cu5 FeS4]; metallic; brownish bronze tarnishing to iridescent blue and purple; in hypogene and contact metamorphic deposits and mafic rocks; a valuable source of copper;

•	“chalcocite” means a monoclinic mineral, 96[Cu2 S]; pseudohexagonal, metallic gray black with blue to green tarnish; a secondary vein mineral; an important source of copper;

•	“development” means, with respect to a mineral deposit or project, work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible;

•	“dip” means the angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike;

•	“drift” means a horizontal underground opening that follows along the length of a vein or rock formation as opposed to a cross cut which crosses the rock formation;

•	“exploration” means work involved in searching for ore, usually by drilling or driving a drift;

•	“galena” means a sulfide mineral of lead, being a common lead ore mineral;

•	“General Mining Law” means the General Mining Law of 1872;

•	“grade” means the average assay of a ton of ore, reflecting metal content;

•	“horizon” means, in geology, any given definite position or interval in the stratigraphic column or the scheme of stratigraphic classification; generally used in a relative sense;

•	“indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

•	“inferred resource” means the part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

•	“interbed” means occurring between distinct rock layers or strata;

•	“lode” means a vein of mineral ore deposited between clearly demarcated layers of rock;

•	“measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

•	“metasediment” means a sedimentary rock which shows evidence of having been subjected to metamorphism;

•	“mineral” means a naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form;

•	“mineralization” means the presence of economic minerals in a specific area or geological formation;

•	“National Instrument 43-101” means the standards of disclosure for mineral projects prescribed by the Canadian Securities Administrators;

•	“ore” means material that can be mined and processed that provides a positive cash flow;

•	“patented mining claim” means a mining claim for which the federal government of the United States has passed its title to the claimant, making it private land. A person may mine and remove minerals from a mining claim without a mineral patent. However, a mineral patent gives the owner exclusive title to the locatable minerals. It also gives the owner title to the surface and other resources;

•	“precambrian” means all geologic time before the Paleozoic era;

•	“prospect” means a mining property, the value of which has not been determined by exploration;

•	“quartzite” means a metamorphic rock formed by the transformation of a sandstone rock by heat and pressure;

•	“reclamation” means the restoration of a site after mining or exploration activity is completed;

•

“siltite” means an indurated silt having the texture and composition of shale but lacking its fine lamination or fissility; a massive mudstone in which the silt predominates over clay; a nonfissile silt shale. It tends to be flaggy, containing hard, durable, generally thin layers, and often showing various primary current structures;

•	“strike” means the direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface;

•	“sulfide” means a compound of bivalent sulfur with an electropositive element or group, especially a binary compound of sulfur with a metal;

•	“tailings” means material rejected from a mill after the recoverable valuable minerals have been extracted;

•	“unpatented mining claim” means a parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government of the United States. The holder of a valid, unpatented lode mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law; and

•	“vein” means a mineralized zone having a more or less regular development in length, width and depth, which clearly separates it from neighboring rock.

i

ii

QUESTIONS AND ANSWERS

Set forth below are questions that you, as a stockholder of Mines Management, may have regarding the merger, the adjournment proposal, the compensation proposal and the special meeting, and brief answers to those questions. You are urged to read carefully this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety, including the merger agreement, which is attached as Appendix A to this proxy statement/prospectus, and the documents incorporated by reference into this proxy statement/prospectus, because this section may not provide all of the information that is important to you with respect to the merger and the special meeting. You may obtain a list of the documents incorporated by reference into this proxy statement/prospectus in the section titled “Where You Can Find More Information” beginning on page 105.

Q: Why am I receiving this proxy statement/prospectus?

A: Mines Management and Hecla have agreed to a merger, pursuant to which Mines Management will merge with Merger Sub, a wholly-owned subsidiary of Hecla. Mines Management will continue its existence as the surviving entity and become a wholly-owned subsidiary of Hecla, but will cease to be a publicly traded company. This transaction is sometimes referred to throughout this proxy statement/prospectus as the “merger.” Please see “Proposal 1: The Approval and Adoption of the Merger Agreement—Effects of the Merger” on page 39 of this proxy statement/prospectus and “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement” on page 65 of this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

In order to complete the merger, Mines Management stockholders must vote to approve and adopt the merger agreement. Mines Management is holding a special meeting of its stockholders to obtain such stockholder approval and adoption. Mines Management stockholders will also be asked to approve, on an advisory (non-binding) basis, the payments that will or may be paid by Mines Management to its named executive officers in connection with the merger.

In the merger, Hecla will issue shares of its common stock as the consideration to be paid to holders of Mines Management common stock. This document is being delivered to you as both a proxy statement of Mines Management and a prospectus of Hecla in connection with the merger. It is the proxy statement by which the board of directors of Mines Management is soliciting proxies from you to vote on the approval and adoption of the merger agreement and the transactions contemplated thereby at the special meeting or at any adjournment or postponement of the special meeting. It is also the prospectus by which Hecla is offering the shares of Hecla common stock it will issue to you in the merger.

Q: How does the board of directors of Mines Management recommend that its stockholders vote?

A: Mines Management’s board of directors unanimously approved, adopted and declared advisable the merger agreement and the merger, directed that the merger agreement be submitted to the stockholders of Mines Management for approval and adoption and determined that the terms of the merger agreement and the merger are advisable and in the best interests of Mines Management’s stockholders. The Mines Management board of directors accordingly unanimously recommends that the Mines Management stockholders vote “FOR” each of the merger proposal, the adjournment proposal and the compensation proposal. See “Proposal 1: The Approval and Adoption of the Merger Agreement—Recommendation of Mines Management’s Board of Directors; Mines Management’s Reasons for the Merger” beginning on page 46 of this proxy statement/prospectus.

Q: Am I being asked to vote on anything else?

A: Yes. Mines Management’s board of directors is asking you to consider and vote on the adjournment proposal and the compensation proposal. See “Proposal 2: Possible Adjournment to Solicit Additional Proxies If

Necessary or Appropriate” on page 81 of this proxy statement/prospectus and “Proposal 3: Advisory (Non-Binding) Vote on Compensation” beginning on page 82 of this proxy statement/prospectus.

Q: Why are Mines Management stockholders being asked to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Mines Management’s named executive officers in connection with the completion of the merger?

A: The rules promulgated by the SEC under Section 14A of the Exchange Act require Mines Management to seek a non-binding, advisory vote with respect to certain compensation that may be paid or become payable to Mines Management’s named executive officers in connection with the merger. For more information regarding such payments, see the section entitled “Proposal 3: Advisory (Non-Binding) Vote on Compensation” beginning on page 82.

Q: What will Mines Management stockholders receive in the transaction?

A: If the transaction is completed, holders of Mines Management common stock will be entitled to receive 0.2218 of a share of Hecla common stock for each share of Mines Management common stock they hold at the effective time. Any stockholders entitled to receive a fractional share of Hecla common stock shall receive cash in lieu of such fractional share. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. Following the completion of the merger, Mines Management common stock will cease to trade on the NYSE MKT LLC (“NYSE MKT”) and the Toronto Stock Exchange (“TSX”).

Q: What will happen to outstanding Mines Management options and warrants in the merger?

A: At the effective time, each option to purchase shares of Mines Management common stock that is outstanding immediately prior to the effective time that has an exercise price per share greater than or equal to the product of the closing price of Hecla common stock on the NYSE on the trading day immediately preceding the closing date and 0.2218 will be cancelled without any payment being made in respect thereof. At the effective time, each other option to purchase shares of Mines Management common stock that is outstanding immediately prior to the effective time (all of which are vested) will be cancelled in exchange for the right to receive shares of Hecla common stock (without interest, and subject to deduction for any required withholding tax, with cash being paid in lieu of issuing fractional shares of Hecla common stock) with a value equal to (i)(a) the product of the closing price of Hecla common stock on the NYSE on the trading day immediately preceding the closing date and 0.2218 minus (b) the exercise price per share under such option multiplied by (ii) the number of shares subject to such option. At the option of Hecla, in lieu of paying all or a portion of the amounts due to a holder of options with shares of Hecla common stock, Hecla may substitute for such shares an equivalent amount in cash.

At the effective time, and in accordance with the terms of any warrant to purchase shares of Mines Management common stock that is outstanding immediately prior to the effective time, such warrant will either be cancelled in accordance with its terms or a replacement warrant will be issued giving the holder the right to purchase a number of shares of Hecla common stock (without interest, and subject to deduction for any required withholding tax, and no issuance of fractional shares and the number of such shares rounded down) equal to the product of (i) 0.2218 and (ii) the number of shares of Mines Management common stock subject to such warrant, with an exercise price of $4.8765 per share of Hecla common stock, pursuant to and in accordance with such holder’s warrant (as amended).

Q: What happens if the market price of shares of Hecla common stock or shares of Mines Management common stock changes before the closing of the merger?

A: No change will be made to the exchange ratio of 0.2218 if the market price of shares of Mines Management common stock or shares of Hecla common stock changes before the closing of the merger.

Q: How will Mines Management stockholders receive the merger consideration to which they are entitled?

A: After receiving the proper documentation from you, following the effective time of the merger, the exchange agent will forward to you (if you are the holder of record) or to your broker, bank, trust company or other nominee (each, a “broker”) the shares of Hecla common stock and cash in lieu of fractional shares to which you are entitled. For additional information about the exchange of Mines Management shares of common stock for Hecla shares of common stock, see the section entitled “Proposal 1: The Approval and Adoption of the Merger Agreement—Exchange of Shares in the Merger” beginning on page 62.

You do not need to take any action at this time. Please do not send your Mines Management stock certificates with your proxy card.

Q: How does Hecla common stock differ from Mines Management common stock?

A: Your rights as a Hecla stockholder will be different than your rights as a Mines Management stockholder. A chart comparing your rights as a Mines Management stockholder to your rights as a Hecla stockholder is included in this proxy statement/prospectus. Please see “Comparative Rights of Hecla Stockholders and Mines Management Stockholders” beginning at page 84 of this proxy statement/prospectus.

Q: Will the shares of Hecla common stock issued in connection with the merger be listed for trading on a stock exchange?

A: Hecla’s outstanding common stock is currently listed on the New York Stock Exchange (the “NYSE”). Hecla has filed an application to have the Hecla shares issued as part of the merger approved for listing on the NYSE upon notice of issuance.

Q: When does Mines Management expect the transaction to be completed?

A: Hecla and Mines Management are working to complete the merger as quickly as practicable and currently expect that it will be completed in the third quarter of 2016, promptly after the special meeting.

Q: What are the material U.S. federal income tax consequences of the transaction?

A: Mines Management is not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the merger. Mines Management stockholders that are U.S. holders are not expected to recognize any gain or loss for U.S. federal income tax purposes upon the merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Hecla common stock received in the merger.

The aggregate tax basis of the Hecla common stock received in the merger (including fractional shares deemed received and redeemed) will be equal to the aggregate adjusted tax basis of the shares of Mines Management common stock surrendered for the Hecla common stock, and the holding period of the Hecla common stock (including fractional shares deemed received and redeemed) will include the period during which the shares of Mines Management common stock were held.

Mines Management has received the opinion of Davis Graham & Stubbs LLP that the merger will qualify as a tax-free reorganization described in Section 368 of the United States Internal Revenue Code of 1986, as amended (the “Code”). You are encouraged to read the opinion, which is attached as Appendix C. In addition, you should also read the discussion in the section entitled “Proposal 1: The Approval and Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger” on page 60 of this proxy statement/prospectus and consult your own tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws.

Q: What vote of Mines Management stockholders is required to approve and adopt the merger?

A: Approval and adoption of the merger requires the affirmative vote of a majority of the votes cast by holders of Mines Management common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal, and a quorum must be present at the special meeting. Only holders of record of Mines Management common stock at the close of business on July 5, 2016, which is referred to as the record date, are entitled to notice of and to vote at the special meeting. As of the record date, there were [●] shares of Mines Management common stock outstanding and entitled to vote at the special meeting.

Q: Are any stockholders already committed to vote in favor of the merger?

A: Yes. Pursuant to shareholders agreements with Hecla, Mines Management’s stockholder Silver Wheaton Corp. and the following directors and officers of Mines Management have each agreed to vote the shares of Mines Management common stock (as set forth in such shareholder’s shareholders agreement) that they directly, indirectly or beneficially own or control at the special meeting in favor of the merger: Glenn Dobbs, Douglas Dobbs, Nicole Altenburg, Russell Babcock, Roy Franklin and Robert Russell. Shares representing approximately 17.6% of Mines Management common stock (which include 1,472,621 shares of Mines Management common stock subject to currently exercisable options) are subject to the shareholders agreements as of the date of this proxy statement/prospectus. For a more complete description of the Shareholders Agreements, see “Proposal 1: The Approval and Adoption of the Merger Agreement—Shareholders Agreements” beginning at page 64 of this proxy statement/prospectus. The form of Shareholders Agreement is also attached to this proxy statement/prospectus as Appendix D.

Q: Are there any risks to me in approving and adopting the merger?

A: Yes. You should carefully review the section entitled “Risk Factors” beginning on page 23.

Q: What happens if the merger is not completed?

A: If the merger is not approved and adopted by the Mines Management stockholders or the merger does not occur for any other reason, neither Mines Management nor its stockholders will receive any shares of Hecla common stock. Instead, Mines Management will remain an independent public company, and Mines Management’s common stock may continue to be quoted on the NYSE MKT and TSX. See “Risk Factors—Risk Factors Relating to Mines Management.” Further, if the merger does not occur under specified circumstances, Mines Management may be required to pay Hecla a termination fee and reimburse Hecla for its expenses incurred under the merger agreement as described in the section entitled “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—Termination Fees and Expenses” beginning on page 78. Mines Management is experiencing severe financial challenges, and stockholders should carefully review the discussion of such challenges set forth in “Risk Factors—Risk Factors Relating to Mines Management” beginning on page 28 and elsewhere in this proxy statement/prospectus. If the merger is not completed, Mines Management would have to seek additional financing, which may be unavailable, or consider other alternatives, including a bankruptcy filing.

Q: Am I entitled to appraisal or dissenters’ rights?

A: No. Under Idaho law, holders of Mines Management common stock will not be entitled to dissenters’ or appraisal rights. Therefore, holders of Mines Management common stock as of the record date that are against the merger may vote against approval and adoption of the merger agreement but may not exercise dissenters’ or appraisal rights. See “No Appraisal Rights” beginning on page 93.

Q: When and where will the special meeting of Mines Management stockholders be held?

A: The special meeting of Mines Management stockholders will be held at the Lincoln Building, 811 W. Riverside, 2nd floor conference room, Spokane, Washington 99201, on Wednesday, August 10, 2016, at 2:00 p.m., local time.

Q: Who can attend and vote at the special meeting?

A: All Mines Management stockholders of record as of the close of business on the record date are entitled to receive notice of, to attend and to vote at the special meeting.

Q: How can I attend the special meeting?

A: All of Mines Management’s stockholders are invited to attend the special meeting. Please be prepared to provide identification, such as a driver’s license or passport, before being admitted to the special meeting. If you hold your shares in “street name,” that is, if you hold your shares in a stock brokerage account or if your shares are held by a broker, you will need to provide proof of ownership to be admitted to the special meeting. A brokerage statement or letter from your broker proving ownership of the shares on the record date for the special meeting are examples of proof of ownership. To help Mines Management plan for the special meeting, please indicate whether you expect to attend by responding affirmatively when prompted during Internet or telephone proxy submission or by marking the attendance box on your proxy card.

Q: What constitutes a quorum at the special meeting?

A: The presence, in person or by proxy, of the holders of a majority of the voting power of the Mines Management common stock entitled to vote at the special meeting shall constitute a quorum for the transaction of business. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of establishing a quorum. A broker non-vote occurs when a broker that holds shares on behalf of a “street name” stockholder returns a valid proxy card, but does not vote on a particular matter because it does not have discretionary authority to vote on that particular matter and has not received voting instructions from the “street name” stockholder.

Q: What should I do now in order to vote on the proposals being considered at the special meeting?

A: Mines Management stockholders as of the record date may vote by proxy by

•	completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope;

•	accessing the Internet website specified on your proxy card; or

•	calling the toll-free number specified on your proxy card.

If you hold shares of Mines Management common stock in “street name,” which means that your shares are held of record by a broker, please refer to the voting instruction form used by your broker to see how to vote your shares.

Additionally, you may also vote in person by attending the special meeting. If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name” and you wish to vote at the special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting. Whether or not you plan to attend the special meeting, you should submit your proxy card or voting instruction form as described in this proxy statement/prospectus.

Q: If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A: No. If you hold your shares in a stock brokerage account or if your shares are held by a broker (that is, in “street name”), your broker cannot vote your shares on any of the proposals to be considered at the special meeting as all such proposals are “non-routine” matters. You should instruct your broker as to how to vote your shares, following the directions from your broker provided to you. Please check the voting form used by your broker. If you do not provide your broker with instructions, your shares of Mines Management common stock will not be voted on any proposal at the special meeting. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Mines Management or by voting in person at the special meeting unless you provide a legal proxy, which you must obtain from your broker.

Q: What will happen if I abstain from voting or fail to vote?

A: Mines Management cannot complete the merger unless its stockholders approve and adopt the merger agreement and the transactions contemplated thereby. Because approval and adoption is based on the affirmative vote of a majority of the votes cast by holders of Mines Management common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal, assuming a quorum is present, a Mines Management stockholder’s failure to vote or the failure of a Mines Management stockholder who holds his or her shares in “street name” through a broker to give voting instructions to such broker will have no effect on the merger proposal, assuming a quorum is present. If a Mines Management stockholder marks his or her proxy or provides voting instructions to abstain, it will have no effect on the merger proposal, assuming a quorum is present.

Q: What will happen if I sign my proxy without specifying my voting preference?

A: If you submit a signed proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted “FOR” the merger proposal, “FOR” the adjournment proposal and “FOR” the compensation proposal.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. If you are a holder of record, you can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date (including by telephone or through the Internet); or

•	you can attend the special meeting and vote in person, which will revoke any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given. If you provide a written notice of revocation, you must submit it to the Corporate Secretary of Mines Management no later than the beginning of the special meeting. If you grant a new proxy by telephone or Internet voting, your revised instructions must be received by 11:59 p.m. Eastern Time on [●], 2016. If your shares are held in “street name” by your broker, you should contact your broker to change your vote or revoke your proxy.

Q: What happens if I transfer my shares of Mines Management stock before the special meeting?

A: The record date for the special meeting is earlier than both the date of the special meeting and the date that the merger is expected to be completed. If you transfer your Mines Management shares after the record date for the special meeting, you will retain your right to vote at the special meeting, but you will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares through the effective time of the merger.

Q: What should I do if I receive more than one set of voting materials for the special meeting?

A: You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. For each and every proxy card and voting instruction form that you receive, please vote as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-prepaid envelope enclosed for that purpose or by accessing the Internet website or by calling the toll-free number specified on your proxy cards.

Q: Who can help answer my questions?

A: If you have any questions about the merger or the merger agreement or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact:

Mines Management, Inc. Investor Relations 905 West Riverside Avenue, Suite 311 Spokane, Washington 99201 (509) 838-6050	Hecla Mining Company Investor Relations 6500 N. Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815-9408 (208) 769-4100

or

Morrow & Co., LLC 470 West Ave. – 3rd Floor Stamford, CT 06902 Stockholders call: (877) 787-9239 Banks and Brokers call: (203) 658-9400

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the information incorporated by reference herein contains numerous forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements relating to the financial condition, results of operations, business strategies, operating efficiencies or synergies, projected timetable, expected tax treatment of the transaction, competitive positions, growth opportunities, plans and objectives of the management of each of Hecla and Mines Management, the merger and other transactions contemplated by the merger agreement, the markets for Hecla and Mines Management common stock and other matters. Such forward-looking statements may be identified by the use of words such as “believes,” “intends,” “expects,” “hopes,” “may,” “should,” “will,” “plan,” “projected,” “contemplates,” “anticipates” or similar words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The factors that could cause actual results to differ materially from those projected in the forward-looking statements include but are not limited to:

•	the parties’ ability to consummate the transaction;

•	the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the merger and instituted against Mines Management, Hecla and others;

•	the conditions to the completion of the transaction, including the receipt of approval and adoption of Mines Management’s stockholders;

•	the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger;

•	the possibility that the parties may not realize any or all of the anticipated benefits from the merger;

•	the potential impact of the announcement or consummation of the merger on relationships, including with employees, suppliers, customers, competitors and credit rating agencies;

•	unexpected costs may be incurred;

•	the risks and hazards inherent in the mining business (including risks inherent in developing large-scale mining projects, environmental hazards, industrial accidents, weather or geologically related conditions);

•	a substantial or extended decline in metals prices;

•	an increase in operating or capital costs, mine accidents or closures, increasing environmental obligations, or inability to convert exploration potential to reserves may cause the parties’ to record write-downs, which could negatively impact results of operations;

•	the uncertainties inherent in production, exploratory and developmental activities, including risks relating to permitting and regulatory delays, ground conditions and grade variability;

•	any future labor disputes or work stoppages;

•	regulatory investigations could adversely affect metals prices;

•	the parties have had losses that could reoccur in the future;

•	commodity risk management activities could expose the parties to losses;

•	the parties’ profitability could be affected by the prices of other commodities and services;

•	the parties’ accounting and other estimates may be imprecise;

•	the parties’ ability to recognize the benefits of deferred tax assets is dependent on future cash flows and taxable income;

•	global financial events may have an impact on each party’s business and financial condition in ways that they currently cannot predict;

•	returns for investments in pension plans and pension plan funding requirements are uncertain;

•	mining accidents or other adverse events at an operation could decrease anticipated production;

•	operations may be adversely affected by risks and hazards associated with the mining industry that may not be fully covered by insurance;

•	development of new ore bodies and other capital costs may be higher and provide less return than estimated;

•	ore reserve estimates may be imprecise;

•	efforts to expand the finite lives of mines may not be successful or could result in significant demands on liquidity, which could hinder growth and decrease the value of each party’s stock;

•	joint development and operating arrangements may not be successful;

•	Hecla’s ability to market its metals production may be affected by disruptions or closures of custom smelters and/or refining facilities;

•	the parties face inherent risks in acquisitions of other mining companies or properties that may adversely impact their growth strategy;

•	the parties’ businesses depend on finding skilled miners and maintaining good relations with employees;

•	competition from other mining companies may harm the parties’ respective businesses;

•	the parties may be subject to a number of unanticipated risks related to inadequate infrastructure;

•	foreign activities are subject to additional inherent risks;

•	the parties are currently involved in ongoing legal disputes that may materially adversely affect them;

•	the parties are required to obtain governmental and lessor approvals and permits in order to conduct mining operations;

•	the parties face substantial governmental regulation and environmental risk;

•	the parties’ respective environmental obligations may exceed the provisions that have been made;

•	shipment of products is subject to regulatory and related risks;

•	the titles to some of the parties’ properties may be defective or challenged;

•	inability to pay common or preferred stock dividends in the future;

•	the provisions in Hecla’s certificate of incorporation and bylaws and under Delaware law could delay or deter tender offers or takeover attempts;

•	if Hecla cannot meet the NYSE continued listing requirements, the NYSE may delist its common stock;

•	the terms of the parties’ debt impose restrictions on their operations; and

•	Hecla’s variable rate indebtedness subjects it to interest rate risk, which could cause its indebtedness service obligations to increase significantly.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements. Projections and other forward-looking statements included in this proxy statement/prospectus have been prepared based on assumptions, which Hecla and Mines Management believe to be reasonable, but not in accordance with United States generally accepted accounting principles (“GAAP”) or any guidelines of the SEC. Actual results may vary, perhaps materially. You are strongly cautioned not to place undue reliance on such projections and other forward-looking statements. All subsequent written and oral forward-looking statements attributable to Hecla, Mines Management or to persons acting on each of their behalf are expressly qualified in their entirety by these cautionary statements. Except as required by federal securities laws, Hecla and Mines Management each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. You are urged to read carefully the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the special meeting. See “Where You Can Find More Information” beginning on page 105. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties (See page 33)

Hecla. Hecla Mining Company is a Delaware corporation with its shares of common stock traded on the NYSE under the symbol “HL.” Hecla is a U.S.-based precious and base metals mining company engaged in the exploration, acquisition, development, production and marketing of silver, gold, lead and zinc. In business since 1891, Hecla is among the oldest U.S.-based precious metals mining companies. Hecla produces both metal concentrates, which it sells to smelters, and unrefined gold and silver bullion bars (doré), which is either sold as doré or refined before sale to precious metals traders. Hecla’s executive offices are located at 6500 N. Mineral Drive, Suite 200, Coeur d’Alene, Idaho 83815-9408, and its telephone number is (208) 769-4100.

Merger Sub. HL Idaho Corp. is an Idaho corporation and a wholly-owned subsidiary of Hecla. Upon completion of the merger, Merger Sub will be merged with and into Mines Management, with Mines Management surviving as a wholly-owned subsidiary of Hecla. Merger Sub has not conducted any significant activities other than those incidental to its formation and the matters contemplated by the merger agreement in connection with the merger.

Mines Management. Mines Management, Inc. is engaged in the business of acquiring and exploring, and if exploration is successful, developing, mineral properties, primarily those containing silver and associated base and precious metals. Mines Management was incorporated under the laws of the State of Idaho on February 20, 1947. Mines Management’s principal mineral property interest, the Montanore Project, is held by its wholly-owned subsidiaries, Newhi, Inc. and Montanore Minerals Corp. Mines Management’s properties, including the Montanore Project, are currently in the exploration stage; none of its properties are currently in production.

The Montanore Project is located in northwestern Montana and from 1988 to 2002 was owned by Noranda Minerals Corporation (“Noranda”). During that time the project received an approved Environmental Impact Statement (“EIS”), Record of Decision (“ROD”) and all of its primary environmental permits, and conducted pre-evaluation construction activities on the property. From 1988 to 2002, Mines Management held royalty rights to a portion of the deposit. In 2002, Noranda announced that it was abandoning the project, and subsequently transferred to Mines Management by quitclaim deed the patented and unpatented mining claims that control the mineral rights, and all drill core and intellectual property including geologic, environmental and engineering studies, relating to the Montanore Project.

If the merger described in this proxy statement/prospectus is not consummated, Mines Management will be required to seek additional capital or consider other alternatives, which could include liquidating some or all of its assets in order to fund its liquidity requirements. Bankruptcy is also a possibility. There is no assurance Mines Management’s financing efforts would be successful under current market conditions.

Mines Management common stock is currently listed for trading on the NYSE MKT under the symbol “MGN” and the TSX under the symbol “MGT.”

Mines Management’s executive offices and principal place of business are located at 905 West Riverside Avenue, Suite 311, Spokane, Washington 99201, and its telephone number is (509) 838-6050. Mines Management’s registered agent in Idaho is located at 921 S. Orchard St., Suite G, Boise, Idaho 83705.

Additional information about Mines Management and its subsidiaries is set forth under “Information Regarding Mines Management” beginning on page 94.

The Merger (See page 66)

Subject to the terms and conditions of the merger agreement and in accordance with Idaho law, the merger agreement provides for the merger of Merger Sub with and into Mines Management. Mines Management will survive the merger and become a wholly-owned subsidiary of Hecla.

Merger Consideration (See page 66)

The merger agreement provides that, at the effective time, each share of Mines Management common stock issued and outstanding or deemed issued and outstanding as of immediately prior to the effective time (excluding shares of Mines Management common stock that are owned immediately prior to the effective time by Mines Management, Hecla, Merger Sub or any of their respective subsidiaries, which will be cancelled and cease to exist) will be converted into the right to receive 0.2218 of a share of Hecla common stock.

Treatment of Options and Warrants (See page 66)

Stock Options. At the effective time, each option to purchase shares of Mines Management common stock that is outstanding immediately prior to the effective time that has an exercise price per share greater than or equal to the product of the closing price of Hecla common stock on the NYSE on the trading day immediately preceding the closing date and 0.2218 will be cancelled without any payment being made in respect thereof. At the effective time, each other option to purchase shares of Mines Management common stock that is outstanding immediately prior to the effective time (all of which are vested) will be cancelled in exchange for the right to receive shares of Hecla common stock (without interest, and subject to deduction for any required withholding tax, with cash being paid in lieu of issuing fractional shares of Hecla common stock) with a value equal to (i)(a) the product of the closing price of Hecla common stock on the NYSE on the trading day immediately preceding the closing date and 0.2218 minus (b) the exercise price per share under such option multiplied by (ii) the number of shares subject to such option. At the option of Hecla, in lieu of paying all or a portion of the amounts due to a holder of options, Hecla may substitute for such shares an equivalent amount in cash.

Warrants. At the effective time, and in accordance with the terms of any warrant to purchase shares of Mines Management common stock that is outstanding immediately prior to the effective time, such warrant will either be cancelled in accordance with its terms or a replacement warrant will be issued giving the holder the right to purchase a number of shares of Hecla common stock (without interest, and subject to deduction for any required withholding tax, and no issuance of fractional shares and the number of such shares rounded down) equal to the product of (i) 0.2218 and (ii) the number of shares of Mines Management common stock subject to such warrant, with an exercise price of $4.8765 per share of Hecla common stock, pursuant to and in accordance with such holder’s warrants (as amended).

The Special Meeting; Stockholders Entitled to Vote; Required Vote (See page 35)

Meeting. The special meeting will be held at the Lincoln Building, 811 W. Riverside, 2nd floor conference room, Spokane, Washington 99201 on Wednesday, August 10, 2016, at 2:00 p.m., local time. At the special meeting, Mines Management stockholders will be asked to vote on the following proposals:

•	Merger proposal: To approve and adopt the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus, and the transactions contemplated thereby;

•	Adjournment proposal: To approve the adjournment of the special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve and adopt the merger agreement at the time of the special meeting; and

•	Compensation proposal: To approve, on an advisory (non-binding) basis, the payments that will or may be paid by Mines Management to its named executive officers in connection with the merger.

Stockholders Entitled to Vote. Only Mines Management stockholders of record at the close of business on July 5, 2016 will be entitled to receive notice of and to vote at the special meeting. As of the close of business on the record date of July 5, 2016, there were [●] shares of Mines Management common stock outstanding and entitled to vote at the meeting. Each holder of Mines Management common stock is entitled to one vote for each share of common stock owned as of the record date. As of the close of business on the record date of July 5, 2016, Mines Management’s directors and executive officers had the right to vote approximately [●] shares of the then-outstanding Mines Management common stock at the special meeting, collectively representing approximately [●]% of Mines Management common stock outstanding and entitled to vote at the special meeting.

Required Vote. To approve and adopt the merger agreement and the transactions contemplated thereby, a majority of the votes cast by holders of Mines Management common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal must vote in favor of the proposal, and a quorum must be present at the special meeting. A Mines Management stockholder’s failure to vote will have no effect on the merger proposal, assuming a quorum is present. If you are a Mines Management stockholder and you mark your proxy or voting instructions to abstain, it will have no effect on this proposal, assuming a quorum is present.

To approve the adjournment of the special meeting, if necessary to solicit additional proxies if there are not sufficient votes to approve and adopt the merger agreement at the special meeting, a majority of the votes cast by holders of Mines Management common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal must vote in favor of the proposal, and a quorum must be present at the special meeting. A Mines Management stockholder’s failure to vote will have no effect on the adjournment proposal, assuming a quorum is present. If you are a Mines Management stockholder and you mark your proxy or voting instructions to abstain, it will have no effect on this proposal, assuming a quorum is present.

To approve, on an advisory (non-binding) basis, the payments that will or may be paid by Mines Management to its named executive officers in connection with the merger, a majority of the votes cast by holders of Mines Management common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal must vote in favor of the proposal, and a quorum must be present at the special meeting. A Mines Management stockholder’s failure to vote will have no effect on the advisory vote, assuming a quorum is present. If you are a Mines Management stockholder and you mark your proxy or voting instructions to abstain, it will have no effect on this proposal, assuming a quorum is present.

Shareholders Agreements (See page 64)

In connection with the merger agreement, Hecla entered into shareholders agreements with Silver Wheaton Corp., a stockholder of Mines Management, and the following directors and officers of Mines Management:

Glenn Dobbs, Douglas Dobbs, Nicole Altenburg, Russell Babcock, Roy Franklin and Robert Russell. In the shareholders agreements, each of these stockholders has agreed to vote his, her, or its shares of Mines Management common stock (as set forth in such shareholder’s shareholders agreement) in favor of approval and adoption of the merger agreement. As of the date of this proxy statement/prospectus, there were 6,562,199 shares of Mines Management common stock (which include 1,472,621 shares of Mines Management common stock subject to currently exercisable options) subject to the shareholders agreements, which represent approximately 17.6% of the outstanding shares of Mines Management common stock as of that date.

No Dissenters’ or Appraisal Rights (See page 93)

Under Idaho law, holders of Mines Management common stock will not be entitled to dissenters’ or appraisal rights. Therefore, holders of Mines Management common stock as of the record date that are against the merger may vote against approval and adoption of the merger agreement but may not exercise dissenters’ or appraisal rights. See “No Appraisal Rights” beginning on page 93.

Regulatory Matters (See page 62)

Neither Mines Management nor Hecla is required to obtain any approvals from any federal or state regulatory authorities to consummate the merger. Hecla must comply with applicable federal and state securities laws and NYSE rules and regulations in connection with the issuance of shares of Hecla common stock in connection with the merger, including the filing with the SEC of the registration statement of which this proxy statement/prospectus is a part. In addition, the parties will be required to file a statement of merger with the Secretary of State of Idaho in order to effectuate the merger.

Recommendation of Mines Management’s Board of Directors and Their Reasons for the Merger (See page 46)

After careful consideration, the Mines Management board of directors, on May 21, 2016, unanimously approved, adopted and declared advisable the merger agreement and the merger, directed that the merger agreement be submitted to the stockholders of Mines Management for approval and adoption and determined that the terms of the merger agreement and the merger are advisable and in the best interests of Mines Management’s stockholders. For the factors considered by the Mines Management board of directors in reaching its decision to approve and adopt the merger agreement, see the section entitled “Proposal 1: The Approval and Adoption of the Merger Agreement—Recommendation of Mines Management’s Board of Directors; Mines Management’s Reasons for the Merger” beginning on page 46. The Mines Management board of directors unanimously recommends that the Mines Management stockholders vote “FOR” each of the merger proposal, the adjournment proposal and the compensation proposal.

Opinion of the Financial Advisor to Mines Management’s Board of Directors (See page 49)

In connection with the transaction, Canaccord Genuity Corp. (“CG”), Mines Management’s financial advisor, delivered its opinion as of May 21, 2016 to the Mines Management board of directors, which was subsequently confirmed in writing, as to the fairness, from a financial point of view, to the Mines Management common stockholders of the consideration to be received by such holders pursuant to the merger agreement.

The full text of the written opinion of CG is included in this document as Appendix B. You should read the opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by CG. The opinion of CG was provided for the information and assistance of the Mines Management board of directors in connection with its consideration of the transaction. The opinion of CG is not a recommendation as to how any stockholder should vote or as to any action that a stockholder should take with respect to the transaction.

Hecla Stockholder Approval is Not Required (See page 39)

Hecla stockholders are not required to adopt the merger agreement or approve the merger or the issuance of Hecla common stock in connection with the merger.

Ownership of Hecla After the Merger (See page 39)

Hecla will issue approximately 9,139,078 shares of Hecla common stock to former Mines Management stockholders pursuant to the merger. Based on the number of shares of Hecla common stock outstanding as of the date of this proxy statement/prospectus, immediately following the completion of the merger, Hecla expects to have approximately 394,906,512 shares of common stock outstanding. Mines Management stockholders are therefore expected to hold approximately 2.37% of the aggregate number of shares of Hecla common stock outstanding immediately after the merger.

Interests of Directors and Officers of Mines Management in the Merger (See page 58)

Mines Management’s directors and officers have financial interests in the merger that are different from, or in addition to, the interests of Mines Management stockholders generally. The members of Mines Management’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Mines Management’s stockholders that the merger agreement be approved and adopted.

These interests include:

•	Certain officers of Mines Management may receive payments in connection with the merger pursuant to employment agreements with Mines Management.

•	The directors and officers of Mines Management are entitled to continued indemnification and insurance coverage under the merger agreement after the effective time.

Material U.S. Federal Income Tax Consequences of the Merger (See page 60)

Mines Management is not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the merger. Mines Management stockholders that are U.S. holders are not expected to recognize any gain or loss for U.S. federal income tax purposes upon the merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Hecla common stock received in the merger. The aggregate tax basis of the Hecla common stock received in the merger (including fractional shares deemed received and redeemed) will be equal to the aggregate adjusted tax basis of the shares of Mines Management common stock surrendered for the Hecla common stock, and the holding period of the Hecla common stock (including fractional shares deemed received and redeemed) will include the period during which the shares of Mines Management common stock were held.

Mines Management has received the opinion of Davis Graham & Stubbs LLP that the merger will qualify as a tax-free reorganization described in Section 368 of the Code. You are encouraged to read the opinion, which is attached as Appendix C. In addition, you should also read the discussion in the section entitled “Proposal 1: The Approval and Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 60 of this proxy statement/prospectus and consult your own tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws.

Accounting Treatment of the Merger (See page 62)

In accordance with GAAP, Hecla will account for the merger using the acquisition method of accounting for business combinations.

Certain Differences in the Rights of Stockholders (See page 84)

Mines Management stockholders will own shares of Hecla common stock following the completion of the merger, and their rights associated with those shares of Hecla common stock will be governed by Hecla’s certificate of incorporation and bylaws, which differ in a number of respects from the Mines Management’s articles of incorporation and bylaws. In addition, Mines Management is an Idaho corporation, while Hecla is a Delaware corporation, and the rights of stockholders of Delaware corporations differ in certain respects from those of stockholders of Idaho corporations. See “Comparative Rights of Hecla Stockholders and Mines Management Stockholders” beginning on page 84.

Conditions to Completion of the Merger (See page 76)

Hecla and Mines Management currently expect to complete the merger in the third quarter of 2016, subject to receipt of required Mines Management stockholder approval and adoption and to the satisfaction or waiver of the other conditions to the transactions contemplated by the merger agreement described below.

As more fully described in this proxy statement/prospectus, each party’s obligation to complete the transactions contemplated by the merger agreement depends on a number of customary closing conditions being satisfied or, where legally permissible, waived, including, without limitation, the following:

•	the merger agreement and the transactions contemplated thereby must have been approved and adopted by the affirmative vote of at least a majority of the votes cast by holders of Mines Management common stock present in person or represented by proxy at the special meeting, and a quorum must be present at the special meeting;

•	no law, injunction or judgment enacted, promulgated, issued or enforced by any governmental authority will be in effect preventing the consummation of the transactions contemplated by the merger agreement;

•	no stop order suspending the effectiveness of this proxy statement/prospectus or any part hereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC or any Canadian securities regulatory authority; and all requests for additional information on the part of the SEC or any Canadian securities regulatory authority shall have been complied with to the reasonable satisfaction of Hecla and Mines Management; and

•	Hecla’s common stock issuable to stockholders of Mines Management pursuant to the merger agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

The obligation of Hecla and Merger Sub to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Mines Management in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including materiality and material adverse effect qualifications;

•	Mines Management shall have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by Mines Management;

•	since the date of the merger agreement, there shall not have been any material adverse effect or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a material adverse effect;

•	Hecla shall have received a certificate of an officer of Mines Management confirming the satisfaction of the three preceding conditions;

•	all consents, filings, registrations, waivers and notifications necessary to permit the consummation of the transactions contemplated by the merger agreement shall have been obtained or made;

•	Mines Management being in compliance with the provisions of the Term Loan and Security Agreement, dated May 23, 2016, by and among Mines Management, certain of its subsidiaries and Hecla (the “Interim Credit Agreement”);

•	each of the directors and officers of Mines Management having submitted their resignation from all such director and officer positions held with Mines Management or its subsidiaries; and

•	the dissolution of Minera Montanore Peru S.A.C., a subsidiary of Mines Management.

The obligation of Mines Management to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Hecla and Merger Sub in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including materiality and material adverse effect qualifications;

•	Hecla and Merger Sub shall have performed or complied in all material respects with all material agreements and covenants required by the merger agreement to be performed or complied with by Hecla and/or Merger Sub, as applicable;

•	since the date of the merger agreement, there shall not have been any material adverse effect or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a material adverse effect; and

•	Mines Management shall have received a certificate of an officer of Hecla confirming the satisfaction of the three preceding conditions.

Termination of the Merger Agreement (See page 77)

Hecla or Mines Management may terminate the merger agreement at any time prior to the effective time:

•	by mutual written consent of Hecla and Mines Management;

•	by either Hecla or Mines Management:

•	if the stockholders of Mines Management do not approve and adopt the merger agreement and the transactions contemplated thereby at Mines Management’s special stockholders’ meeting or any adjournment or postponement thereof at which approval and adoption of the merger agreement is voted upon, subject to certain exceptions discussed in “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—Termination” beginning on page 77;

•	if the merger shall not have been consummated on or before August 15, 2016; provided, however, that the right to terminate the merger agreement shall not be available to any party if any action of such party or the failure by any party to perform any of its obligations under the merger agreement has been the cause of, or resulted in, the failure of the merger and the other transactions contemplated by the merger agreement to be consummated on or before August 15, 2016; or

•	if (a) any law prohibits or makes illegal the consummation of the merger or (b) any order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding of any governmental entity having competent jurisdiction is entered enjoining Mines Management, Hecla or Merger Sub from consummating the merger and such order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding has become final and nonappealable, subject to certain requirements discussed in “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—Termination” beginning on page 77; or

•	by Mines Management:

•	if (a) Hecla or Merger Sub shall have breached any of the covenants or agreements contained in the merger agreement to be complied with by Hecla or Merger Sub such that the closing condition relating to compliance with covenants would not be satisfied or (b) there exists a breach of any representation or warranty of Hecla or Merger Sub contained in the merger agreement such that the closing condition relating to representations and warranties would not be satisfied, and, in the case of clause (a) or clause (b), such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (x) August 15, 2016 and (y) twenty business days after Hecla or Merger Sub receives written notice of such breach from Mines Management, subject to certain exceptions discussed in “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—Termination” beginning on page 77; or

•	if prior to the approval and adoption of the merger agreement by Mines Management’s stockholders, in order to enter into (concurrently with such termination of the merger agreement) any agreement or other binding commitment providing for a superior proposal in accordance with the requirements described under “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—Termination” beginning on page 77, including payment of the termination fee; or

•	by Hecla:

•	if (a) Mines Management shall have breached any of the covenants or agreements contained in the merger agreement to be complied with by Mines Management such that the closing condition relating to compliance with covenants would not be satisfied or (b) there exists a breach of any representation or warranty of Mines Management contained in the merger agreement such that the closing condition relating to representations and warranties would not be satisfied, and, in the case of clause (a) or clause (b), such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (x) August 15, 2016 and (y) twenty business days after Mines Management receives written notice of such breach from Hecla, subject to certain exceptions discussed in “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—Termination” beginning on page 77; or

•	if prior to the approval and adoption of the merger agreement by Mines Management’s stockholders, (a) an adverse recommendation change shall have occurred, (b) Mines Management has failed to include the board recommendation in this proxy statement/prospectus, (c) Mines Management’s board of directors approves, recommends or adopts, or publicly proposes to approve, recommend or adopt, a takeover proposal or approves or recommends that holders of Mines Management’s common stock tender their shares of common stock in any tender offer or exchange offer that is a takeover proposal or (d) Mines Management shall have breached or failed to perform any of the covenants and agreements set forth in the merger agreement relating to the special meeting of the Mines Management stockholders or solicitation and consideration of takeover proposals and similar matters. See “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—Termination” beginning on page 77.

Termination Fees (See page 78)

Following termination of the merger agreement under specified circumstances Mines Management will be required to pay Hecla a termination fee of $1,000,000, plus all of Hecla’s actual and reasonably documented fees and expenses in an amount not to exceed $200,000 (including legal fees and expenses) in connection with the transactions contemplated by the merger agreement as described in “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—Termination Fees and Expenses” beginning on page 78.

Interim Credit Agreement (See page 64)

As discussed in “Risk Factors—Risk Factors Relating to Mines Management” and elsewhere in this proxy statement/prospectus, Mines Management is experiencing severe financial challenges. In an effort to address Mines Management’s short-term liquidity needs, Hecla and Mines Management have entered into the Interim Credit Agreement, pursuant to which Hecla has agreed to provide one or more secured loans to Mines Management in an aggregate amount not to exceed $2,300,000. Loans bear interest at a rate per annum equal to LIBOR plus 5% and will be due and payable on the earlier of August 15, 2016, the date the merger is consummated or other specified events discussed in “Proposal 1: The Approval and Adoption of the Merger Agreement—Interim Credit Agreement” beginning on page 64. The loans are secured by substantially all of the assets of Mines Management, including the Montanore Project, and the equity interests in Newhi, Inc., Montanore Minerals Corp. and Montmin Resources Corp. Even if Mines Management borrows the maximum amount available under the Interim Credit Agreement, it currently expects that it would still run out of cash by the end of August 2016 if the merger does not occur.

Summary of Historical Financial Data of Hecla

The following table sets forth selected historical consolidated financial data as of and for each of the years ended December 31, 2011 through 2015 (in thousands, except per share amounts, common shares issued, stockholders of record, and employees) and is derived from Hecla’s audited financial statements. The table also sets forth selected historical consolidated financial data of Hecla for each of the three month periods ended March 31, 2015 and 2016, which is derived in part from the unaudited interim consolidated financial statements of Hecla incorporated by reference into this proxy statement/prospectus. The consolidated balance sheet data as of March 31, 2015 has been derived from Hecla’s unaudited consolidated financial statements for the quarter ended March 31, 2015, which have previously been filed with the SEC but which are not incorporated into this proxy statement/prospectus by reference. The data set forth below should be read in conjunction with, and is qualified in its entirety by, Hecla’s Consolidated Financial Statements and the Notes thereto, which are included in its most recent Annual Report on Form 10-K, and Hecla’s Unaudited Consolidated Financial Statements and Notes thereto, which are included in its most recent Quarterly Report on Form 10-Q. See “Where You Can Find More Information” beginning on page 105. Hecla’s historical consolidated financial information may not be indicative of the future performance of Hecla following the merger.

	Three Months Ended March 31,		Years Ended December 31,
	2016 (Unaudited)	2015 (Unaudited)	2015	2014	2013(7)	2012(7)	2011
Sales of products	$131,017	$119,092	$443,567	$500,781	$382,589	$321,143	$477,634
Net income (loss)	$(618)	$12,552	$(86,968)	$17,824	$(25,130)	$14,954	$151,164
Preferred stock dividends(1)	$(138)	$(138)	$(552)	$(552)	$(552)	$(552)	$(552)

Income (loss) applicable to common stockholders	$(756)	$12,414	$(87,520)	$17,272	$(25,682)	$14,402	$150,612

Basic income (loss) per common share	$—	$0.03	$(0.23)	$0.05	$(0.08)	$0.05	$0.54

Diluted income (loss) per common share	$—	$0.03	$(0.23)	$0.05	$(0.08)	$0.05	$0.51

Total assets	$2,239,173	$2,259,951	$2,221,925	$2,262,064	$2,232,119	$1,378,290	$1,396,090

Accrued reclamation & closure costs(2)	$96,718	$57,412	$95,538	$57,250	$105,191	$113,215	$153,811

Non-current portion of debt and capital leases(3)	$507,958	$510,381	$509,040	$512,129	$505,058	$11,935	$6,265

Cash dividends paid per common share(4)	$0.0025	$0.0025	$0.01	$0.01	$0.02	$0.06	$0.02

Cash dividends paid per Hecla Series B share(1)	$0.875	$0.875	$3.50	$3.50	$3.50	$3.50	$3.50

Cash dividends paid per 6.5% Mandatory Convertible Preferred share(5)	$—	$—	$—	$—	$—	$—	$1.62

Common shares issued and outstanding	381,520,569	369,992,839	378,112,840	367,376,863	342,663,381	285,209,848	285,289,924

6.5% Mandatory Convertible Preferred shares issued and outstanding	—	—	—	—	—	—	—

Hecla Series B shares issued and outstanding	157,816	157,816	157,816	157,816	157,816	157,816	157,816

Stockholders of record	4,376	5,414	4,392	5,571	6,435	6,630	6,943
Employees(6)	1,398	1,360	1,404	1,354	1,312	735	735

(1)	Hecla declared and paid all quarterly dividends on its Series B Cumulative Convertible Preferred Stock (“Hecla Series B”) shares for 2011, 2012, 2013, 2014 and 2015 totaling $0.6 million for each of those years.
(2)	In the fourth quarter of 2010, Hecla recorded an accrual of $193.2 million to reflect its liability for environmental obligations in Idaho’s Coeur d’Alene Basin pursuant to negotiations with the plaintiffs in the Coeur d’Alene Basin environmental litigation and the State of Idaho on the financial terms of settlement of the litigation and related claims. The settlement was finalized in September 2011 and payment of the financial obligations was completed in 2014.
(3)	On April 12, 2013, Hecla completed an offering of $500 million in aggregate principal amount of its Senior Notes due May 1, 2021 in a private placement conducted pursuant to Rule 144A and Regulation S under the Securities Act. In 2014, an additional $6.5 million aggregate principal amount of the Senior Notes were issued to Hecla’s pension plan.

(4)	In September 2011 and February 2012, Hecla’s board of directors adopted a common stock dividend policy that has two components: (1) a dividend that links the amount of dividends on common stock to Hecla’s average quarterly realized silver price in the preceding quarter, and (2) a minimum annual dividend of $0.01 per share of common stock, in each case, payable quarterly, when declared. See Note 9 of Notes to Consolidated Financial Statements in Hecla’s most recent Annual Report on Form 10-K for more information on potential dividend amounts under the first component of the policy at various silver prices. The following table summarizes the common stock dividends declared by Hecla’s board of directors for the years ended 2013, 2014 and 2015:

Declaration date	(A) Silver- price- linked component per share	(B) Minimum annual component per share	(C) Special dividend per share	(A+B+C) Total dividend per share	Total dividend amount (in millions)	Month of payment
February 25, 2013	$—	$0.0025	$0.01	$0.0125	$3.6	March 2013
May 10, 2013	$—	$0.0025	$—	$0.0025	$0.7	June 2013
August 8, 2013	$—	$0.0025	$—	$0.0025	$0.9	August 2013
November 5, 2013	$—	$0.0025	$—	$0.0025	$0.9	December 2013
February 21, 2014	$—	$0.0025	$—	$0.0025	$0.9	March 2014
May 5, 2014	$—	$0.0025	$—	$0.0025	$0.9	June 2014
July 31, 2014	$—	$0.0025	$—	$0.0025	$0.9	September 2014
November 5, 2014	$—	$0.0025	$—	$0.0025	$0.9	December 2014
February 17, 2015	$—	$0.0025	$—	$0.0025	$0.9	March 2015
May 6, 2015	$—	$0.0025	$—	$0.0025	$0.9	June 2015
August 6, 2015	$—	$0.0025	$—	$0.0025	$0.9	September 2015
November 3, 2015	$—	$0.0025	$—	$0.0025	$0.9	December 2015
February 20, 2016	$—	$0.0025	$—	$0.0025	$0.9	March 2016

Because the average realized silver price for the first quarter of 2016 and each quarter of 2013, 2014 and 2015 was below the minimum threshold of $30 according to the policy, no silver-price-linked component was declared or paid. However, on February 25, 2013, Hecla’s board of directors declared a special common stock dividend of $0.01 per share, in addition to the minimum dividend of $0.0025 per share, for an aggregate dividend of $3.6 million. Prior to 2011, no dividends had been declared on Hecla’s common stock since 1990. Hecla cannot pay dividends on its common stock if it fails to pay dividends on Hecla Series B shares. The declaration and payment of common stock dividends, whether pursuant to the policy or in addition thereto, is at the sole discretion of Hecla’s board of directors, and there can be no assurance that Hecla will continue to declare and pay common stock dividends in the future.

(5)	The cash dividend declared for the fourth quarter of 2010 on Hecla’s 6.5% Mandatory Convertible Preferred Stock was paid in January 2011 and represented the last dividend paid on the 6.5% Mandatory Convertible Preferred Stock, which automatically converted to shares of Hecla common stock on January 1, 2011.
(6)	The increase in the number of employees in 2013 was due largely to the acquisition of Aurizon Mines Ltd. in June 2013.
(7)	As a result of an order from the Mine Safety and Health Administration to remove built-up cementitious material from the Silver Shaft, production was temporarily suspended at the Lucky Friday unit during all of 2012. Limited production resumed in early 2013 and has generally been at historical levels since September 2013. See Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, The Lucky Friday Segment in Hecla’s most recent Annual Report on Form 10-K for more information.

Comparative Per Share Information

The following table sets forth, for the year ended December 31, 2015 and for the three months ended March 31, 2016, selected per share information for Hecla common stock and Mines Management common stock on a historical basis and unaudited pro forma information using the acquisition method of accounting assuming (i) the merger occurred on the dates indicated, (ii) each option to purchase shares of Mines Management common stock outstanding on June 28, 2016 that has an exercise price per share less than $1.04 was cancelled in exchange for the right to receive shares of Hecla common stock with a value of $4.71 per share, and (iii) all severance due to Messrs. Glenn Dobbs and Douglas Dobbs and Ms. Altenburg in connection with the merger was paid in the form of Hecla common stock with a value of $4.71 per share. The Mines Management unaudited pro forma combined equivalents show how each share of Mines Management common stock would have participated in the combined company’s earnings (loss) from continuing operations and book value if the pro forma events had occurred on the relevant dates and were calculated by multiplying the corresponding Hecla unaudited pro forma combined data by the exchange ratio of 0.2218. You should read the data with (i) the historical consolidated financial statements and related notes of Mines Management appearing elsewhere in this proxy statement/prospectus, and (ii) the historical consolidated financial statements and related notes of Hecla contained in its Annual Report on Form 10-K for the year ended December 31, 2015 and in its quarterly report on Form 10-Q for the quarter ended March 31, 2016, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 105. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position of Hecla following the merger.

	As of and for the Year Ended December 31, 2015	As of and for the Three Months Ended March 31, 2016 (Unaudited)
Hecla—Historical Per Share Data
(Loss) per basic and diluted share from continuing operations	$(0.23)	$—
Cash dividends declared per common share	$0.01	$0.0025
Cash dividends declared per Hecla Series B share	$3.50	$0.875
Book value per share	$3.54	$3.53
Mines Management—Historical Per Share Data
(Loss) per basic and diluted share	$(0.10)	$(0.03)
Cash dividends per common share	$—	$—
Cash dividends declared per Mines Management Series B 6% Convertible Preferred Stock (“Mines Management Series B”) share	$60.00	$15.00
Book value per share	$0.07	$0.04
Hecla—Unaudited Pro Forma Combined Data
Unaudited pro forma per Hecla share:
(Loss) per basic and diluted share from continuing operations	$(0.24)	$—
Cash dividends declared per common share	$0.01	$0.0025
Cash dividends declared per Hecla Series B share	$3.50	$0.875
Book value per share	$3.56	$3.55
Mines Management—Unaudited Pro Forma Combined Equivalents Data
Unaudited pro forma per Mines Management common share:
(Loss) per basic and diluted share from continuing operations	$(0.05)	$—
Cash dividends declared per common share	$0.0022	$0.0006
Cash dividends declared per Mines Management Series B share	$—	$—
Book value per share	$0.79	$0.79

Comparative Stock Prices

Hecla common stock is traded on the NYSE under the symbol “HL.” Mines Management common stock is currently listed for trading on the NYSE MKT under the symbol “MGN” and the TSX under the symbol “MGT.” The following table presents trading information for shares of Hecla common stock on the NYSE and Mines Management common stock on the NYSE MKT on May 23, 2016, the last trading day before the public announcement of the execution of the merger agreement, and July [●], 2016, the latest practicable trading day before the date of this proxy statement/prospectus.

	Hecla Common Stock						Mines Management Common Stock
Date	High		Low		Close		High		Low		Close
May 23, 2016		$4.33		$4.09		$4.24		$0.67		$0.62		$0.64
July [●], 2016	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 8, you should carefully consider the following risks before deciding whether to vote for the merger proposal. In addition, you should read and consider the risks associated with the business of Hecla because these risks will also affect Hecla after the merger is final. Descriptions of some of these risks can be found in Hecla’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, updated by any subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 105.

Risk Factors Relating to the Merger

The merger may not be completed on the terms or timeline currently contemplated or at all. Failure to complete the merger could negatively impact the stock prices and the future business and financial results of Hecla and Mines Management.

The completion of the transactions contemplated by the merger agreement is subject to certain conditions, including (1) approval and adoption by Mines Management stockholders, (2) the effectiveness of certain filings with the SEC, (3) the absence of certain legal impediments and (4) other customary closing conditions. See “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—Conditions to Completion of the Merger” beginning on page 76. Hecla and Mines Management cannot assure you that the merger will be consummated on the terms or timeline currently contemplated, or at all. Hecla and Mines Management have expended and will continue to expend a significant amount of time and resources on the merger, and a failure to consummate the merger as currently contemplated, or at all, could have a material adverse effect on Hecla’s and Mines Management’s businesses and results of operations.

If the merger is not completed, the ongoing businesses of Hecla or Mines Management may be adversely affected and Hecla and Mines Management will be subject to several risks, including the following:

•	Mines Management being required, under certain circumstances, to pay Hecla a termination fee of $1,000,000 plus certain of Hecla’s expenses in an amount not to exceed $200,000. See “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—Termination Fees and Expenses” beginning on page 78;

•	having to pay substantial other costs and expenses relating to the proposed transaction, such as legal, accounting, financial advisor, filing, printing and mailing fees and integration costs that have already been incurred and will continue to be incurred until closing;

•	under the merger agreement, Mines Management being subject to certain restrictions on the conduct of its business, which may adversely affect its ability to execute certain business strategies in the future if the merger is not completed;

•	under the Interim Credit Agreement, the amounts loaned to Mines Management are secured by the Montanore Project, and the associated promissory note could mature as early as August 15, 2016. Therefore, if the merger does not close, Mines Management faces the prospects of quickly needing to repay amounts due under the Interim Credit Agreement—currently $1.4 million—or remedial actions, which could include bankruptcy or foreclosure;

•	the focus of management of each of the companies on the merger instead of on pursuing other opportunities that could be beneficial to the companies;

•	the market price of Hecla common stock or Mines Management common stock could decline to the extent that the current market price reflects a market assumption that the merger will be completed; and

•	if the merger agreement is terminated and Mines Management’s board of directors seeks an alternative strategic transaction, stockholders of Mines Management cannot be certain that Mines Management will be able to find a party willing to enter into a strategic transaction on terms equivalent to or more attractive than the terms that Hecla has agreed to in the merger agreement;

in each case, without realizing any of the anticipated benefits of having the merger completed. In addition, if the merger is not completed, Hecla and/or Mines Management may experience negative reactions from the financial markets and from their respective employees and other stakeholders. Hecla and/or Mines Management could also be subject to litigation related to any failure to complete the merger or to perform their respective obligations under the merger agreement. If the merger is not completed, Hecla and Mines Management cannot assure their respective stockholders that these risks will not materialize and will not materially affect the business, financial results and stock prices of Hecla or Mines Management.

The fairness opinion rendered to Mines Management’s board of directors by CG was based on CG’s financial analysis and considered factors such as market and other conditions then in effect, and other information made available to CG, as of the date of the opinion. As a result, the opinion does not reflect changes in events or circumstances after the date of such opinion. Mines Management’s board of directors has not obtained, and does not expect to obtain, an updated fairness opinion from CG reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

The fairness opinion rendered to Mines Management’s board of directors by CG was provided in connection with, and at the time of, the evaluation of the merger and the merger agreement by Mines Management’s board of directors. The opinion was based on the financial analyses performed, which considered market and other conditions then in effect, and other information made available to CG, as of the date of the opinion, which may have changed, or may change, after the date of the opinion. Mines Management’s board of directors has not obtained an updated opinion as of the date of this proxy statement/prospectus from CG and does not expect to obtain an updated opinion prior to completion of the merger. Changes in the operations and prospects of Hecla or Mines Management, general market and economic conditions and other factors that may be beyond the control of Hecla or Mines Management, and on which the fairness opinion was based, may have altered the value of Hecla or Mines Management or the prices of Hecla common stock or Mines Management common stock since the date of such opinion, or may alter such values and prices by the time the merger is completed. The opinion does not speak as of any date other than the date of the opinion. For a description of the opinion that CG rendered to the Mines Management board of directors, please refer to “Proposal 1: The Approval and Adoption of the Merger Agreement—Opinion of Mines Management’s Financial Advisor” beginning on page 49.

The exchange ratio is fixed and will not be adjusted in the event of any change in either Hecla’s or Mines Management’s stock price.

Upon the closing of the merger, each share of Mines Management common stock (other than shares owned by Mines Management, Hecla or Merger Sub, which will be cancelled) will be converted into the right to receive 0.2218 of a share of Hecla common stock, with cash paid in lieu of fractional shares. This exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either Hecla common stock or Mines Management common stock. Changes in the price of Hecla common stock prior to the effective time of the merger will affect the value of Hecla stock that Mines Management stockholders will receive in the merger. Stock price changes may result from a variety of factors (many of which are beyond the control of Hecla or Mines Management), including, without limitation, the following:

•	changes in Hecla’s or Mines Management’s businesses, operations, performance and prospects;

•	changes in market assessments of the business, operations and prospects of Hecla or Mines Management;

•	investor behavior and strategies, including market assessments of the likelihood that the merger will be completed;

•	interest rates, metals prices, general market and economic conditions and other factors generally affecting the price of Hecla’s and Mines Management’s common stock; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Hecla and Mines Management operate.

The price of Hecla common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meeting of Mines Management. As a result, the market value represented by the exchange ratio will also vary.

Any delay in completing the merger may reduce or eliminate the expected benefits from the merger.

In addition to the required Mines Management stockholder approval and adoption, the merger is subject to a number of other conditions beyond Hecla’s and Mines Management’s control that may prevent, delay or otherwise materially adversely affect its completion. Hecla and Mines Management cannot predict whether and when these other conditions will be satisfied. Furthermore, obtaining the required approval and adoption could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause Hecla not to realize some or all of the benefits that it expects to achieve if the merger is successfully completed within its expected timeframe. See the section entitled “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—Conditions to Completion of the Merger” beginning on page 76.

The merger agreement contains provisions that could discourage a potential competing acquiror of Mines Management or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict Mines Management’s ability to solicit, initiate or knowingly facilitate or encourage competing third-party proposals to acquire all or a significant part of Mines Management. In addition, Hecla generally has an opportunity to offer to modify the terms of the merger and the merger agreement in response to any competing acquisition proposals that may be made before Mines Management’s board of directors may withhold or withdraw (or modify in a manner adverse to Hecla) its recommendation. In some circumstances, upon termination of the merger agreement, Mines Management may be required to pay a termination fee to Hecla and/or reimburse Hecla for certain expenses. For additional information, see the sections entitled “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 71, “—Changes in Board Recommendations” beginning on page 73, “—Termination” beginning on page 77 and “—Termination Fees and Expenses” beginning on page 78.

These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Mines Management from considering or proposing such an acquisition, even if it were prepared to offer greater value than provided for under the merger agreement, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee and/or reimbursement of certain expenses that may become payable in certain circumstances, which would represent an additional cost for a potential third party seeking a business combination with Mines Management.

The merger will involve substantial costs.

Hecla and Mines Management have incurred and expect to continue to incur substantial costs and expenses relating directly to the transaction, including fees and expenses payable to legal, accounting and financial advisors and other professional fees relating to the transaction, insurance premium costs, fees and costs relating to regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses.

Mines Management’s officers and directors have interests in the transactions that may be different from, or in addition to, the interests of Mines Management’s stockholders generally.

Officers of Hecla and Mines Management negotiated, with oversight and input provided by their respective boards of directors, the terms of the merger agreement. Hecla’s board of directors approved the merger agreement and the issuance of shares of Hecla common stock to Mines Management stockholders in connection with the merger and determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Hecla common stock to Mines Management stockholders in connection with the merger, are advisable and in the best interests of Hecla and its stockholders. Mines Management’s board of directors approved and adopted the merger agreement and determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Mines Management and its stockholders. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Mines Management’s officers and directors may have interests in the transactions that may be different from, or in addition to, the interests of Mines Management’s stockholders. See the section entitled “Proposal 1: The Approval and Adoption of the Merger Agreement—Interests of Mines Management’s Directors and Named Executive Officers in the Merger” beginning on page 58.

Mines Management stockholders will not be entitled to appraisal rights in the merger.

Appraisal rights are statutory rights that, if applicable, enable stockholders, in connection with certain mergers, to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in the merger. Under Idaho law, stockholders do not have appraisal rights if, among other circumstances, the shares of stock they hold at the record date are listed on the NYSE or the NYSE MKT.

Because Mines Management common stock is listed on the NYSE MKT, Mines Management stockholders will not be entitled to appraisal rights under Idaho law in the merger with respect to their shares of Mines Management common stock.

Risk Factors Relating to Hecla Following the Merger

Hecla will incur transaction and integration costs in connection with the merger.

Hecla and Mines Management expect to incur transaction fees and other costs related to the merger. In addition to transaction costs related to the merger, Hecla will incur integration costs following the completion of the merger as it integrates the Mines Management business with that of Hecla.

After completion of the merger, Hecla may fail to realize anticipated benefits.

The success of the merger will depend, in part, on Hecla’s ability to realize the anticipated benefits from the acquisition of Mines Management. If Hecla is not able to successfully integrate Mines Management into Hecla’s operations within the anticipated timeframe, or at all, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. For example, Hecla has viewed ownership of both its Rock Creek project and Mines Management’s nearby Montanore Project as the principal benefit of the merger. However, the proximity and any other relationship between those two projects could make obtaining all necessary permits for one or both of the projects to be more expensive or time consuming, or any such permit might not be obtained at all.

After completion of the merger, Mines Management may experience negative developments or outcomes in any of its pending litigation matters.

Mines Management is a party to several lawsuits which may impact its ability to access, develop or operate the Montanore Project. Mines Management is currently involved in three different lawsuits each of which involves potential defects in title or parties seeking to limit Mines Management’s access to the properties comprising the Montanore Project. In addition, Mines Management has intervened in three lawsuits challenging environmental permits granted with respect to the Montanore Project. Should a development or outcome from one of these or any other lawsuit limit Mines Management’s ability to access, develop or operate the Montanore Project, then Hecla would likely be unable to realize the anticipated benefits from the acquisition of Mines Management. See “Risk Factors—Risk Factors Relating to Mines Management—The title to some of Mines Management’s properties may be uncertain or defective” beginning on page 31 and “Information Regarding Mines Management—Legal Proceedings” beginning on page 99.

The market price of Hecla common stock following the merger may decline as a result of the merger.

The market price of Hecla’s common stock following the merger may decline as a result of the merger for a number of reasons, including the unsuccessful integration of Mines Management and Hecla, the failure of Hecla to achieve the perceived benefits of the merger, including financial results, difficulties in the Montanore permitting process or declines in the mining industry, the market prices of silver, gold or copper, Hecla’s business or the economy as a whole. These factors are, to some extent, beyond the control of Hecla and Mines Management.

The shares of Hecla common stock to be received by Mines Management stockholders as a result of the merger will have different rights from the shares of Mines Management common stock currently held by Mines Management stockholders.

Upon completion of the merger, Mines Management stockholders will receive shares of Hecla common stock and their rights as stockholders of Hecla will be governed by Delaware law and Hecla’s certificate of incorporation and Hecla’s bylaws. The rights associated with Hecla common stock are different from the rights associated with Mines Management common stock, articles of incorporation and bylaws. See the section entitled “Comparative Rights of Hecla Stockholders and Mines Management Stockholders” beginning on page 84 for a discussion of the different rights associated with Hecla common stock.

Hecla will continue to face other existing and future business and financial risks.

Hecla faces numerous risks associated with its business, financial structure and related matters. These risks are described under Item 1A, Risk Factors in Hecla’s most recent Annual Report on Form 10-K, which is incorporated herein by reference and which you should read and carefully consider, and may be updated in Hecla’s Quarterly Reports on Form 10-Q.

If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the stockholders of Mines Management may be subject to U.S. federal income tax on the merger.

Although Hecla and Mines Management intend that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, it is possible that the Internal Revenue Service may assert that the merger fails to qualify as such. If the Internal Revenue Service were to be successful in such assertion, or if for any other reason the merger were to fail to qualify as a “reorganization,” each U.S. holder (as defined on page 61) of shares of Mines Management common stock would recognize gain or loss with respect to its shares of Mines Management common stock based on the difference between (i) that U.S. holder’s tax basis in such shares and (ii) the fair market value of the shares of Hecla common stock received (and any cash received in lieu of a fractional share of Hecla common stock). For additional information, see the section entitled “Proposal 1: The Approval and Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 60.

Risk Factors Relating to Mines Management

If the merger is not completed, Mines Management will require additional external financing to fund its continuing business activities in the future, and the terms of any such financing, if obtained, may have negative effects on Mines Management’s flexibility and future transactions.

Mines Management is an exploration stage mining company and currently does not have sufficient capital to continue its business activities as planned through 2016 or to fund the activities needed to establish the economic feasibility of the Montanore Project. Mines Management had approximately $0.4 million in cash and cash equivalents as of March 31, 2016, which is insufficient to fund its business and operations through 2016. Mines Management anticipates that its expenses in 2016 would total approximately $1.6 million for regulatory and environmental monitoring activities and $2.0 million of general and administrative expenses, assuming that Mines Management were able to obtain sufficient capital to continue operations. Mines Management estimates that, following the completion of environmental mitigation activities, the costs of completing the exploratory drilling program at the Montanore Project will be approximately $20.0 to $25.0 million, plus general and administrative expenses during the period in which the drilling program is being conducted. Uncertainties surrounding the exploratory drilling program and the permitting process could require the drilling program to take longer and cause costs to increase. Mines Management’s cash on hand is not sufficient to continue its business through 2016 or to commence the exploratory drilling program and a bankable feasibility study, and external financing will be required.

If the merger is not completed, Mines Management plans to continue its efforts to secure external financing but it presently does not have agreements from any source under which such financing will be received, and its recent efforts to obtain financing on acceptable terms or at all, other than from Hecla in connection with the merger, have been unsuccessful. There can be no assurance that Mines Management will be successful in obtaining external financing or entering into a sale of Mines Management, a sale or joint venture of the Montanore Project, or other type of transaction that will permit it to repay amounts due to Hecla under the Interim Credit Agreement or continue its business, or that the terms of any such financing or transaction would not make future financings or transactions more difficult or otherwise limit Mines Management’s flexibility or opportunities in the future. There can be no assurance that any financing obtained will not be highly dilutive to existing stockholders. In addition, it is uncertain that the amount of any financing that might be obtained would enable Mines Management to repay amounts due to Hecla under the Interim Credit Agreement or continue its business and operations for more than a few months. If no additional funding can be secured, Mines Management may not be able to remain in business or to complete a transaction with respect to the Montanore Project or any other transaction. Finally, the amounts owed to Hecla under the Interim Credit Agreement—currently $1.4 million—are secured by the Montanore Project, and if Mines Management is unable to repay Hecla, it could face the prospects of losing title to Montanore through foreclosure or other similar remedial measures.

If Mines Management is unable to comply with the NYSE MKT continued listing requirements, its common stock could be delisted from the NYSE MKT equities market. Delisting could negatively affect its stock price and investors’ ability to make transactions in its securities.

On July 1, 2015, Mines Management received a letter from NYSE MKT stating that Mines Management was not in compliance with the continued listing standards as set forth in Section 1003(a)(i-iv) of the NYSE MKT Company Guide (the “Company Guide”). In order to maintain its listing, Mines Management submitted a plan on August 3, 2015, in accordance with the NYSE MKT’s requirement, which addresses how it intends to regain compliance with the financial impairment standards set forth in Section 1003(a)(iv) of the Company Guide by December 31, 2015 and the equity standards set forth in Section 1003(a)(i)-(iii) of the Company Guide by December 31, 2016. During September 2015, the NYSE MKT accepted the Company’s compliance plan and granted Mines Management until September 30, 2015 to regain compliance with the financial impairment standards. On October 21, 2015, the NYSE MKT notified Mines Management that Mines Management had made a reasonable demonstration of its ability to regain compliance with financial impairment standards by the end of the revised plan period of December 31, 2015. In January 2016, the NYSE MKT granted Mines Management a further extension to regain compliance with financial impairment standards to March 31, 2016. In April 2016, the NYSE MKT granted Mines Management an additional extension to June 30, 2016 because Mines Management had made a reasonable demonstration of its ability to regain compliance with Section 1003(a)(iv) of the NYSE MKT Company Guide by the end of the revised plan period. If the merger is not completed, it is uncertain that Mines Management will be able to obtain sufficient external financing to continue its business and operations for more than a few months, which would be unlikely to satisfy the NYSE MKT financial impairment listing requirements.

There can be no assurance that Mines Management common stock will remain listed on the NYSE MKT. If Mines Management is delisted from the NYSE MKT, Mines Management anticipates that its common stock will trade over the counter. If Mines Management common stock is delisted from the NYSE MKT, its stockholders may face material adverse consequences, including, but not limited to, a decrease in the price of its common stock and reduced liquidity in the trading market for its common stock. Some stockholders may sell their shares, and Mines Management’s ability to issue additional securities or obtain additional financing in the future may be negatively affected. Mines Management would no longer be able to use a short form Form S-3 registration statement (i) for a primary offering, if Mines Management public float is not at least $75.0 million as of a date within 60 days prior to the date of filing the Form S-3, or a re-evaluation date, whichever is later, and (ii) to register the resale of its securities by persons other than Mines Management. If Mines Management were unable to utilize a Form S-3 registration statement for primary and secondary offerings of Mines Management common stock, Mines Management would be required to file a Form S-1 registration statement, which, due to regulatory review periods, could delay Mines Management’s ability to raise funds in the future, may limit the type of offerings of common stock Mines Management could undertake and could increase the expenses of any offering.

If Mines Management common stock were delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade Mines Management common stock and an investor may find it more difficult to acquire or dispose of Mines Management common stock in the secondary market.

If Mines Management common stock were removed from listing with the NYSE MKT, it may be subject to the so-called “penny stock” rules. The SEC has adopted regulations that define a penny stock to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If Mines Management common stock were delisted and determined to be a penny stock, a broker-dealer may find it more difficult to trade Mines Management common stock, and an investor may find it more difficult to acquire or dispose of Mines Management common stock on the secondary market.

Mines Management has no proven or probable reserves.

Mines Management is currently in the exploration stage and has no proven or probable reserves, as those terms are defined by the SEC, on any of Mines Management’s properties, including the Montanore Project. The mineralized material identified to date in respect of the Montanore Project has not demonstrated economic viability and Mines Management cannot provide any assurance that mineral reserves with economic viability will be identified on that property.

In order to demonstrate the existence of proven or probable reserves under SEC guidelines, it would be necessary for Mines Management to advance the exploration of the Montanore Project by significant additional delineation drilling to demonstrate the existence of sufficient mineralized material with satisfactory continuity. If successful, the results of this drilling program would provide the basis for a feasibility study demonstrating with reasonable certainty that the mineralized material can be economically extracted and produced. Mines Management does not currently have sufficient data to support a feasibility study of the Montanore Project, and in order to perform the drilling to support such a feasibility study, Mines Management must first obtain external financing and complete environmental mitigation activities to continue its exploration efforts. It is possible that, even if Mines Management obtains sufficient geologic data to support a feasibility study on the Montanore

Project, the data will lead it to conclude that none of the identified mineral deposits can be economically and legally extracted or produced. If Mines Management cannot adequately confirm or discover any mineral reserves of precious metals at the Montanore Project, it may not be able to generate any revenues.

Even if Mines Management discovers mineral reserves at the Montanore Project in the future that can be economically developed, the initial capital costs associated with development and production of any reserves found is such that Mines Management might not be profitable for a significant time after the initiation of any development or production. The commercial viability of a mineral deposit once discovered is dependent on a number of factors beyond Mines Management’s control, including particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as metal prices. In addition, development of a project as significant as the Montanore Project will likely require significant debt financing, the terms of which could contribute to a delay of profitability.

Even if Mines Management’s exploration efforts at the Montanore Project are successful, Mines Management may not be able to raise the funds necessary to develop the Montanore Project.

If Mines Management’s exploration efforts at the Montanore Project are successful, a Preliminary Economic Assessment completed in November 2010 indicated that it would cost approximately $550.0 million in additional financing to develop and construct the Montanore Project. If and when an updated assessment is completed, this amount could increase significantly. Sources of external financing could include bank debt financing, smelter offtake financings, equity financing or the sale of all or a portion of the Montanore Project. Even if a bankable feasibility study is completed, commodity prices, the then-current state of financial markets or other factors may render financing for the development of the Montanore Project difficult or impossible. Financing has become significantly more difficult to obtain in the current market environment. There can be no assurance that Mines Management will commence production at the Montanore Project or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all, and Mines Management may not be able to secure the financing necessary to begin or sustain production at the Montanore Project. If Mines Management cannot adequately finance its exploration of the Montanore property and its subsequent development, Mines Management will not be able to generate any revenues. In addition, should Mines Management incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different than those included in Mines Management’s periodic reports.

Additional permits will be required and may be delayed during advancement of the Montanore Project.

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Although the final RODs were issued on February 12, 2016, additional permits will be required for advancement of the Montanore Project. Obtaining these permits has been and continues to be a complex and time consuming process involving numerous jurisdictions and often involves additional work and studies, public hearings, litigation and other costly undertakings. Mines Management has been engaged in renewing or pursuing permits since early 2005. Obtaining required permits for the Montanore Project has been and may continue to be more difficult due to its location within the Cabinet Wilderness Area and its proximity to a core habitat of certain protected species, including the grizzly bear and bull trout. In addition, Hecla is seeking to permit its Rock Creek mining project near the Montanore Project, and the impact of that operation on the environment and on wildlife in the area was taken into consideration in Mines Management’s permitting determinations and has lengthened its permitting process and made those determinations more difficult. Private political groups have been active in opposing permitting of projects in and near the Cabinet Wilderness Area and have taken and may in the future take actions to oppose or delay the Montanore Project. For example, Save Our Cabinets, Earthworks and Defenders of Wildlife filed a complaint in the United States District Court for the District of Montana against the U.S. Fish and Wildlife Service (“USFWS”) challenging the issuance of the Montanore biological opinion. Two other lawsuits challenging the permitting of the Montanore Project have since been filed. See “Information Regarding Mines Management—Legal Proceedings” beginning on page 99.

Mining projects require the evaluation of environmental impacts for air, water, vegetation, wildlife, cultural, historical, geological, geotechnical, geochemical, soil and socioeconomic conditions. Permits are required for, among other things, storm-water discharge, air quality, wetland disturbance, dam safety (for water storage and/or tailing storage), septic and sewage and water rights appropriation, and compliance must be demonstrated with the Endangered Species Act and the National Historical Preservation Act. Permitting costs through March 31, 2016 have totaled approximately $46.8 million, and it is possible that the costs and delays associated with compliance with such standards and regulations could become such that Mines Management would be unable to raise sufficient funds to proceed with the further exploration, development or operation of a mine at the Montanore Project.

Mines Management has a history of losses and expects losses to continue.

As an exploration stage company that has no production history, Mines Management has incurred losses since its inception, and it expects to continue to incur additional losses for the foreseeable future. For the fiscal years ended December 31, 2015 and 2014, Mines Management incurred losses of $2.8 million and $6.5 million, respectively. As of March 31, 2016, Mines Management had an accumulated deficit of $90.3 million. There can be no assurance that Mines Management will achieve or sustain profitability in the future.

The title to some of Mines Management’s properties may be uncertain or defective.

Although the Montanore deposit is held by patented mining claims, a significant portion of Mines Management’s United States mineral and surface use rights consist of “unpatented” mining and millsite claims created and maintained in accordance with the General Mining Law. Unpatented mining and millsite claims are unique U.S. property interests and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining and millsite claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the General Mining Law. Also, unpatented mining and millsite claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining or millsite claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining and millsite claims. Mines Management has not filed a patent application for any of its unpatented mining and millsite claims that are located on federal public lands in the United States and, under current law and possible future legislation to change the General Mining Law, patents may not be available. Mines Management has obtained a title opinion on some of the patented mining claims covering the Montanore deposit, but not on all of its patented mining claims. Mines Management has not obtained title opinions on any of its unpatented mining or millsite claims.

Mines Management’s ability to conduct exploration, development, mining and related activities may also be impacted by administrative actions taken by federal agencies. With respect to unpatented millsites, for example, the ability to use millsites and their validity has been subject to greater uncertainty since 1997. In November of 1997, the Secretary of the Interior approved a Solicitor’s Opinion which concluded that the General Mining Law imposed a limitation that only a single five-acre millsite may be claimed or used in connection with each associated and valid unpatented or patented lode mining claim. Subsequently, however, on October 7, 2003, the new Secretary of the Interior approved an Opinion by the Deputy Solicitor which concluded that the mining laws do not impose a limitation that only a single five-acre millsite may be claimed in connection with each associated unpatented or patented lode mining claim. Current federal regulations do not include the millsite limitation. There can be no assurance, however, that the Department of the Interior will not seek to re-impose the millsite limitation at some point in the future.

Other actions have been periodically brought, including one action that is currently ongoing, against the Department of the Interior, the Department of Agriculture, the Bureau of Land Management (BLM), and the U.S. Forest Service (USFS), seeking to impose the five-acre millsite limitation, as well as to require mining claimants to pay fair market value for their use of the surface of federal lands where those claimants have not demonstrated the validity of their unpatented mining claims and millsites. To date, such actions have not been successful, but there can be no assurances they or other actions will not be in the future.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law, as well as legislation that would make comprehensive changes to the law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If adopted, such legislation, if it included concepts that have been part of previous legislative proposals, could, among other things, (i) adopt the millsite limitation discussed above, (ii) impose time limits on the effectiveness of plans of operation that may not coincide with mine life, (iii) impose more stringent environmental compliance and reclamation requirements, (iv) establish a mechanism that would allow states, localities and Native American tribes to petition for the withdrawal of identified tracts of federal land from the operation of the General Mining Law, (v) allow for administrative determinations that mining would not be allowed in situations where undue degradation of the federal lands in question could not be prevented and (vi) impose royalties on silver and copper production or fees on tons of material moved from unpatented mining claims located on federal lands or impose fees on production or tons of material moved from patented mining claims. If adopted, such legislation could have an adverse impact on earnings from Mines Management’s operations, could reduce estimates of any reserves Mines Management may establish and could curtail its future exploration and development activity on federal lands or patented claims.

While Mines Management does not believe that title to any of its properties is defective, title to mining properties is subject to potential claims by third parties claiming an interest in them. For example, in September 2007, Mines Management filed a declaratory judgment action captioned Mines Management, Inc., Newhi, Inc. and Montanore Minerals Corp. v. Tracie Fus et al., Cause No. DV 07-248 in Montana Nineteenth Judicial District Court, Lincoln County. In this action, Mines Management sought a court judgment against certain of the defendants that the unpatented mining claims of such defendants allegedly located above portions of Mines Management’s adit and overlapping certain of its patented and unpatented mining claims, millsites and tunnel sites are invalid. The defendants then asserted trespass claims against Mines Management relating to Mines Management’s use of certain of its mining claims, millsites and the adit. The parties participated in a mediation in 2009, which resulted in a settlement with seven of the ten defendants. In mid-March 2013 the court issued an order (i) enforcing the settlement with seven of the ten defendants, (ii) enjoining Mines Management from trespassing on certain mining claims owned by one of the defendants and (iii) finding that the mining claim of another defendant is valid and superior to certain of Mines Management’s claims. The claims with respect to which Mines Management was enjoined from trespass do not overlap the adit. The mining claim that the court determined was valid and superior to certain of Mines Management’s claims overlaps portions of the adit and portions of certain of its patented claims and unpatented mill sites and tunnel sites. Mines Management appealed to the Montana Supreme Court with respect to certain portions of the order. The Montana Supreme Court ruled in favor of Mines Management, remanding the case to the district court with instructions to vacate the injunction and to conduct further proceedings. Mines Management does not believe that this order, if re-entered by the district court, would affect its ability to use the adit or to conduct exploration and development operations as currently planned once Mines Management has obtained the required permits. See further details regarding this action under “Information Regarding Mines Management—Legal Proceedings” beginning on page 99.

Mines Management is obligated by a right of first refusal agreement relating to its future silver production that may affect the willingness of third parties to enter into silver purchase agreements with it.

In November 2007, Mines Management entered into a right of first refusal agreement with a significant stockholder that granted to that stockholder a 20-year right of first proposal and a right to match third-party proposals to purchase a silver stream, i.e., all or any portion of silver mined, produced or recovered by Mines Management in the State of Montana. The right does not apply to trade sales and spot sales in the ordinary course of business or forward sales. The existence of this agreement may make other potential buyers less likely to negotiate with Mines Management to purchase silver Mines Management produces since they would be subject to this right of first refusal.

THE PARTIES

Hecla Mining Company

Hecla Mining Company

6500 N. Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

(208) 769-4100

Hecla is a Delaware corporation with its shares of common stock traded on the NYSE under the symbol “HL.” Hecla is a U.S.-based precious and base metals mining company engaged in the exploration, acquisition, development, production and marketing of silver, gold, lead and zinc. In business since 1891, Hecla is among the oldest U.S.-based precious metals mining companies and one of the lowest-cost primary silver producers in North America. Hecla produces both metal concentrates, which it sells to smelters and brokers, and unrefined gold and silver precipitate and bullion bars (doré), which is are sold as precipitate and doré, or are further refined before sale, to refiners and precious metals traders.

Additional information about Hecla and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 105.

HL Idaho Corp.

HL Idaho Corp., a wholly-owned subsidiary of Hecla, is an Idaho corporation. Upon completion of the merger, HL Idaho Corp. will be merged with and into Mines Management, with Mines Management surviving as a wholly-owned subsidiary of Hecla. HL Idaho Corp. has not conducted any significant activities other than those incidental to its formation and the matters contemplated by the merger agreement in connection with the merger.

Mines Management, Inc.

Mines Management, Inc.

Investor Relations

905 West Riverside Avenue, Suite 311

Spokane, Washington 99201

(509) 838-6050

Overview. Mines Management, Inc. is engaged in the business of acquiring and exploring, and if exploration is successful, developing, mineral properties, primarily those containing silver and associated base and precious metals. Mines Management was incorporated under the laws of the State of Idaho on February 20, 1947. Mines Management’s principal mineral property interest, the Montanore Project, is held by its wholly-owned subsidiaries, Newhi, Inc. and Montanore Minerals Corp. Mines Management’s properties, including the Montanore property, are currently in the exploration stage; none of its properties are currently in production.

Mines Management common stock is currently listed for trading on the NYSE MKT under the symbol “MGN” and the TSX under the symbol “MGT.”

Mines Management’s executive offices and principal place of business are located at 905 West Riverside Avenue, Suite 311, Spokane, Washington 99201. Mines Management’s registered agent in Idaho is located at 921 S. Orchard St., Suite G, Boise, Idaho 83705.

Additional information about Mines Management and its subsidiaries is set forth under “Information Regarding Mines Management” beginning on page 94.

Montanore Project. The Montanore Project is located in northwestern Montana and from 1988 to 2002 was owned by Noranda. During that time the project received an approved EIS, ROD and all of its primary environmental permits, and conducted pre-evaluation construction activities on the property. From 1988 to 2002, Mines Management held royalty rights to a portion of the deposit. In 2002, Noranda announced that it was abandoning the project, and subsequently transferred to Mines Management by quitclaim deed the patented and unpatented mining claims that control the mineral rights, and all drill core and intellectual property including geologic, environmental and engineering studies, relating to the Montanore Project.

In May 2006, Mines Management acquired two Noranda subsidiaries that held title to the property providing access to the 14,000 foot Libby adit and related permits. The Libby adit, when extended, will provide access to the Montanore deposit for Mines Management’s planned underground exploration and delineation drilling program. Mines Management submitted revisions to the operating permit that allowed it to reopen the Libby adit in 2006 and to proceed with dewatering and rehabilitation of the adit. In March 2008, Mines Management obtained authorization from the State of Montana to resume the exploration activities started by the previous owner. Until the environmental review process for the Montanore Project was completed, Mines Management was prohibited from conducting exploration activities at the Libby adit.

Since 2003, Mines Management has spent approximately $77.2 million on evaluation and updating of data, including that originating from previous owners, permitting activities, acquisition of equipment, construction of site infrastructure and development and construction of a dewatering system. As currently planned, the advanced exploration and delineation drilling program includes the following:

•	Development and advancement of the Libby adit by 3,000 feet to access the Montanore deposit;

•	Drifting of approximately 10,000 feet and establishment of drill stations; and

•	Diamond core drilling of approximately 50 holes totaling approximately 50,000 feet.

Results of the drilling program, if successful, would provide data to support the completion of a bankable feasibility study and further optimization of the mine plan. The advanced exploration and delineation drilling program, through completion of a bankable feasibility study, is expected to cost an additional $20.0 to $25.0 million.

Before Mines Management could advance the Montanore Project, it was required to obtain the requisite project approvals and permits from the USFS, Montana Department of Environmental Quality (“MDEQ”), the USFWS, and the US Army Corps of Engineers. A Draft EIS was issued by the USFS and the MDEQ in the first quarter of 2009. After the comment period expired, it was determined by the agencies that a Supplemental Draft EIS was necessary and this was completed in September 2011. The public comment period for the Supplemental Draft EIS closed in December 2011. The USFWS issued the final biological opinion for terrestrial and aquatic endangered species during the second quarter of 2014, indicating the Montanore Project posed no jeopardy to endangered species in the area around the Project. The USFS and the MDEQ continued to develop the Final EIS during 2014 and issued the preliminary Final EIS during the third quarter of 2014. A second preliminary Final EIS was completed late in 2014. Several drafts of the ROD were also completed during 2014 by the EIS contractor. The USFS and the MDEQ provided legal notice to the public on April 1, 2015 announcing the availability of the Final EIS and Draft ROD. Following a public objection and resolution process, the USFS and MDEQ integrated clarifying comments into the Final EIS. In December 2015, the USFS and MDEQ issued the Final EIS and, on February 12, 2016, issued RODs approving development of the Montanore Project. Mines Management plans to commence the extension of the underground adit and the underground evaluation and delineation drilling program after obtaining sufficient external financing and completing requisite environmental mitigation activities.

Additional Information. For additional information about Mines Management and its subsidiaries, see “Information Regarding Mines Management” beginning on page 94.

THE SPECIAL MEETING

Date, Time and Place

The special meeting of Mines Management stockholders is scheduled to be held at the Lincoln Building, 811 W. Riverside, 2nd floor conference room, Spokane, Washington 99201 on Wednesday, August 10, 2016, at 2:00 p.m., local time.

Purpose of the Special Meeting

At the special meeting, Mines Management stockholders will be asked:

•	to consider and vote on the merger proposal;

•	to consider and vote on the adjournment proposal; and

•	to consider and vote on the compensation proposal.

Recommendation of the Board of Directors of Mines Management

After careful consideration, the Mines Management board of directors, on May 21, 2016, unanimously approved, adopted and declared advisable the merger agreement and the merger, directed that the merger agreement be submitted to the stockholders of Mines Management for approval and adoption and determined that the terms of the merger agreement and the merger are advisable and in the best interests of Mines Management’s stockholders.

The Mines Management board of directors accordingly unanimously recommends that the Mines Management stockholders vote “FOR” each of the merger proposal, the adjournment proposal and the compensation proposal.

Approval and adoption of the merger proposal is subject to a vote by Mines Management’s stockholders separate from the vote on the approval of the compensation proposal. Approval of the compensation proposal is not a condition to completion of the merger.

Mines Management Record Date; Stockholders Entitled to Vote

Only holders of record of shares of Mines Management common stock at the close of business on July 5, 2016, the record date for the special meeting, will be entitled to notice of, and to vote at, the special meeting and at any adjournment or postponements thereof. A list of stockholders of record entitled to vote at the special meeting will be available for inspection by stockholders for ten days before the special meeting at Mines Management’s executive offices and principal place of business at 905 West Riverside Avenue, Suite 311, Spokane, Washington 99201 during ordinary business hours for any purpose germane to the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

As of the close of business on the record date, there were outstanding a total of [●] shares of Mines Management common stock entitled to vote at the special meeting. As of the close of business on the record date, approximately [●]% of the outstanding shares of Mines Management common stock were held by Mines Management directors and officers and their affiliates. Certain stockholders of Mines Management, including certain Mines Management directors and officers, have entered into shareholders agreements, each dated May 23, 2016, pursuant to which each such stockholder has agreed, among other things, to vote its shares of common stock of Mines Management (as set forth in such stockholder’s shareholders agreement) in favor of the approval and adoption of the merger agreement.

Each share of Mines Management common stock owned on the record date is entitled to one vote on each proposal at the special meeting.

If you own shares of Mines Management common stock that are registered in the name of someone else, such as a broker, you are not a holder of record and instead hold your shares in “street name.” Holders in “street name” will need to direct the organization in whose name their shares are registered to vote those shares or obtain authorization from them and vote the shares yourself at the special meeting, as described below.

Quorum

A quorum is necessary to transact business at the special meeting. The presence, in person or by proxy, of the holders of a majority of the voting power of the Mines Management common stock entitled to vote at the special meeting shall constitute a quorum for the transaction of business. Abstentions and broker non-votes will be counted as present for purposes of establishing a quorum.

Required Vote

Approval and adoption of the merger proposal, the adjournment proposal and the compensation proposal requires the affirmative vote of a majority of the votes cast by holders of Mines Management common stock present in person or represented by proxy at the special meeting and entitled to vote on the matter, and a quorum must be present at the special meeting.

Abstentions and Broker Non-Votes

If you are a Mines Management stockholder and fail to submit a proxy or fail to instruct your broker to vote, it will have no effect on the merger proposal, the adjournment proposal or the compensation proposal, assuming a quorum is present. If you are a Mines Management stockholder and you mark your proxy or provide voting instructions to abstain, it will have no effect on the merger proposal, the adjournment proposal and the compensation proposal.

Voting in Person

If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the meeting. Please note, however, that if your shares are held in “street name” and you wish to vote at the meeting, you must bring to the meeting a legal proxy executed in your favor from the record holder of the shares (your broker) authorizing you to vote at the meeting.

In addition, please be prepared to provide proper identification, such as a driver’s license or passport. If you hold your shares in “street name,” you will need to provide proof of ownership, such as a recent account statement or letter from your broker proving ownership on the record date, along with proper identification. Stockholders will not be allowed to use cameras, recording devices and other similar electronic devices at the meeting.

Voting of Proxies

A proxy card is enclosed for your use. Mines Management requests that you mark, sign and date the accompanying proxy and return it promptly in the enclosed postage-paid envelope. When the accompanying proxy is properly executed and returned, the shares of Mines Management common stock represented by it will be voted at the special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy.

As of the date hereof, management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this proxy statement/prospectus or the related proxy card other than the matters set forth in Mines Management’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please mark, sign, date and return the enclosed proxy card or submit a proxy via the Internet or by telephone whether or not you plan to attend the special meeting in person.

All shares represented by properly executed proxies received (including proxies received via the Internet or by telephone) in time for the special meeting will be voted at the meeting in the manner specified by the stockholder giving those proxies. Properly executed proxies that do not contain voting instructions with respect to the merger proposal, the adjournment proposal or the compensation proposal will be voted “FOR” that proposal.

Shares Held in “Street Name”

If you hold your shares in a stock brokerage account or if your shares are held by a broker (that is, in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your broker. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Mines Management or by voting in person at the special meeting unless you provide a legal proxy, which you must obtain from your broker. Further, brokers who hold shares of Mines Management common stock on behalf of their customers may not give a proxy to Mines Management to vote those shares without specific instructions from their customers.

If you are a Mines Management stockholder holding your shares in “street name” and you do not instruct your broker on how to vote your shares, your broker may not vote your shares, which will have no effect on the merger proposal, the adjournment proposal or the compensation proposal, assuming a quorum is present.

Revocation of Proxies

You have the power to revoke your proxy at any time before your proxy is voted at the special meeting. If you are a holder of record, you can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date (including by telephone or through the Internet); or

•	you can attend the meeting and vote in person, which will cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you submit a signed notice of revocation or grant a new written proxy, your notice of revocation or your new proxy must be received by the Corporate Secretary of Mines Management at 905 West Riverside Avenue, Suite 311, Spokane, Washington 99201 no later than the beginning of the special meeting. If you do so by telephone or through the Internet, your revised instructions must be received by 11:59 p.m. Eastern Time on [●], 2016.

If your shares are held in “street name” by your broker you should contact your broker to change your vote or revoke your proxy.

Tabulation of Votes

Mines Management has appointed one or more representatives of Broadridge Financial Solutions, Inc. to serve as the inspector of election for the special meeting. The inspector of election will, among other matters, determine the number of shares represented at the special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to the stockholders.

Solicitation of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the special meeting will be borne by Mines Management. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Mines Management, some of whom may be considered participants in the solicitation, without additional remuneration, by telephone, facsimile or otherwise. Mines Management will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. Mines Management has retained Morrow & Co., LLC to assist it in its solicitation of proxies and has agreed to pay them a fee of $10,000 plus a fee of $6.50 per non-objecting beneficial owner, plus reasonable expenses, for these services.

Adjournments

If a quorum is not present or represented, the chairman of the meeting and the stockholders entitled to vote at the special meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. If a quorum is present at the meeting but there are not sufficient votes at the time of the meeting to approve and adopt the merger proposal, then Mines Management stockholders may be asked to vote on the adjournment proposal. The chairman of the meeting also has the power to adjourn the meeting. No notices of an adjourned meeting need be given unless the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at such adjourned meeting as of the record date for notice of such adjourned meeting. At any subsequent reconvening of the special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

PROPOSAL 1: THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT

Proposal 1: The Approval and Adoption of the Merger Agreement

Mines Management is asking its stockholders to authorize the holder of any proxy solicited by Mines Management’s board of directors to approve and adopt the merger agreement pursuant to which Merger Sub will be merged with and into Mines Management (with Mines Management surviving the merger as a wholly-owned subsidiary of Hecla) and each outstanding share of common stock of Mines Management (other than shares owned by Mines Management, Hecla, Merger Sub or any of their respective subsidiaries, which will be cancelled) will be converted into the right to receive 0.2218 of a share of common stock of Hecla. Any stockholders entitled to receive a fractional share of Hecla common stock shall receive cash in lieu of such fractional share.

Approval and adoption of the merger proposal requires the affirmative vote of a majority of the votes cast by holders of Mines Management common stock present in person or represented by proxy at the special meeting and entitled to vote on the matter, and a quorum must be present at the special meeting.

If you are a Mines Management stockholder and fail to submit a proxy or fail to instruct your broker to vote, it will have no effect on the merger proposal, assuming a quorum is present. If you are a Mines Management stockholder and you mark your proxy or provide voting instructions to abstain, it will have no effect on the merger proposal, assuming a quorum is present.

Hecla stockholders are not required to adopt the merger agreement or approve the merger or the issuance of Hecla common stock in connection with the merger.

Effects of the Merger

At the effective time, Merger Sub will merge with and into Mines Management, with Mines Management surviving the merger and becoming a wholly-owned subsidiary of Hecla. In the merger, each share of Mines Management common stock issued and outstanding immediately prior to the closing of the merger (other than shares owned by Mines Management, Hecla, Merger Sub or any of their respective subsidiaries, which will be cancelled) will be converted into the right to receive 0.2218 of a share of Hecla common stock. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger. Any stockholders entitled to receive a fractional share of Hecla common stock shall receive cash in lieu of such fractional share.

Immediately following the consummation the merger, Hecla will own 100% of the issued and outstanding common stock of Mines Management. It is projected that holders of Mines Management common stock will own approximately 2.37% of Hecla’s outstanding common stock, while existing stockholders of Hecla will continue to own the remaining 97.63%.

Background of the Merger

The Mines Management board of directors has from time to time explored strategic options potentially available to Mines Management to finance the further exploration and development of the Montanore Project and enhance stockholder value. These have included multiple discussions with representatives of other exploration and mining companies concerning possible business combinations or joint ventures to explore and develop the Montanore Project, and with private equity funds and other financial institutions concerning either providing additional financing to Mines Management or acquiring Mines Management or all or a portion of its assets. Numerous confidentiality agreements have been executed to enable these other companies and institutions to conduct due diligence of either Mines Management in its entirety or the Montanore Project alone. These efforts have, over the past several years, resulted in preliminary discussions with many such companies and institutions, including Hecla. None of these preliminary discussions resulted in a proposal that the Mines Management board of directors could recommend to Mines Management stockholders.

Following issuance of the final EIS for the Montanore Project in March 2015, Mines Management initiated contact regarding financing, joint venture or business combination transactions with multiple private equity funds and exploration and mining companies and entered into confidentiality agreements with certain interested parties, including Hecla, to enable those companies and institutions to conduct due diligence. Subsequently, in July 2015, Mines Management sent out requests for proposals to approximately fifty private equity funds and exploration and mining companies. As a result of those efforts, Mines Management received two responses containing proposals. Of these two responses, one was from Hecla and the other was from an unrelated third party with which Mines Management entered into a confidentiality agreement. Concurrently, Mines Management engaged a financial advisor concerning a possible debt or equity financing. Mines Management ended the engagement with the financial advisor in October 2015 due to a lack of interest in the possible debt or equity financing. In October 2015, in order to improve its cash position and continue its business, Mines Management sold mining equipment for approximately $1.67 million.

Beginning at least as early as 2011 and from time to time over the next several years, Mines Management and Hecla discussed a potential strategic transaction, including a joint venture with respect to the Montanore Project or a business combination. These principally involved discussions between Glenn M. Dobbs (Chairman of the Board of Directors and Chief Executive Officer of Mines Management) and Phillips S. Baker, Jr. (President and Chief Executive Officer of Hecla).

Throughout the summer of 2012, Mr. Dobbs and Mr. Baker met several times in Spokane, Washington to discuss the possibility of a joint venture between the companies.

In August 2013, Mr. Dobbs contacted Mr. Baker suggesting a meeting would be appropriate to discuss a joint venture in light of then imminent permitting developments for the Montanore Project, and the two met on August 29, 2013 in Spokane.

In November 2013, Mr. Dobbs again contacted Mr. Baker to inquire of Hecla’s interest in a joint venture based on positive permitting developments and indicated that a due diligence web site had been established by Mines Management to allow interested parties that signed a non-disclosure agreement to review technical data about the Montanore Project. The parties did not reach agreement regarding a transaction and terminated discussions.

On April 3, 2015, Mr. Dobbs and Mr. Baker met in Spokane to discuss Hecla’s interest in Mines Management and the Montanore Project. Hecla had recently announced the pending acquisition of Revett Mining Company, Inc. (“Revett”), which at the time owned the Rock Creek silver and copper project located near the Montanore Project. The acquisition of Revett was subsequently completed in June 2015. The USFS and MDEQ had recently provided notice to the public of the availability of the final EIS and draft ROD, a significant step towards issuance of the final ROD, following which underground exploration of the Montanore deposit could proceed. The parties agreed to continue discussions.

On May 8, 2015, Mines Management and Hecla entered into a confidentiality agreement.

On May 18, 2015, Hecla employees Luke Russell (Vice President—External Affairs), Steve Petroni (General Manager—Exploration), and John Jordan (Vice President—Technical Services) met with Glenn Dobbs and Doug Dobbs (Director, President and Secretary of Mines Management) at Mines Management’s office in Spokane to discuss the Montanore Project.

Hecla continued due diligence on Mines Management and the Montanore Project in May and June 2015, and on June 24, 2015 representatives of Hecla and Mines Management met near Libby, Montana for a site visit to the Montanore Project, including the Libby adit. Present for Hecla were Luke Russell, Steve Petroni, Dave Holland (Senior Environmental Engineer) and Keith Blair (Chief Resource Geologist). Present for Mines Management were Glenn Dobbs, Rod MacLeod (Chief Geologist), Denver Winslow (Chief Engineer), and Erik Klepfer (environmental consultant).

Mines Management continued to experience deterioration of its financial condition, and on July 1, 2015, Mines Management was notified by the NYSE MKT that it was not in compliance with certain of the continued listing standards as set forth in the Company Guide.

As previously mentioned, in July 2015, Mines Management sent out requests for proposals regarding financing and Montanore Project joint venture or business combination transactions to approximately fifty private equity funds and exploration and mining companies, including Hecla. In addition, Mr. Dobbs sent a letter dated July 14, 2015 to Mr. Baker requesting that Hecla propose by July 17, 2015 the terms of a joint venture pursuant to which Hecla could initially earn a 40% interest in the Montanore Project with the potential to increase its interest to 60%.

At Mr. Baker’s suggestion, Mr. Baker and Mr. Dobbs met on July 22, 2015 at Mines Management’s office in Spokane. They discussed Mines Management’s current financial condition and the status of Mines Management’s permitting and development activities at the Montanore Project. Mr. Baker informed Mr. Dobbs that Hecla might be interested in a possible transaction with Mines Management and that he would discuss it with Hecla’s management.

On July 31, 2015, Hecla sent to Mines Management a non-binding indicative term sheet for a senior secured convertible debt facility to be made available to Mines Management and a joint venture between Hecla and Mines Management with respect to the Montanore Project. The letter proposed a $9.0 million revolving loan for Mines Management and a joint venture that would own the Montanore Project in which Hecla would have a 70% interest and Mines Management a 30% interest.

On August 4, 2015, Mines Management sent a letter to Hecla rejecting the July 31 proposal and instead proposed an upfront, non-refundable payment of $4.5 million by Hecla to Mines Management, followed by another $4.0 million payment upon execution of a joint venture agreement, pursuant to which Hecla could earn a 40% interest in the Montanore Project, increasing to a maximum of 60% upon completion of construction of a mine at the Montanore Project.

Throughout August, September and early October, the companies continued to negotiate the possible terms of a loan and joint venture transaction but did not reach an agreement. Discussions of these potential transactions terminated in mid-November 2015.

On February 12, 2016, the USFS and MDEQ issued RODs approving development of the Montanore Project, and Mines Management issued a news release regarding the issuance of the RODs. Mr. Dobbs sent a copy of the news release to Mr. Baker, who responded on February 17, 2016 with an email congratulating Mr. Dobbs and suggesting that Hecla was interested in hearing details about the RODs.

On February 25, 2016, Mr. Dobbs sent an email to Mr. Baker congratulating Hecla on the issuance by the USFS of a draft supplemental EIS for Hecla’s Rock Creek project and stated his view that a transaction between Hecla and Mines Management continued to make sense.

In early March 2016, following issuance of the federal and state RODs in February 2016, Mines Management engaged a financial advisor to pursue a possible debt or equity financing. The engagement ended in mid-March due to a lack of interest in a financing. Also, in March 2016, Mines Management initiated contact with multiple private equity funds and exploration and mining companies. On March 21, 2016, Mines Management announced that it had retained CG as financial advisor in order to assist Mines Management in reviewing and developing strategic options to enhance stockholder value.

In mid-March, Mines Management entered into negotiations with a mining company regarding a potential transaction. A number of alternatives were discussed, including the acquisition of a royalty interest in the Montanore Project, the acquisition of Mines Management common stock and a joint venture with respect to the Montanore Project. The parties were unable to reach an agreement, and discussions terminated in mid-April.

From March 22, 2016 to March 23, 2016, several conversations occurred between Mines Management, through Gunnar Eggertson and Ted Hirst of CG, and Hecla, through Rob Brown (Vice President—Corporate Development).

On April 1, 2016, a lawsuit challenging the permitting of the Montanore Project was filed by Earthworks, Save Our Cabinets and the Clark Fork Coalition in the U.S. District Court of Montana in Missoula. Another lawsuit challenging the permitting was filed on April 5, 2016. A third lawsuit challenging the permitting of the Montanore Project had previously been filed on June 17, 2015.

On April 4, 2016, Hecla sent a non-binding indicative letter of interest to Mines Management’s board of directors proposing that Hecla acquire Mines Management for a total consideration of $0.65 per share payable in shares of Hecla common stock using an exchange ratio of 0.2359 Hecla shares for each share of Mines Management common stock. The proposal represented a premium of 30% to Mines Management’s volume weighted average closing share price of $0.4974 for the 20 previous trading days ended April 1, 2016. The letter also proposed to address Mines Management’s short term liquidity needs in the form of secured loans in an aggregate amount not to exceed $1.0 million, made available pursuant to an interim credit agreement to be executed on the same date as the definitive acquisition agreement. The collateral securing the loan was proposed to be the Montanore property and a pledge by Mines Management of the stock of its subsidiaries. Loans would bear interest at a rate per annum equal to LIBOR plus 5% and would be due and payable on the sooner of (i) August 1, 2016 or (ii) as soon as practicable after the closing of the acquisition. The letter of interest was subject to due diligence and other customary conditions, and provided a deadline for execution by Mines Management of April 8, 2016. In addition, the non-binding indicative letter of interest prohibited Mines Management from soliciting an alternative to the proposed merger (but not from considering or accepting a non-solicited alternative proposal) until May 17, 2016 in consideration of Hecla’s time, effort and expense in pursuing the proposed merger.

Due to ongoing negotiations under an exclusivity arrangement between Mines Management and the third party mining company referred to above, Mines Management was unable to respond to Hecla’s April 4 letter of interest.

On April 8, 2016, Hecla sent a letter to Mines Management’s board extending the deadline to execute its April 4 letter of interest until April 18, 2016.

On April 15, 2016, Mines Management’s exclusivity arrangement with the third party terminated. Promptly following April 15, 2016, CG resumed discussions with Hecla about a potential acquisition of Mines Management.

On April 18, 2016, Hecla sent a letter to Mines Management’s board of directors extending the deadline to execute its April 4 letter of interest until April 21, 2016.

On April 20, 2016, Mines Management sent a non-binding letter in response to Hecla’s April 4 letter of interest, proposing that Hecla acquire Mines Management for a total consideration of $1.00 per share payable in shares of Hecla common stock using an exchange ratio of 0.2985 Hecla shares for each share of Mines Management common stock. The proposal represented a premium of 41% to Mines Management’s closing share price of $0.71 on April 19, 2016 and was based on Hecla’s closing share price of $3.35 on April 18, 2016. Mines Management also proposed that Hecla offer an interim credit agreement to address Mines Management’s short term liquidity needs in the form of secured loans in an aggregate amount not to exceed $2.0 million, with $0.5 million being advanced on April 29, 2016 and secured by Mines Management’s warehouse facility in Libby, Montana, and the remaining $1.5 million advanced upon execution of a definitive acquisition agreement and secured by the Montanore property and a pledge by Mines Management of the stock of its subsidiaries. Both loans would be due and payable on August 31, 2016 or, if the acquisition was completed, the loans would be forgiven. In addition, the exclusivity period was shortened to May 13, 2016. The Mines Management letter was subject to completion of due diligence by Hecla before execution of the definitive acquisition agreement and other customary conditions, and provided a deadline for execution of April 22, 2016.

On April 21, 2016, Messrs. Baker and Brown discussed the terms of Mines Management’s April 20 letter of interest with Mr. Eggertson of CG.

On April 21, 2016, in response to Mines Management’s April 20 letter of interest, Hecla sent a non-binding letter to Mines Management proposing that Hecla acquire Mines Management for a total consideration of $1.00 per share payable in shares of Hecla common stock using an exchange ratio of 0.2597 Hecla shares for each share of Mines Management common stock. The proposal represented a premium of 41% to Mines Management’s closing share price of $0.71 on April 19, 2016 and a premium of 87% to the closing share price on April 4, 2016, the date of Hecla’s first 2016 letter of interest, and was based on Hecla’s closing share price of US$3.85 on April 19, 2016. The letter also proposed to address Mines Management’s short term liquidity needs through secured loans in an aggregate amount not to exceed $1.0 million, to be made available pursuant to an interim credit agreement to be executed on the same date as the definitive acquisition agreement and indicated that Hecla would consider advancing a loan prior to executing a definitive acquisition agreement to cover Mines Management’s accounts payable in arrears or other past due amounts which were demonstrated to Hecla’s reasonable satisfaction to pose a risk to Mines Management of bankruptcy or involuntary liquidation. The letter proposed that the loan would be secured by the Montanore property and a pledge by Mines Management of the stock of its subsidiaries, but that any loan made before the definitive acquisition agreement was executed would be secured by Mines Management’s warehouse facility in Libby, Montana, generators at the Montanore Project site and the water treatment plant at the Montanore Project site. Loans would bear interest at a rate per annum equal to LIBOR plus 5% and would be due and payable on the sooner of (i) August 1, 2016 or (ii) as soon as practicable after the closing of the acquisition. In addition, the letter proposed an extended exclusivity period to August 1, 2016. The Hecla letter was subject to due diligence and other customary conditions, and provided a deadline for execution of April 22, 2016.

On April 25, 2016, Mines Management sent to Hecla financial information showing its current financial position and its estimated expenses through August 2016.

Also on April 25, 2016, Mines Management sent a non-binding letter in response to Hecla’s April 21 letter of interest, and in the letter Mines Management proposed that Hecla acquire Mines Management for a total consideration of $1.00 per share payable in shares of Hecla common stock using an exchange rate to be determined at the time of signing the definitive acquisition agreement. The proposal represented a premium of 41% to Mines Management’s closing share price of $0.71 on April 19, 2016 and a premium of 87% to the closing share price on April 4, 2016, the date of Hecla’s first 2016 letter of interest. The letter also proposed to address Mines Management’s short term liquidity needs in the form of secured loans in an aggregate amount not to exceed $2.0 million on the same terms as contained in Hecla’s April 21 letter. In addition, the exclusivity period was shortened to May 13, 2016. The letter of interest was subject to due diligence and other customary conditions, and provided a deadline for execution of April 25, 2016.

On April 25 and 26, 2016, Messrs. Baker and Brown discussed the terms of Mines Management’s April 25 letter of interest with Mr. Eggertson of CG.

On April 26, 2016, Mines Management sent a letter to Hecla revising its April 25 letter of interest by (1) changing the loan terms to a maturity of the sooner of (i) August 15, 2016 or (ii) as soon as practicable after the closing of the acquisition, (2) changing the collateral to include only the Montanore property and a pledge by Mines Management of the stock of its subsidiaries and (3) eliminating the concept of any funds being loaned prior to the execution of the definitive acquisition agreement.

On April 26, 2016, Messrs. Baker and Brown discussed the terms of Mines Management’s April 26 letter of interest with Mr. Eggertson of CG.

On April 26, 2016, Hecla sent a revised non-binding indicative letter of interest consistent with the terms set forth in Mines Management’s April 26 letter of interest, which was executed by both Hecla and Mines Management.

On April 29, 2016, Hecla sent to Mines Management: (i) a draft of an agreement and plan of merger among Hecla, HL Idaho Corp., a wholly-owned subsidiary of Hecla, and Mines Management, (ii) a draft of a shareholders agreement pursuant to which Mines Management’s directors, officers, and Silver Wheaton Corp., a shareholder of Mines Management, would agree to vote in favor of the transaction and (iii) a due diligence request list.

On or about May 2, 2016, Hecla commenced its review of due diligence materials provided by Mines Management on a data site. During May, Hecla conducted due diligence on Mines Management, which took the form of review of materials on the data site, as well as supplemental meetings and correspondence.

On May 2, 3 and 4, 2016, representatives of Hecla met with representatives of Mines Management at Mines Management’s office to discuss financial, accounting, information technology and related matters.

On or about May 6, 2016, Gunnar Eggertson of CG contacted representatives of Silver Wheaton Corp. to discuss the proposed agreement and plan of merger, including Hecla’s requirement that Silver Wheaton Corp. execute a shareholders agreement irrevocably committing Silver Wheaton Corp. to vote in favor of the transaction. Representatives of Silver Wheaton Corp. told Mr. Eggertson that Silver Wheaton Corp. would execute the requested shareholders agreement subject to certain changes to the shareholders agreement that were accepted by Hecla.

On May 6, 2016, Mines Management provided Hecla with comments and suggested changes to the draft agreement and plan of merger.

On May 10, 2016, the Mines Management board of directors held a meeting to discuss the current draft agreement and plan of merger. At the meeting, the Mines Management board of directors also appointed a special committee of the board, comprised of independent directors Russell Babcock, Roy Franklin, Jerry Pogue and Robert Russell. The special committee was formed to consider and evaluate the terms and conditions of the proposed transaction; to obtain advice from Davis Graham & Stubbs LLP, Mines Management’s counsel, with respect to the proposed transaction; to obtain advice and an opinion from a financial advisor as to the fairness of the merger consideration, from a financial point of view, to Mines Management’s stockholders; to determine whether the proposed transaction is in the best interests of Mines Management and its stockholders; to consider if appropriate alternatives to the proposed transaction existed and, if an alternative transaction, offer or proposal was made to Mines Management, to consider and make recommendations to the Mines Management board of directors with respect to such other transaction; and to provide recommendations to the Mines Management board of directors in conjunction with the foregoing.

Following the May 10 board meeting, the Mines Management special committee met with representatives of Davis Graham & Stubbs LLP. The Committee asked questions and received advice regarding certain provisions of the merger agreement and issues that remained subject to negotiation. The special committee authorized management to proceed with negotiation of the agreement and plan of merger.

On May 10, 2016, Hecla sent Mines Management a revised agreement and plan of merger. The revised agreement contained many of the suggested changes that had been proposed by Mines Management’s management and Davis Graham & Stubbs LLP.

On May 15, 2016, Mines Management provided Hecla with suggested additional changes to the revised agreement and plan of merger.

On May 16, 2016, Hecla sent Mines Management a revised non-binding indicative letter of interest. The material changes to the non-binding indicative letter of interest were to decrease the consideration to $0.95 per share payable in Hecla common stock, increase the amount of the secured term loan to $2.3 million and extend the exclusivity period to May 24, 2016.

On May 17, 2016, the Mines Management board of directors held a meeting to discuss the revised non-binding indicative letter of interest. At the meeting, the Mines Management board of directors determined that Mines Management should send a revised non-binding indicative letter of interest to Hecla with total consideration of $1.00 per share payable in Hecla common stock. The Mines Management board authorized management to negotiate the per share price with Hecla, with a floor price of $0.95 per share.

On May 18, 2016, Mines Management sent Hecla a revised non-binding indicative letter of interest. The material changes to the non-binding indicative letter of interest were increasing the total consideration to $1.00 per share payable in Hecla common stock and extending the length of exclusivity only to May 20, 2016. Later that same day, Hecla sent Mines Management a revised non-binding indicative letter of interest. The material changes to the Hecla non-binding indicative letter of interest were decreasing the total consideration to $0.95 per share payable in Hecla common stock and extending the length of exclusivity to May 24, 2016. Each of the parties signed the revised Hecla non-binding indicative letter of interest on May 19, 2016.

On May 18, 2016, Hecla provided Mines Management with suggested additional changes to the revised agreement and plan of merger.

On May 19, 2016, Mines Management provided Hecla with suggested additional changes to the revised agreement and plan of merger. On that same day, Mines Management instructed CG to prepare an analysis of the merger transaction specified in the draft agreement and plan of merger and, if consistent with CG’s analysis, prepare and deliver an opinion to the Mines Management board of directors that the merger consideration was fair, from a financial point of view, to Mines Management common stockholders.

On May 21, 2016, the special committee of the Mines Management board of directors met telephonically with representatives of Mines Management’s management, representatives of Davis Graham & Stubbs LLP and representatives of CG to review and discuss the Hecla merger proposal. With the management directors in attendance, the special committee received advice from counsel regarding the duties and obligations of the directors under Idaho law with respect to the merger proposal, information regarding the final terms of the agreement and plan of merger and the report of CG and its oral opinion (which was subsequently confirmed in writing) concerning the fairness, from a financial point of view, of the merger consideration to Mines Management common stockholders. The special committee unanimously approved and adopted the merger proposal and recommended its approval and adoption to the board of directors.

On May 21, 2016, following the special committee meeting, the Mines Management board of directors met telephonically with representatives of Davis Graham & Stubbs LLP and representatives of CG to review and discuss the Hecla merger proposal and the duties and obligations of the Mines Management board of directors under Idaho law with respect to the merger proposal, and to hear the recommendation of the special committee. The Mines Management board of directors thereafter unanimously approved and adopted the merger proposal.

During May 23, 2016, representatives of Mines Management and Hecla, and their respective counsel, finalized the agreement and plan of merger and the parties executed the merger agreement.

On May 24, 2016, Mines Management and Hecla each issued a press release announcing that the parties had entered into the merger agreement.

On June 29, 2016, Mines Management and Hecla entered into Amendment No. 1 to the merger agreement (the “Amendment”). The Amendment clarified the definition of shareholder approval set forth in the merger agreement, the courts from which injunctive relief may be sought and that the merger is intended to qualify as a tax-free reorganization as described in Section 368 of the Code.

Recommendation of Mines Management’s Board of Directors; Mines Management’s Reasons for the Merger

At a special meeting held on May 21, 2016, the Mines Management board of directors unanimously (i) determined that the merger agreement and the merger are advisable and in the best interests of Mines Management and its stockholders, (ii) approved and adopted the merger agreement and (iii) recommended the approval and adoption of the merger agreement by Mines Management’s stockholders. The Mines Management board of directors unanimously recommends that Mines Management stockholders vote “FOR” the merger proposal.

In evaluating the merger agreement and the merger, the Mines Management board of directors consulted with Mines Management’s management and legal and financial advisors. In deciding to approve and adopt the merger agreement and the merger transactions, including the merger, and to recommend that Mines Management’s stockholders vote to approve and adopt the merger agreement, the Mines Management board of directors considered various factors that it viewed as supporting its decision, including the material factors described below.

•	Strategic Benefits. The Mines Management board of directors believes that the merger will provide a number of significant strategic opportunities and benefits, including the following:

•	the merger will enable Mines Management stockholders to benefit from the development of the Montanore Project, should it occur, which Mines Management otherwise may not be able to achieve as a stand-alone company;

•	the merger will resolve Mines Management’s immediate cash crisis and obviate its need to seek additional financing through the issuance of Mines Management common stock or other securities at dilutive prices, or through the sale of or joint venture with respect to a portion of its assets; and

•	the merger will eliminate the possibility that Mines Management might have to consider seeking protection from its creditors in a bankruptcy or receivership proceeding were it not able to obtain additional financing on acceptable terms or through the sale of a portion of its assets.

•	Fixed Exchange Ratio. The Mines Management board of directors also considered that the fixed exchange ratio, which will not fluctuate as a result of changes in the market prices of shares of Mines Management or Hecla common stock, provides reasonable certainty as to the respective pro forma percentage ownership of the combined company by Mines Management and Hecla stockholders and provides the potential for Mines Management stockholders to receive greater value if the Hecla common stock price were to increase prior to closing the merger.

•	Ownership in the Combined Company. The Mines Management board of directors considered that, as of the closing, it is projected that Mines Management stockholders would own approximately 2% of Hecla on a fully diluted basis and, as a result, the combination will allow Mines Management stockholders to participate in any future growth and value creation of the combined company and to share pro rata in any benefits of the expected synergies.

•	Opinion of Financial Advisor. The Mines Management board of directors considered the financial analyses presented to it by CG and CG’s oral opinion to the Mines Management board of directors, subsequently confirmed in writing, as to the fairness, from a financial point of view and as of the date of the opinion, to Mines Management common stockholders of the merger consideration, which opinion was based on and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken as set forth in CG’s written opinion and more fully described below in the section “Proposal 1: The Approval and Adoption of the Merger Agreement—Opinion of Mines Management’s Financial Advisor” beginning on page 49.

•

Familiarity with Businesses. The Mines Management board of directors considered Hecla’s substantial knowledge of the mining business and its operations, financial condition and personnel, particularly its knowledge of underground mining and its ability to prosecute successfully the permitting and development of large scale mining operations in environmentally sensitive locations such as the Montanore Project.

•	Parties’ Commitment to Complete the Merger. The Mines Management board of directors considered the commitment on the part of both parties to complete the merger as reflected in their respective obligations under the terms of the merger agreement and the likelihood that any regulatory clearance and other approvals needed to complete the merger would be obtained in a timely manner.

•	Terms and Conditions of the Merger Agreement. The Mines Management board of directors considered the terms and conditions of the merger agreement, including:

•	Mines Management’s ability, under certain circumstances, prior to the time Mines Management stockholders approve and adopt the merger, to consider and respond to an unsolicited proposal for the acquisition of the stock or assets of Mines Management or engage in discussions or negotiations with the third party making such a proposal, in each case if the Mines Management board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) that such takeover proposal either constitutes or is reasonably likely to lead to a superior proposal (see “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 71);

•	the ability of the Mines Management board of directors, in response to a takeover proposal, to withhold, withdraw or modify its recommendation that Mines Management stockholders vote in favor of approval and adoption of the merger agreement if the Mines Management board of directors has determined in good faith (after consultation with its outside legal counsel) that the failure to take such action would be a breach of the directors’ fiduciary duties under applicable law and the Mines Management board of directors has determined in good faith (after consultation with its outside legal counsel and financial advisors) that such proposal constitutes a superior proposal (see “Proposal 1: The Approval and Adoption of the Merger Agreement—The Merger Agreement—Changes in Board Recommendations” beginning on page 73); and

•	the fact that the merger agreement, including the provisions relating to the Interim Credit Agreement, would provide Mines Management with sufficient operating flexibility for it to conduct its business in the ordinary course of business consistent with past practice between the signing of the merger agreement and the completion of the merger.

The Mines Management board of directors also considered a variety of risks and other potentially negative factors concerning the merger agreement, the merger transactions and the merger, including the following material factors:

•	that, under the terms of the merger agreement, Mines Management must pay Hecla a termination fee of $1.0 million and reimburse certain expenses incurred by Hecla in connection with the merger in an amount not to exceed $0.2 million if the merger agreement is terminated under certain circumstances, which may deter other parties from proposing an alternative transaction that may be more advantageous to Mines Management stockholders, or which may become payable following a termination of the merger agreement in circumstances where no alternative transaction or superior proposal is available to Mines Management;

•	the terms of the merger agreement placing limitations on the ability of Mines Management to initiate, solicit or knowingly encourage or knowingly facilitate the making of any proposal or offer by or with a third party with respect to a takeover proposal and to furnish non-public information to, or engage in discussions or negotiations with, a third party interested in making a takeover proposal;

•	the risk that the merger may not be completed, or that completion may be unduly delayed, including the effect of the pendency of the merger and the effect such failure to be completed may have on:

•	the market price of Mines Management common stock;

•	Mines Management’s diminished cash position and potential ability to obtain external financing to continue its business in the current market environment; and

•	title to the Montanore Project in the event of default under the Interim Credit Agreement;

•	that Mines Management is not permitted to terminate the merger agreement solely because of changes in the market price of Hecla common stock and the risk that Mines Management stockholders may be adversely affected by any decrease in the market price of Hecla common stock between the announcement of the transaction and the completion of the merger, which would not have been the case had the consideration been based solely on a fixed value (that is, a fixed dollar amount of value per share in all cases);

•	the risk that the development of the Montanore Project by Hecla and other benefits to the holders of Mines Management common stock expected to result from the merger might not be fully realized or not realized at all;

•	the substantial costs to be incurred in connection with the transaction, including the transaction expenses arising from the merger and the costs of integrating Mines Management’s business and Hecla’s business;

•	the restrictions on the conduct of Mines Management’s business prior to the completion of the merger, which could delay or prevent Mines Management from undertaking business opportunities that may arise or any other action it may otherwise take with respect to the operations of Mines Management absent the pending completion of the merger;

•	that, following completion of the merger, Mines Management would no longer exist as an independent public company and Mines Management’s stockholders would be able to participate in any future earnings growth of Mines Management solely through their ownership of common stock of the combined company;

•	that certain of Mines Management’s directors and officers have certain interests in the merger that might be different from the interests of Mines Management’s stockholders generally as described under the section entitled “Proposal 1: The Approval and Adoption of the Merger Agreement—Interests of Mines Management’s Directors and Named Executive Officers in the Merger” beginning on page 58; and

•	the risks of the type and nature described under “Risk Factors” beginning on page 23 and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 8.

This discussion of the information and factors considered by the Mines Management board of directors in reaching its conclusion and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Mines Management board of directors in evaluating the merger agreement and the merger transactions, including the merger, and the complexity of these matters, the Mines Management board of directors did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Mines Management board of directors may have given different weight to different factors.

The Mines Management board of directors did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving and adopting the merger agreement.

The Mines Management board of directors unanimously recommends that Mines Management stockholders vote “FOR” the merger proposal.

The explanation of the reasoning of the Mines Management board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 8.

Opinion of Mines Management’s Financial Advisor

On May 21, 2016, CG rendered its oral opinion to the special committee of the Mines Management board of directors that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid to the Mines Management common stockholders (other than Hecla and its affiliates) pursuant to the transactions (including the merger) contemplated by the merger agreement (together, and only for purposes of this section “Opinion of Mines Management’s Financial Advisor,” the “transaction”) was fair from a financial point of view to the Mines Management common stockholders. The oral opinion was subsequently confirmed in writing.

The full text of the written opinion of CG, dated May 21, 2016, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Appendix B to this proxy statement/prospectus. CG provided its opinion for the information and assistance of Mines Management’s board of directors in connection with its consideration of the transaction. The CG opinion is not a recommendation as to how any Mines Management common stockholder should vote with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, CG, among other things:

•	reviewed certain publicly available business and historical financial information relating to Mines Management and Hecla;

•	reviewed the Mines Management confidential data site;

•	reviewed Mines Management’s draft interim financial statements and confidential forecasts;

•	reviewed the technical report prepared by Mine and Quarry Engineering Services, Inc. titled, “Technical Report Preliminary Economic Assessment Montanore Project Montana, USA” with an effective date of February 3, 2011;

•	reviewed the Mines Management disclosure schedule;

•	conducted discussions with members of the senior management of Mines Management concerning the business and financial prospects of Mines Management;

•	conducted discussions with Mines Management’s legal counsel;

•	conducted discussions with members of the senior management of Hecla concerning the business and financial prospects of Hecla;

•	reviewed publicly available financial and stock market data with respect to certain other companies CG believed to be generally relevant;

•	compared publicly available financial terms of certain other transactions CG believed to be generally relevant;

•	reviewed current and historical market prices of the shares of Mines Management common stock and Hecla common stock;

•	reviewed the form of the merger agreement and other related agreements; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as CG deemed necessary or appropriate.

For purposes of rendering the opinion described above, CG, with Mines Management’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by CG, without assuming any responsibility for independent verification thereof. In that regard, CG assumed with Mines Management’s consent that all technical information provided to CG had been reasonably prepared on a basis reflecting the best currently available estimates and judgements of the management of Mines Management regarding the future financial performance of Mines Management and the best currently available estimates and judgments of the management of Hecla regarding the future financial performance of Hecla. CG did not make an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Mines Management, Hecla or any of their respective affiliates. CG also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to CG’s analysis. CG further assumed that the transaction will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition, the effect of which would be in any way meaningful to CG’s analysis.

CG’s opinion does not address the underlying business decision of Mines Management to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to Mines Management, nor does it address any legal, regulatory, tax or accounting matters. CG’s opinion addresses only the fairness from a financial point of view to Mines Management common stockholders, as of the date of the opinion, of the consideration to be received by such holders pursuant to the transaction. CG does not express any view on, and CG’s opinion does not address any other term or aspect of, the merger agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Mines Management, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Mines Management, or class of such persons, in connection with the transaction, whether relative to consideration to be received by Mines Management common stockholders pursuant to the transaction or otherwise. CG does not express any opinion as to the impact of the transaction on the solvency or viability of Mines Management or Hecla or the ability of Mines Management or Hecla to pay their respective obligations when they come due. CG’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to CG as of, the date of the opinion, and CG assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of CG’s opinion. CG’s opinion represents the opinion of CG as a firm. The form and content of the opinion was approved for release by a committee of directors and other professionals of CG, all of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

The following is a summary of the material financial analyses delivered by CG to Mines Management’s board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by CG, nor does the order of analyses described represent the relative importance or weight given to those analyses by CG. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of CG’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 20, 2016 and is not necessarily indicative of current or future market conditions.

In connection with its analysis, CG calculated the implied consideration pursuant to the merger agreement, which provides for the cancellation and conversion of each share of Mines Management common stock into the right to receive 0.2218 of a share of Hecla common stock (the “consideration”). The defined term consideration applies solely to this section, “Opinion of Mines Management’s Financial Advisor.”

Approach to Fairness

In support of the opinion, CG performed certain analyses on Mines Management and the consideration, based on the methodologies and assumptions that CG considered appropriate in the circumstances for the purposes of providing its opinion. In the context of the opinion, CG considered the following principal approaches:

•	comparison of the premium implied by the consideration to precedent premiums paid in mining transactions (“Precedent Transactions Premium Analysis”);

•	comparison of the silver equivalent valuation multiple implied by the consideration to the silver equivalent valuation multiples implied by selected precedent transactions involving target companies at a comparable development stage as Mines Management (“Precedent Transactions Multiple Analysis”);

•	comparison of the silver equivalent valuation multiple implied by the consideration to the silver equivalent valuation multiples implied by selected comparable development stage companies after adding a control premium to estimate “en bloc” values (“Comparable Companies Analysis”); and

•	a review of the characteristics of the consideration (“Value of the Consideration”).

CG also considered but gave less weight to other approaches including relative contribution analysis to pro-forma Hecla.

Precedent Transactions Premium Analysis

CG reviewed historic spot, 20 day volume weighted average price (“VWAP”) and 30 day VWAP premiums paid in previous mining sector transactions since 2013 (the “Mining Premiums Database”) to compare against the transaction. CG recognized that none of the precedent transactions is directly comparable to the transaction, and that each of the selected mining sector transactions is: (i) unique in terms of size, geographic location, commodity mix, stage of development and transaction structure and (ii) reflective of the strategic rationale of both the respective acquiror and target. Nevertheless, the precedent mining sector transactions were selected by CG because they are transactions that were announced since the start of 2013 and are reflective of recent “en bloc” premiums paid in the mining sector.

Announce Date	Target	Acquiror	Spot Premium	20 Day VWAP Premium	30 Day VWAP Premium
12-May-16	Kaminak Gold Corp	Goldcorp Inc.	32%	34%	38%
25-Apr-16	Reservoir Minerals Inc.	Nevsun Resources Ltd.	35%	24%	31%
19-Apr-16	SnipGold Corp.	Seabridge Gold Inc.	124%	115%	114%
7-Apr-16	Adventure Gold Inc.	Probe Metals Inc.	36%	25%	18%
14-Mar-16	Calico Resources Corp.	Paramount Gold Nevada Corp.	49%	50%	45%
7-Mar-16	Claude Resources Inc.	Silver Standard Resources Inc.	30%	25%	24%
4-Mar-16	True Gold Mining Inc.	Endeavour Mining Corp.	43%	33%	29%
28-Feb-16	Amara Mining Plc.	Perseus Mining Ltd.	41%	33%	32%
8-Feb-16	Lake Shore Gold Corp.	Tahoe Resources Inc.	15%	27%	31%
13-Jan-16	Northair Silver Corp.	Kootenay Silver Inc.	40%	29%	37%
11-Jan-16	Niogold Mining Corp.	Oban Mining Corp.	56%	62%	65%
16-Nov-15	St. Andrew Goldfields Ltd.	Kirkland Lake Gold Inc.	25%	46%	51%
15-Oct-15	Carlisle Goldfields Ltd.	Alamos Gold Inc.	63%	84%	89%
30-Jul-15	Romarco Minerals Inc.	OceanaGold Corp.	73%	78%	72%
27-Jul-15	Silvercrest Mines Inc.	First Majestic Silver Corp.	39%	39%	41%
16-Jul-15	Temex Resources Corp.	Lake Shore Gold Corp.	75%	119%	137%
30-Jun-15	Lithium Americas Corp.	Western Lithium Canada Corp.	36%	59%	69%
10-Apr-15	Soltoro Ltd.	Agnico Eagle Mines Ltd.	51%	49%	57%
24-Apr-15	Mega Precious Metals Inc.	Yamana Gold Inc.	124%	164%	192%
13-Apr-15	Aurico Gold Inc.	Alamos Gold Inc.	(1%)	2%	0%
27-Mar-15	Revett Mining Co. Inc.	Hecla Mining Co.	11%	26%	31%
26-Mar-15	Allana Potash Corp.	Israel Chemicals Ltd.	52%	37%	42%
17-Feb-15	Newstrike Capital Inc.	Timmins Gold Corp.	20%	23%	22%
9-Feb-15	Rio Alto Mining Ltd.	Tahoe Resources Inc.	22%	20%	22%
19-Jan-15	Probe Mines Ltd.	Goldcorp Inc.	54%	36%	38%
5-Jan-15	Uranerz Energy Corp.	Energy Fuels Inc.	40%	48%	50%
17-Dec-14	Paramount Gold & Silver Corp.	Coeur Mining Inc.	53%	28%	27%
17-Nov-14	Virginia Mines Inc.	Osisko Gold Royalties Ltd.	41%	31%	26%
10-Nov-14	Bayfield Ventures Corp.	New Gold Mining Ltd.	50%	49%	51%
7-Nov-14	US Silver & Gold Inc.	Scorpio Mining Corp.	5%	8%	8%
12-Oct-14	Orbis Gold Ltd.	Semafo Inc.	104%	95%	96%
8-Oct-14	Chaparral Mining Corp.	Goldrock Mines Corp. / Waterton Precious Metals	20%	9%	10%
8-Sep-14	Curis Inc.	Taseko Mines Ltd.	13%	22%	24%
8-Sep-14	Cayden Resources Inc.	Agnico Eagle Mines Ltd.	13%	32%	41%
17-Jun-14	Lumina Copper Corp.	First Quantum Minerals Ltd.	24%	33%	36%
4-Jun-14	Elgin Mining Inc.	Mandalay Resources Corp.	85%	53%	58%
3-Jun-14	Papillon Resources Ltd.	B2Gold Corp.	21%	40%	47%
21-May-14	Sulliden Gold Corp. Ltd.	Rio Alto Mining Ltd.	43%	47%	45%
21-Apr-14	Sandstorm Metals & Energy Ltd.	Sandstorm Gold Ltd.	43%	38%	36%
16-Apr-14	Osisko Mining Corp.	Yamana Gold Inc. / Agnico Eagle Mines Ltd.	56%	68%	74%
9-Feb-14	Augusta Resources Corp.	Hudbay Minerals Inc.	31%	79%	81%
17-Dec-13	PMI Gold Corp.	Asanko Gold Inc.	58%	79%	69%
16-Dec-13	Brigus Gold Corp.	Primero Mining Corp.	51%	48%	48%
11-Dec-13	Witwatersrand Cons. Gold Resources Ltd.	Sibanye Gold Ltd.	41%	42%	39%
10-Dec-13	Ampella Mining Ltd.	Centamin Plc.	113%	79%	72%
31-Oct-13	Glory Resources Ltd.	Eldorado Gold Corp.	42%	55%	72%
28-Oct-13	Volta Resources Inc.	B2Gold Corp.	101%	78%	78%
8-Oct-13	Pacific Rim Mining Corp.	OceanaGold Corp.	73%	58%	67%
1-Oct-13	International Minerals Corp.	Hochschild Mining Plc.	22%	28%	30%
30-Sep-13	Coventry Resources Inc.	Chalice Gold Mines Ltd.	23%	16%	19%
25-Sep-13	Kimber Resources Inc.	Invecture Group SA de CV	67%	26%	28%
17-Sep-13	Rockgate Capital Corpl.	Denison Mines Corp.	47%	38%	58%
26-Aug-13	Alpha Minerals Inc.	Fission Uranium Corp.	15%	10%	13%
14-Aug-13	Premier Royalty Inc.	Sandstorm Gold Ltd.	1%	15%	16%
12-Jul-13	Esperanza Resources Corp.	Alamos Gold Inc.	29%	50%	35%
3-Jun-13	Oromin Exploration LTd.	Teranga Gold Corp.	67%	54%	55%
31-May-13	Rainy River Resources Ltd.	New Gold Mining Ltd.	43%	57%	61%
24-May-13	Strathmore Minerals Corp.	Energy Fuels Inc.	31%	31%	28%
28-Mar-13	Azimuth Resources Ltd.	Troy Resources Ltd.	78%	106%	99%
13-Feb-13	Orko Silver Corp.	Coeur Mining Inc.	66%	61%	62%
16-Jan-13	Fission Energy Corp.	Denison Mines Corp.	10%	15%	14%
14-Jan-13	Aurizon Mines Ltd.	Hecla Mining Co.	39%	39%	36%
14-Jan-13	Uranium One Inc.	ARMZ Uranium Holding	19%	31%	36%
		Average:	44.8%	46.6%	48.7%
		Standard Deviation:	28.3%	29.7%	32.1%

		Average - 1 Standard Deviation:	16.5%	16.9%	16.6%
		Average + 1 Standard Deviation:	73.1%	76.2%	80.8%

Based on the Mining Premiums Database, a spot premium range of 16.5% to 73.1% is calculated after applying a ± 1 standard deviation to the average spot premium of 44.8%. This spot premium range generates illustrative values in the range of $0.75 to $1.11 per share of Mines Management common stock.

Based on the Mining Premiums Database, a 20 day VWAP premium range of 16.9% to 76.2% is calculated after applying a ± 1 standard deviation to the average 20 day VWAP premium of 46.6%. This 20 day VWAP premium range generates illustrative values in the range of $0.78 to $1.18 per share of Mines Management common stock.

Based on the Mining Premiums Database, a 30 day VWAP premium range of 16.6% to 80.8% is calculated after applying a ± 1 standard deviation to the average 30 day VWAP premium of 48.7%. This 30 day VWAP premium range generates illustrative values in the range of $0.83 to $1.29 per share of Mines Management common stock.

Precedent Transactions Multiple Analysis

CG reviewed available public information for selected precedent precious metal transactions involving target companies at a comparable development stage as Mines Management. CG recognized that none of the transactions is directly comparable to the transaction, and that each of the selected precious metal developer transactions is: (i) unique in terms of size, resource quality, geographic location, commodity mix, stage of development and transaction structure and (ii) reflective of the strategic rationale of both the respective acquiror and target. Nevertheless, the precedent precious metal transactions were selected because they are transactions that were announced since the start of 2015 for projects at a similar stage of development as the Montanore Project in terms of resource development and released economic studies as well as financing status, and were primarily projects in the Americas. The primary criteria used in analyzing these transactions are enterprise value per attributable ounce of silver equivalent resource (“EV/Resource”) with the acquisition of Revett by Hecla (the “Revett Transaction”) thought to be the most directly comparable to the transaction due to the geological, resource size and grade similarities between the Montanore Project and Revett’s principal Rock Creek project located in close proximity to each other in Sanders County, Montana. The other transactions have been provided as a secondary benchmark.

Announce Date	Target	Acquiror	EV/Resource(1) ($/oz Ag Equivalent)
3-May-16	100% Cameron Gold Project	First Mining Finance Corp.	$0.194
13-Jan-16	Northair Silver Corp.	Kootenay Silver Inc.	$0.064
11-Jan-16	NioGold Mining Corp.	Oban Mining Corp.	$0.263
15-Oct-15	Carlisle Goldfields Ltd.	Alamos Gold Inc.	$0.072
16-Jul-15	Temex Resources Corp.	Lake Shore Gold Corp.	$0.053
24-Apr-15	Mega Precious Metals Inc.	Yamana Gold Inc.	$0.066
27-Mar-15	Revett Mining Co. Inc.	Hecla Mining Co.	$0.074

		The Revett Transaction Precedent	$0.074
		+25%	$0.093
		-25%	$0.056

		All Transaction Precedents	$0.112
		+25%	$0.141
		-25%	$0.084

(1)	Resources are based on all Measured, Indicated & Inferred resources, as defined by National Instrument 43-101, and are converted to silver equivalent using spot metal prices immediately prior to announcement.

Based on the Revett Transaction precedent, an EV/Resource multiple range of $0.056 to $0.093/oz. is calculated after applying a ±25% factor to the Revett Transaction EV/Resource multiple of $0.074/oz. This EV/Resource multiple range generates illustrative values in the range of $0.67 to $1.12 per share of Mines Management common stock.

Based on the all transactions precedents, an EV/Resource multiple range of $0.084 to $0.141/oz. is calculated after applying a ±25% factor to the selected precedent precious metal developer transactions EV/Resource multiple of $0.112/oz. This EV/Resource multiple range generates illustrative values in the range of $1.02 to $1.70 per share of Mines Management common stock.

Comparable Companies Analysis

CG reviewed available public information for selected publicly traded precious metal companies that are at a comparable development stage as Mines Management. CG recognized that none of the comparable companies is directly comparable to Mines Management, and that each of the selected precious metal companies is unique in terms of size, grade, geographic location, commodity mix and stage of development. Nevertheless, the publicly traded comparable precious metal companies were selected because they were companies at a similar stage of development as Mines Management in terms of resource development and released economic studies as well as financing status, were primarily projects in the Americas and were similarly of a low grade comparable to the Montanore Project, and, as a result, companies with higher grade resources were considered and rejected. The primary criteria used in analyzing these transactions is EV/Resource after adjusting the average comparable company multiple for an assumed “en bloc” control premium so that it is comparable to the transaction. The control premium used to estimate “en bloc” value of the comparable companies is 44.8% and based on the average spot premium paid in the Mining Premiums Database.

Comparable Company	EV/Resource(2) ($/oz Ag Equivalent)
Apogee Silver Ltd.	$0.019
Freegold Ventures Ltd.	$0.071
NewCastle Gold Ltd.	$0.098
Rye Patch Gold Corp.	$0.106
TriMetals Mining Inc.	$0.037
		“En Bloc” Multiple(3)
Average Multiple	$0.066	$0.096
+25% Average Multiple	$0.083	$0.120
-25% Average Multiple	$0.050	$0.072

(2)	Resources are based on all Measured, Indicated & Inferred resources and are converted to silver equivalent using May 20, 2016 spot metal prices of $16.53/oz. Ag, $1,252/oz. Au, $0.76/lb Pb, $0.84/lb Zn, $2.08/lb Cu and $6.73/lb Mo.
(3)	Trading multiple adjusted for 44.8% precedent premium to estimate “En Bloc” Multiple.

Based on the comparable precious metal developer companies, an EV/Resource multiple range of $0.072 to $0.120/oz. is calculated after applying a ±25% factor to the average EV/Resource multiple of $0.066/oz. and adjusting for an “en bloc” control premium of 44.8%. This EV/Resource multiple range generates illustrative values in the range of $0.87 to $1.46 per share of Mines Management common stock.

Value of the Consideration

Pursuant to the transaction, Mines Management stockholders will receive 0.2218 of a share of Hecla common stock for each share of Mines Management common stock. The shares of Hecla common stock received by Mines Management stockholders will represent a minority position in Hecla and will not allow such holders to affect control of Hecla. As such, and based on the analyses undertaken by and information made available to it, CG concluded that it was not appropriate to consider methodologies that utilize an “en bloc” valuation approach, and that an “en bloc” valuation is not required, in assessing the value of Hecla common shares.

In considering the value of the consideration being offered, CG relied upon the market trading approach. The market trading approach was deemed by CG to be an appropriate basis for valuing the consideration after considering the following factors:

•	Liquidity: the last 3-month trading volume of Hecla common stock averaged approximately 9.2 million shares per day, representing an average traded value of approximately $30.9 million per day;

•	Market Float: the aggregate value of Hecla’s publicly traded common stock (excluding insiders and holders of greater than 10% of shares outstanding) is approximately $1.4 billion;

•	Market Familiarity: Hecla is well-known to market professionals, with 10 analysts providing research coverage; and

•	Size of the Transaction: upon completion of the transaction, Mines Management stockholders would own approximately 2% of the shares of Hecla common stock outstanding.

Market Trading Approach

CG considered the trading history of shares of Hecla common stock. For the purposes of its opinion, CG concluded that it was most appropriate to consider a range of trading levels for shares of Hecla common stock as observed from recent trading activity based on VWAP for 1, 10, 20 and 30 trading days.

Period	VWAP	Implied Value of Hecla Consideration(3)
1 Day	$4.24	$0.94
10 Days	$4.28	$0.95
20 Days	$4.17	$0.92
30 Days	$3.96	$0.88

Source: Bloomberg. All trading on all USA exchanges and trading days for the period ended May 20, 2016. All VWAPs shown are rounded to two decimals.

(3)	Based on 0.2218 of a share of Hecla common stock for each share of Mines Management common stock.

Hecla Consideration Summary

Based upon and subject to the analyses and assumptions set out in this section, CG calculated that, as at May 21, 2016, an illustrative value of the consideration to be received by Mines Management common stockholders pursuant to the transaction was $0.94 per share of Mines Management common stock.

Other Approaches

CG also considered, but gave less weight to, other approaches including relative contribution analysis to the pro-forma Hecla. The results of this analysis are reflected in CG’s opinion.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or a summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying CG’s opinion. In arriving at its fairness determination, CG considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, CG made its determination as to fairness on the basis of its experience and professional judgement after considering the results of all of its analyses. No transaction or company used in the above analyses as a comparison is directly comparable to Mines Management, Hecla or the transaction.

CG prepared these analyses for purposes of CG providing its opinion to the Mines Management board of directors as to the fairness from a financial point of view of the consideration to be received by Mines Management common stockholders pursuant to the transaction. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Mines Management, Hecla, CG or any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be paid pursuant to the transaction was determined through arm’s-length negotiations between Mines Management and Hecla and was approved and adopted by the Mines Management board of directors. CG provided advice to Mines Management during these negotiations including advising and assisting Mines Management in evaluating and responding to transaction proposals and assisting Mines Management in its determination of appropriate values to be paid in proposed transactions. CG was not, however, retained to recommend any specific amount of consideration to Mines Management or the Mines Management board of directors or to state whether any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described below, CG’s opinion to the Mines Management board of directors was one of many factors taken into consideration by the Mines Management board of directors in making its determination to approve and adopt the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by CG in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of CG attached hereto as Appendix B.

CG and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. CG and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Mines Management, Hecla, any of their respective affiliates and third parties, including significant stockholders of Mines Management and Hecla. Except as otherwise disclosed in this proxy statement/prospectus, CG and its affiliates have not provided services to Mines Management, Hecla or their respective affiliates in the past two years.

Mines Management selected CG as its financial advisor because CG is the global capital markets division of Canaccord Genuity Group Inc.—a leading independent full financial services firm—and is a recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated March 17, 2016, as amended on April 18, 2016 and May 19, 2016, Mines Management engaged CG to act as its financial advisor in connection with the transaction and certain other transactions. Pursuant to the terms of this engagement letter, Mines Management has agreed to pay CG a success fee if a change of control that relates to Mines Management is completed or a change of control that relates to Mines Management that is not supported by the Mines Management board of directors is fended off. In addition, Mines Management has agreed to pay CG a fairness opinion fee in the amount of $200,000 for providing the fairness opinion. This fairness opinion fee is not contingent on a successful consummation of the transaction. The fees referenced above may be paid in the form of freely tradeable common stock of Hecla. In addition, Mines Management has agreed to reimburse certain of CG’s expenses and indemnify CG against certain liabilities that may arise out of its engagement.

Hecla’s Reasons for the Merger

After careful consideration, Hecla’s board of directors approved the merger agreement and the transactions contemplated thereby, including the merger. In reaching their decision, Hecla’s board consulted with Hecla management and legal advisors and considered a number of factors that they believed supported their decision, including the following factors:

•	The significant strategic opportunity that Hecla’s board believes will result from the merger and, in particular, the acquisition of the Montanore Project, including the following with respect to the Montanore Project:

•	it is considered one of the largest undeveloped silver and copper deposits in North America;

•	it is located approximately 50 miles north of Hecla’s Lucky Friday mine in Idaho and 10 miles from Hecla’s Rock Creek project, which is expected to allow Hecla to benefit from proximity to management, labor and other resources of Hecla;

•	it provides to Hecla another asset which it can seek to develop for future production, including at a time when the Greens Creek mine begins approaching the end of its known mine life;

•	it provides another asset to Hecla that is located in a favorable mining jurisdiction; and

•	Hecla’s past ability to operate in an environmentally sensitive area (Green’s Creek mine in Alaska, which is located in the Admiralty Island National Monument, a sensitive environment in which the mine has successfully operated the last 26 years, including the last 8 years under Hecla’s 100% ownership).

•	The board’s knowledge of the business, operations, financial condition, earnings and prospects of Hecla and Mines Management, taking into account the results of Hecla’s due diligence review of Mines Management, as well as their knowledge of the current and prospective environment in which Hecla and Mines Management operate, including economic and market conditions.

•	The merger is structured as an all-stock transaction, which preserves Hecla’s financial liquidity in a low metals price environment.

•	The terms and conditions of the merger agreement and the strong commitments by both Hecla and Mines Management to complete the merger and the related transactions.

Hecla’s board also deliberated on a variety of risks and other considerations concerning the merger agreement and the merger, including the following:

•	the possibility that the merger may not be completed, or that completion may be unduly delayed, including because Mines Management stockholders may not approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement or because of reasons beyond the control of Hecla or Mines Management;

•	the risk that the pendency of the merger or the failure to complete the merger could have an adverse impact on Hecla, including on the market price of Hecla’s common stock and future business and financial results of Hecla;

•	the diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the merger;

•	the ability to capture the anticipated synergies between Hecla and Mines Management and to realize the other anticipated benefits of the merger in the expected timeframe, if at all;

•	the substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of Hecla and Mines Management and the transaction expenses arising from the merger;

•

Mines Management’s right, subject to certain conditions, to respond to and negotiate certain alternative acquisition proposals made prior to the time Mines Management stockholders approve and adopt the merger agreement, as well as Mines Management’s right, subject to certain conditions, to withhold or withdraw (or modify in a manner adverse to Hecla or Merger Sub) or propose publicly to withhold or withdraw (or modify in a manner adverse to Hecla or Merger Sub) its recommendation to its stockholders to vote “FOR” the merger proposal;

•	the risk that Mines Management experiences an unfavorable development or outcome in any one of its pending litigation matters;

•	the risk that Hecla (i) is unable to obtain the necessary permits to develop or operate the Montanore Project or (ii) does not achieve financial returns sufficient to cover the costs that are projected to be incurred for the Montanore Project;

•	the possibility that Hecla might not achieve its projected financial results;

•	the possibility that the market price of the common stock of Hecla may decline in the future as a result of the merger;

•	the risk of any potential action or inaction by Hecla causing the merger to lose its tax-free qualification for U.S. federal income tax purposes;

•	the risk that changes in the regulatory landscape or other conditions beyond Hecla’s control may adversely affect the business benefits anticipated to result from the merger and the related transactions, including with respect to obtaining the necessary permits to develop and operate the Montanore Project; and

•	the risks of the type and nature described under “Risk Factors” beginning on page 23 and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 8.

The above discussion of the factors considered by Hecla’s board of directors is not intended to be exhaustive. In reaching their determination, Hecla’s board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. Hecla’s board considered all these factors as a whole, including discussions with, and inquiry of, Hecla’s management and legal advisors, and overall considered these factors to be favorable to, and to support, their determination.

The explanation of the reasoning of the Hecla board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 8 of this proxy statement/prospectus.

Interests of Mines Management’s Directors and Named Executive Officers in the Merger

In considering the recommendation of the Mines Management board of directors that Mines Management stockholders vote to approve and adopt the merger proposal, Mines Management stockholders should be aware that some of Mines Management’s directors and named executive officers have interests in the merger that may be different from, or in addition to, the interests of Mines Management stockholders generally. The Mines Management board of directors and special committee were each aware of and considered these potential interests, among other things, in evaluating and negotiating the merger agreement and the related transactions, in approving and adopting the merger agreement and in recommending the approval and adoption of the merger proposal. For purposes of the employment agreements described below, to the extent applicable, the completion of the merger will constitute a “Change in Control” (as defined in the applicable employment agreement). These interests are described in further detail below, and certain of them are quantified in the narrative and table below.

Executive Change in Control Payments

Each of Messrs. Glenn Dobbs and Douglas Dobbs entered into amended and restated employment agreements with Mines Management (the “Amended and Restated Agreements”), effective January 1, 2012, that (i) set the minimum base salaries for Glenn Dobbs at $370,000 and for Douglas Dobbs at $210,000 (subsequently increased upon promotion to President), (ii) provide that, should the executive officer’s employment be terminated by Mines Management without “Cause” or by the officer for “Good Reason” (in each case as defined in the Amended and Restated Agreements) in connection with a Change in Control, he will be entitled to receive a lump sum payment equal to three times the sum of his then current annual base salary and the amount of annual bonus, if any, paid by Mines Management to him for the year before the occurrence of the Change in Control and (iii) provide for an alternate severance that each officer may receive if his employment is terminated by Mines Management without “Cause” or by the officer for “Good Reason” but not in connection with a Change in Control, which severance consists of a lump sum payment equal to the sum of his then current annual base salary and the amount of annual bonus, if any, paid by Mines Management to him for the year before termination.

Ms. Altenburg entered into an employment agreement with Mines Management, effective May 7, 2007, that provides that, should Ms. Altenburg’s employment be deemed terminated by Mines Management in connection with a “Change in Control, she will be entitled to receive severance payments equal to twenty four (24) months’ salary.

Upon termination of Messrs. Glenn Dobbs’ or Douglas Dobbs’ or Ms. Altenburg’s employment or service by Mines Management other than for Cause or by the officer for Good Reason in connection with a Change in Control, shares, options or other forms of securities issued by Mines Management and beneficially owned by such officer that are unvested, restricted or subject to similar restriction will vest automatically on the termination date and shall be exercisable for 90 days following such termination (or one year if termination of employment is a result of the officer’s disability or death). In addition, each executive will be entitled to continued coverage for health benefits for a period of up to 24 months.

Each of the employment agreements contain confidentiality and proprietary information covenants which protect Mines Management’s confidential information and rights to discoveries made by the executives.

On May 23, 2016, Mines Management entered into amendments to the employment agreements with each of Messrs. Glenn Dobbs and Douglas Dobbs and Ms. Altenburg. The amendments provide that upon a Change in Control transaction any severance due to the employee can be paid, at the option of Mines Management, in Mines Management common stock or the stock of an entity that acquires control of Mines Management as a result of the change in control transaction.

On June 29, 2016, Mines Management entered into amendments to the employment agreements with each of Messrs. Glenn Dobbs and Douglas Dobbs. The amendments eliminate the gross-up benefits related to Section 280G of the Code that had existed in each such individual’s employment agreement.

For additional information regarding compensation that will be received by Mines Management’s named executive officers in connection with the merger, see “Golden Parachute Compensation” on page 59.

Golden Parachute Compensation

The merger is considered a “Change in Control” under each Mines Management named executive officer’s employment agreement.

The following table sets forth the amounts of “golden parachute” compensation (for purposes of Item 402(t) of Regulation S-K) that each named executive officer of Mines Management could receive in connection with the merger. These amounts assume that the named executive officer’s employment will be terminated without “Cause” immediately following the closing of the merger such that the named executive officer will become entitled to the severance benefits provided for in his or her employment agreement in respect of a termination without “Cause” in connection with a Change in Control (as described in more detail above).

Such amounts have been calculated assuming that the closing had taken place on June 27, 2016, which is therefore used as the date of the “Change in Control.”

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ benefits ($)(3)	Total ($)
Glenn Dobbs	1,100,000	—	16,275	1,116,275
Douglas Dobbs	702,000	—	16,275	718,275
Nicole Altenburg	212,000	—	16,275	228,275

(1)	Represents cash severance payable pursuant to each named executive officer’s employment agreement upon termination of employment without Cause immediately following the closing of the merger. All cash severance amounts are paid in a lump sum. Pursuant to the amendments dated May 23, 2016 to the employment agreements with each of Messrs. Glenn Dobbs and Douglas Dobbs and Ms. Altenburg described above, any severance due to these executive officers may be paid, at the option of Mines Management, in Mines Management common stock or the stock of an entity that acquires control of Mines Management as a result of a change in control transaction.
(2)	All stock options were vested in full in accordance with their standard vesting terms no later than February 12, 2016.
(3)	Represents estimated cost of continued benefits paid over 24 months pursuant to each named executive officer’s employment agreement upon termination of employment without Cause immediately following the closing of the merger.

Interests of Hecla’s Directors and Officers in the Merger

No director or officer of Hecla has any interest in the merger.

Board of Directors and Management of Mines Management Following the Merger

At the effective time, certain directors and executive officers of Hecla will become directors and executive officers of Mines Management.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion addresses the material U.S. federal income tax consequences of the merger to Mines Management and holders of Mines Management common stock. The discussion is based on the Code, Treasury Regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to stockholders that hold their Mines Management common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his, her or its personal circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, traders in securities who elect to apply a mark-to-market method of accounting, pass-through entities and investors in such entities, stockholders who received their Mines Management common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, and stockholders who hold Mines Management common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

This discussion is limited to Mines Management stockholders that are “U.S. holders.” For purposes of this proxy statement/prospectus, a “U.S. holder” means a stockholder of Mines Management that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has made a valid election to be treated as a U.S. person.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their Mines Management common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of Mines Management common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the particular tax consequences of the merger to them.

Mines Management stockholders should consult their tax advisors with respect to the particular tax consequences of the merger to them.

Consequences to Mines Management and Mines Management Stockholders

Mines Management and Hecla intend for the merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Mines Management has received an opinion from Davis Graham & Stubbs LLP to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This opinion is based on representations, warranties and covenants contained in representation letters provided by Mines Management and on customary factual assumptions. The opinion is not binding on the Internal Revenue Service or any court. Mines Management and Hecla have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and, as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations, warranties, covenants or assumptions upon which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Assuming that, in accordance with the opinion described above, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the merger will be as follows:

Mines Management will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger. Mines Management stockholders will not recognize any gain or loss pursuant to the merger except in respect of cash received instead of a fractional share of Hecla common stock (as discussed below). The aggregate tax basis of the Hecla common stock received in the merger (including fractional shares deemed received and redeemed as discussed below) will be equal to the aggregate adjusted tax basis of the shares of Mines Management common stock surrendered for the Hecla common stock, and the holding period of the Hecla common stock (including fractional shares deemed received and redeemed) will include the period during which the shares of Mines Management common stock were held. If a Mines Management stockholder acquired different blocks of Mines Management common stock at different times or at different prices, the Hecla common stock received by that stockholder will be allocated pro rata to each block of Mines Management common stock, and the basis and holding period of each block of Hecla common stock received by that stockholder will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Mines Management common stock exchanged for such Hecla common stock.

A Mines Management stockholder that receives cash instead of a fractional share of Hecla common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss will generally be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis in the shares of Mines Management common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Mines Management common stock is more than one year at the effective time. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Payments of cash to a U.S. holder of Mines Management common stock in lieu of fractional shares of Hecla common stock in the merger may be subject to information reporting, unless the U.S. holder provides proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 28%), unless such U.S. holder provides an accurate taxpayer identification number and otherwise complies with the requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amount withheld will be credited against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely supplied to the Internal Revenue Service.

Accounting Treatment of the Merger

In accordance with GAAP, Hecla will account for the merger using the acquisition method of accounting for business combinations.

Regulatory Matters

Neither Mines Management nor Hecla is required to obtain any approvals from any federal or state regulatory authorities to consummate the merger. Hecla must comply with applicable federal and state securities laws and NYSE rules and regulations in connection with the issuance of shares of Hecla common stock in connection with the merger, including the filing with the SEC of the registration statement of which this proxy statement/prospectus is a part. In addition, the parties will be required to file a statement of merger with the Secretary of State of Idaho in order to effectuate the merger.

Exchange of Shares in the Merger

Prior to the effective time, Hecla will appoint an exchange agent reasonably acceptable to Mines Management to handle the exchange of Mines Management common stock for Hecla common stock.

Promptly following the effective time, the exchange agent shall mail to each holder of record of outstanding shares of Mines Management common stock a letter of transmittal specifying instructions for use in effecting the surrender of certificates representing outstanding shares of Mines Management common stock (or affidavits of loss in lieu thereof) or book-entry shares of Mines Management common stock in exchange for the merger consideration.

Mines Management stockholders will receive, with respect to any fractional shares to which stockholders would be entitled based on the application of the exchange ratio, cash in lieu of fractional shares. Each Mines Management stockholder will be entitled to receive a cash payment equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Mines Management common stock exchanged by such holder) by (ii) the closing price of Hecla common stock on the NYSE on the trading day immediately preceding the closing date.

After the effective time, shares of Mines Management common stock will no longer be outstanding, will automatically be cancelled, and will cease to exist, and certificates or evidence of shares in book-entry form that, in each case, previously represented shares of Mines Management common stock will represent only the right to receive a number of shares of Hecla common stock (plus cash, if any, in lieu of fractional shares) as described above. Until holders of Mines Management common stock have surrendered their shares to the exchange agent for exchange, those holders will not receive dividends or distributions declared or made with respect to shares of Hecla common stock with a record date after the effective time. However, upon the surrender of their shares of Mines Management common stock, such holders will receive the amount of dividends or other distributions with respect to shares of Hecla common stock having a record date after the effective time and payable with respect to such Hecla common stock between the effective time and the time of such surrender.

Merger Consideration; Treatment of Mines Management Stock Options; Treatment of Mines Management Warrants

Mines Management common stockholders will receive 0.2218 of a share of Hecla common stock for each share of Mines Management common stock they hold, with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of Mines Management or Hecla. Because of this, the implied value of the consideration to Mines Management stockholders may fluctuate between now and the completion of the merger.

At the effective time, each option to purchase shares of Mines Management common stock that is outstanding immediately prior to the effective time that has an exercise price per share greater than or equal to the product of the closing price of Hecla common stock on the NYSE on the trading day immediately preceding the closing date and 0.2218 will be cancelled without any payment being made in respect thereof. At the effective time, each other option to purchase shares of Mines Management common stock that is outstanding immediately prior to the effective time (all of which are vested) will be cancelled in exchange for the right to receive shares of Hecla common stock (without interest, and subject to deduction for any required withholding tax, with cash being paid in lieu of issuing fractional shares of Hecla common stock) with a value equal to (i)(a) the product of the closing price of Hecla common stock on the NYSE on the trading day immediately preceding the closing date and 0.2218 minus (b) the exercise price per share under such option multiplied by (ii) the number of shares subject to such option. At the option of Hecla, in lieu of paying all or a portion of the amounts due to a holder of options, Hecla may substitute for such shares an equivalent amount in cash.

At the effective time, and in accordance with the terms of any warrant to purchase shares of Mines Management common stock that is outstanding immediately prior to the effective time, such warrant will either be cancelled in accordance with its terms or a replacement warrant will be issued giving the holder the right to purchase a number of shares of Hecla common stock (without interest, and subject to deduction for any required withholding tax, and no issuance of fractional shares and the number of such shares rounded down) equal to the product of (i) 0.2218 and (ii) the number of shares of Mines Management common stock subject to such warrant, with an exercise price of $4.8765 per share of Hecla common stock, pursuant to and in accordance with such holder’s warrants (as amended).

Change in Shares

If between the date of the merger agreement and the effective time the number of outstanding shares of Mines Management common stock, or securities convertible or exchangeable into or exercisable for shares of

Mines Management common stock, changes into a different number of shares or a different class by reason of any stock dividend (excluding, for the avoidance of doubt, cash dividends), subdivision, reclassification, recapitalization, split, reverse split, combination, exchange of shares or any other similar transaction, the exchange ratio will be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, exchange of shares or other similar transaction.

Listing of Hecla Common Stock

It is a condition to the completion of the merger that the shares of Hecla common stock to be issued to Mines Management stockholders pursuant to the merger be approved for listing on the NYSE, subject to official notice of issuance.

Interim Credit Agreement

As discussed in “Risk Factors—Risk Factors Relating to Mines Management” beginning on page 28, and elsewhere in this proxy statement/prospectus, Mines Management is experiencing severe financial challenges. In an effort to address Mines Management’s short-term liquidity needs, Hecla and Mines Management have entered into the Interim Credit Agreement, pursuant to which Hecla has agreed to provide one or more secured loans to Mines Management in an aggregate amount not to exceed $2,300,000. Currently, loans totaling approximately $1.4 million have been made to Mines Management. Loans will bear interest at a rate per annum equal to LIBOR plus 5%. The loans mature on the earlier of August 15, 2016 and the date the merger is completed. In addition, the loans become due and payable in full upon a change of control or event of default or if the merger agreement is terminated for any reason other than a breach of the merger agreement by Hecla. Mines Management and certain of its subsidiaries are jointly and severally liable for the obligations owing under the loans, and all of the obligations of Mines Management under the Interim Credit Agreement are guaranteed by certain of its subsidiaries. The loans are secured, subject to certain permitted liens, by a security interest in substantially all of Mines Management’s assets, including the Montanore Project. See “Risk Factors—Risk Factors Relating to Mines Management—If the merger is not completed, Mines Management will require additional external financing to fund its continuing business activities in the future, and the terms of any such financing, if obtained, may have negative effects on Mines Management’s flexibility and future transactions.”

Shareholders Agreements

The following summarizes the material provisions of the shareholders agreements. This summary does not purport to be complete and may not contain all of the information about the shareholders agreements that is important to you. This summary is qualified in its entirety by reference to the shareholders agreements, a copy of the form of which is included as Appendix D to this proxy statement/prospectus and is incorporated by reference herein. Defined terms used but not otherwise defined in this section shall have the meaning assigned to such terms in the shareholders agreements.

In order to induce Hecla and Merger Sub to enter into the merger agreement, certain stockholders of Mines Management entered into shareholders agreements, each dated May 23, 2016, pursuant to which each shareholder agreed to vote his, her or its shares of Mines Management common stock beneficially owned by such shareholder (as set forth in such shareholder’s shareholders agreement), and to cause any holder of record of shares of common stock beneficially owned by such stockholder (as set forth in such shareholder’s shareholders agreement) to vote: (i) in favor of the merger and the merger agreement, at every meeting of the stockholders of Mines Management at which such matters are considered and at every adjournment or postponement thereof; (ii) against (1) any takeover proposal (as defined in the merger agreement), (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Mines Management under the merger agreement (except in the case of Silver Wheaton Corp.) or of the stockholder under the shareholders agreement and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or the fulfillment of Mines Management’s,

Hecla’s or Merger Sub’s conditions under the merger agreement or change in any manner the voting rights of any class of shares of Mines Management (including any amendments to Mines Management’s articles of incorporation and bylaws). Each of the stockholders agreed to grant an irrevocable proxy appointing Hecla as the stockholder’s proxy and attorney-in fact (with full power of substitution and resubstitution) to vote such stockholder’s shares at any meeting of the stockholders of Mines Management called with respect to any of the matters specified in the shareholders agreements, and in accordance and consistent with the above. The following stockholders are party to the shareholders agreements: Silver Wheaton Corp., Glenn Dobbs, Douglas Dobbs, Nicole Altenburg, Russell Babcock, Roy Franklin and Robert Russell. Collectively, 6,562,199 shares of Mines Management common stock (which include 1,472,621 shares of Mines Management common stock subject to currently exercisable options) are subject to the shareholders agreements, representing approximately 17.6% of the outstanding shares of Mines Management common stock as of the date hereof. On June 29, 2016, the shareholders agreements with each of Glenn Dobbs and Douglas Dobbs were amended to correct the number of shares of Mines Management common stock owned by Glenn Dobbs and increase the number of derivative securities subject to the shareholders agreement entered into by Douglas Dobbs.

The Merger Agreement

The following summarizes certain material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. Mines Management stockholders are urged to read the merger agreement carefully and in its entirety, as well as this proxy statement/prospectus and the information incorporated herein by reference, before making any decisions regarding the merger. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is included as Appendix A to this proxy statement/prospectus and is incorporated by reference herein. Defined terms used but not otherwise defined in this section shall have the meanings assigned to such terms in the merger agreement.

In reviewing the merger agreement and this summary, please remember that they have been included to provide you with information regarding the terms of the merger agreement and are not intended to provide any other factual information about Hecla, Mines Management or any of their subsidiaries. The merger agreement contains representations and warranties and covenants by each of the parties to the merger agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by certain disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement or in this proxy statement/prospectus; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the merger agreement and described below may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. In addition, if specific material facts arise that contradict the representations and warranties in the merger agreement, Hecla or Mines Management, as applicable, will disclose those material facts in the public filings that it makes with the SEC if it determines that it has a legal obligation to do so. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 105.

The Merger

The merger agreement provides that, on the terms and subject to the conditions in the merger agreement, and in accordance with Idaho law, Merger Sub will merge with and into Mines Management. At the effective time, the separate corporate existence of Merger Sub will cease and Mines Management will continue as the surviving company in the merger as a wholly-owned subsidiary of Hecla.

Merger Consideration

Mines Management common stockholders will receive 0.2218 of a share of Hecla common stock for each share of Mines Management common stock they hold, with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of Mines Management or Hecla. Because of this, the implied value of the consideration to Mines Management stockholders may fluctuate between now and the completion of the merger.

Treatment of Mines Management Stock Options

At the effective time, each option to purchase shares of Mines Management common stock that is outstanding immediately prior to the effective time that has an exercise price per share greater than or equal to the product of the closing price of Hecla common stock on the NYSE on the trading day immediately preceding the closing date and 0.2218 will be cancelled without any payment being made in respect thereof. At the effective time, each other option to purchase shares of Mines Management common stock that is outstanding immediately prior to the effective time (all of which are vested) will be cancelled in exchange for the right to receive shares of Hecla common stock (without interest, and subject to deduction for any required withholding tax, with cash being paid in lieu of issuing fractional shares of Hecla common stock) with a value equal to (i)(a) the product of the closing price of Hecla common stock on the NYSE on the trading day immediately preceding the closing date and 0.2218 minus (b) the exercise price per share under such option multiplied by (ii) the number of shares subject to such option. At the option of Hecla, in lieu of paying all or a portion of the amounts due to a holder of options, Hecla may substitute for such shares an equivalent amount in cash.

Treatment of Mines Management Warrants

At the effective time, and in accordance with the terms of any warrant to purchase shares of Mines Management common stock that is outstanding immediately prior to the effective time, such warrant will either be cancelled in accordance with its terms or a replacement warrant will be issued giving the holder the right to purchase a number of shares of Hecla common stock (without interest, and subject to deduction for any required withholding tax, and no issuance of fractional shares and the number of such shares rounded down) equal to the product of (i) 0.2218 and (ii) the number of shares of Mines Management common stock subject to such warrant, with an exercise price of $4.8765 per share of Hecla common stock, pursuant to and in accordance with such holder’s warrants (as amended).

Treatment of Mines Management Series B

The merger agreement provides that, at the effective time, and in accordance with the terms of the Mines Management Series B, replacement preferred stock shall be issued to each holder of Mines Management Series B that is issued and outstanding immediately prior to the effective time, which shall have a conversion price of $3.5464 and contain such other terms as are required by the terms of the Mines Management Series B. There are currently no shares of Mines Management Series B outstanding; all previously outstanding shares of Mines Management Series B have been converted into common stock, and no further issuances of Mines Management Series B are expected.

Representations and Warranties

The merger agreement contains representations and warranties made by Mines Management to Hecla and Merger Sub and by Hecla and Merger Sub to Mines Management. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse impact). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers or directors of the party making the representation did not have actual or constructive knowledge. Additionally, certain of the representations and warranties of Mines Management in the merger agreement are qualified by the Mines Management disclosure schedule.

The merger agreement provides that a “material adverse effect” means, with respect to Mines Management, any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise) or assets of Mines Management and its subsidiaries, taken as a whole, or (ii) the ability of Mines Management to consummate the transactions contemplated under the merger agreement on a timely basis; provided, however, that, for the purposes of clause (i), a “material adverse effect” will not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy or financial or securities markets; (b) the announcement of the transactions contemplated by the merger agreement; (c) any outbreak or escalation of war or any act of terrorism; or (d) general conditions in the industries in which Mines Management and its subsidiaries operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above will be taken into account in determining whether a “material adverse effect” has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect (other than an effect that is disproportionate solely due to the financial condition of Mines Management and its subsidiaries) on Mines Management and its subsidiaries, taken as a whole, compared to other participants in the industries in which Mines Management and its subsidiaries conduct their businesses.

In the merger agreement, Hecla and Merger Sub, on the one hand, and Mines Management, on the other, have made representations and warranties including representations and warranties regarding the following topics:

•	organization, qualification, standing, corporate power and organizational documents;

•	capital structure;

•	authority to execute and deliver and perform their respective obligations under, and to consummate the transactions contemplated by, the merger agreement and the enforceability of the merger agreement against each party;

•	the merger agreement and the transactions contemplated thereby having received all necessary corporate approval (except, in the case of Mines Management, the approval and adoption of Mines Management’s stockholders);

•	the absence of conflicts with, or violations of, organizational documents, applicable law and contracts as a result of such party entering into the merger agreement and consummating the merger and the other transactions contemplated by the merger agreement;

•	the consents and approvals required in connection with the transactions contemplated by the merger agreement, including the required approval and adoption by Mines Management’s stockholders;

•	SEC documents, Canadian securities documents, and financial statements;

•	absence of certain governmental orders;

•	accuracy of information supplied or to be supplied in this proxy statement/prospectus or other registration statements relating to the merger, as applicable; and

•	broker’s fees and expenses payable in connection with the transaction.

In addition, Mines Management has made representations and warranties to Hecla and Merger Sub regarding, among other topics:

•	absence of undisclosed liabilities;

•	internal controls and accounting or auditing practices;

•	the conduct of business in the ordinary course and the absence of a material adverse effect since December 31, 2015;

•	absence of certain litigation;

•	ownership of subsidiaries;

•	compliance with applicable laws and permits;

•	employee benefits matters;

•	environmental matters;

•	tax matters;

•	material contracts;

•	insurance matters;

•	real estate matters;

•	personal property matters;

•	mineral properties and mineral rights;

•	intellectual property matters;

•	state takeover statutes and appraisal rights;

•	related party transactions; and

•	the receipt of an opinion from its financial advisor.

In addition Hecla and Merger Sub have made representations and warranties to Mines Management regarding, among other topics, the ownership of Merger Sub and no vote of Hecla’s stockholders being required to approve the merger agreement or the transactions contemplated thereby.

Conduct of Business

Subject to certain exceptions in the merger agreement and the Mines Management disclosure schedule, as applicable, or as required by law or with the prior written consent of Hecla, from the date of the merger agreement until the effective time, Mines Management has agreed to carry on, and has agreed to cause each of its subsidiaries to carry on, its business in the ordinary course consistent with past practice and to, and cause each of its subsidiaries to, use reasonable best efforts to preserve substantially intact its and its subsidiaries’ business organization, to keep available the services of its and its subsidiaries’ current officers and employees, and to preserve its and its subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees and other persons having business relationships with Mines Management or its subsidiaries.

In addition, from the date of the merger agreement until the effective time, Mines Management has agreed to various specific restrictions relating to the conduct of the business of Mines Management and its subsidiaries, including with respect to the following (subject in each case to certain exceptions relating to the merger agreement and the transactions contemplated by the Interim Credit Agreement, or as required by law):

•	amending or proposing to amend its articles of incorporation or bylaws (or other comparable organizational documents);

•	issuing, delivering, selling, pledging or encumbering, or authorizing, proposing or agreeing to the issuance, delivery, sale, pledge or encumbrance of, any securities of any kind of Mines Management (other than shares of common stock of Mines Management pursuant to the terms of any outstanding Mines Management stock options);

•	declaring, setting aside, making or paying any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to, or entering into any contract with respect to the voting of, any of its capital stock;

•	reclassifying, combining, splitting, subdividing or redeeming, repurchasing or otherwise acquiring, directly or indirectly, any Mines Management securities;

•	acquiring (including by merger, consolidation, or acquisition of stock or assets) or making any investment in any equity interest in any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, governmental entity or other entity and group (each, a “Person”), or any assets, loans or debt securities thereof, acquiring or divesting any real property leases or other interest in real estate or entering into or amending or modifying any material contract, partnership, arrangement, joint development agreement or strategic alliance;

•	repurchasing, prepaying or incurring any indebtedness for borrowed money or guaranteeing any such indebtedness of another Person, issuing or selling any debt securities or options, warrants, calls or other rights to acquire any debt securities of Mines Management or any of its subsidiaries, guaranteeing any debt securities of another Person, entering into any “keep well” or other contract to maintain any financial statement condition of any other Person (other than any wholly-owned subsidiary of it) or entering into any arrangement having the economic effect of any of the foregoing;

•	granting any Lien on any of its material assets to secure any indebtedness for borrowed money;

•	entering into any new line of business outside of its existing business;

•	paying, discharging, settling or satisfying any Liabilities, other than (i) performance of contractual obligations in accordance with their terms, or (ii) payment, discharge, settlement or satisfaction in accordance with the terms of Liabilities that have been (a) disclosed in Mines Management’s most recent financial statements (or the notes thereto) included in Mines Management’s securities filings filed prior to the date of the merger agreement or contemplated by documents made available to Hecla prior to the date of the merger agreement or (b) incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

•	adopting or entering into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Mines Management or any of its subsidiaries (other than the merger);

•	instituting, settling or compromising any Legal Actions pending or threatened before any arbitrator, court or other governmental entity, other than (i) any Legal Action brought against Hecla or Merger Sub arising out of a breach or alleged breach of the merger agreement by Hecla or Merger Sub, and (ii) the settlement of claims, liabilities or obligations reserved against on the most recent balance sheet of Mines Management included in Mines Management’s securities filings, in amounts not to exceed those so reserved; provided that neither Mines Management nor any of its subsidiaries is permitted to settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on Mines Management’s business;

•	transferring, licensing, selling, leasing or otherwise disposing of any material assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other equity interests in any subsidiary of Mines Management, provided that the foregoing shall not prohibit Mines Management and its subsidiaries from transferring, licensing, selling, leasing or disposing of obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practice;

•	making or changing any material election in respect of Taxes, adopting or changing in any material respect any accounting method in respect of Taxes, filing any material Tax Return or any amendment to a material Tax Return, entering into any closing agreement, settling any claim or assessment in respect of Taxes (except settlements effected solely through payment of immaterial sums of money) or consenting to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, in each case except as required by any applicable Tax law;

•	making any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;

•	except as required by applicable law or any Mines Management employee benefit plan or contract in effect as of the date of the merger agreement, (i) increasing the compensation payable or that could become payable by Mines Management or any of its subsidiaries to directors, officers or employees, (ii) entering into any new, or amending in any material respect any existing, employment, severance, retention or change in control agreement with any of its past or present officers or employees, (iii) promoting any officers or employees, except as the result of the termination or resignation of any officer or employee or (iv) establishing, adopting, entering into, amending, terminating, exercising any discretion under or taking any action to accelerate rights under any Mines Management employee benefit plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Mines Management employee benefit plan if it were in existence as of the date of the merger agreement, or making any contribution to any Mines Management employee benefit plan, other than contributions required by law, the terms of such employee benefit plan as in effect on the date of the merger agreement or that are made in the ordinary course of business consistent with past practice;

•	taking any action to exempt any Person from, or making any acquisition of securities of Mines Management by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Mines Management with respect to a Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in the Business Combination Act of the State of Idaho (the “BCA”), except for Hecla, Merger Sub or any of their respective subsidiaries or affiliates, or the transactions contemplated by the merger agreement;

•	incurring any material liability except in the ordinary course of business consistent with past practice; or

•	committing or agreeing to take any of the actions described above or any action which would reasonably be expected to result in any of the conditions to the merger not being satisfied.

Efforts to Obtain Required Stockholder Votes

Subject to its right in certain circumstances to adjourn, recess or postpone the Mines Management stockholder meeting, Mines Management has agreed to hold a meeting of its stockholders as promptly as practicable after the Registration Statement on Form S-4 of which this proxy statement/prospectus is a part is declared effective for the purpose of obtaining Mines Management stockholder approval and adoption of the merger proposal. Mines Management has agreed to, through its board of directors, recommend in accordance with applicable law that the holders of Mines Management common stock vote in favor of the approval and adoption of the merger agreement and the merger (the “Board Recommendation”). Subject to the ability of Mines Management’s board of directors in certain circumstances to fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to Hecla or Merger Sub, the Board Recommendation, or recommend a Takeover Proposal, or fail to recommend against acceptance of any tender offer or exchange offer for the shares of Mines

Management common stock within 10 business days after the commencement of such offer, or make any public statement inconsistent with the Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, an “Adverse Recommendation Change”), Mines Management is required to use its best efforts to solicit stockholder approval and adoption of the merger proposal. Mines Management’s board of directors has approved and adopted the merger by a unanimous vote and has adopted resolutions directing that the merger proposal be submitted to the Mines Management stockholders for their consideration.

No Solicitation of Alternative Proposals

Mines Management has agreed, subject to the exceptions described below, from the time of the execution of the merger agreement until the earlier of the effective time or the termination of the merger agreement, not to, has agreed to cause its subsidiaries not to, and has agreed not to permit or authorize any director, officer, employee, accountants, consultants, legal counsel, advisors and agents and other representatives of Mines Management or any of its subsidiaries (collectively, “Representatives”), directly or indirectly, to:

•	solicit, initiate or knowingly take any action to facilitate or encourage the submission of any proposal or offer from, or indication of interest in making a proposal or offer from, or an indication of interest in making a proposal or offer by, any Person (other than Hecla and its subsidiaries, including Merger Sub) relating to any (a) direct or indirect acquisition of assets of Mines Management or its subsidiaries (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 25% or more of the fair market value of Mines Management’s consolidated assets, (b) direct or indirect acquisition of 25% or more of the voting equity interests of Mines Management, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning 25% or more of the voting equity interests of Mines Management, (d) merger, consolidation, other business combination or similar transaction involving Mines Management or any of its subsidiaries, pursuant to which such Person would own 25% or more of the consolidated assets of Mines Management, taken as a whole, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of Mines Management or the declaration or payment of an extraordinary dividend (whether in cash or other property) by Mines Management (any such proposal, a “Takeover Proposal”) or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal;

•	conduct or engage in any discussions or negotiations with, disclose any non-public information relating to Mines Management or any of its subsidiaries to, afford access to the business, properties, assets, books or records of Mines Management or any of its subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, a Takeover Proposal;

•	amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Mines Management or any of its subsidiaries;

•	approve any transaction under, or any third party becoming an “interested shareholder” under, the BCA; or

•	enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Takeover Proposal (each an “Acquisition Agreement”).

Additionally, except as set forth in the merger agreement and as described below, Mines Management is required to, and is required to cause its subsidiaries to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the merger agreement with respect to any Takeover Proposal and will cause any such third party (or its agents or advisors) in possession of non-public information in respect of Mines Management or any of its subsidiaries that was furnished by or on behalf of Mines Management and its subsidiaries to return or destroy (and confirm destruction of) all such information.

Notwithstanding the above described restrictions, prior to the receipt of stockholder approval and adoption of the merger agreement and the transactions contemplated thereby, Mines Management’s board of directors, directly or indirectly through any Representative, may, subject to certain restrictions:

(i)	participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that Mines Management’s board of directors believes in good faith, after consultation with outside legal counsel and an independent financial advisor, constitutes or would reasonably be expected to result in a bona fide written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of greater than 50% of Mines Management’s consolidated assets or greater than 50% of the outstanding common stock of Mines Management, that Mines Management’s board of directors determines in good faith (after consultation with outside legal counsel and an independent financial advisor) is more favorable from a financial point of view to the holders of Mines Management common stock than the transactions contemplated by the merger agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (d) the other terms and conditions of such Takeover Proposal and the implications thereof for Mines Management, including relevant legal, regulatory and other aspects of such Takeover Proposal deemed relevant by Mines Management’s board of directors and (e) any revisions to the terms of the merger agreement and the merger proposed by Hecla during the notice period described below (any such offer, a “Superior Proposal”);

(ii)	furnish to the third party that has made such a Takeover Proposal non-public information relating to Mines Management or any of its subsidiaries pursuant to an executed confidentiality agreement that contains confidentiality provisions that are no less favorable to Mines Management than those contained in that certain confidentiality letter agreement, dated as of May 8, 2015, between Mines Management and Hecla, as amended;

(iii)	following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change (as defined above); or

(iv)	take any action that any court of competent jurisdiction orders Mines Management to take (which order remains unstayed),

but in each case referred to in the foregoing clauses (i) through (iv), only if Mines Management’s board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to cause Mines Management’s board of directors to be in breach of its fiduciary duties under applicable law.

Mines Management has also agreed that its board of directors will not take any of the actions referred to in clauses (i) through (iv) of the preceding paragraph unless Mines Management has delivered to Hecla a prior written notice advising Hecla that it intends to take such action. Mines Management will notify Hecla promptly (but in no event later than 24 hours) after it obtains knowledge of the receipt by Mines Management (or any of Representatives) of any Takeover Proposal, any inquiry that would reasonably be expected to lead to a Takeover Proposal or any request for non-public information relating to Mines Management or any of its subsidiaries or for access to the business, properties, assets, books or records of Mines Management or any of its subsidiaries by any third party. In such notice, Mines Management will identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request. Mines Management is required to keep Hecla fully informed, on a current basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms of any such Takeover Proposal, indication, or request. Mines Management is required to provide Hecla with at least 48 hours prior notice of any meeting of Mines Management’s board of directors (or such lesser notice as is provided to the members of Mines Management’s board of directors) at which Mines Management’s board of directors is reasonably expected to consider any Takeover Proposal. Mines Management is required to promptly (but in no event later than 24 hours) provide Hecla with a list of any non-public information concerning Mines Management’s business, present or future performance, financial condition or results of operations provided to any third party, and, to the extent such information has not been previously provided to Hecla, copies of such information.

Changes in Board Recommendations

Mines Management has agreed that the Board Recommendation is to be included in this proxy statement/prospectus and that, with certain exceptions, neither Mines Management’s board of directors nor any committee thereof will make an Adverse Recommendation Change.

Except as described below, Mines Management’s board of directors will not make any Adverse Recommendation Change or enter into (or permit any subsidiary to enter into) an Acquisition Agreement. At any time prior to the receipt of stockholder approval and adoption of the merger agreement and the transactions contemplated thereby, Mines Management’s board of directors may make an Adverse Recommendation Change or enter into (or permit any subsidiary to enter into) an Acquisition Agreement in response to a Superior Proposal, if: (i) Mines Management promptly notifies Hecla, in writing, at least three business days (the “Notice Period”) before making an Adverse Recommendation Change or entering into (or causing a subsidiary to enter into) an Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice will state expressly that Mines Management has received a Takeover Proposal that Mines Management’s board of directors intends to declare a Superior Proposal and that Mines Management’s board of directors intends to make an Adverse Recommendation Change or Mines Management intends to enter into an Acquisition Agreement; (ii) Mines Management attaches to such notice the most current version of the proposed Acquisition Agreement (which version will be updated on a prompt basis) and identifies the third party making such Superior Proposal; (iii) Mines Management will, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its Representatives to, during the Notice Period, negotiate with Hecla in good faith to make such adjustments in the terms and conditions of the merger agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Hecla, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including any revision in price, the Notice Period will be automatically extended, if applicable, to ensure that at least two business days remains in the Notice Period subsequent to the time Mines Management notifies Hecla of any such material revision (it being understood that there may be multiple extensions)); and (iv) Mines Management’s board of directors determines in good faith, after consulting with outside legal counsel and an independent financial advisor, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Hecla during the Notice Period in the terms and conditions of the merger agreement and that the failure to take accept such Superior Proposal would reasonably be expected to cause Mines Management’s board of directors to be in breach of its fiduciary duties under applicable law.

Efforts to Complete the Merger

Hecla, Merger Sub and Mines Management have agreed to each use its reasonable best efforts to take, or cause to be taken, and to cause each of their subsidiaries to take or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the transactions contemplated by the merger agreement, including (i) the obtaining of all necessary permits, waivers, consents, approvals and actions or nonactions from governmental entities and the making of all necessary registrations and filings (including filings with governmental entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entities, (ii) the obtaining of all necessary consents or waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the merger and to fully carry out the purposes of the merger agreement. Mines Management and Hecla are required, subject to applicable law, to (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) immediately above and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each of Hecla, Merger Sub and Mines Management will promptly inform the other parties, as the case may be, of any communication from any governmental entity regarding any of the transactions contemplated by the merger agreement. If Mines Management or Hecla receives a request for additional information or documentary material from any governmental entity with respect to the transactions contemplated by the merger agreement, then such party will use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable law and by any applicable governmental entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any governmental entity in respect of any filing made therewith in connection with the transactions contemplated by the merger agreement.

Mines Management has agreed to take all action required to render the BCA, the Mines Management shareholder rights plan and any other shareholder rights or other similar agreement with respect to any securities of Mines Management, inapplicable to any of the transactions contemplated by the merger agreement.

In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental entity or private party challenging the merger or any other transaction contemplated by the merger agreement, or any other agreement contemplated thereby, Mines Management is required to cooperate in all respects with Hecla and Merger Sub and will use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the merger agreement. None of Hecla, Merger Sub or any of their affiliates is required to defend, contest or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any Order, in connection with the transactions contemplated by the merger agreement.

None of Hecla, Merger Sub or any of their subsidiaries is required to, and Mines Management may not, without the prior written consent of Hecla, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Mines Management, the surviving company, Hecla, Merger Sub or any of their respective subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of Mines Management, the surviving company, Hecla, Merger Sub or any of their respective subsidiaries in any manner or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of Mines Management, the surviving company, Hecla, Merger Sub or any of their respective subsidiaries; provided that, if requested by Hecla, Mines Management will become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on Mines Management in the event the Closing occurs.

Indemnification and Insurance

Hecla and Merger Sub have agreed that all rights to indemnification, advancement of expenses and exculpation by Mines Management now existing in favor of each Person who is now, or has been at any time prior to the date of the merger agreement or who becomes prior to the effective time an officer or director of Mines Management and its subsidiaries (each an “Indemnified Party”) as provided in Mines Management’s articles of incorporation and bylaws, in each case as in effect on the date of the merger agreement, or pursuant to any other contracts in effect on the date of the merger agreement and disclosed on the Mines Management disclosure schedule, will be assumed by the surviving company in the merger, without further action, at the effective time and will survive the merger and will remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

Hecla and the surviving company have agreed to, for a period of six years after the effective time and to the fullest extent permitted by law, indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, Liabilities, fees, expenses, judgments and fines arising in connection with any claim brought by a third party arising out of actions or omissions in such Indemnified Party’s capacity as an officer or director of Mines Managements or its subsidiaries occurring at or prior to the effective time, and have agreed to reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, Liabilities, fees, expenses, judgments and fines are incurred, subject to the receipt by the surviving company of an undertaking from such Indemnified Party to repay such fees or expenses paid in advance if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under applicable law.

In addition, Hecla has agreed that, at the effective time, the surviving company will obtain a “tail” directors’ and officers’ liability insurance policy for Mines Management and its directors, officers and other persons who are currently covered by the existing directors’ and officers’ liability insurance policy maintained by Mines Management that will provide such directors, officers and other persons with coverage for six years following the effective time of not less than the existing coverage amount and have other terms not materially less favorable in the aggregate to the insured persons in comparison to Mines Management’s existing insurance coverage; provided, that in no event will the surviving company be obligated to pay an annual premium for such coverage in excess of 200% of the last annual premium paid by Mines Management for such insurance prior to the date of the merger agreement.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Hecla and Mines Management in the preparation of this proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time;

•	notification by Hecla or Mines Management of certain material communications received from any governmental entity, material communications from any Person alleging that the consent of such person is required in connection with the transactions contemplated by the merger agreement, certain material claims, actions and similar matters that may threaten the transactions contemplated by the merger agreement, or any fact, event or circumstance known to such party that would cause or constitute, or would reasonably be expected to cause or constitute, a breach in any material respect of such party’s representations, warranties, covenants or agreements contained in the merger agreement or would prevent, delay or impede, or would reasonably be expected to prevent, delay or impede, the consummation of the merger or any other transaction contemplated by the merger agreement;

•	restrictions on Hecla, Mines Management and Merger Sub in connection with public announcements regarding the merger;

•	Hecla’s agreement to apply for authorization for listing on the NYSE of the shares of its common stock issuable in connection with the merger, upon official notice of issuance, and to take all steps reasonably necessary to maintain the listing of its common stock on the NYSE; and

•	in the event any state takeover statute or similar statute becomes applicable to the merger agreement, the parties’ agreement to take all reasonable action necessary so that the transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated thereby or otherwise act to eliminate or minimize the effect of such statute or regulation on the merger agreement or the transactions contemplated thereby.

Conditions to Completion of the Merger

The obligations of the parties to effect the merger are subject to the satisfaction (or, to the extent permitted by law, waiver), at or prior to the closing date, of the conditions described below:

•	the merger agreement and the transactions contemplated thereby must have been approved and adopted by the affirmative vote of at least a majority of the votes cast by holders of Mines Management common stock present in person or represented by proxy at the special meeting, and a quorum must have been present at the special meeting;

•	no law, injunction or judgment enacted, promulgated, issued or enforced by any governmental authority will be in effect preventing the consummation of the transactions contemplated by the merger agreement;

•	no stop order suspending the effectiveness of this proxy statement/prospectus or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC or any Canadian securities regulatory authority; and all requests for additional information on the part of the SEC or any Canadian securities regulatory authority shall have been complied with to the reasonable satisfaction of Hecla, Merger Sub and Mines Management; and

•	Hecla’s common stock issuable to stockholders of Mines Management pursuant to the merger agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

The obligations of Hecla and Merger Sub to effect the merger are subject to the satisfaction or waiver of the following additional conditions at or prior to the closing date:

•	the representations and warranties of Mines Management in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including de minimis, materiality and material adverse effect qualifications;

•	Mines Management has performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with on or prior to the closing date;

•	since the date of the merger agreement, there has not been any material adverse effect or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a material adverse effect;

•	Hecla shall have received a certificate of an officer of Mines Management confirming the satisfaction of the three preceding conditions;

•	all consents, filings, registrations, waivers and notifications necessary to permit the consummation of the transactions contemplated by the merger agreement shall have been obtained or made;

•	Mines Management being in compliance with the provisions of the Interim Credit Agreement;

•	each of the directors and officers of Mines Management having submitted their resignation from all such director and officer positions held with Mines Management or its subsidiaries; and

•	Mines Management having dissolved Minera Montanore Peru S.A.C., a subsidiary of Mines Management.

The obligation of Mines Management to effect the merger is subject to the satisfaction or waiver of the following additional conditions at or prior to the closing date:

•	the representations and warranties of Hecla and Merger Sub in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including de minimis, materiality and material adverse effect qualifications;

•	Hecla and Merger Sub shall have performed or complied in all material respects with all material agreements and covenants required by the merger agreement to be performed or complied with by Hecla and/or Merger Sub, as applicable on or prior to the closing date;

•	since the date of the merger agreement, there shall not have been any material adverse effect or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a material adverse effect; and

•	Mines Management shall have received a certificate of an officer of Hecla confirming the satisfaction of the three preceding conditions.

Termination

Hecla or Mines Management may terminate the merger agreement at any time prior to the effective time:

•	by mutual written consent of Hecla and Mines Management;

•	by either Hecla or Mines Management:

•	if the stockholders of Mines Management do not approve and adopt the merger agreement and the merger at Mines Management’s special stockholders’ meeting or any adjournment or postponement thereof at which approval and adoption of the merger agreement is voted upon; provided that this right to terminate the merger agreement shall not be available to Mines Management if it has not complied with its obligations under the merger agreement relating to this proxy statement/prospectus or the restrictions regarding a Takeover Proposal, or if the stockholder approval and adoption of the merger agreement and the merger is not obtained because of a breach of a shareholders agreement;

•	if the merger has not been consummated on or before August 15, 2016; provided, however, that this right to terminate the merger agreement is not available to any party if any action of such party or the failure by any party to perform any of its obligations under the merger agreement has been the cause of, or resulted in, the failure of the merger and the other transactions contemplated by the merger agreement to be consummated on or before August 15, 2016; or

•	if (a) any law prohibits or makes illegal the consummation of the merger or (b) any order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding of any governmental entity having competent jurisdiction (each, an “Order”) is entered enjoining Mines Management, Hecla or Merger Sub from consummating the merger and such Order has become final and nonappealable, subject to such terminating party using its reasonable best efforts to prevent, resist, appeal, obtain consent under, resolve or lift, as applicable, the law or Order, using its reasonable best efforts to complete the merger, and not taking any action or failing to perform any of its obligations under the merger agreement that has been the cause of, or resulted in, the imposition of any such Order or the failure of such Order to be resisted, resolved or lifted, as applicable; or

•	by Mines Management:

•

if (a) Hecla or Merger Sub shall have breached any of their respective covenants or agreements contained in the merger agreement such that the closing condition regarding covenants would not be satisfied or (b) there exists a breach of any of their respective representations and warranties contained in the merger agreement such that the closing condition regarding representations and warranties would not be satisfied, and, in the case of clause (a) or clause (b), such breach is incapable of being cured or, if capable of being cured, shall not been cured prior to the earlier of (x) August 15, 2016 and (y) twenty business days after Hecla or Merger Sub receives written notice of such breach from Mines Management; provided, however, that such right is subject to Mines Management being in material compliance with its covenants and agreements contained in the merger agreement and there not being a breach of any representation or warranty of Mines

Management such that the closing conditions regarding representations and warranties or covenants would not be satisfied if the closing date were at the time of such termination; or

•	if prior to obtaining the stockholder approval and adoption of the merger and the merger agreement, (a) Mines Management’s board of directors has received a Superior Proposal, (b) Mines Management’s board of directors has determined in good faith (after consultation with its outside legal counsel and independent financial advisor) that the failure to accept such Superior Proposal is reasonably likely to be a breach of the fiduciary duties of the members of Mines Management’s board of directors to the stockholders of Mines Management under applicable law, (c) Mines Management has complied with its covenants and agreements under the merger agreement relating to the restrictions regarding a Takeover Proposal, (d) Mines Management concurrently enters into an Acquisition Agreement providing for such Superior Proposal and (e) Mines Management pays the termination fee and certain expenses to Hecla pursuant to and in accordance with the merger agreement; or

•	by Hecla:

•	if (a) Mines Management shall have breached any of its covenants or agreements contained in the merger agreement such that the closing condition regarding covenants would not be satisfied or (b) there exists a breach of any representation or warranty of Mines Management contained in the merger agreement such that the closing condition regarding representations and warranties would not be satisfied, and, in the case of clause (a) or clause (b), such breach is incapable of being cured or, if capable of being cured, has not been cured prior to the earlier of (x) August 15, 2016 and (y) twenty business days after Mines Management receives written notice of such breach from Hecla; provided, however, that such right is subject to Hecla and Merger Sub being in material compliance with their covenants and agreements contained in the merger agreement and there not being any breach of any representation or warranty of Hecla or Merger Sub such that the closing conditions regarding representations and warranties or covenants would not be satisfied if the closing date were at the time of such termination; or

•	if prior to obtaining the stockholder approval and adoption of the merger and the merger agreement, (a) an Adverse Recommendation Change shall have occurred, (b) Mines Management has failed to include the Board Recommendation in this proxy statement/prospectus, (c) Mines Management’s board of directors approves, recommends or adopts, or publicly proposes to approve, recommend or adopt, a Takeover Proposal or approves or recommends that holders of Mines Management’s common stock tender their shares of common stock in any tender offer or exchange offer that is a Takeover Proposal or (d) Mines Management shall have breached or failed to perform any of its covenants and agreements relating to this proxy statement/prospectus or the restrictions regarding a Takeover Proposal set forth in the merger agreement.

Termination Fees and Expenses

Mines Management is obligated to pay to Hecla a termination fee in an amount equal to $1,000,000 plus all of Hecla’s actual and reasonably documented fees and expenses (including legal fees and expenses) in connection with the transactions contemplated by the merger agreement in an amount not to exceed $200,000 if:

•	Mines Management terminates the merger agreement prior to obtaining the stockholder approval and adoption of the merger agreement and the merger upon (a) Mines Management’s board of directors receiving a Superior Proposal, (b) Mines Management’s board of directors determining in good faith (after consultation with its outside legal counsel and independent financial advisor) that the failure to accept such Superior Proposal is reasonably likely to be a breach of the fiduciary duties of the members of Mines Management’s board of directors to the stockholders of Mines Management under applicable law, (c) Mines Management concurrently enters into an Acquisition Agreement providing for such Superior Proposal and (d) Mines Management complying with its covenants and agreements relating to the restrictions regarding a Takeover Proposal;

•	Hecla terminates the merger agreement because the stockholder approval and adoption of the merger agreement and the merger is not obtained at Mines Management’s special stockholders’ meeting or any adjournment or postponement thereof at which approval and adoption of the merger agreement is voted upon, but only if such approval and adoption is not obtained because of a breach of a shareholders agreement (other than a breach by Silver Wheaton Corp.);

•	Hecla terminates the merger agreement, prior to the approval and adoption of the merger agreement and the merger by Mines Management’s stockholders, upon (a) an Adverse Recommendation Change occurring, (b) Mines Management’s failure to include the Board Recommendation in this proxy statement/prospectus, (c) Mines Management’s board of directors approving, recommending or adopting, or publicly proposing to approve, recommend or adopt, a Takeover Proposal or approving or recommending that holders of Mines Management’s common stock tender their shares of common stock in any tender offer or exchange offer that is a Takeover Proposal or (d) Mines Management breaching or failing to perform any of the covenants and agreements relating to this proxy statement/prospectus or the restrictions regarding a Takeover Proposal set forth in the merger agreement;

•	Stockholder approval and adoption of the merger agreement and the merger agreement is not obtained at the special stockholders’ meeting and Hecla terminates the merger agreement, subject to certain additional conditions, upon (a) Mines Management breaching any of its covenants or agreements contained in the merger agreement such that the closing condition regarding covenants would not be satisfied or (b) there existing a breach of any representation or warranty of Mines Management contained in the merger agreement such that closing condition regarding representations and warranties would not be satisfied, and (I) prior to such termination a Takeover Proposal has been publicly disclosed or otherwise made or communicated to Mines Management or Mines Management’s board of directors, and not withdrawn, and (II) within 12 months following the date of such termination, Mines Management enters into a definitive agreement with respect to any Takeover Proposal, or any Takeover Proposal shall have been consummated; or

•	Mines Management or Hecla terminates the merger agreement, subject to certain additional conditions, because the merger has not been consummated on or before August 15, 2016 or because the stockholders of Mines Management did not approve and adopt the merger agreement and the merger at Mines Management’s special stockholders’ meeting or any adjournment or postponement thereof at which approval and adoption of the merger agreement is voted upon, and (I) prior to such termination or such meeting a Takeover Proposal has been publicly disclosed and not withdrawn, and (II) within 12 months following the date of such termination, Mines Management enters into a definitive agreement with respect to any Takeover Proposal, or any Takeover Proposal shall have been consummated.

Mines Management will be obligated to pay Hecla’s actual and reasonably documented fees and expenses (including legal fees and expenses) in connection with the transactions contemplated by the merger agreement in an amount not to exceed $200,000 if:

•	either Hecla or Mines Management terminates the merger agreement because the stockholders of Mines Management did not approve and adopt the merger agreement and the merger at Mines Management’s special stockholders’ meeting or any adjournment or postponement thereof at which approval and adoption of the merger agreement is voted upon, and neither Hecla nor Merger Sub is in material default under the merger agreement at the time of such termination;

•	Hecla terminates the merger agreement because (a) Mines Management breached any of its covenants or agreements contained in the merger agreement such that the closing condition regarding covenants would not be satisfied or (b) there exists a breach of any representation or warranty of Mines Management contained in the merger agreement such that the closing condition regarding representations and warranties would not be satisfied, and neither Hecla nor Merger Sub is in material default under the merger agreement at the time of such termination.

Hecla will be obligated to pay Mines Management’s actual and reasonably documented fees and expenses (including legal fees and expenses) in connection with the transactions contemplated by the merger agreement in an amount not to exceed $100,000 if Mines Management terminates the merger agreement because (a) Hecla or Merger Sub breached any of their respective covenants or agreements contained in the merger agreement such that the closing condition regarding covenants would not be satisfied or (b) there exists a breach of any representation or warranty of Hecla or Merger Sub contained in the merger agreement such that the closing condition regarding representations and warranties would not be satisfied, and Mines Management is not in material default under the merger agreement at the time of such termination.

Subject to the payment of expenses as described above and certain other exceptions set forth in the merger agreement, each party is generally required to pay all fees and expenses incurred by it in connection with the merger and the other transactions and agreements contemplated by the merger agreement.

Amendments, Extensions and Waivers

Amendment. At any time prior to the effective time, the merger agreement may be amended by the parties by action taken by or on behalf of their respective boards of directors; provided, however, that, after approval and adoption of the merger agreement by the stockholders of Mines Management, no amendment that, by law or in accordance with the rules of any relevant stock exchange, requires further approval and adoption by such stockholders may be made without such stockholder approval and adoption.

Extension; Waiver. At any time prior to the effective time, Hecla or Mines Management may, to the extent permitted by applicable law, (a) extend the time for the performance of any of the obligations or other acts of the other party under the merger agreement, (b) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any instrument delivered pursuant thereto or (c) waive compliance with any of the covenants or agreements of the other party or conditions to the obligations of the waiving party contained in the merger agreement; provided, however, that after any approval and adoption of the merger agreement by the stockholders of Mines Management, no extension or waiver that, by law or in accordance with the rules of any relevant stock exchange, requires further approval and adoption by such stockholders, may be made without such stockholder approval and adoption. The failure or delay of any party to assert any of its rights under the merger agreement or otherwise shall not constitute a waiver of those rights, nor shall any single or partial exercise of any right under the merger agreement preclude any other or further exercise of any rights thereunder.

Specific Enforcement

The parties are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, without the requirement of posting a bond or other security, exclusively in any state or federal court within the State of Idaho and any appellate court in which appeals from such court may be taken, in addition to any other remedy to which any party is entitled, at law or in equity.

MINES MANAGEMENT’S BOARD OF DIRECTORS

RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 1.

PROPOSAL 2: POSSIBLE ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES, IF NECESSARY OR APPROPRIATE

Mines Management is asking its stockholders to authorize the holder of any proxy solicited by its board of directors to vote in favor of any adjournment of the special meeting, if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to approve and adopt the merger proposal.

The Mines Management board of directors does not intend to propose adjournment of the special meeting if there are sufficient votes to approve and adopt the merger proposal, unless Mines Management believes that such adjournment is necessary or advisable under applicable law.

Approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast by holders of Mines Management common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal, and a quorum must be present at the special meeting.

If you are a Mines Management stockholder and fail to submit a proxy or fail to instruct your broker to vote, it will have no effect on the adjournment proposal, assuming a quorum is present. If you are a Mines Management stockholder and you mark your proxy or voting instructions to abstain, it will have no effect on the adjournment proposal, assuming a quorum is present.

THE MINES MANAGEMENT BOARD OF DIRECTORS RECOMMENDS

THAT YOU VOTE “FOR” PROPOSAL 2.

PROPOSAL 3: ADVISORY (NON-BINDING) VOTE ON COMPENSATION

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Mines Management is required to submit a proposal to its stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Mines Management’s named executive officers in connection with the completion of the merger. This proposal, which we refer to as the “compensation proposal,” gives Mines Management’s stockholders the opportunity to vote, on a non-binding, advisory basis, on the compensation that may be paid or become payable to Mines Management’s named executive officers in connection with the merger. This compensation is summarized in the table in the section entitled “Proposal 1: The Approval and Adoption of the Merger Agreement—Interests of Mines Management’s Directors and Named Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 59, including the footnotes to the table.

The Mines Management board encourages you to review carefully the named executive officer merger-related compensation information disclosed in this proxy statement/prospectus. The Mines Management board unanimously recommends that Mines Management’s stockholders approve, by advisory vote, the compensation that may become payable to Mines Management’s named executive officers in connection with the completion of the merger.

The vote on the compensation proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, you may vote to approve and adopt the merger proposal and vote not to approve the compensation proposal and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on either Mines Management or Hecla. Accordingly, if the merger agreement is approved and adopted and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the compensation proposal.

Approval of the compensation proposal requires the affirmative vote of a majority of the votes cast by holders of Mines Management common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal, and a quorum must be present at the special meeting.

If you fail to submit a proxy or fail to instruct your broker to vote, it will have no effect on the compensation proposal, assuming a quorum is present. If you mark your proxy or voting instructions to abstain, it will have no effect on the compensation proposal, assuming a quorum is present.

THE MINES MANAGEMENT BOARD OF DIRECTORS RECOMMENDS

THAT YOU VOTE “FOR” PROPOSAL 3.

MARKET PRICES

The following table sets forth the high and low closing prices of Hecla’s common stock for the calendar quarters indicated.

	High		Low
Year Ended December 31, 2014
First Quarter		$3.61		$3.03
Second Quarter		$3.45		$2.75
Third Quarter		$3.47		$2.48
Fourth Quarter		$2.86		$2.04
Year Ended December 31, 2015
First Quarter		$3.48		$2.71
Second Quarter		$3.33		$2.63
Third Quarter		$2.66		$1.81
Fourth Quarter		$2.63		$1.83
Year Ending December 31, 2016
First Quarter		$2.88		$1.52
Second Quarter	$	[●]	$	[●]
Third Quarter (through July [●], 2016)	$	[●]	$	[●]

The following table sets forth the high and low closing prices of Mines Management’s common stock for the calendar quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	NYSE MKT				TSX
	High		Low		High		Low
	(US$)				(CDN$)
Year Ended December 31, 2014
First Quarter		$1.73		$0.60		$1.89		$0.66
Second Quarter		$1.36		$0.82		$1.46		$0.92
Third Quarter		$1.10		$0.61		$1.18		$0.73
Fourth Quarter		$0.64		$0.47		$0.74		$0.46
Year Ended December 31, 2015
First Quarter		$0.58		$0.43		$0.70		$0.50
Second Quarter		$0.70		$0.47		$0.85		$0.50
Third Quarter		$0.53		$0.26		$0.70		$0.34
Fourth Quarter		$0.38		$0.15		$0.49		$0.20
Year Ending December 31, 2016
First Quarter		$0.59		$0.27		$0.86		$0.42
Second Quarter	$	[●]	$	[●]	$	[●]	$	[●]
Third Quarter (through July [●], 2016)	$	[●]	$	[●]	$	[●]	$	[●]

The market value of the shares of Hecla common stock to be issued in exchange for shares of Mines Management common stock upon the completion of the merger will not be known at the time of the special meeting. The above tables show only historical comparisons. Because the market prices of shares of Hecla and Mines Management common stock will likely fluctuate prior to the closing of the merger, these comparisons may not provide meaningful information to Mines Management stockholders in determining whether to approve and adopt the merger proposal. Therefore, current and historical market prices of Hecla common stock and Mines Management common stock are not reflective of the value that Mines Management stockholders will receive in the merger. Hecla stockholders and Mines Management stockholders are encouraged to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 105.

COMPARATIVE RIGHTS OF HECLA STOCKHOLDERS AND MINES MANAGEMENT STOCKHOLDERS

The rights of Hecla stockholders are currently governed by the General Corporation Law of the State of Delaware (the “DGCL”) and the certificate of incorporation and bylaws of Hecla, in each case as amended from time to time. The rights of Mines Management stockholders are currently governed by the Idaho Business Corporation Act (the “IBCA”) and the articles of incorporation and bylaws of Mines Management, in each case as amended from time to time.

Below is a comparison of some of the important provisions in the certificate of incorporation and bylaws of Hecla and the articles of incorporation and bylaws of Mines Management. It is not practical to summarize all of these provisions in this proxy statement/prospectus, but the principal differences that could materially affect the rights of the stockholders include the following:

AUTHORIZED CAPITAL STOCK

Hecla	Mines Management
Hecla’s certificate of incorporation authorizes it to issue 505,000,000 shares of capital stock, with a par value of $0.25 per share, of which: 500,000,000 are designated common stock; and 5,000,000 are designated preferred stock.	Mines Management’s articles of incorporation authorize it to issue 110,000,000 shares of capital stock, of which: 100,000,000 shares are designated common stock, with a par value of $0.001 per share; and 10,000,000 shares are designated preferred stock, with no par value.

As of July [●], 2016, there were: • [●] shares of common stock issued and outstanding; and • 157,816 shares of Hecla Series B issued and outstanding.

As of July [●], 2016, there were:

•    [●] shares of common stock issued and outstanding;

•    no shares of Mines Management Series B issued and outstanding; and

•    no shares of Series A Junior Participating Preferred Stock issued and outstanding.

DIVIDENDS

Hecla	Mines Management

The Hecla Series B ranks senior to the common stock and any shares of Series A Junior Participating Preferred Shares (none of which have ever been issued) with respect to payment of dividends, and amounts payable upon liquidation, dissolution or winding up.

Subject to the rights of the holders of any outstanding shares of any preferred stock, holders of common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefor.

Subject to the rights of holders of any outstanding shares of preferred stock that may be designated by the board of directors in the future, holders of common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefor.

VOTING RIGHTS

Hecla	Mines Management

Holders of the common stock have the right to cast one vote for each share they hold of record, with no cumulative voting rights.

Holders of the Hecla Series B do not have any voting rights, except as described below or as may be required by applicable law or by the resolution or resolutions adopted by the board of directors designating the rights, powers and preferences of any series of preferred stock. When and if the holders of Hecla Series B are entitled to vote, each holder will be entitled to one vote per share.

While any shares of Hecla Series B are outstanding, Hecla may not authorize the creation or issue of any class or series of stock that ranks senior to the Hecla Series B as to dividends or upon liquidation, dissolution or winding up without the consent of the holders of 66 2/3% of the outstanding shares of Hecla Series B and any other series of preferred stock ranking on a parity with respect to the Hecla Series B as to dividends and upon liquidation, dissolution or winding up, voting as a single class without regard to series. However, Hecla may create additional classes of parity stock or junior stock, increase the authorized number of shares of parity stock or junior stock or issue series of parity or junior stock without consent.

The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders of Mines Management.

STOCKHOLDER ACTION

Hecla	Mines Management

At all stockholders meetings, shares equal to at least a majority of the voting power of the issued and outstanding shares entitled to vote thereat, present in person or represented by proxy, will constitute a quorum requisite for the transaction of business.

Except as otherwise provided by the certificate of incorporation, the bylaws or the laws of the State of Delaware, all questions are decided by majority vote. For all director elections, the nominees for election as a director shall effectively be elected by a plurality of votes cast. For any such election, the candidate who receives the most “FOR” votes is the winner of such election (assuming a quorum is present at the meeting) because instructions to withhold authority, abstentions and broker non-votes are not considered to be votes cast for purposes of determining a majority vote under the bylaws.

Mines Management’s bylaws provide that, at all stockholder meetings, the presence in person or proxy of the holders of a majority of the voting power of all stockholders shall constitute a quorum requisite for the transaction of business.

The IBCA provides that, except as otherwise provided in the articles of incorporation or bylaws, action on a matter, other than the election of directors, is approved if the votes cast favoring the action exceed the votes cast opposing the action. For all director elections, the nominees for election as a director shall be elected by a plurality of the votes cast.

SIZE OF THE BOARD OF DIRECTORS

Hecla	Mines Management
Hecla’s bylaws provide for a minimum of five and a maximum of nine directors. The exact number of directors within the minimum and maximum limitations shall be fixed from time to time by the board of directors. There are currently eight directors serving on Hecla’s board.	Mines Management’s articles of incorporation provide for a minimum of two and a maximum of eleven directors with the number of directors to be set in accordance with Mines Management’s bylaws. Mines Management’s bylaws provide for a minimum of three and a maximum of seven directors as may be determined by the board of directors. There are currently six directors serving on Mines Management’s board.

CLASSIFICATION OF THE BOARD

Hecla	Mines Management
Each director serves a staggered three-year term, with approximately one-third of the directors to be elected at each annual meeting of stockholders.	Same.

REMOVAL AND APPOINTMENT OF DIRECTORS

Hecla	Mines Management

Hecla’s bylaws provide that subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by majority vote of the directors then in office, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which they have been elected expires. No decrease in the number of directors shall shorten the term of any incumbent director.

Hecla’s bylaws provide that subject to the rights of the holders of any series of preferred stock, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the shares of Hecla entitled to vote for the election of directors.

Mines Management’s bylaws provide that any vacancy in the board of directors occurring during the year may be filled for the unexpired portion of the term and until a successor is elected and qualified either (a) at the next annual meeting of stockholders or at any special meeting of stockholders duly called for that purpose and held prior thereto or (b) by a majority of the remaining members of the board of directors.

Mines Management’s bylaws provide that a director may be removed either with or without cause by two-thirds of the vote of stockholders at a special meeting called for that purpose.

SPECIAL STOCKHOLDER MEETINGS

Hecla	Mines Management
Special meetings of the stockholders may be called only by the board of directors pursuant to resolution approved by a majority of the entire board of directors.

Mines Management’s bylaws provide that special meetings of the stockholders may be called at any time by the board of directors. Upon written request of any director, or any stockholders holding in the aggregate one-fifth of the voting power of all stockholders, the secretary must call a special meeting to be held not less than 15 nor more than 35 days after the receipt of such request.

Business transacted at any special meeting shall be limited to the purpose or purposes described in the notice of the meeting.

STOCKHOLDER PROPOSALS

Hecla	Mines Management

Hecla stockholders must deliver timely notice regarding business to be conducted at an annual or special meeting of stockholders, including the nomination of directors, to the secretary.

Stockholders must deliver notice regarding business to be brought before an annual meeting at least 90 days, and not more than 120 days, prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made.

In the event Hecla calls a special meeting of the stockholders for the purpose of electing one or more directors, any such stockholder may nominate a person or persons for election to such position(s) as specified in Hecla’s notice of meeting, if notice is delivered not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of such meeting and of the nominees proposed by the board of directors to be elected at such meeting.

Same.

Stockholders must deliver notice regarding business to be brought before an annual meeting or a special meeting at least 90 days, and not more than 120 days, prior to such meetings. However, if public disclosure of the date of the meeting is made less than 100 days prior to the date of the meeting, notice by the stockholder must be received no later than the 10th day following the date on which public announcement of the date of such meeting is first made by Mines Management.

ANTI-TAKEOVER PROVISIONS

Hecla	Mines Management

Hecla’s certificate of incorporation generally prohibits “business combinations,” including (i) mergers, (ii) sales and leases of assets having an aggregate market value of $1,000,000 or more, (iii) issuances of securities and similar transactions by Hecla or a subsidiary having an aggregate value of $1,000,000 or more, (iv) the adoption of any plan or proposal for the liquidation or dissolution of Hecla proposed by or on behalf of an interested stockholder, or (v) any reclassification or recapitalization of Hecla which has the effect of increasing the proportionate share of the outstanding shares held by an interested stockholder, with an interested stockholder who beneficially owns 12-1/2% or more of a corporation’s voting stock, within two years after the person or entity becomes an interested stockholder, unless: an affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of voting stock, voting together as a single class, approve the business combination.

An 80% vote is not required if:

•    a majority of the members of the board of directors who are unaffiliated with the interested director approve the business combination; and

•    certain price and procedure requirements set forth in the certificate of incorporation are met.

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•    the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•    upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or

The BCA prohibits a “business combination” (defined broadly to include mergers or consolidations, certain sales, sales of assets, liquidation or dissolution and other specified transactions) between a corporation and an “interested shareholder” (defined generally as a person or group that beneficially owns, directly or indirectly, 10% or more of the outstanding voting stock or an affiliate or associate of the corporation) within three years of the shareholder becoming an interested stockholder, unless, among other exceptions:

•    the corporation’s articles of incorporation or bylaws include a provision, adopted in accordance with §30-1703 of the BCA, that expressly provides that the corporation is not subject to the statute (Mines Management does not have such a provision in its articles of incorporation or bylaws);

•    prior to the date the person became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested shareholder;

•    the business combination is approved by the affirmative vote of at least 66 2/3% of the outstanding voting stock not beneficially owned by the interested shareholder no earlier than three years after the interested shareholder’s share acquisition date; or

•    the business combination meets certain conditions, including that the consideration meet certain criteria as to amount and form and the business combination is consummated no earlier than three years after the interested shareholder’s share acquisition date.

Hecla	Mines Management

•    after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These restrictions on interested stockholders do not apply under some circumstances, including if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware statute regulating business combinations, or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by these provisions of Delaware law (and such amendment is duly approved by the stockholders entitled to vote thereon).

Section 203 of the DGCL is applicable to Hecla.

ACTION BY STOCKHOLDERS WITHOUT A MEETING

Hecla	Mines Management
Any action required or permitted to be taken by the stockholders must be effected at a duly called annual meeting or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.	Mines Management’s bylaws provide that any action which, under any provision of the laws of Idaho, the articles of incorporation or the bylaws, may be taken at a meeting of the stockholders, may be taken without a meeting if authorized by a writing signed by all of the holders of shares who would be entitled to notice of a meeting for such purpose.

BOARD OF DIRECTORS MEETINGS

Hecla	Mines Management

Regular meetings shall be held quarterly in the months of February, May (immediately after the annual meeting of stockholders), August and November, or at such other times as the board of directors may from time to time by resolution determine.

Special meetings may be called by the chief executive officer or by a majority of the board of directors whenever he or they may deem it necessary or expedient.

Mines Management’s bylaws provide that the board of directors may hold its annual meetings, after its election by stockholders, without notice and at such place as the board may from time to time determine.

Special meetings may be called by the president or any vice president or by any two directors.

LIMITATION OF LIABILITY OF DIRECTORS

Hecla	Mines Management

As permitted under Delaware law, Hecla’s certificate of incorporation provides that no director will be personally liable to Hecla or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•    for any breach of the director’s duty of loyalty to Hecla or its stockholders;

•    for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

•    under Section 174 of the DGCL; or

•    for any transaction from which the director derived any improper personal benefits.

Mines Management’s articles of incorporation provide that a director will not be personally liable to Mines Management or its stockholders for monetary damages for conduct as a director, to the fullest extent permitted by the IBCA, except for liability of the director for the following:

•    acts or omissions that involve intentional misconduct or knowing violation of the law by the director;

•    conduct that violates the IBCA and pertains to distributions to stockholders or loans to directors; and

•    any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Hecla	Mines Management

The DGCL provides that a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•    acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•    in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that

Mines Management’s articles of incorporation provide that Mines Management is authorized to indemnify, agree to indemnify or obligate itself to advance or reimburse expenses incurred by its directors, officers, employees or agents in any proceedings to the full extent currently or subsequently permitted by the IBCA.

The IBCA requires that a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation, against reasonable expenses incurred by him or her in connection with the proceeding.

The IBCA permits a corporation to indemnify a director if either (A)(i) he or she conducted himself or herself in good faith and (ii) reasonably believed (a) in the case of conduct in his or her official capacity, that his or her conduct was in the best interests of the corporation, and (b) in all cases, that his or her conduct was at least not opposed to the best interests of the corporation, and (iii) in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful, or (B) he or she engaged in conduct for which broader

Hecla	Mines Management

no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for reasonable expenses incurred thereby.

Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that such person is not entitled to be so indemnified.

Hecla’s certificate of incorporation requires Hecla to indemnify, to the fullest extent currently or subsequently permitted by Delaware law, any person who was or is a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Hecla, or is or was serving at the request of Hecla as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

Hecla’s bylaws provide that expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding will be paid by Hecla in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by Hecla.

indemnification has been made permissible or obligatory under a provision of the articles of incorporation.

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION AND BYLAWS

Hecla	Mines Management
Hecla’s certificate of incorporation may be amended subsequent to Hecla’s board of directors’ approval and the approval of a majority of the holders of the outstanding stock entitled to vote; provided, however, that Section 4 of Article IV and Articles VI, VII and VIII may be amended only by the affirmative vote of the	Mines Management’s articles of incorporation reserve to Mines Management the right to amend, alter, change or repeal any provision contained in the articles of incorporation in accordance with Idaho law. The IBCA provides that, after first being adopted by the board of directors, an amendment to

Hecla	Mines Management

holders of shares of the voting stock of Hecla representing 80% of the voting power of all the then outstanding shares of the voting stock voting together as a single class.

Hecla’s bylaws may be amended by the board of directors, or at any annual or special meeting of the stockholders if notice of the proposed amendment to be made is contained in the notice of such meeting, and the proposed amendment is approved by an affirmative vote of holders of a majority of the total voting power of all outstanding shares of the voting stock of Hecla.

Notwithstanding the foregoing, the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the capital stock of Hecla entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend or repeal Section 4 or 6 of Article II, or Section 1, 2 or 3 of Article III, of the bylaws.

the articles of incorporation is approved if, at a shareholder meeting where a quorum is present, the votes cast favoring the amendment exceed the votes cast opposing the amendment.

Mines Management’s bylaws may be amended or repealed by the stockholders by a vote representing a majority of the allotted shares, or by a written consent, duly acknowledged in the same manner as conveyances of real estate, to be acknowledged by the holders of a majority of the allotted shares.

Subject to the power of the stockholders to amend or repeal any bylaws, Mines Management’s bylaws may be amended by a vote of the majority of the board of directors.

FORUM FOR ADJUDICATION OF CERTAIN DISPUTES

Hecla	Mines Management
Hecla’s bylaws provide that, unless Hecla consents in writing to the selection of an alternative forum, the sole and exclusive forum for any proceeding brought on behalf of Hecla, any claim for breach of fiduciary duty owed by any director, officer or other employee of Hecla to Hecla or the stockholders, any claim arising under Delaware law or Hecla’s certificate of incorporation or the bylaws, or any claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity acquiring any interest in shares of Hecla capital stock shall be deemed to have notice of the forum provision in Hecla’s bylaws and consented to the Delaware forum.	No comparable provision.

NO APPRAISAL RIGHTS

Appraisal rights are statutory rights that, if applicable under law, enable stockholders in certain extraordinary transactions such as a merger to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under Idaho law. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if, among other circumstances, such shares are listed on the NYSE or the NYSE MKT. Therefore, because Mines Management’s common stock is listed on the NYSE MKT, Mines Management stockholders will not be entitled to appraisal rights under Idaho law in the merger with respect to their shares of Mines Management common stock.

LEGAL MATTERS

The validity of the securities Hecla is offering under this proxy statement/prospectus will be passed upon by David C. Sienko, Vice President and General Counsel of Hecla.

Certain U.S. federal income tax consequences of the merger agreement will be passed upon by Davis Graham & Stubbs LLP.

EXPERTS

Hecla

The consolidated financial statements of Hecla as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 incorporated by reference in this proxy statement/prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

Mines Management

The consolidated financial statements of Mines Management as of December 31, 2015 and 2014, and for the years then ended, included in this proxy statement/prospectus have been so included in reliance on the report of Tanner, LLC, an independent registered public accounting firm (the report on the consolidated financial statements contains an explanatory paragraph regarding Mines Management’s ability to continue as a going concern) appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS

It is not expected that Mines Management will hold an annual meeting of stockholders for 2016 unless the merger is not completed.

However, if the merger is not completed, then the Mines Management 2016 annual meeting of stockholders will be held more than thirty days from the anniversary of last year’s annual meeting. Accordingly, if the merger is not completed, any stockholders proposal, including director nominations, intended to be included in Mines Management’s proxy materials for the annual meeting of stockholders for 2016, must be received by Mines Management a reasonable time before printing and mailing its proxy materials in order for the proposals to be considered for inclusion in the proxy statement for the annual meeting of stockholders for 2016. Such proposals must be submitted in writing and should be sent to the attention of the Secretary of Mines Management. Mines Management will comply with Rule 14a-8 of the Exchange Act with respect to any proposal that meets its requirements.

In addition, under the terms of Mines Management’s bylaws, a stockholder who intends to present an item of business at the 2016 annual meeting of stockholders, including director nominations (other than a proposal submitted for inclusion in Mines Management’s proxy materials), must provide notice of such business to Mines Management not less than 90 nor more than 120 days prior to the date of the 2016 annual meeting of stockholders; provided, that if public disclosure of the date of the meeting is first made less than 100 days prior to the date of the meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the tenth day following the day on which such public disclosure of the date of the meeting is made. In addition, all notices must contain the additional information required by Mines Management’s bylaws. Such notice must be sent to Secretary, Mines Management, Inc., 905 West Riverside Avenue, Suite 311, Spokane, Washington 99201.

INFORMATION REGARDING MINES MANAGEMENT

Mines Management is engaged in the business of acquiring and exploring, and if exploration is successful, developing, mineral properties, primarily those containing silver and associated base and precious metals.

Montanore Project

Mines Management’s principal mineral property interest, the Montanore Project, is a large exploration stage silver and copper deposit located in northwestern Montana. Noranda owned the Montanore Project from 1988 to 2002. Noranda completed an EIS, obtained a ROD for the Montanore Project and certain environmental permits and conducted pre-evaluation construction activities on the property. From 1988 to 2002 Mines Management held royalty rights to a portion of the deposit. In 2002, Noranda announced that it was abandoning the project, and subsequently transferred to Mines Management by quitclaim deed the patented and unpatented mining claims that control the mineral rights, and all drill core and intellectual property including geologic, environmental and engineering studies, relating to the Montanore Project. In 2006, Mines Management acquired from Noranda certain project permits and properties that provide access to the Libby adit, commenced by Noranda to access the Montanore deposit.

Montanore Property

The Montanore Project is located in Sanders and Lincoln Counties in northwestern Montana and consists of a series of patented mining and unpatented mining claims, millsites and tunnel sites owned by Mines Management or one of its subsidiaries. The unpatented mining claims are held subject to a $155 per claim annual maintenance fee paid to the federal government.

Mines Management’s ownership of the Montanore deposit stems primarily from its ownership of two patented mining claims, identified as HR 133 and HR 134, which cover the surface outcrop or “apex” of the gently dipping mineralized beds. According to U.S. mining law, the holders of claims covering the apex of a dipping, tabular deposit own the minerals to depth, even if the deposit passes from beneath the apex claim. For Mines Management’s claims at the Montanore Project, these “extralateral rights” have been confirmed by the U.S. Secretaries of Agriculture and Interior and upheld in U.S. District Court for the District of Montanta. In addition to the patented apex claims, Mines Management owns unpatented claims located along the fault which bounds the southwestern margin of the deposit and extends outside of the western border of the Cabinet Wilderness Area.

Mines Management’s property holdings for operational access and infrastructure support for the Montanore Project are located to the east of the deposit, south of the town of Libby, and are accessed from Libby by about 16 miles of secondary road up Libby Creek. The apex of the deposit can be reached from Noxon, the nearest town, by traveling east about two miles on State Highway 200, north about five miles on a secondary graveled road to the junction of the west and east forks of Rock Creek, and then about four miles on a Jeep trail behind a locked USFS gate. The deposit outcrops near the border of and, other than the outcrop that occurs on the patented claims HR 133 and HR 134, lies entirely within the Cabinet Wilderness Area. Because any future mining of the deposit would take place underground and Mines Management has access to the deposit from outside the Cabinet Wilderness Area (its patented mining claims and certain other mineral rights predate the wilderness area designation), Mines Management believes that future mining and associated surface activity would not have a material impact on the wilderness area.

In May 2006, Mines Management acquired from Noranda State Hard Rock Operating Permit 150 that covers certain exploration activities and the Montana Pollutant Discharge Elimination System (“MPDES”) water discharge permit for the Montanore Project as well as title to properties providing access to the portal of the Libby adit. The 14,000 foot Libby adit, constructed in the early 1990s by Noranda, ends approximately 3,000 feet short of the deposit. If extended, the adit would provide access to the Montanore deposit for underground exploration and delineation.

Non-Reserves—Mineralized Material

Non-Reserves Reported in the United States. The estimate of mineralized material set forth below was prepared by Mine Development Associates, or MDA, of Reno, Nevada in October 2005. The estimate was prepared in accordance with SEC Industry Guide 7.

Mineralized Material Estimate in accordance with U.S. SEC Industry Guide 7

	Tons	Silver Grade (Ounces per ton)	Copper Grade	Cutoff Grade (Silver ounces per ton)
Mineralized Material	81,506,000	2.04	0.75%	1.0

“Mineralized material” as used in this proxy statement/prospectus, although permissible under SEC’s Industry Guide 7, does not indicate “reserves” by SEC standards. Mines Management cannot be certain that any part of the mineralized material at the Montanore Project will ever be confirmed or converted into SEC Industry Guide 7 compliant “reserves.” You should not assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

Geology

The Montanore Project contains a strata-bound silver-copper deposit occurring in the Revett Formation, which is part of an extensive series of Precambrian-aged metasedimentary rocks belonging to the Belt Supergroup. The Revett Formation has been subdivided into three members (upper, middle and lower) based on the contained amounts of quartzite, silty quartzite and siltite. The lower Revett Formation, which hosts the mineralized horizons, is composed primarily of quartzite with lesser interbeds of siltite and silty quartzite.

The silver-copper mineralization at Montanore is strata-bound in the upper portions of the lower Revett Formation. Copper and silver values are carried predominately in the minerals bornite, chalcocite, chalcopyrite and native silver in variable proportions and concentrations. Sulfide content of the mineralized rock rarely exceeds 3% to 4% and is commonly 1% to 2%.

The mineralized zone crops out at the surface and extends down dip at least 12,000 feet to the north-northwest. The mineralization is open ended in the down dip direction. Mineralization occurs in at least two sub-parallel horizons separated by a silver- and copper-deficient zone containing low-grade lead in the form of galena. The two horizons are identified as the B1 for the upper zone and the B for the lower and more extensive zone. Both zones dip to the northwest between 15 degrees and 30 degrees, with an average of just over 15 degrees. The width of the main (B) horizon, in plane view, is defined by a fault on one side and a fold axis on the other, and varies from 804 feet to 3,540 feet. The property boundaries, however, limit the controlled portion of the deposit to a maximum of 2,000 feet. The average thickness for each of the two horizons is 35 feet, depending upon cutoff.

Advancement of the Montanore Project

Following the initial acquisition of the Montanore Project, Mines Management retained McIntosh Engineering and Hatch Ltd. to prepare a cost update study. McIntosh Engineering completed the study and generated a draft report in May 2006 that included engineering optimization, engineering review, cost updates, mine planning and other aspects of the project. As part of the mine planning effort, Mines Management incorporated the geologic information developed by Noranda and another previous owner into a Vulcan mine modeling package, a 3-dimensional geologic model that should assist in further evaluating mine planning activities and projection of ore zones. Mines Management used this information to develop underground drilling targets for an evaluation drilling program.

When Mines Management acquired the additional claims providing access to the Libby adit in 2006, there were no plant, equipment or subsurface improvements other than the adit, which was plugged and in reclamation. In 2006, Mines Management reopened the adit and completed initial water testing to determine the treatment method for water discharged from the adit. In the fourth quarter of 2006, Mines Management obtained permit revisions for an underground evaluation drilling program, purchased generators to provide power for the initial evaluation drilling program and erected a warehouse building, shop, office and employee change facility at the Libby adit site.

In 2007, Mines Management completed the construction of site infrastructure to support the planned underground evaluation program at the Montanore Project including a $1.5 million water treatment plant to process all water pumped out of the Libby adit and a dry storage structure for inventory. Mines Management also acquired an initial fleet of surface and underground heavy equipment.

In 2008 and 2009, Mines Management continued the testing and installation of the adit dewatering system in preparation for the planned 3,000 foot extension of the Libby adit and initiation of the drilling program, installed sumps and tested most of the mining equipment. In addition, Mines Management has worked to rehabilitate the adit including sealing the walls, installing new roof bolts and extending power, ventilation and dewatering infrastructure in the adit. Infrastructure in the adit includes a refuge chamber, mine power center and temporary pump station, along with the previously installed sumps and pumping system. Mines Management dewatered the adit in 2009 and continued engineering and geology work during 2008 and 2009.

The decline has been on care and maintenance since the second quarter 2009, pending completion of the environmental review process. Operations at the Libby adit are currently limited to maintaining the water level at the 7,400 foot level in the adit and treating the water pumped from the adit.

Permitting and Environmental

Mines Management requires certain regulatory agency approvals and environmental permits to proceed with Montanore Project exploration and project development.

Final EIS and Record of Decision

In December 2015, the USFS and MDEQ issued a joint final EIS that assesses the environmental impacts of the Montanore Project to endangered species, wetlands and water quality. After more than ten years of data collection, analyses and public involvement, the completed EIS describes the modifications to the proposed project that the agencies consider appropriate to minimize environmental impact utilizing mitigation measures and monitoring requirements. The USFS and MDEQ both issued their RODs on February 12, 2016 providing approval for development of the Montanore Project contingent upon meeting subsequent analysis, permitting milestones and environmental mitigation requirements.

Biological Opinion

As part of the permitting process, the USFS was required to prepare a biological assessment for both terrestrial and aquatic life. The USFWS reviewed these reports in connection with its biological opinion addressing the impact of the project on threatened and endangered species, including grizzly bear and bull trout. In the first quarter of 2014, the USFWS issued the final biological opinion concluding that the project, as mitigated, would not adversely impact endangered species. The EIS included slight changes to the project’s mitigation measures to reduce impacts to grizzly bear and bull trout, with which the USFWS concurred.

Section 404 Permit

The US Army Corps of Engineers (“USACE”) completed as part of the final EIS an analysis of potential project discharges of dredged or fill material into waters of the United States including wetlands. These discharges are regulated by Section 404 of the Clean Water Act which requires a permit for construction of the tailings facility. In 2012, the USACE completed a jurisdictional determination on the proposed tailings impoundment site, which required extensive aquatic habitat data. Mines Management completed a compensatory mitigation plan for aquatic resources affected by the proposed tailings impoundment which was accepted by the USACE in 2014. Mines Management expects the USACE to issue the 404 permit during 2016.

The State of Montana must certify the USACE Section 404 authorization through the 401 certification process before the USACE can issue a permit. The State of Montana has been involved throughout the 404 review process and continued to work with the USACE during 2015.

Hardrock Operating Permit

Mines Management currently holds Permit 150 (Hardrock Operating Permit) which has remained in effect since its issuance in 1993. Permit 150 was amended with the issuance of the ROD on February 12, 2016, authorizing Mines Management to conduct exploration activities.

MPDES Permit

Mines Management currently holds MPDES Permit #0030279 that authorizes wastewater discharge from the Montanore Project. The project is currently operating under an administratively extended permit which will remain valid until an amended MPDES Permit is issued for the project. Since the beginning of 2015, the agency issued a draft MPDES permit amendment, conducted a public review process, assessed the comments received during the public review process and analyzed changes to the draft permit. Mines Management anticipates the MPDES permit amendment to be issued during the third quarter of 2016.

State Permits

Many of the state permits required by the project were initiated by the agencies during 2015. Those permits under review are issuable subsequent to the issuance of the ROD, which occurred in February 2016. Mines Management will be required to submit applications for other permits to coincide with required project activities.

MDEQ issued a transmission certificate concurrently with the ROD which authorizes Mines Management to construct a transmission line to supply power to the project and an air quality permit which covers the evaluation, construction and operational phases of the project.

The Montana Department of Natural Resources and Conservation (“DNRC”) is responsible for issuing water rights for the project during construction and operation. Reviews of water rights for the project were completed prior to 2015, but under state regulations, the water rights could not be issued until the USFS issued its ROD for the project. Mines Management anticipates the Montana DNRC will issue water rights during 2016.

Opposition

Private groups have been active in opposing permitting of projects in and near the Cabinet Wilderness Area and have taken and may in the future take actions to oppose or delay the Montanore Project. For example, Save Our Cabinets, Earthworks and Defenders of Wildlife have filed a complaint in the United States District Court for the District of Montana against the USFWS challenging the issuance of the Montanore biological opinion. The same groups (with one exception) also filed a separate lawsuit against the USFS challenging the issuance of the ROD. See “Information Regarding Mines Management—Legal Proceedings” beginning on page 99 for additional discussion.

Preliminary Economic Assessment

In December 2010, Mines Management announced the completion of a Preliminary Economic Assessment (“PEA”) for the Montanore Project. The PEA was prepared to provide guidance on the potential viability of the Montanore Project and the basis for the continuation of exploration activities. Because of the uncertainties associated with any mineral deposit that, like the Montanore Project, does not have reserves, the PEA should not be relied on to value the Montanore Project, nor should it be considered to be a feasibility or pre-feasibility study.

The PEA did not update the mineral resource analysis of the Montanore deposit completed in October 2005 by Mine Development Associates, Inc. (“MDA Report”). Mineralized material, as set forth in the MDA Report, is 81.5 million short tons of material grading 2.04 ounces per short ton silver and 0.75% copper with a cutoff grade of 1.0 ounces per short ton silver.

The PEA assumed metals prices based on a three year trailing average at August 16, 2010 (i.e. $3.10 per pound for copper and $15.00 per ounce for silver) and developed cost estimates for development of the Montanore Project. Based on the effective date in the PEA report, the initial capital costs for the project were estimated to be $552.3 million (with a ± 35% accuracy). The PEA assumed that the project would utilize conventional grinding and flotation processing techniques at an initial processing rate of 12,500 short tons per day. The PEA concluded that the Montanore Project demonstrated favorable economic potential, which justified commencement of a resource evaluation program and subsequent pre-feasibility study.

On February 3, 2011, the PEA was filed in Canada in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects. The technical report summarizing the results of the PEA was prepared by Mine and Quarry Engineering Services, Inc. of San Mateo, California. The independent “Qualified Persons” (as such term is defined in National Instrument 43-101) for the report were Mr. Chris Kaye and Mr. Geoffrey Challiner. The PEA filed in Canada is not part of this proxy statement/prospectus.

Description of Royalties on Patented Mining Claims

Under the HR 133 and HR 134 patented mining claims, which cover the Montanore deposit, Mines Management is required to pay a production payment royalty of twenty cents ($.20) per ton of ore extracted and milled therefrom, pursuant to (i) that Amendment to Purchase and Sale Agreement dated September 6, 1988, between Atlantic Goldfields Inc. and Montana Reserves Company and (ii) that Amendment to Purchase and Sale Agreement dated September 6, 1988, between Jascan Resources Inc. and Montana Reserves Company, a former joint venture partner with Noranda. The royalty is payable with respect to the amount of resources included in an independent feasibility study prepared for project financing purposes, is payable at six month intervals following the commencement of commercial production as defined in the referenced agreements, and terminates when the reserve as defined in the feasibility study has been mined and milled.

Other Properties

Mines Management also owns certain patented and unpatented mining claims on zinc properties in northern Washington State, referred to as the Iroquois and Advance properties. No mining activities have been conducted on these properties since the 1960s.

Employees

As of March 31, 2016, Mines Management had six employees located in Spokane, Washington and five employees in Libby, Montana. Outside consultants and contractors are engaged from time to time to perform tasks related to the Montanore Project.

Legal Proceedings

In September 2007, Mines Management filed a declaratory judgment action captioned Mines Management, Inc., Newhi, Inc. and Montanore Minerals Corp. v. Tracie Fus et al., Cause No. DV 07-248 in Montana Nineteenth Judicial District Court, Lincoln County. In this action, Mines Management sought a court judgment against certain of the defendants that the unpatented mining claims of such defendants, allegedly located above portions of Mines Management’s Libby adit and overlapping certain of its patented and unpatented mining claims, millsites and tunnel sites are invalid. The defendants subsequently asserted trespass claims against Mines Management relating to its use of certain of its mining claims, millsites and the adit. The parties participated in a mediation in 2009, which resulted in a settlement with seven of the ten defendants. On March 21, 2013, the court issued an order (i) enforcing the settlement with seven of the ten defendants, (ii) enjoining Mines Management from trespassing on certain mining claims owned by one of the defendants and (iii) finding that the mining claim of another defendant is valid and superior to certain of Mines Management’s claims. The claims with respect to which Mines Management was enjoined from trespass do not overlap the adit. The mining claim that the court determined was valid and superior to certain of Mines Management’s claims overlaps portions of the adit and portions of certain of its patented claims and unpatented millsites and tunnel sites. Mines Management does not believe that this order affects its ability to use the adit or to conduct exploration and development operations as currently planned once Mines Management has obtained the required permits.

Mines Management appealed to the Montana Supreme Court, Case No. DA 13-0240, with respect to certain portions of the order. The Supreme Court ruled in favor of Mines Management remanding the case to the District Court with instructions to vacate the injunction and to conduct further proceedings. In January 2014, the Montana Supreme Court reversed the District Court on the basis of lack of findings, existence of an issue of fact, lack of evidence regarding trespass and misplaced reliance on evidence that the District Court relied upon with respect to claim validity. In December 2015, the District Court set the case for trial in April 2016. The District Court subsequently vacated and has not reset the trial date.

On June 28, 2013, Mines Management filed a condemnation action captioned Montanore Minerals Corporation v. Easements and Rights of Way under through and across those certain unpatented lode mining claims et al., Cause No. CV-00133-DLC, in the United States District Court for the District of Montana, Missoula Division. In this action, Mines Management sought to acquire easements and rights of way for the Montanore Project including for use of the adit and the construction and use of another underground tunnel and related equipment that are contemplated by the draft EIS for the Montanore Project and other draft permits. The defendants include the defendant in the case referenced in the preceding paragraphs whose claim was determined to be valid and overlaps the existing adit. Mines Management filed a motion for a preliminary condemnation order and injunction to obtain immediate access to the easements and rights-of-way and a motion to have the court declare the subject mining claims void for failure to comply with an essential federal filing requirement. The primary defendant filed a motion requesting the court to dismiss without prejudice or stay the condemnation proceeding on abstention grounds and a motion to dismiss one of the two condemnation counts.

On April 29, 2014, the U.S. District Court in Missoula granted Mines Management’s motion for a preliminary condemnation order, which affirms Mines Management’s right of access through the Libby adit and its right to construct another tunnel that is planned in connection with the potential construction of a mine. In addition, the U.S. District Court granted Mines Management’s motion for a preliminary injunction for immediate right of possession, thereby preserving Mines Management’s ongoing access through the adit. Mines Management’s motion to declare the subject mining claims void was denied on abstention grounds. The primary defendant’s motions to dismiss without prejudice or stay the condemnation proceeding on abstention grounds were denied. The primary defendant’s motion to dismiss one of the condemnation counts was denied as moot. The court decisions referenced in this paragraph are subject to appeal. The hearing on the compensation phase of the condemnation case was held in April 2015. In their report issued in May 2015, the Commissioners appointed by the court to determine the just compensation for the taking resulting from the court’s preliminary condemnation order concluded that the amount of just compensation to the defendants is $0. On August 7, 2015, the U.S. District Court issued its final ruling affirming the Commission’s decision. The defendants have appealed this ruling.

In July 2014, Frank R. Wall filed a complaint in the Montana Nineteenth Judicial District Court, Lincoln County, Montana captioned Frank R. Wall v. Patent Lode Mining claims HR 133 and HR 134, et al., Case No. DV-14-140, arising out of the facts related to the litigation described above and claiming monetary damages, declaratory judgments and other relief. The complaint names Mines Management and its subsidiaries Newhi, Inc. and Montanore Minerals Corporation as defendants. Mines Management believes the allegations of the complaint are without merit.

In January 2016, Frank R. Wall filed a complaint in the United States Federal District Court for the District of Idaho captioned Frank Reginald Wall v. United States Department of Agriculture, et al., Cause No. CV-16-0043-BLW, claiming a violation of his constitutional rights and requesting an injunction against the USFS ROD for the issuance of permits to Mines Management for operations at the Montanore Project. Mines Management is named as one of the defendants. Mines Management believes the allegations of the complaint are without merit.

On May 27, 2016, Mines Management, through its wholly-owned subsidiary Montanore Minerals Corporation, filed motions to intervene in three cases pending in the United States District Court for the District of Montana, Missoula Division captioned (i) Save Our Cabinets et al. v. United States Fish and Wildlife Service et al., Cause No. CV-15-69-M-DWM, (ii) Libby Placer Mining Company v. United States Forest Service et al., Cause No. CV-16-53-M-DWM, and (iii) Save Our Cabinets et al. v. United States Department of Agriculture, Cause No. CV-16-56-M-DWM. Each of the actions involve claims challenging the permitting of the Montanore Project. The motions to intervene were granted in early June 2016.

Market For Mines Management’s Common Equity

Mines Management’s common stock commenced trading on the American Stock Exchange, now known as NYSE MKT LLC, under the symbol “MGN” on March 24, 2004. On January 10, 2006, Mines Management’s common stock began trading on the TSX under the symbol “MGT.”

The following table shows the high and low closing sales prices for Mines Management’s common stock for each quarter since January 1, 2014. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. On July [●], 2016, the closing price of Mines Management’s common stock was $[●] on the NYSE MKT and CDN $[●] on the TSX.

	NYSE MKT				TSX
	High		Low		High		Low
	(US$)				(CDN$)
Year Ended December 31, 2014
First Quarter		$1.73		$0.60		$1.89		$0.66
Second Quarter		$1.36		$0.82		$1.46		$0.92
Third Quarter		$1.10		$0.61		$1.18		$0.73
Fourth Quarter		$0.64		$0.47		$0.74		$0.46
Year Ended December 31, 2015
First Quarter		$0.58		$0.43		$0.70		$0.50
Second Quarter		$0.70		$0.47		$0.85		$0.50
Third Quarter		$0.53		$0.26		$0.70		$0.34
Fourth Quarter		$0.38		$0.15		$0.49		$0.20
Year Ending December 31, 2016
First Quarter		$0.59		$0.27		$0.86		$0.42
Second Quarter	$	[●]	$	[●]	$	[●]	$	[●]
Third Quarter (through July [●], 2016)	$	[●]	$	[●]	$	[●]	$	[●]

As of July 5, 2016, there were [●] stockholders of record of Mines Management’s common stock and approximately [●] stockholders whose shares were held through banks, brokerage firms or other institutions.

Mines Management has never paid a dividend on common stock and anticipates that future earnings, if any, will be retained to finance growth and development of its business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Explanatory Note

The following discussion of Mines Management’s financial condition and results of operations should be read in conjunction with its audited consolidated financial statements and notes for the fiscal years ended December 31, 2015 and 2014 and its unaudited financial statements and notes for the three months ended March 31, 2016, which appear in this proxy statement/prospectus commencing on page F-1.

Financial and Operating Results

Comparison of Years ended December 31, 2015 and 2014. Mines Management reported a net loss for the year ended December 31, 2015 of $2.8 million or $0.10 per share compared to a net loss of $6.5 million or $0.22 per share for the year ended December 31, 2014. The following table summarizes expenses and other income by category and year:

	2015	2014
	(millions)
Montanore Project Expense	$1.7	$2.2
Administrative Expense	$2.6	$3.3
Depreciation	$0.1	$0.8
Non Cash Stock Based Compensation Expense	$0.2	$0.3
Other Income	$(1.8)	$(0.1)

Montanore Project Expense includes fees, filing, licenses and technical services, including environmental, engineering and permitting expense. Montanore Project Expense decreased by $0.5 million during 2015 compared to 2014 primarily because of the reduction in fees paid to the contractor working on obtaining and maintaining project approvals and permits as well as a reduction in the baseline studies associated with the EIS.

Administrative Expense, which includes general overhead and office expense, legal, accounting, compensation, rent, taxes and investor relations expense, decreased by $0.7 million during 2015 compared to 2014. The following factors included within Administrative Expense are responsible for the change: (i) a decrease in payroll expenditures of $0.2 million as a result of having fewer employees during 2015 and not paying employee bonuses, (ii) a decrease of $0.1 million in fees paid to members of Mines Management’s board of directors during 2015, (iii) a decrease of $0.2 million due to the lack of costs in 2015 associated with the special proxy and stockholders’ meeting held during 2014 to approve the financing completed by Mines Management in 2014 and (iv) a decrease of $0.2 million in legal, accounting and consulting fees primarily associated with a litigation matter described in “Information Regarding Mines Management—Legal Proceedings” beginning on page 99.

Depreciation decreased by $0.7 million during 2015 as a result of equipment reaching the end of its depreciable life and limited acquisitions of property and equipment during the past few years.

Non Cash Stock Based Compensation Expense (which is included in general and administrative and technical services expenses in Mines Management’s statement of operations) decreased by $0.1 million during 2015 because the number of options granted and the fair value of options granted during 2015 were less than those granted during 2014.

Other Income of $1.8 million in 2015 consisted of proceeds from the sale of idle equipment previously utilized for construction of infrastructure at the Montanore Project. During 2014, Other Income of $0.1 million consisted of a gain from the sale of Mines Management’s interest in an oil and gas lease during the year.

Comparison of Three Months ended March 31, 2016 and 2015. Mines Management reported a net loss of $1.0 million for the quarter ended March 31, 2016 compared to $1.5 million for the quarter ended March 31, 2015. The most significant differences in operating expenditures between those two quarters include: (i) a $0.1 million decrease in general and administrative expenses primarily due to a decrease in stock compensation and investor relations expenses during 2016, (ii) a decrease of $0.1 million in technical expenses in 2016 primarily due to the completion of the final EIS and issuance of the RODs, which resulted in reductions in fees paid to the contractors working on obtaining and maintaining project approvals and permits as well as a reduction in the baseline studies associated with the EIS, and (iii) a $0.3 million decrease in legal, accounting and consulting fees primarily associated with the conclusion of a litigation matter in the third quarter of 2015 as described in “Information Regarding Mines Management—Legal Proceedings” beginning on page 99.

Liquidity

The accompanying consolidated financial statements were prepared under the assumption that Mines Management will continue as a going concern. Mines Management reported in its report on Form 10-Q for the quarter ended March 31, 2016 that it did not have sufficient cash to fund ongoing operating expenses through the end of the second quarter 2016. Mines Management had been unable to raise sufficient external financing to meet its ongoing obligations. On May 23, 2016, Mines Management entered into the merger agreement pursuant to which, and subject to the approval and adoption of Mines Management’s stockholders and the satisfaction of other conditions specified in the merger agreement, a subsidiary of Hecla would merge with and into Mines Management in a transaction in which Mines Management’s stockholders would receive 0.2218 of a share of Hecla common stock for each share of common stock of Mines Management. Also on May 23, 2016, Mines Management entered into the Interim Credit Agreement pursuant to which Hecla has agreed to provide secured loans to Mines Management in an aggregate amount of up to $2.3 million. As of the date of this proxy statement/prospectus, Mines Management has borrowed approximately $1.4 million from Hecla pursuant to the Interim Credit Agreement.

The merger is subject to the approval and adoption of Mines Management’s stockholders, with the meeting to vote on the proposed merger currently scheduled for August 10, 2016. Should the proposed merger not be completed, the loan from Hecla would become immediately due and payable, and Mines Management would review alternatives to attempt to obtain adequate financing to fund its ongoing operating expenses. There can be no assurance that Mines Management would be successful in obtaining adequate financing that would permit it to continue its business, or that the terms of any such financing would not make future financings or transactions more difficult or otherwise limit Mines Management’s flexibility or opportunities in the future. There can also be no assurance that any financing obtained would not be highly dilutive to existing stockholders.

Mines Management’s cash and cash equivalents decreased from $1.2 million at December 31, 2015 to approximately $0.4 million at March 31, 2016. During the three months ended March 31, 2016, the net cash used in operating activities was approximately $0.8 million, which was $0.4 million less than the net cash used in operating activities during the same period in the prior year. Net cash utilized by financing activities during 2016 included approximately $0.1 million cumulative preferred stock dividends paid.

Quantitative and Qualitative Disclosures about Market Risk

Mines Management’s cash balances and its long term investment certificates of deposit are denominated in U.S. dollars and held in local and national banking institutions. Mines Management manages the timing of cash required for review of the permitting and engineering of the Montanore Project and for general corporate purposes utilizing its money market account. Mines Management’s policy is to invest only in government securities rated “investment grade” or better.

The market prices of base and precious metals such as silver and copper fluctuate widely and are affected by numerous factors beyond the control of any mining company. These factors include expectations with regard to the rate of inflation, the exchange rates of the U.S. dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors. If the market price of silver or copper should decrease, the value of Mines Management’s Montanore Project could decline and Mines Management might not be able to recover its investment in that project. Any determination to develop or construct a mine would be made long before the first revenues from production would be received. Price fluctuations between the time that such decisions are made and the commencement of production could affect the economics of the mine.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, the persons named in the tables below have sole voting and investment power with respect to all shares of Mines Management common stock shown as beneficially owned by them. The percentage of beneficial ownership for each holder is based on 35,796,927 shares of Mines Management common stock outstanding as of June 24, 2016 plus, if any, the number of shares of Mines Management common stock underlying options currently exercisable by the holder or exercisable by the holder within 60 days following June 24, 2016.

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding beneficial owners of more than 5% of Mines Management common stock as of June 24, 2016, except for the Mines Management named executive officer and director who holds more than 5% of Mines Management common stock who is included in the subsequent table. The information in these tables is taken from or based upon ownership filings with the SEC made by or on behalf of such persons or upon information provided by or on behalf of such persons to Mines Management.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Silver Wheaton Corp.(1)	2,500,000	6.98%

(1)	This information is based on a Schedule 13G filed with the SEC by Silver Wheaton Corp. on November 9, 2007. The address of this reporting person is Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8, Canada.

Security Ownership of Directors and Management

The following table contains information about the beneficial ownership of Mines Management common stock as of June 24, 2016 by:

•	each of Mines Management’s directors;

•	each of Mines Management’s named executive officers; and

•	all directors and executive officers of Mines Management as a group.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)		Percent of Class (%)(3)
Glenn M. Dobbs	2,636,102	(4)	7.25%
Roy G. Franklin	451,610	(5)	1.26%
Robert L. Russell	562,980	(6)	1.55%
Jerry G. Pogue	410,000	(7)	1.13%
Russell C. Babcock	381,090	(8)	1.06%
Douglas D. Dobbs	1,008,025	(9)	2.75%
Nicole Altenburg	182,132	(10)	0.51%
Total of All Executive Officers and Directors (7 individuals)	5,631,939	(11)	14.60%

(1)	The address of each of these persons is c/o Mines Management, Inc., 905 West Riverside Avenue, Suite 311 Spokane, Washington 99201.
(2)	All shares of common stock underlying options included in this table are related to options currently exercisable or exercisable within 60 days following June 24, 2016.
(3)	For each holder, based on 35,796,927 shares of Mines Management common stock outstanding as of June 24, 2016 plus, if any, the appropriate number of shares of Mines Management common stock underlying options currently exercisable by such holder or exercisable by such holder within 60 days following June 24, 2016. For the “Total of All Executive Officers and Directors,” the percentage calculation is based on 35,796,927 shares of common stock outstanding as of June 24, 2016 plus 2,787,621 shares of Mines Management common stock underlying options currently exercisable or exercisable within 60 days following June 24, 2016.
(4)	Consists of (i) 2,063,481 shares of Mines Management common stock and (ii) options to purchase 572,621 shares of Mines Management common stock at various exercise prices.
(5)	Consists of (i) 301,610 shares of Mines Management common stock and (ii) options to purchase 150,000 shares of Mines Management common stock at various exercise prices.
(6)	Consists of (i) 152,980 shares of Mines Management common stock and (ii) options to purchase 410,000 shares of Mines Management common stock at various exercise prices.
(7)	Consists of (i) no shares of Mines Management common stock and (ii) options to purchase 410,000 shares of Mines Management common stock at various exercise prices.
(8)	Consists of (i) 121,090 shares of Mines Management common stock and (ii) options to purchase 260,000 shares of Mines Management common stock at various exercise prices.
(9)	Consists of (i) 108,025 shares of Mines Management common stock and (ii) options to purchase 900,000 shares of Mines Management common stock at various exercise prices.
(10)	Consists of (i) 97,132 shares of Mines Management common stock and (ii) options to purchase 85,000 shares of Mines Management common stock at various exercise prices.
(11)	Consists of (i) 2,844,318 shares of Mines Management common stock and (ii) options to purchase 2,787,621 shares of Mines Management common stock at various exercise prices.

Equity Compensation Plan Information

As of December 31, 2015, Mines Management had outstanding stock options that had been granted under its 2003 Stock Option Plan for employees, officers, consultants and affiliates of Mines Management, its 2007 Equity Incentive Plan for employees, directors (including any non-employee directors), consultants, affiliates or persons providing services to Mines Management and its 2012 Equity Incentive Plan, all of which were approved by stockholders. The following table contains information, as of the end of Mines Management’s fiscal year ended December 31, 2015, with respect to its 2003 Stock Option Plan, 2007 Equity Incentive Plan and 2012 Equity Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted- average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	5,107,000	$0.57	736,000
Equity compensation plans not approved by security holders	—	N/A	—
Total	5,107,000	$0.57	736,000

OTHER MATTERS

As of the date of this proxy statement/prospectus, Mines Management’s board of directors does not know of any matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters come before the meeting or any adjournments or postponements thereof and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

HOUSEHOLDING

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Mines Management at its address identified below. Mines Management will promptly deliver, upon telephonic or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Mines Management, Inc., 905 W. Riverside Ave., Suite 311, Spokane, Washington 99201, attention of Corporate Secretary or by contacting Mines Management by telephone at 509-838-6050.

WHERE YOU CAN FIND MORE INFORMATION

Mines Management and Hecla file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Hecla or Mines Management at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also inspect reports, proxy statements and other information about Hecla at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Hecla and Mines Management, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Hecla through the website maintained by Hecla which is http://www.hecla-mining.com and about Mines Management through the website maintained by Mines Management which is http://www.minesmanagement.com. The information contained in Hecla’s website and Mines Management’s website is not incorporated by reference into this proxy statement/prospectus.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 filed by Hecla to register the shares of Hecla common stock to be issued in connection with the merger and the exhibits to the registration statement. The SEC allows Hecla to “incorporate by reference” information into this proxy statement/prospectus, which means that it can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Hecla (Commission file number 1-8491) has previously filed with the SEC. These documents contain important information about Hecla and its financial condition.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on February 23, 2016;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 4, 2016;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on May 5, 2016;

•	Current Reports on Form 8-K, which Hecla filed with the SEC on January 12, 2016 (with respect to Items 5.02 and 8.01), February 23, 2016 (with respect to Items 5.02 and 8.01), February 23, 2016 (with respect to Items 1.01 and 9.01), May 5, 2016 (with respect to Item 8.01), May 20, 2016, May 24, 2016 (with respect to Item 8.01), May 25, 2016 (with respect to Item 1.01 and 9.01), June 15, 2016 and June 27, 2016; and

•	The description of Hecla’s capital stock contained in Hecla’s Form 8-B filed with the SEC on May 6, 1983.

Nothing in this proxy statement/prospectus shall be deemed to incorporate information furnished, but not filed, with the SEC, including pursuant to Item 2.02 or Item 7.01 of Form 8-K and corresponding information furnished under Item 9.01 of Form 8-K or included as an exhibit. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this proxy statement/prospectus, shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently dated or filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

All documents filed by Hecla pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this proxy statement/prospectus to the date of the special meeting shall also be deemed to be incorporated herein by reference.

You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing, by telephone or by e-mail from Hecla at the following address:

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

Attention: Investor Relations

(208) 769-4100

http://www.hecla-mining.com

You may also obtain additional copies of this proxy statement/prospectus and the proxy card, and may ask any questions about the merger or the merger agreement, by contacting Morrow & Co., LLC at the following address:

Morrow & Co., LLC

470 West Ave. - 3rd Floor

Stamford, CT 06902

Stockholders call: (877) 787-9239

Banks and Brokers call: (203) 658-9400

Neither Hecla nor Mines Management has authorized anyone to give any information or make any representation about the merger or the special meeting that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

Please direct all inquiries to:

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Mines Management’s proxy solicitation agent at:

Morrow & Co., LLC

470 West Ave. - 3rd Floor

Stamford, CT 06902

Stockholders call: 1-877-787-9239

Banks and Brokers call: 1-203-658-9400

CONSOLIDATED FINANCIAL STATEMENTS OF MINES MANAGEMENT, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of

Mines Management, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Mines Management, Inc. and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mines Management, Inc. and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has recurring losses from operations and does not have sufficient cash on hand to fund operations through the end of 2016. These matters raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Tanner LLC

Salt Lake City, Utah

March 30, 2016

Mines Management, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31,
	2015	2014
Assets
CURRENT ASSETS:
Cash and cash equivalents	$1,203,048	$3,862,462
Interest receivable	4,459	4,484
Prepaid expenses and deposits	335,201	307,951

Total current assets	1,542,708	4,174,897

PROPERTY AND EQUIPMENT:
Buildings and leasehold improvements	836,454	836,454
Equipment	1,922,038	6,361,318
Office equipment	344,657	343,897

	3,103,149	7,541,669
Less accumulated depreciation	2,627,864	6,997,153

	475,285	544,516

OTHER ASSETS:
Available-for-sale securities	975	2,467
Reclamation deposits	1,184,966	1,184,966

	1,185,941	1,187,433

	$3,203,934	$5,906,846

Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Accounts payable	$389,973	$326,570
Payroll and payroll taxes payable	13,756	18,141
Dividends payable	52,890	52,890

Total current liabilities	456,619	397,601

LONG-TERM LIABILITIES:
Asset retirement obligation	528,250	503,279

Total liabilities	984,869	900,880

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock—no par value, 10,000,000 shares authorized; Series B 6% convertible preferred shares—$1,000 stated value, 3,526 shares issued and outstanding	3,526,000	3,526,000
Common stock—$0.001 par value, 100,000,000 shares authorized; 29,814,040 shares issued and outstanding	29,814	29,814
Additional paid-in capital	87,949,096	87,685,232
Accumulated deficit	(89,275,655)	(86,226,382)
Accumulated other comprehensive losses	(10,190)	(8,698)

Total stockholders’ equity	2,219,065	5,005,966

	$3,203,934	$5,906,846

See accompanying notes to consolidated financial statements.

Mines Management, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2015	2014
REVENUE:
Royalties	$—	$19,566

OPERATING EXPENSES:
General and administrative	1,833,201	2,404,660
Technical services	1,524,774	2,027,758
Depreciation	69,992	760,930
Legal, accounting, and consulting	1,065,560	1,194,789
Fees, filing, and licenses	188,940	216,113
Total operating expenses	4,682,467	6,604,250

LOSS FROM OPERATIONS	(4,682,467)	(6,584,684)

OTHER INCOME:
Gain from sale of property and equipment	1,850,000	122,600
Interest income (expense), net	(5,246)	11,856

Total other income	1,844,754	134,456

NET LOSS	(2,837,713)	(6,450,228)
CUMULATIVE PREFERRED STOCK DIVIDENDS	(211,560)	(89,455)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(3,049,273)	$(6,539,683)

NET LOSS PER SHARE (basic and diluted)	$(0.10)	$(0.22)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (basic and diluted)	29,814,040	29,398,634

See accompanying notes to consolidated financial statements.

Mines Management, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Years Ended December 31,
	2015	2014
Net loss	$(2,837,713)	$(6,450,228)
Adjustment to net unrealized loss on marketable securities	(1,492)	(11,707)

COMPREHENSIVE LOSS	$(2,839,205)	$(6,461,935)

See accompanying notes to consolidated financial statements.

Mines Management, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Shares	Amount
BALANCES, December 31, 2013	—	$—	28,999,752	$29,000	$87,230,381	$(79,686,699)	$3,009	$7,575,691
Exercise of stock options	—	—	211,696	212	177,538	—	—	177,750
Stock-based compensation	—	—	—	—	309,839	—	—	309,839
Preferred stock issued for cash	4,000	4,000,000	—	—	(505,924)	—	—	3,494,076
Preferred stock converted to common stock	(474)	(474,000)	602,592	602	473,398	—	—	—
Preferred stock dividends	—	—	—	—	—	(89,455)	—	(89,455)
Adjustment to net unrealized gain on marketable securities	—	—	—	—	—	—	(11,707)	(11,707)
Net loss	—	—	—	—	—	(6,450,228)	—	(6,450,228)

BALANCES, December 31, 2014	3,526	3,526,000	29,814,040	29,814	87,685,232	(86,226,382)	(8,698)	5,005,966
Stock-based compensation	—	—	—	—	263,864	—	—	263,864
Preferred stock dividends	—	—	—	—	—	(211,560)	—	(211,560)
Adjustment to net unrealized loss on marketable securities	—	—	—	—	—	—	(1,492)	(1,492)
Net loss	—	—	—	—	—	(2,837,713)	—	(2,837,713)

BALANCES, December 31, 2015	3,526	$3,526,000	29,814,040	$29,814	$87,949,096	$(89,275,655)	$(10,190)	$2,219,065

See accompanying notes to consolidated financial statements.

Mines Management, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2015	2014
Increase (Decrease) in Cash and Cash Equivalents
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,837,713)	$(6,450,228)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	263,864	309,839
Depreciation	69,992	760,930
Accretion of asset retirement obligation	24,971	23,791
Gain on sale of property and equipment	(1,850,000)	(122,600)
Changes in operating assets and liabilities:
Interest receivable	25	2,504
Prepaid expenses and deposits	(27,250)	(70,665)
Accounts payable	63,403	(54,735)
Payroll and payroll taxes payable	(4,385)	(5,217)

Net cash used in operating activities	(4,297,093)	(5,606,381)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(761)	—
Proceeds from disposition of property and equipment	1,850,000	122,913
Proceeds from certificates of deposit	—	1,565,577

Net cash provided by investing activities	1,849,239	1,688,490

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from sale of preferred stock	—	3,494,076
Net proceeds from sales of common stock	—	177,750
Cumulative preferred stock dividends	(211,560)	(36,565)

Net cash provided by (used in) financing activities	(211,560)	3,635,261

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,659,414)	(282,630)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,862,462	4,145,092

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,203,048	$3,862,462

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$11,535	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Accrual of cumulative preferred stock dividends	$52,890	$52,890

Preferred shares converted to common shares	$—	$474,000

See accompanying notes to consolidated financial statements.

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:

Mines Management, Inc. (the “Company”) is a publicly held Idaho corporation incorporated in 1947. The Company acquires, explores, and develops mineral properties in North and South America.

Summary of Significant Accounting Policies:

a.	Going concern

The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern and do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The Company is an exploration stage company and has incurred losses since the inception of its exploration stage. The Company does not have sufficient cash to fund normal operations beyond April 2016 without raising additional funds. The Company currently does not have a recurring source of revenue sufficient to fund normal operations and its ability to continue as a going concern is dependent on the Company’s ability to secure sufficient funding for its future exploration and working capital requirements, which may include the sale of its equity or debt securities, and the eventual profitable exploitation of its mining properties. There can be no assurance that the Company will succeed in securing additional funding on terms acceptable to the Company or at all, or in generating future profitable operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

b.	Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Mines Management, Inc., and its wholly owned subsidiaries, Newhi, Inc., Montanore Minerals Corp., Montmin Resources Corp., and Minera Montanore Peru, SAC. Intercompany balances and transactions have been eliminated.

c.	Exploration stage enterprise

The Company is in the exploration stage of operation and devotes substantially all of its efforts to acquiring and exploring mining interests that management believes should eventually provide sufficient net profits to sustain the Company’s existence. Until such interests are engaged in commercial production, the Company will continue to seek additional funding to support the completion of its exploration and development activities. The Company’s activities are subject to significant risks and uncertainties, including its ability to secure sufficient funding to continue operations, to obtain proven and probable reserves, to comply with industry regulations and obtain permits necessary for development of the Montanore project, as well as environmental risks and market conditions.

d.	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash in banks, investments in certificates of deposit with original maturities of 90 days or less, and money market funds.

e.	Available for sale securities

Available for sale securities are recorded at fair value, with unrealized gains or losses recorded as a component of equity, unless a decline in value of the security is considered other than temporary. Realized gains and losses and other than temporary impairments are recorded in the statement of operations.

f.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Buildings and leasehold improvements are depreciated on the straight line basis over an estimated useful life of 39 years. Plant and equipment and office equipment are generally depreciated on a straight line basis over estimated useful lives ranging from 5 to 10 years. When assets are retired or sold, the costs and related allowances for depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the statement of operations.

g.	Mining properties, exploration and development costs

All exploration expenditures, including costs to acquire stationary equipment for use in exploration activities that have no significant alternative future use, are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized, including payments to acquire mineral rights. Once a feasibility study has been completed, approved by management, and a decision is made to put the ore body into production, expenditures to develop new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on the units of production basis over proven and probable reserves. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

h.	Asset impairment

The Company evaluates its long lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of estimated future net cash flows on an undiscounted basis is less than the carrying amount of the related asset grouping, asset impairment is considered to exist. The related impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Changes in significant assumptions underlying future cash flow estimates may have a material effect on the Company’s financial position and results of operations.

i.	Fair value measurements

The Company discloses the inputs used to develop the fair value measurements for the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as well as the level within the fair value hierarchy in which the fair value measurements in their entirety fall. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact that there is little or no market activity.

j.	Asset retirement obligations

A liability is recognized for the present value of estimated environmental remediation (asset retirement obligation), in the period in which the liability is incurred if a reasonable estimate of fair value can be made. The offsetting balance is charged to expense as an exploration cost if the liability is incurred during the exploration stage of the related mining project or as an asset if the related mining project is in production. Adjustments are made to the liability for changes resulting from passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation. The Company has an asset retirement obligation associated with its underground evaluation program at the Montanore Project, described more fully in note 6.

k.	Deferred income taxes

Deferred income tax is provided for differences between the basis of assets and liabilities for financial and income tax reporting. A deferred tax asset, subject to a valuation allowance, is recognized for estimated future tax benefits of tax basis operating losses being carried forward. Uncertain tax positions are evaluated in a two step process, whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, the largest amount of tax benefit that is greater than fifty percent likely to be realized upon ultimate settlement with the related tax authority would be recognized. If income tax related interest and penalties were to be assessed, the Company would charge interest to interest expense, and penalties to general and administrative expense.

l.	Stock based compensation

The Company measures and records the costs of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Compensation cost is recognized for awards granted and for awards modified, repurchased or cancelled.

m.	Net loss per share

Basic earnings or loss per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings or loss per share is calculated on the basis of the weighted average number of shares outstanding during the period plus the effect of potential dilutive shares during the period. Potential dilutive shares include outstanding stock options and warrants and convertible preferred stock. For periods in which a net loss is reported, potential dilutive shares are excluded because they are antidilutive. Therefore, basic loss per share is the same as diluted loss per share for the years ended December 31, 2015 and 2014.

n.	Assumptions and use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management assumptions and estimates relate to asset impairments, including long lived assets and investments, asset retirement obligations, and valuation of stock based compensation and warrant derivatives. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company’s consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of the Company’s consolidated financial position and results of operations.

o.	Recent accounting pronouncements

In August 2014, the FASB issued a new going concern standard which defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. This guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Adoption of this update is not anticipated to have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued a new standard, Leases (ASC 842). Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than twelve months and to disclose key information about leasing arrangements. This guidance is effective for fiscal years beginning after December 15, 2018. The Company is not able to reasonably estimate the impact on the Company’s consolidated financial statements at this time.

p.	Subsequent events

The Company evaluated events and transactions subsequent to the balance sheet date of December 31, 2015, for potential recognition or disclosure in the consolidated financial statements.

NOTE 2—MINING PROPERTIES

Montanore:

The Montanore property is located in northwestern Montana and includes 10 patented mining claims and 861 unpatented mining claims. In August 2002, the Company acquired a controlling interest in the Montanore silver and copper deposit in Sanders and Lincoln Counties, Montana. The Company received a quitclaim deed from Noranda Mineral Corp. (“Noranda”) when Noranda elected to withdraw from the project. In December 2002, the Company received a quitclaim deed to all intellectual property connected with studies that Noranda carried out on the project.

Advance and Iroquois:

The Advance and Iroquois properties are located in northern Washington State. The Advance property consists of 720 acres of patented mineral rights. Although the Company does not own the overlying surface rights to its patented mineral rights, it does have right of access to explore and mine. The Iroquois property consists of 62 acres of patented mineral and surface rights.

NOTE 3—CERTIFICATES OF DEPOSIT

The Company has a certificate of deposit pledged as security for a letter of credit to the Montana Department of Environmental Quality as a reclamation guarantee for the Montanore expansion evaluation program. This certificate of deposit was in the amount of $1,124,055 as of December 31, 2015 and 2014, respectively. It bore interest at the rate of 0.40% as of December 31, 2015 and had a maturity date of January 3, 2016. This certificate of deposit renews automatically each year and is included with reclamation deposits on the Consolidated Balance Sheets for the years ended December 31, 2015 and 2014. The certificate was renewed on January 3, 2016 in the amount of $1,124,055 bearing interest at the rate of 0.15% and expires on January 3, 2017.

NOTE 4—AVAILABLE FOR SALE SECURITIES

Available for sale securities are comprised of common stocks which have been valued using quoted market prices in active markets. The following table summarizes the Company’s available for sale securities:

	December 31, 2015	December 31, 2014
Cost	$11,165	$11,165
Unrealized Losses	(10,190)	(8,698)

Fair Market Value	$975	$2,467

NOTE 5—FAIR VALUE MEASUREMENTS

The following table summarizes the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2015 and 2014, and the fair value calculation input hierarchy level determined to apply to each asset and liability category. Quoted market prices were used to determine the fair value of available for sale securities. The Company has no financial assets or liabilities that are measured at fair value on a nonrecurring basis.

	Balance at December 31, 2015	Balance at December 31, 2014	Input Hierarchy Level
Assets:
Available-for-sale securities	$975	$2,467	Level 1
Liabilities:
Asset retirement obligation	$528,250	$503,279	Level 3

The following table presents the fair value reconciliation of Level 3 liabilities measured at fair value during the year ended December 31, 2015:

Asset Retirement Obligation
Balance January 1, 2015	$503,279
Accretion expense	24,971

Balance December 31, 2015	$528,250

NOTE 6—ASSET RETIREMENT OBLIGATIONS

The Company has an asset retirement obligation (“ARO”) associated with its underground evaluation program at the Montanore Project. The ARO resulted from the reclamation and remediation requirements of the Montana Department of Environmental Quality as outlined in the Company’s permit to carry out the evaluation program.

Estimated reclamation costs were discounted using a credit adjusted risk free interest rate of 4.78% from the time the Company expects to pay the retirement obligation to the time it incurred the obligation, which is estimated at 25 years. The following table summarizes activity in the Company’s ARO.

	Year Ended December 31, 2015	Year Ended December 31, 2014
Balance January 1,	$503,279	$479,488
Accretion expense	24,971	23,791

Balance December 31,	$528,250	$503,279

The Company has a certificate of deposit which is pledged as security for a Letter of Credit to the Montana Department of Environmental Quality as a reclamation guarantee for the Montanore expansion evaluation program which is discussed further in note 3.

NOTE 7—CONCENTRATION OF CREDIT RISK

The Company maintains most of its cash and cash equivalents in one financial institution. To date, the Company has not experienced a material loss or lack of access to its invested cash or cash equivalents; however, no assurance can be provided that access to the Company’s invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets. The Company’s total uninsured bank deposit balance totaled approximately $2,200,000 as of December 31, 2015.

NOTE 8—STOCKHOLDERS’ EQUITY

Preferred Shares:

During July 2014, the Company sold to one investor 4,000 units consisting of one share of the Company’s Series B convertible preferred stock, no par value, and a warrant to purchase the Company’s common stock, par value $0.001 per share, at a stated value of $1,000 per unit. Each share of Series B convertible preferred stock is immediately convertible into shares of common stock at a conversion rate of approximately 1,271 shares of common stock for each share of Series B convertible preferred stock (equivalent to a conversion price of $0.7866 per share of common stock). The conversion rate is subject to downward adjustment upon the Company issuing or selling shares of the Company’s common stock for a per share price less than the applicable conversion rate. The offering yielded gross proceeds, before offering expenses, of $4.0 million (net proceeds of $3.5 million after deducting placement agent and investor fees and expenses and other offering expenses). The preferred stock has no voting rights but will entitle the holders to receive cumulative dividends at the rate of 6% per annum per share, payable quarterly. The dividends are payable in either cash or common stock at the Company’s discretion. As of December 31, 2015, 474 shares of the Series B convertible preferred stock had been converted into 602,592 shares of common stock. Upon the occurrence of certain events that the Company believes are within its control, the holders of the preferred shares may have the option to redeem or convert them into common shares or increase the dividend rate to 18% per annum.

Warrants: Each warrant is immediately exercisable at an exercise price of $1.0816 per share and allows the holder to purchase approximately 636 shares of the Company’s common stock. The warrants are not listed on a national securities exchange and do not have the rights or privileges of a holder of common stock, including any voting rights, until the holder exercises the warrant. Upon the occurrence of a Fundamental Transaction, as defined in the warrant, the Company or its successor may be required to purchase the unexercised portion of the warrant from the warrant holder. The Company does not currently anticipate that this will occur. The following table summarizes exercise prices and expiration dates of outstanding common stock purchase warrants as of December 31, 2015.

Number of Warrants	Exercise Price Per Share	Expiration Date
4,000	$1.0816	November 30, 2018

Liquidation: Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of the preferred stock are entitled to receive distributions out of the Company’s assets, whether capital or surplus, before any distributions may be made on any other outstanding classes of stock. The amount received by holders of the preferred stock will be equal to the stated value of $1,000 per share of preferred stock plus any accrued and unpaid dividends thereon, and any other fees or liquidated damages then due and owing.

Common Shares:

During 2007, the Company sold 2,500,000 common shares in a private placement to one investor. In connection with the stock sale, the Company entered into a Right of First Refusal agreement (the “ROFR”) which grants a twenty-year right of first proposal and a right to match third-party proposals, to purchase all or any portion of silver mined, produced or recovered by the Company in the State of Montana. The ROFR does not apply to trade sales and spot sales in the ordinary course of business or to forward sales, in each case, for which no upfront payment is received by the Company.

NOTE 9—STOCK OPTIONS

The Company had four equity incentive plans: the 2003 Stock Option Plan, the 2003 Consultant Stock Compensation Plan, the 2007 Equity Incentive Plan, and the 2012 Equity Incentive Plan (collectively, the “Plans”). Under all of the equity incentive plans, the option exercise price may not be less than 100% of the fair market value per share on the date of grant, the stock options are exercisable within ten years from the date of the grant of the option, and the vesting schedule of the options is at the discretion of the Board of Directors.

Under the 2003 Stock Option Plan and Consultant Stock Compensation Plan, both of which expired in February 2014, the Company could grant options to purchase up to 3,000,000 shares and 700,000 shares of authorized and unissued common stock, respectively. The 2003 Stock Option Plan included both incentive stock options and nonqualified stock options.

Under the 2007 Equity Incentive Plan (the “2007 Plan”), which provides for the issuance of both incentive stock options and nonqualified stock options and restricted shares to directors, employees and consultants of the Company, the Company may issue up to 3,000,000 shares of the Company’s authorized but unissued common stock. No participant is eligible to be granted more than 500,000 common shares during any calendar year.

Under the 2012 Equity Incentive Plan (“2012 Plan”), the Company may grant options to purchase up to 3,000,000 shares of the Company’s authorized but unissued common stock, at the discretion of the Board. The 2012 Plan provides for the issuance of incentive stock options to employees and nonqualified stock options to directors, employees and consultants of the Company. No participant is eligible to be granted more than 200,000 common shares during any calendar year.

A summary of the option activity under the Plans as of December 31, 2015, and changes during the year then ended, is presented below:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2015	4,876,000	$1.31
Granted	770,000	$0.28
Forfeited or expired	(539,000)	$2.48

Outstanding at December 31, 2015	5,107,000	$0.57	2.76	$701,320

Exercisable at December 31, 2015	4,117,000	$0.61	2.23	$325,120

The fair value for each option award is estimated at the date of grant using the Black Scholes option pricing model using the assumptions noted in the following table. Volatility for the years presented is based on the historical volatility of the Company’s common stock over the expected life of the option. The risk free rate for periods within the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The Company does not foresee the payment of dividends on common stock in the near term.

	Years Ended December 31,
	2015	2014
Weighted average risk-free interest rate	0.65%	0.95%
Weighted average volatility	80.88%	69.00%
Expected dividend yield	—	—
Weighted average expected life (in years)	2.0	3.0
Weighted average grant-date fair value	$0.12	$0.32

During the year ended December 31, 2015, there were no options exercised. During the year ended December 31, 2014, there were 237,000 options exercised with a weighted average exercise price of $0.90. The total intrinsic value of the options exercised during the year ended December 31, 2014 was $88,724.

A summary of the status of the Company’s nonvested options as of December 31, 2015 and changes during the year then ended is presented below:

	Number of Options	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2015	900,000	$0.28
Issued	640,000	$0.12
Vested	(550,000)	$0.31

Nonvested at December 31, 2015	990,000	$0.16

As of December 31, 2015, there was $46,545 of unrecognized compensation cost related to nonvested share based compensation arrangements granted under the Plans. The cost is expected to be recognized over a weighted average period of less than one year.

Total compensation costs recognized for stock based employee compensation awards was $263,864 and $300,643 for the years ended December 31, 2015 and 2014, respectively. These costs were included in general and administrative and technical services expenses on the Consolidated Statements of Operations. Total costs recognized for stock based compensation awards for services performed by outside parties were $0 and $9,196 for the years ended December 31, 2015 and 2014, respectively. Cash received from options exercised under all share based payment arrangements for the years ended December 31, 2015 and 2014 was $0 and $177,750, respectively.

NOTE 10—DEFERRED INCOME TAX

As of December 31, 2015 and 2014, the Company had net deferred tax assets that were fully reserved by valuation allowances. Following are the components of such assets and allowances:

	Years Ended December 31,
	2015	2014
Deferred tax assets:
Net operating loss carryforwards	$25,220,000	$24,270,000
Stock-based compensation	390,000	480,000
Property and equipment	1,250,000	1,250,000
Asset retirement obligation	180,000	170,000

Total deferred tax assets	27,040,000	26,170,000
Deferred tax liabilities:
Property and equipment	240,000	210,000

Net deferred tax asset before valuation allowance	26,800,000	25,960,000
Less valuation allowance	(26,800,000)	(25,960,000)

Net deferred tax assets	$—	$—

For the periods presented, the effective income tax rate differed from the expected rate because of the effects of changes in the deferred tax asset valuation allowance. Changes in the deferred tax asset valuation allowance for the years ended December 31, 2015 and 2014 relate only to corresponding changes in deferred tax assets for those periods.

As of December 31, 2015, the Company had federal tax basis net operating loss carryforwards totaling approximately $74,200,000 which will expire in various amounts from 2020 through 2035. The Company is subject to examination of its income tax filings in the United States and various state jurisdictions for the 2012 through 2015 tax years. Within each of these jurisdictions the Company has examined its material tax positions and determined that they would more likely than not be sustained.

NOTE 11—COMMITMENTS

Operating Leases:

The Company leases office space and equipment under operating leases. As a result, the Company recognized rental expense of $53,104 and $52,186 for the years ending December 31, 2015 and 2014, respectively. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2015.

Years ending December 31:
2016	$11,500
2017	3,100
2018	1,600

Total minimum payments required	$16,200

Employment Agreements:

The Company has employment agreements with certain executives. The agreements include a provision for severance pay equal to a multiple of each executive’s salary. To receive severance, termination must be without cause and cannot be a result of death or disability. Additionally, severance must be paid if the executive resigns for good reason within one year following a change in control of the Company. As of December 31, 2015, the potential aggregate liability for severance pay under the agreements is $2,075,000.

Royalties on Patented Mining Claims:

Two of the Company’s patented mining claims, which cover the Montanore deposit, are burdened by a production payment obligation of $0.20 per ton of ore extracted and milled therefrom. The calculation and timing of the production payment are specifically defined by a Purchase and Sale Agreement.

Mines Management, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31, 2016	December 31, 2015
Assets
CURRENT ASSETS:
Cash and cash equivalents	$393,244	$1,203,048
Interest receivable	406	4,459
Prepaid expenses and deposits	289,550	335,201

Total current assets	683,200	1,542,708

PROPERTY AND EQUIPMENT:
Buildings and leasehold improvements	836,454	836,454
Equipment	1,922,038	1,922,038
Office equipment	344,657	344,657

	3,103,149	3,103,149
Less accumulated depreciation	2,661,168	2,627,864

	441,981	475,285

OTHER ASSETS:
Available-for-sale securities	2,144	975
Reclamation deposits	1,184,966	1,184,966

	1,187,110	1,185,941

	$2,312,291	$3,203,934

Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Accounts payable	$434,630	$389,973
Payroll and payroll taxes payable	33,551	13,756
Dividends payable	46,401	52,890

Total current liabilities	514,582	456,619

LONG-TERM LIABILITIES:
Asset retirement obligation	534,666	528,250

Total liabilities	1,049,248	984,869

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred shares — no par value, 10,000,000 shares authorized; Series B 6% convertible preferred shares — $1,000 stated value, 3,093 and 3,526 shares issued and outstanding, respectively	3,093,370	3,526,000
Common shares — $0.001 par value, 100,000,000 shares authorized; 30,893,704 and 29,814,040 shares issued and outstanding, respectively	30,894	29,814
Additional paid-in capital	88,486,591	87,949,096
Accumulated deficit	(90,338,791)	(89,275,655)
Accumulated other comprehensive losses	(9,021)	(10,190)

Total stockholders’ equity	1,263,043	2,219,065

	$2,312,291	$3,203,934

See accompanying notes to condensed consolidated financial statements.

Mines Management, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended March 31,
	2016	2015
OPERATING EXPENSES:
General and administrative	$450,257	$551,902
Technical services	302,410	422,958
Depreciation	33,304	27,837
Legal, accounting, and consulting	213,740	465,624
Fees, filing, and licenses	13,868	47,800

Total operating expenses	1,013,579	1,516,121

LOSS FROM OPERATIONS	(1,013,579)	(1,516,121)
OTHER INCOME:
Interest income	574	2,108

NET LOSS	(1,013,005)	(1,514,013)
CUMULATIVE PREFERRED STOCK DIVIDENDS	(50,131)	(52,890)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(1,063,136)	$(1,566,903)

NET LOSS PER SHARE (basic and diluted)	$(0.03)	$(0.05)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (basic and diluted)	30,504,213	29,814,040

See accompanying notes to condensed consolidated financial statements.

Mines Management, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended March 31,
	2016	2015
Net Loss	$(1,013,005)	$(1,514,013)
Adjustment to net unrealized loss on marketable securities	1,169	980

COMPREHENSIVE LOSS	$(1,011,836)	$(1,513,033)

See accompanying notes to condensed consolidated financial statements.

Mines Management, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,013,005)	$(1,514,013)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	75,945	127,800
Depreciation	33,304	27,837
Accretion of asset retirement obligation	6,416	6,046
Changes in assets and liabilities:
Interest receivable	4,053	3,406
Prepaid expenses and deposits	45,651	46,385
Accounts payable	44,657	131,220
Payroll and payroll taxes payable	19,795	15,440

Net cash used in operating activities	(783,184)	(1,155,879)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from sales of common stock	30,000	—
Cumulative preferred stock dividends	(56,620)	(52,890)

Net cash used in financing activities	(26,620)	(52,890)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(809,804)	(1,208,769)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,203,048	3,862,462

CASH AND CASH EQUIVALENTS, END OF PERIOD	$393,244	$2,653,693

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
Accrual of cumulative preferred stock dividends	$46,401	$52,890

Preferred shares converted to common shares	$432,630	$—

See accompanying notes to condensed consolidated financial statements.

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations:

Mines Management, Inc. (the Company) is an Idaho corporation incorporated in 1947. The Company acquires, explores, and develops mineral properties in North America. The Company’s principal mineral property interest, the Montanore Project, is held by its wholly owned subsidiaries, Newhi Inc. and Montanore Minerals Corp. The Company’s properties, including the Montanore property, are currently in the exploration stage; none of its properties are currently in production. The Company continues acquiring various permits for the Montanore Project and is determining its feasibility for development. The Company’s business, operations and financial condition are subject to significant risks and uncertainties, including failing to secure additional funding to continue our business and execute our planned advanced evaluation and delineation drilling program at the Montanore Project.

Summary of Significant Accounting Policies:

These unaudited interim financial statements have been prepared by the Company in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, as well as the instructions to Form 10-Q. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. In the opinion of the Company’s management, all adjustments (consisting solely of normal recurring adjustments) considered necessary for a fair presentation of the interim financial statements have been included.

The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company’s condensed consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of the Company’s consolidated financial position and results of operations. Operating results for the three month period ended March 31, 2016 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2016.

For further information, refer to the consolidated financial statements and notes thereto in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

(a) Going concern

The accompanying condensed consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern and do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The Company is an exploration stage company and has incurred losses since the inception of its exploration stage. The Company does not have sufficient cash to fund normal operations through the end of the second quarter of 2016 without raising additional funds. The Company currently does not have a recurring source of revenue sufficient to fund normal operations and its ability to continue as a going concern is dependent on the Company’s ability to secure sufficient funding for its future exploration and working capital requirements, which may include the sale of its equity or debt securities, borrowing, or the sale of all or part of the Montanore project. There can be no assurance that the Company will succeed in securing additional funding on terms acceptable to the Company or at all, or in generating future profitable operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

(b) Mining properties, exploration and development costs

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized, including payments to acquire mineral rights. Once a feasibility study has been completed and approved by management, and a decision is made to put the ore body into production, expenditures to develop new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on the units of production basis over proven and probable reserves. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

(c) Fair value measurements

The Company discloses the inputs used to develop the fair value measurements for the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as well as the level within the fair value hierarchy in which the fair value measurements in their entirety fall. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact that there is little or no market activity.

(d) Stock compensation

The Company measures and records the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Compensation cost is recognized for awards granted and for awards modified, repurchased or cancelled.

(e) Net loss per share

Basic earnings or loss per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings or loss per share is calculated on the basis of the weighted average number of shares outstanding during the period plus the effect of potential dilutive shares during the period. Potential dilutive shares include outstanding stock options and warrants. For periods in which a net loss is reported, potential dilutive shares are excluded because they are antidilutive. Therefore, basic loss per share is the same as diluted loss per share for the periods ended March 31, 2016 and 2015.

(f) Recent Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. This guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Adoption of this update is expected to affect only the presentation and disclosures of the Company’s consolidated financial statements.

In February 2016, the FASB issued a new standard, Leases (ASC 842). Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than twelve months and to disclose key information about leasing arrangements. This guidance is effective for fiscal years beginning after December 15, 2018. The Company is not able to reasonably estimate the impact on the Company’s consolidated financial statements at this time.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows, and forfeitures. This guidance is effective for years ending after December 31, 2016. The Company is currently assessing the impact, if any, on its consolidated financial statements.

(g) Subsequent events

The Company evaluated events and transactions subsequent to the balance sheet date of March 31, 2016 for potential recognition or disclosure in the condensed consolidated financial statements.

NOTE 2—CERTIFICATE OF DEPOSIT:

The Company has a certificate of deposit in the amount of $1,124,055 pledged as security for a Letter of Credit to the Montana Department of Environmental Quality as a reclamation guarantee for the Montanore expansion evaluation program. This certificate matures on January 3, 2017, bears interest at the rate of 0.15% and renews automatically each year. This certificate of deposit is included with reclamation deposits on the Condensed Consolidated Balance Sheets as of March 31, 2016 and December 31, 2015.

NOTE 3—AVAILABLE-FOR-SALE SECURITIES:

Available-for-sale securities are comprised of common stocks which have been valued using quoted market prices in active markets. The following table summarizes the Company’s available-for-sale securities:

	March 31, 2016	December 31, 2015
Cost	$11,165	$11,165
Unrealized Losses	(9,021)	(10,190)

Fair Market Value	$2,144	$975

NOTE 4—FAIR VALUE MEASUREMENTS:

The following table summarizes the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of March 31, 2016, and the fair value calculation input hierarchy level determined to apply to each asset and liability category. Quoted market prices were used to determine the fair value of available-for-sale securities. The Company has no financial assets or liabilities that are measured at fair value on a nonrecurring basis.

	March 31, 2016	December 31, 2015	Input Hierarchy Level
Assets:
Available-for-sale securities	$2,144	$975	Level 1
Liabilities:
Asset retirement obligation	$534,666	$528,250	Level 3

The following table presents the fair value reconciliation of Level 3 liabilities measured at fair value during the three months ended March 31, 2016 and 2015:

	Asset Retirement Obligation
	2016	2015
Balance January 1	$528,250	$503,279
Accretion expense	6,416	6,046

Balance March 31	$534,666	$509,325

NOTE 5—CONCENTRATION OF CREDIT RISK:

The Company maintains most of its cash and cash equivalents in one financial institution. To date, the Company has not experienced a material loss or lack of access to its invested cash or cash equivalents; however, no assurance can be provided that access to the Company’s invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets. The total uninsured bank deposit balance on the Company’s bank statements was approximately $1,279,000 as of March 31, 2016.

NOTE 6—STOCKHOLDERS’ EQUITY:

Preferred Shares:

During July 2014, the Company sold to one investor 4,000 units consisting of one share of the Company’s Series B convertible preferred stock, no par value, and a warrant to purchase the Company’s common stock, par value $0.001 per share, at a stated value of $1,000 per unit. Each share of Series B convertible preferred stock is immediately convertible into shares of common stock at a conversion rate of approximately 1,271 shares of common stock for each share of Series B convertible preferred stock (equivalent to a conversion price of $0.7866 per share of common stock). The conversion rate is subject to downward adjustment upon the Company issuing or selling shares of the Company’s common stock for a per share price less than the applicable conversion rate. The offering yielded gross proceeds, before offering expenses, of $4.0 million (net proceeds of $3.5 million after deducting placement agent and investor fees and expenses and other offering expenses). The preferred stock has no voting rights but will entitle the holders to receive cumulative dividends at the rate of 6% per annum per share, payable quarterly. The dividends are payable in either cash or common stock at the Company’s discretion. As of March 31, 2016, 906.63 shares of the Series B 6% convertible preferred stock had been converted into 1,152,592 shares of common stock. Upon the occurrence of certain events the Company believes are within its control, the holders of the preferred shares may have the option to redeem or convert them into common shares or increase the dividend rate to 18% per annum.

Warrants: Each warrant is immediately exercisable and allows the holder to purchase approximately 636 shares of the Company’s common stock. The warrants are not listed on a national securities exchange and do not have the rights or privileges of a holder of common stock, including any voting rights, until the holder exercises the warrant. Upon the occurrence of a Fundamental Transaction, as defined in the warrant, the Company or its successor may be required to purchase the unexercised portion of the warrant from the warrant holder. The following table sets forth the exercise price and expiration date of the outstanding common stock purchase warrants as of March 31, 2016.

Number of Warrants	Exercise Price Per Share	Expiration Date
4,000	$ 1.0816	November 30, 2018

Liquidation: Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of the preferred stock are entitled to receive distributions out of the Company’s assets, whether capital or surplus, before any distributions may be made on any other outstanding classes of stock. The amount received by holders of the preferred stock will be equal to the stated value of $1,000 per share of preferred stock plus any accrued and unpaid dividends thereon, and any other fees or liquidated damages then due and owing.

Common Shares:

During 2007, the Company sold 2,500,000 common shares in a private placement to one investor. In connection with the stock sale, the Company entered into a Right of First Refusal agreement (the “ROFR”) which grants a twenty-year right of first proposal and a right to match third-party proposals, to purchase all or any portion of silver mined, produced or recovered by the Company in the State of Montana. The ROFR does not apply to trade sales and spot sales in the ordinary course of business or to forward sales, in each case, for which no upfront payment is received by the Company.

NOTE 7—STOCK OPTIONS:

For a description of the Company’s Equity Incentive Plans, refer to the consolidated financial statements and notes thereto in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015. A summary of the option activity under the Company’s Equity Incentive Plans as of March 31, 2016, and changes during the period then ended, is presented below:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2016	5,107,000	$0.57
Exercised	(784,000)	$0.21
Forfeited or expired	(50,000)	$0.20

Outstanding and exercisable at March 31, 2016	4,273,000	$0.63	2.86	$414,000

The fair value for each option award is estimated at the date of grant using the Black-Scholes option-pricing model. Volatility for the periods presented is based on the historical volatility of the Company’s common shares over the expected life of the option. The risk-free rate for periods within the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The Company does not foresee the payment of dividends in the near term. There were no options granted during the three month periods ended March 31, 2016 and 2015.

During the three months ended March 31, 2016, there were 784,000 stock options exercised with a weighted average exercise price of $0.21 and a total intrinsic value of $99,018. During the three months ended March 31, 2015 there were no stock options exercised.

A summary of the status of the Company’s nonvested options as of March 31, 2016 and changes during the period then ended is presented below:

	Number of Options	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2016	990,000	0.16
Vested	(990,000)	0.16

Nonvested at March 31, 2016	—	—

As of March 31, 2016, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company’s Equity Incentive Plans.

Total compensation costs recognized for stock-based employee compensation awards was $75,945 and $127,800 for the three months ended March 31, 2016 and 2015, respectively. These costs were included in general and administrative expenses and technical services and exploration expenses on the Condensed Consolidated Statements of Operations. Total costs recognized for stock-based compensation awards for services performed by outside parties were $29,400 and $0 during the three months ended March 31, 2016 and 2015, respectively. Cash received from options exercised under all share-based payment arrangements during the three months ended March 31, 2016 and 2015 was $30,000 and $0, respectively.

Appendix A

Execution Copy

Confidential

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MINES MANAGEMENT, INC.

HECLA MINING COMPANY,

and

HL IDAHO CORP.

Dated as of

May 23, 2016

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of May 23, 2016, by and among Mines Management, Inc., an Idaho corporation (the “Company”), Hecla Mining Company, a Delaware corporation (“Parent”), and HL Idaho Corp., an Idaho corporation and a direct wholly-owned Subsidiary (as defined below) of Parent (“Merger Sub”). Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and together as “Parties.”

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has determined that it is in the best interests of the Company and its shareholders, and has declared it advisable, to enter into this Agreement with Parent and Merger Sub providing for the merger (the “Merger”) of Merger Sub with and into the Company in accordance with the Idaho Business Corporation Act, as amended (the “IBCA”), and the Idaho Model Entity Transactions Act, as amended (the “IMETA”), and the Company Board has approved this Agreement, upon the terms and subject to the conditions set forth herein, and has, upon such terms and subject to such conditions, recommended that the shareholders of the Company vote in favor of the approval of this Agreement and the Merger;

WHEREAS, the board of directors of Merger Sub has unanimously approved and declared advisable this Agreement;

WHEREAS, Parent, on its own behalf and as the sole shareholder of Merger Sub, has adopted this Agreement and approved the Merger and the other transactions contemplated hereby;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, Silver Wheaton Corp., a shareholder of the Company, and each of the directors and members of senior management of the Company are entering into a Shareholders Agreement with Parent substantially in the form of Exhibit A attached hereto (the “Shareholders Agreement”); and

WHEREAS, Parent, Merger Sub and the Company wish to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

Article 1

Defined Terms and Interpretation

Section 1.1 Definitions. For purposes of this Agreement, the term:

“Affiliate” shall mean, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), when used with respect to a specific Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble.

“BCA” shall have the meaning set forth in Section 4.19.

“Board and Committee Approval” shall have the meaning set forth in Section 4.3.2.

“Book-Entry Shares” shall have the meaning set forth in Section 3.3.2.

“Business Day” shall mean any day that is not a Saturday, Sunday, or a legal holiday under the Laws of the State of Idaho or the State of Delaware.

“Canadian Securities Laws” shall mean, as applicable, the securities legislation and securities Laws of each of the provinces and territories of Canada and the regulations and rules made thereunder and all published policy statements, blanket orders, notices, directions and rulings issued or adopted by the applicable securities commissions and other securities regulatory authorities in each of such provinces and territories, as now in effect and as they may be promulgated or amended from time to time.

“Capitalization Date” shall have the meaning set forth in Section 4.2.1.

“Certificates” shall have the meaning set forth in Section 3.3.2.

“Charter Documents” shall mean the articles of incorporation (including any certificate of designations), bylaws or like organizational documents, each as amended to date.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble.

“Company Acquisition Agreement” shall have the meaning set forth in Section 6.4.1.

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 6.4.1.

“Company Balance Sheet Date” shall mean December 31, 2015.

“Company Board” shall have the meaning set forth in the Recitals.

“Company Contract” shall have the meaning set forth in Section 4.10.1.

“Company Disclosure Schedule” shall have the meaning set forth in Article 4.

“Company Employee” shall have the meaning set forth in Section 4.9.1.

“Company Employee Plans” shall have the meaning set forth in Section 4.9.1.

“Company Expenses” shall have the meaning set forth in Section 8.4.3.

“Company Financial Statements” shall have the meaning set forth in Section 4.6.2.

“Company IP Agreements” shall mean all licenses, sublicenses, consent to use agreements, covenants not to sue and permissions and other Contracts, including the right to receive royalties or any other consideration, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries is a licensor or licensee; provided that off-the shelf shrinkwrap, clickwrap or similar commercially available non-custom software other than mine modeling, mine planning, resource modeling and related mining software, shall not be considered “Company IP Agreements”.

“Company Leased Premises” shall have the meaning set forth in Section 4.15.1.

“Company Material Adverse Effect” shall mean any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Company Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy or financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; or (d) general conditions in the industries in which the Company and its Subsidiaries operate; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect (other than an effect that is disproportionate solely due to the financial condition of the Company and its Subsidiaries) on the Company and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses.

“Company Owned Properties” shall have the meaning set forth in Section 4.15.1.

“Company Permits” shall mean all licenses, clearances, authorizations and approvals from Governmental Entities owned or held by the Company and its Subsidiaries required to conduct their businesses or to use and occupy each Company Property for the business currently being conducted thereon.

“Company Preferred Stock” shall mean the Company’s Series B 6% Convertible Preferred Stock, no par value with a stated value equal to $1,000 per share.

“Company Properties” shall have the meaning set forth in Section 4.15.1.

“Company Recommendation” shall have the meaning set forth in Section 4.3.2.

“Company Representatives” shall have the meaning set forth in Section 6.3.1.

“Company Securities” shall have the meaning set forth in Section 4.2.2(iii).

“Company Securities Filings” shall have the meaning set forth in Section 4.6.1.

“Company Shareholders’ Meeting” shall have the meaning set forth in Section 6.2.2.

“Company Stock” shall have the meaning set forth in Section 3.1.1.

“Company Stock Option” shall have the meaning set forth in Section 3.2.1.

“Company Stock Plans” shall mean the Mines Management, Inc. 2003 Stock Option Plan, as amended, Mines Management, Inc. 2007 Equity Incentive Plan, and Mines Management, Inc. 2012 Equity Incentive Plan.

“Confidentiality Agreement” shall have the meaning set forth in Section 6.3.2.

“Contract” shall mean any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases or other binding instruments or binding commitments, whether written or oral.

“Effective Time” shall have the meaning set forth in Section 2.3.

“Enforceability Limitations” shall have the meaning set forth in Section 4.3.1.

“Environmental Laws” shall have the meaning set forth in Section 4.12.

“Equity Interest” shall mean any share, capital stock, partnership or membership unit or similar interest in any entity and any option, warrant, right, or security convertible, exchangeable or exercisable therefor.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any Person, any other Person that, together with such first Person, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 3.3.1.

“Exchange Ratio” shall have the meaning set forth in Section 3.1.1.

“Fairness Opinion” shall have the meaning set forth in Section 4.20.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority.

“IBCA” shall have the meaning set forth in the Recitals.

“IMETA” shall have the meaning set forth in the Recitals.

“Indemnified Party” shall have the meaning set forth in Section 6.9.1.

“Insurance Policies” shall have the meaning set forth in Section 4.22.

“Intellectual Property” shall mean all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights; (b) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights; (c) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing; (d) trade secrets and business, technical and know-how information, databases (including assay), data collections, and drawings, including any reports issued by any mining consultant with respect to the Montanore Project and any analytical data relating to the quality assurance / quality control program for drilling at the Montanore Project in support of drill core, sample rejects and sample pulps, and other confidential and proprietary information and all rights therein; (e) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation; and (f) Internet domain name registrations.

“IRS” means the Internal Revenue Service.

“Knowledge” shall mean, when used with respect to an entity, the actual or constructive knowledge of any officer or director, after due inquiry and, when used with respect to an individual, the actual or constructive knowledge of such individual, after due inquiry.

“Law” shall mean any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity.

“Legal Action” shall mean claims, actions, suits, arbitration, proceedings or investigations.

“Liability” shall mean any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, known or unknown, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Liens” shall mean, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever, excluding, to the extent disclosed in Section 4.16.2 of the Company Disclosure Schedule, production royalties, net proceeds or net profits interests, or other payment obligations based on mineral production.

“Maximum Premium” shall have the meaning set forth in Section 6.9.3.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 3.1.1.

“Merger Consideration Closing Value” shall mean (a) the closing price of Parent Common Stock on the NYSE on the trading day immediately preceding the Closing Date, multiplied by (b) the Exchange Ratio.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Millsites” shall have the meaning set forth in Section 4.16.1.

“Mineral Properties” shall have the meaning set forth in Section 4.16.1.

“Mineral Rights” shall mean those mineral and metal concessions, claims, leases, licenses, permits, access rights, development rights and other rights and interests held, under the control of, or used by the Company or its Subsidiaries and necessary to explore for, develop, classify, mine, process or produce minerals, ore or metals for development purposes on the Mineral Properties.

“Montanore Project” shall have the meaning set forth in Section 4.15.2.

“Notice Period” shall have the meaning set forth in Section 6.4.4.

“NYSE” shall mean the New York Stock Exchange.

“NYSE MKT” shall mean the NYSE MKT LLC.

“Option Consent Agreement” shall mean the Option Consent Agreements to be entered into between the Company and the holders of the Company Stock Options pursuant to Section 3.2.1 in a form satisfactory to the Parties.

“Order” shall mean any order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding of any Governmental Entity.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Common Stock” shall mean the common stock, par value $0.25 per share, of Parent.

“Parent Disclosure Schedule” shall have the meaning set forth in Article 5.

“Parent Expenses” shall have the meaning set forth in Section 8.4.1(i).

“Parent Material Adverse Effect” shall mean any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of the Parent and its Subsidiaries, taken as a whole, or (ii) the ability of the Parent to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (i), a Parent Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy or financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; or (d) general conditions in the industries in which the Parent and its Subsidiaries operate.

“Parent Preferred Stock” shall have the meaning set forth in Section 5.2.

“Parent Representatives” shall have the meaning set forth in Section 6.3.1.

“Parent Securities Filings” shall have the meaning set forth in Section 5.10.1.

“Parent Stock Option Plans” shall mean Parent’s 2010 Stock Incentive Plan, as amended, and Parent’s 1995 Option Plan for Non-employee Directors, as amended.

“Parent Stock Options” shall mean options to purchase shares of Parent Common Stock granted under the Parent Stock Option Plans.

“Party” or “Parties” shall have the meaning set forth in the Preamble.

“Patented Claims” shall have the meaning set forth in Section 4.16.1.

“Permitted Liens” shall mean (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, which does not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (f) limitations, exceptions and reservations set forth in the patents to the Patented Claims, (g) statutory rights of third parties to use the surface of the Unpatented Claims, the Millsites and the Tunnel Sites, (h) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation, and (i) Liens arising from that Right of First Refusal Agreement dated November 2, 2007 between the Company and Silver Wheaton Corp.

“Person” shall mean any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term includes a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Property Agreements” shall mean the leases, licenses, options, purchase and sale agreements or other instruments pursuant to which any of the Mineral Properties or Mineral Rights are held.

“Proxy Statement” shall have the meaning set forth in Section 6.2.1.

“Real Property Leases” shall have the meaning set forth in Section 4.15.1.

“Representative” shall have the meaning set forth in Section 6.3.1.

“S-4” shall have the meaning set forth in Section 6.2.1.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended (including the rules and regulations promulgated thereunder).

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder Approval” shall have the meaning set forth in Section 4.3.1.

“Shareholder Rights Plan” shall mean the Rights Agreement, dated June 18, 2009, between Mines Management, Inc. and Computershare Trust Company, N.A.

“Shareholders Agreement” shall the meaning set forth in the Recitals.

“Statement of Merger” shall have the meaning set forth in Section 2.3.

“Stock Merger Exchange Fund” shall have the meaning set forth in Section 3.3.1.

“Subsidiary” or “Subsidiaries” of any Person shall mean any corporation, limited liability company, partnership or other legal entity of which such Person (either alone or through or together with any other Affiliate or Subsidiary thereof) owns, directly or indirectly, a majority of the stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” shall mean a bona fide written Takeover Proposal involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, of greater than 50% of the Company’s consolidated assets or greater than 50% of the outstanding Company Stock, that the Company Board determines in good faith (after consultation with outside legal counsel and an independent financial advisor) is more favorable from a financial point of view to the holders of Company Stock than the transactions contemplated by this Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (d) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Takeover Proposal deemed relevant by the Company Board and (e) any revisions to the terms of this Agreement and the Merger proposed by Parent during the Notice Period set forth in Section 6.4.4.

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Takeover Proposal” shall mean a proposal or offer from, or indication of interest in making a proposal or offer by, any Person (other than Parent and its Subsidiaries, including Merger Sub) relating to any (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any voting Equity Interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 25% or more of the fair market value of the Company’s consolidated assets, (b) direct or indirect acquisition of 25% or more of the voting Equity Interests of the Company, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 25% or more of the voting Equity Interests of the Company, (d) merger, consolidation, other business combination or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person would own 25% or more of the consolidated assets, taken as a whole, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company.

“Tax Return” shall mean any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes (including any information return required under Sections 6055 or 6056 of the Code), including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” shall mean all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, however denominated or computed, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Termination Date” shall have the meaning set forth in Section 8.1(ii)(b).

“Termination Fee” shall have the meaning set forth in Section 8.4.1(i).

“Third Party” shall mean any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) other than the Company, Parent or Merger Sub or any of their Subsidiaries.

“TSX” shall mean the Toronto Stock Exchange.

“Tunnel Sites” shall have the meaning set forth in Section 4.16.1.

“Unpatented Claims” shall have the meaning set forth in Section 4.16.1.

“Voting Debt” shall have the meaning set forth in Section 4.2.3.

“Warrants” shall have the meaning set forth in Section 3.2.2.

Section 1.2 Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:

(a) Unless otherwise indicated, all underlined references to Articles, Sections, Exhibits and Parties are references to articles, sections or subsections, exhibits and parties to this Agreement;

(b) references to any Person include references to such Person’s successors and permitted assigns;

(c) words importing the singular include the plural and vice versa;

(d) words importing one gender include the other gender;

(e) references to months are to calendar months;

(f) the words “include,” “includes” or “including” and words of similar import mean “include, without limitation,” “includes, without limitation,” or “including, without limitation,” regardless of whether any reference to “without limitation” or words of similar import is made;

(g) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(h) references to “$” or “dollars” refer to United States dollars;

(i) a defined term has its defined meaning throughout this Agreement, each Exhibit to this Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule, regardless of whether it appears before or after the place where it is defined;

(j) references to any specific provision of any Law shall also be deemed to be references to any successor provisions or amendments thereof and to any rules or regulations promulgated thereunder;

(k) the word “or” is not exclusive and is used in the inclusive sense of “and/or,” and

(l) the phrase “made available” shall mean (i) provided on a Company datasite accessible by Parent, or (ii) otherwise distributed to Parent.

Article 2

The Merger

Section 2.1 The Merger. At the Effective Time, upon the terms and subject to satisfaction or valid waiver of the conditions set forth in this Agreement, and in accordance with the IBCA and the IMETA, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the corporation surviving the Merger (the “Surviving Corporation”).

Section 2.2 Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place on a day that is a Business Day (a) at the offices of Parent, no later than the second Business Day following the satisfaction of the conditions set forth in Article 7 (other than (i) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (ii) any such conditions that, by their terms, are not capable of being satisfied until the Closing) or (b) at such other place, time and/or date as the Parties may otherwise agree; provided, however, that this Agreement may be terminated pursuant to and in accordance with Section 8.1 such that the Parties shall not be required to effect the Closing. The date upon which the Closing shall occur is referred to herein as the “Closing Date.”

Section 2.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent and Merger Sub shall cause a statement of merger (the “Statement of Merger”) to be executed, acknowledged and filed with the Secretary of State of Idaho in accordance with the relevant provisions of the IMETA and shall make all other filings or recordings required under the IBCA and the IMETA. The Merger will become effective at such time as the Statement of Merger has been duly filed with the Secretary of State of Idaho or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Statement of Merger in accordance with the IMETA (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the IBCA and the IMETA. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, Liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 2.5 Articles of Incorporation; Bylaws. At the Effective Time, the articles of incorporation of the Company (as amended), as in effect on the date hereof, shall be amended in their entirety to read as set forth on Exhibit B hereto, and, as so amended, shall be the articles of incorporation of the Surviving Corporation, until thereafter amended as provided therein and by applicable Law. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable Law.

Section 2.6 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

Article 3

Conversion of Securities; Exchange of Certificates

Section 3.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any of their shareholders, the following shall occur.

Section 3.1.1 Conversion Generally. Each share of common stock of the Company, par value $.001 per share (“Company Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Company Stock to be canceled pursuant to Section 3.1.2), shall be converted into the right to receive 0.2218 (the “Exchange Ratio”) shares of Parent Common Stock (the “Merger Consideration”). All shares of Company Stock that have been converted into the right to receive the Merger Consideration as provided in this Section 3.1.1 shall as of the Effective Time no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Certificate and each Book-Entry Share which immediately prior to the Effective Time represented such shares shall thereafter represent only the right to receive the Merger Consideration therefor in accordance with the terms of this Agreement. Certificates and Book-Entry Shares previously representing shares of Company Stock (other than any shares of Company Stock to be canceled pursuant to Section 3.1.2) shall be exchanged for the Merger Consideration, without interest, upon the surrender of such Certificates or Book-Entry Shares in accordance with the provisions of Section 3.3.

Section 3.1.2 Cancellation of Certain Shares. Each share of Company Stock held (i) by Parent, Merger Sub, any Subsidiary of Parent or Merger Sub, (ii) in the treasury of the Company, or (iii) by any Subsidiary of the Company immediately prior to the Effective Time shall be automatically canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

Section 3.1.3 Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

Section 3.1.4 Change in Shares. If between the date of this Agreement and the Effective Time the outstanding shares of Company Stock, or securities convertible or exchangeable into or exercisable for shares of Company Stock, shall have been changed into a different number of shares or a different class in accordance with this Agreement, by reason of any stock dividend (excluding, for the avoidance of doubt, cash dividends), subdivision, reclassification, recapitalization, split, reverse split, combination, exchange of shares or any other similar transaction, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, exchange of shares or other similar transaction.

Section 3.2 Treatment of Stock Options, Warrants, and Preferred Stock.

Section 3.2.1 Stock Options. At the Effective Time, each option (each, a “Company Stock Option”) to purchase shares of Company Stock granted under the Company Stock Plans that is outstanding immediately prior to the Effective Time (whether or not vested) shall be deemed fully vested and shall be cancelled in exchange for the right to receive shares of Parent Common Stock (without interest, and subject to deduction for any required withholding Tax, with cash being paid in lieu of issuing fractional shares of Parent Common Stock) with a value equal to the product of (i) the excess (if any) of the Merger Consideration Closing Value minus the exercise price per share under such Company Stock Option and (ii) the number of shares subject to such Company Stock Option; provided, however, that (a) if the exercise price per share of any such Company Stock Option is equal to or greater than the Merger Consideration Closing Value, such Company Stock Option shall be cancelled without any payment being made in respect thereof, and (b) at the option of Parent, in lieu of paying all or a portion of the amounts due to a holder of Company Stock Options under this paragraph in shares of Parent Common Stock, Parent may substitute for such shares an equivalent amount in cash, and (c) such holders of Company Stock Options shall have delivered to the Company an executed Option Consent Agreement. For purposes of the preceding sentence, the shares of Parent Common Stock to be issued to holders of Company Stock Options shall be deemed to have a value equal to the closing price of Parent Common Stock on the NYSE on the trading day immediately preceding the Closing Date. Promptly following the Closing Date (and, in any event, within ten Business Days thereof), Parent shall (1) if any shares of Parent Common Stock are being issued to any holder of Company Stock Options, cause Parent’s transfer agent to issue such Parent Common Stock, and (2) if any cash payments are being made to any holder of Company Stock Options, cause the Company to process such payments through its payroll system.

Section 3.2.2 Warrants. At the Effective Time, and in accordance with the terms of each warrant to purchase shares of Company Stock that is listed on Section 4.2.3 of the Company Disclosure Schedule (collectively, the “Warrants”) and that is issued and outstanding immediately prior to the Effective Time, a replacement warrant shall be issued to each holder of a Warrant providing that such replacement warrant shall be exercisable for a number of shares of Parent Common Stock (without interest, and subject to deduction for any required withholding Tax, and no issuance of fractional shares and the number of such shares rounded down) equal to the product of (i) the Exchange Ratio and (ii) the number of shares subject to such Warrant, with an exercise price of $4.8765. From and after the Closing, Parent shall comply with all of the terms and conditions set forth in each such replacement warrant.

Section 3.2.3 Company Preferred Stock. At the Effective Time, and in accordance with the terms of the Company Preferred Stock, replacement preferred stock shall be issued to each holder of Company Preferred Stock that is listed on Section 4.2.3 of the Company Disclosure Schedule and that is issued and outstanding immediately prior to the Effective Time, providing that such replacement preferred stock shall have a conversion price of $3.5464 and contain such other terms as are required by the terms of the Company Preferred Stock. From and after the Closing, Parent shall comply with all of the terms and conditions set forth in such replacement preferred stock.

Section 3.2.4 Termination of Company Stock Plans. Prior to the Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of the applicable Company Stock Plans, obtain any necessary consents, adopt applicable resolutions, amend the terms of the Company Stock Plans or any outstanding awards, and take all other appropriate actions to: (i) give effect to the transactions contemplated in Section 3.2.1; (ii) terminate the Company Stock Plans as of the Effective Time; and (iii) ensure that after the Effective Time, no holder of Company Stock Options, nor any beneficiary thereof, nor any other participant in any Company Stock Plan, shall have any right thereunder to acquire any securities of the Company or to receive any payment or benefit with respect to any award previously granted under the Company Stock Plans, except as provided in Section 3.2.1. As of the Effective Time, all Company Stock Plans shall be terminated and no further awards or other rights shall be granted thereunder.

Section 3.3 Exchange of Certificates.

Section 3.3.1 Exchange Agent. Prior to the Closing Date, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging shares of Company Stock for Merger Consideration. Prior to the Effective Time, Parent shall make available to the Exchange Agent, for the benefit of the holders of shares of Company Stock, shares of Parent Common Stock and, if applicable, cash in an amount equal to the aggregate Merger Consideration to be paid pursuant to this Article 3 (the certificates representing the shares of Parent Common Stock comprising such aggregate Merger Consideration and, if applicable, cash in lieu of fractional shares, being referred to hereinafter as the “Stock Merger Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration out of the Stock Merger Exchange Fund. The Stock Merger Exchange Fund shall not be used for any purpose other than as set forth in this Agreement.

Section 3.3.2 Exchange Procedures. Promptly following the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Stock (the “Certificates”) or of non-certificated shares of Company Stock represented by book-entry (“Book-Entry Shares”) (a) a letter of transmittal in customary form, which shall be subject to the reasonable approval of the Parties prior to the Effective Time, and (b) instructions for use in effecting the surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of Certificates (or affidavits of loss and, if reasonably requested by Parent, appropriate bonds in lieu thereof), or in the case of Book-Entry Shares, upon adherence to the applicable procedures set forth in the letter of transmittal, for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Exchange Agent or pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration, without interest, allocable to such Certificates or Book-Entry Shares, and the Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Stock is presented to the Exchange Agent (or in the case of Book-Entry Shares, upon adherence to the applicable procedures set forth in the letter of transmittal), accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 3.3, each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration allocable to such Certificates or Book-Entry Shares. No dividends or other distributions with respect to Parent Common Stock issued in the Merger having a record date after the Effective Time and payable to the holders of record thereof after the Effective Time will be paid to Persons entitled by reason of the Merger to receive Parent Common Stock until such Persons surrender their Certificates (or in the case of Book-Entry Shares, upon adherence to the applicable procedures set forth in the letter of transmittal) as provided in this Section 3.3.2. Upon such surrender, there shall be paid to the Person in whose name the Merger Consideration is issued any dividends or other distributions having a record date after the Effective Time and payable with respect to such Parent Common Stock between the Effective Time and the time of such surrender. After such surrender, at the appropriate payment date, there shall be paid to the Person in whose name the Merger Consideration is issued any dividends or other distributions on such Parent Common Stock with a payment date after such surrender which shall have a record date after the Effective Time. In no event shall the Persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

Section 3.3.3 Further Rights in Company Stock. All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Stock.

Section 3.3.4 Termination of Stock Exchange Fund. Any portion of the Stock Merger Exchange Fund (including any interest received with respect thereto) which remains undistributed to the holders of Company Stock on the day that is six months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock who have not theretofore complied with this Article 3 shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) for payment of the Merger Consideration, without any interest thereon.

Section 3.3.5 No Liability. Neither the Exchange Agent nor any of the Parties shall be liable to any holder of shares of Company Stock entitled to payment of the Merger Consideration under this Article 3 for any Merger Consideration (including any interest or cash in lieu of fractional shares) from the Stock Merger Exchange Fund properly delivered to a public official pursuant to any abandoned property, escheat or similar Law. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such Parent Common Stock for the account of the Persons entitled thereto.

Section 3.3.6 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in the form required by the Exchange Agent and, if reasonably required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made with respect to such lost, stolen or destroyed Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration without any interest thereon.

Section 3.3.7 Withholding. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Stock such amounts as Parent, the Surviving Corporation, or the Exchange Agent are required to deduct and withhold under the Code, or any applicable provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Corporation, or the Exchange Agent and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Stock in respect of whom such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent, as the case may be.

Section 3.4 Fractional Shares. If a holder of shares of Company Stock is entitled to receive any fractional share of Parent Common Stock based on application of the Exchange Ratio to the total number of shares of Company Stock held by such holder immediately prior to the Effective Time, such holder will be entitled to receive, at Parent’s option, either (i) such fractional share or (ii) cash in lieu of such fractional shares based on the Merger Consideration Closing Value.

Section 3.5 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Stock outstanding on the records of the Company prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book-Entry Shares shall cease to have any rights with respect to the shares of Company Stock represented thereby except as otherwise provided herein or by Law. From and after the Effective Time, any Certificates presented to the Exchange Agent, Parent or the Surviving Corporation for transfer or any other reason shall be cancelled and exchanged for the applicable Merger Consideration as provided in, and in accordance with, this Article 3.

Article 4

Representations and Warranties of the Company

Except as set forth on the Company disclosure schedule delivered by the Company to Parent on the date hereof (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Qualification; Standing and Power; Charter Documents; Minutes; Subsidiaries.

Section 4.1.1 Organization and Qualification; Standing and Power. The Company and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed, or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.1.2 Charter Documents. The Company has delivered or made available to Parent a true and correct copy of the Charter Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents.

Section 4.1.3 Minutes. The Company has made available to Parent true and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting) of all meetings of shareholders, the Company Board and each committee of the Company Board since 2001 and stock record books of the Company and its Subsidiaries. The minute books of the Company and its Subsidiaries contain true, correct and complete records of all meetings of the Company and its Subsidiaries, the Company Board or any Subsidiary board of directors, and any committees of the Company Board or any Subsidiary board of directors, and the shareholders of the Company or any Subsidiary, and no meeting, or action taken by written consent, of the Company Board or committee or shareholders of the Company or any Subsidiary (as applicable) has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company and its Subsidiaries.

Section 4.1.4 Subsidiaries. Section 4.1.4 of the Company Disclosure Schedule lists each of the Subsidiaries of the Company as of the date hereof and its place of incorporation. Except as disclosed on Section 4.1.4 of the Company Disclosure Schedule, the Company, directly or indirectly, owns 100% of the outstanding Equity Interests of each Subsidiary of the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company have been validly issued, were issued free of pre-emptive rights and are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests. Except as disclosed on Section 4.1.4 of the Company Disclosure Schedule and the Equity Interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interests in, any Person.

Section 4.2 Capital Structure.

Section 4.2.1 Capital Stock. The entire authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001 per share, of which 31,743,704 shares are issued and outstanding as of the close of business on May 20, 2016 (the “Capitalization Date”) and no shares are held in treasury and 10,000,000 shares of preferred stock, no par value, of which (i) 40,000 shares are designated as Series A Junior Participating Preferred Stock, no par value, of which no shares are issued and outstanding as of the Capitalization Date and no shares are held in treasury as of the close of business on the Capitalization Date and (ii) 4,000 shares are designated as Series B 6% Convertible Preferred Stock, no par value and stated value equal to $1,000 per share, of which 2,424.76 shares are issued and outstanding as of the Capitalization Date and no shares are held in treasury as of the close of business on the Capitalization Date. All of the outstanding shares of Company Stock and Company Preferred Stock have been duly authorized, are validly issued, fully paid, and nonassessable, and have been issued in compliance with all applicable Laws and are not subject to any pre-emptive rights. Except pursuant to Sections 6.5.3 and 7.2.6, the Company is not a party or subject to any agreement or understanding, and there is no agreement or understanding between any Persons, that affects or relates to the voting or giving of written consents with respect to any securities of the Company or the voting by any director of the Company. No Subsidiary of the Company owns any Company Stock.

Section 4.2.2 Stock Options.

(i) As of the Capitalization Date, an aggregate of 4,273,000 shares of Company Stock were subject to issuance pursuant to Company Stock Options granted under the Company Stock Plans. Section 4.2.2(i) of the Company Disclosure Schedule sets forth a true, correct, and complete list of each outstanding Company Stock Option granted under the Company Stock Plans and (a) the name of the holder of such Company Stock Option, (b) the number of shares of Company Stock subject to such outstanding Company Stock Option, (c) the exercise price of such Company Stock Option, (d) the date on which such Company Stock Option was granted or issued, (e) the applicable vesting schedule and the extent to which such Company Stock Option is vested and exercisable as of the date hereof, and (g) the date on which such Company Stock Option expires. All shares of Company Stock subject to issuance under the Company Stock Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(ii) Each outstanding Company Stock Option was granted under the Company Stock Plans, and each Company Stock Plan (a) was adopted, authorized and approved, and (b) has been operated in compliance with, all applicable Laws and regulations of NYSE MKT and TSX, including in connection with any changes made to the original exercise price of any outstanding or previously exercised Company Stock Option. Any grant of securities or changes in the terms of any prior grants, including with respect to Company Stock Options, was made in compliance with the terms of the relevant Company Stock Plan. The Company Stock Plans, other than the Mines Management, Inc. 2007 Equity Incentive Plan, provide that in the event of a Change of Control or Change in Control (as defined in the applicable Company Stock Plan), the Company has the power to cancel any Company Stock Option that has an exercise price that is less than the per share consideration to be paid under the terms of the Corporate Change transaction, and there are no agreements with any holder of Company Stock Options to the contrary. All Company Stock Options that have a per share exercise price that is less than the Merger Consideration Closing Value will be canceled as of the Closing, and the holders thereof will not be entitled to any Merger Consideration or have any other rights after the Closing with respect to Company Stock Options.

(iii) Except as disclosed on Section 4.2.2(iii) of the Company Disclosure Schedule, other than the Company Stock Options, the Warrants and the Company Preferred Stock, there are no outstanding (a) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt or shares of capital stock of the Company, (b) options, warrants or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company or (c) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case that have been issued by the Company or its Subsidiaries (the items in clauses (a), (b) and (c), together with the capital stock of the Company, being referred to collectively as “Company Securities”). All outstanding shares of Company Stock, all outstanding Company Stock Options, all outstanding Warrants, all outstanding Company Preferred Stock, and all Equity Interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(iv) Other than the Company Preferred Stock and the Warrants, there are no outstanding Contracts requiring the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except with respect to the Shareholder Rights Plan, neither the Company nor any of its Subsidiaries is a party to any voting, shareholder rights or other similar agreement with respect to any Company Securities.

Section 4.2.3 Voting Debt; Warrants; Company Preferred Stock. No bonds, debentures, notes or other indebtedness issued by the Company or any of its Subsidiaries (i) having the right to vote on any matters on which shareholders or equityholders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from the capital stock, voting securities or other ownership interests of the Company or any of its Subsidiaries, are issued or outstanding (collectively, “Voting Debt”). An aggregate of 2,542,588 shares of Company Stock are subject to, and 2,542,588 shares of Company Stock are reserved for issuance upon exercise of, the Warrants, and all such Warrants were granted pursuant to the form of Warrants made available to Parent. Section 4.2.3 of the Company Disclosure Schedule sets forth a true, correct, and complete list of each outstanding Warrant and (a) the name of the holder of such Warrant, (b) the number of shares of Company Stock subject to such outstanding Warrant, (c) the exercise price of such Warrant, (d) the date on which such Warrant was granted or issued, and (e) the date on which such Warrant expires. An aggregate of 3,082,583.27 shares of Company Stock are subject to, and 3,082,583.27 shares of Company Stock are reserved for issuance upon conversion of, the Company Preferred Stock. Section 4.2.3 of the Company Disclosure Schedule sets forth a true, correct, and complete list of each holder of Company Preferred Stock, including the number of shares held by such holder.

Section 4.2.4 Capital Structure Since December 31, 2014. (i) Except as disclosed on Section 4.2.4 of the Company Disclosure Schedule, since December 31, 2014, neither the Company nor any of its Subsidiaries has issued, delivered or sold, or authorized, proposed or agreed to the issuance, delivery, or sale of, any shares of the capital stock or stock incentives of the Company or any of its Subsidiaries (other than (i) Equity Interests of the Company pursuant to the terms of a Company Stock Plan or (ii) upon the exercise, conversion or exchange of any Equity Interests issued and outstanding on December 31, 2014), or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of the capital stock of the Company or any of its Subsidiaries.

Section 4.3 Authority.

Section 4.3.1 Company Authorization. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than (a) the affirmative vote of holders of a majority of the outstanding shares of (i) Company Stock and (ii) if and to the extent required under the IBCA and/or the Charter Documents of the Company, Company Preferred Stock, in each case voting as a separate class to approve this Agreement and the Merger at a validly called meeting with a quorum present (the “Shareholder Approval”) and (b) the filing of the Statement of Merger with the Secretary of State of Idaho in accordance with the IMETA. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming this Agreement is a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to the effect of bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or remedies and the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), and the discretion of the court before which a proceeding is brought (the “Enforceability Limitations”).

Section 4.3.2 Board Action. Subject to Section 6.4, the Company Board and an independent committee of the Company Board, by resolutions duly adopted at meetings duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, have unanimously, as of the date hereof, (i) determined that this Agreement and the transactions provided for herein are fair to and in the best interest of the Company and the holders of Company Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and (iii) resolved to recommend in accordance with applicable Law that the holders of Company Stock vote in favor of the approval of this Agreement and the Merger (the “Company Recommendation”) and directed that such matter be submitted for consideration of the shareholders of the Company at the Company Shareholders Meeting (the “Board and Committee Approval”).

Section 4.4 No Conflict; Required Filings and Consents.

Section 4.4.1 No Conflict. The execution, delivery and performance by the Company of this Agreement do not, and the consummation by the Company of the transactions contemplated hereby will not, assuming the Shareholder Approval is obtained, (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries, (ii) assuming that all consents, approvals and authorizations described in Section 4.4.2 have been obtained prior to the Effective Time and all filings and notifications described in Section 4.4.2 have been made and any waiting periods thereunder have terminated or expired prior to the Effective Time, conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound, (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, suspension, revocation, amendment, acceleration or cancellation of, or result in the creation of any Liens on any property or asset of the Company, other than Permitted Liens, pursuant to, any Contract to which the Company is a party or by which any of its properties or assets are bound, or (iv) require any consent or approval from the NYSE MKT, TSX, or other stock exchange, except where the failure to be in compliance with the foregoing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4.2 Consents. The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the transactions contemplated hereby will not, require the Company to obtain any consent, approval or authorization of, or make any filing with or notification to, any Governmental Entity, except (i) under the Exchange Act (including the filing of the Proxy Statement and the S-4) and any applicable state securities, takeover or “blue sky” Laws, (ii) the filing and recordation of the Statement of Merger or other documents as required by the IBCA or the IMETA, and (iii) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications, would not individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.

Section 4.5 Compliance with Laws; Permits.

Section 4.5.1 Compliance with Laws. The Company and each of its Subsidiaries is and, since January 1, 2011, has been, in material compliance with all Laws and Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound. Since January 1, 2011, no Governmental Entity has issued any notice or notification stating that the Company or any of its Subsidiaries is not in material compliance with any Law.

Section 4.5.2 Permits. Section 4.5.2 of the Company Disclosure Schedule sets forth a true, correct and complete list of all the Company Permits. The Company and its Subsidiaries hold, to the extent legally required to operate their respective businesses, all Company Permits. No suspension or cancellation of any Company Permits is pending or, to the Knowledge of the Company, threatened. The Company and each of its Subsidiaries are and have been in material compliance with the terms of all Company Permits. Neither the transactions contemplated by this Agreement, nor to the Company’s Knowledge, any other event has occurred that, with or without notice or lapse of time or both, would or would reasonably be expected to result in the revocation, suspension, cancellation, lapse or limitation of any Company Permits.

Section 4.6 Securities Filings; Financial Statements.

Section 4.6.1 Company Securities Filings. The Company has timely filed or furnished, as applicable, all reports, prospectuses, schedules, forms, statements or other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it under Securities Act, the Exchange Act, or Canadian Securities Laws, as the case may be, since January 1, 2011 (collectively, the “Company Securities Filings”). Each Company Securities Filing (i) as of its date, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, or Canadian Securities Laws, as the case may be, as in effect on the date so filed, (ii) did not, at the time it was filed (or, if subsequently amended or supplemented, at the time of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (iii) included, in the case of those which contain annual financial statements, annual financial statements that have been audited by an independent certified public accounting firm. The Company has not received any comments from the staff of the SEC with respect to any Company Securities Filings that have not been resolved and that have not been made available on EDGAR. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC or any Canadian securities regulatory authority.

Section 4.6.2 Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) of the Company contained in the Company Securities Filings (collectively, the “Company Financial Statements”) (i) comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly present the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

Section 4.6.3 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liability in excess of $25,000 except for those (i) that were incurred since the Company Balance Sheet Date in the ordinary course of business, consistent with past practice, and which are disclosed on Section 4.6.3 of the Company Disclosure Schedule, (ii) that were expressly contemplated under this Agreement, or (iii) that were disclosed or reserved against in the Company Financial Statements (including the notes thereto) included in Company Securities Filings filed prior to May 13, 2016.

Section 4.6.4 Internal Controls. The Company and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s Financial Statements.

Section 4.6.5 Disclosure Controls and Procedures. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports. The Company has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board and on Section 4.6.5 of the Company Disclosure Schedule (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

Section 4.6.6 Off-Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company Securities Filings.

Section 4.6.7 Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company Securities Filings, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries. Except as set forth on

Section 4.6.7 of the Company Disclosure Schedule, the Company is otherwise in material compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NYSE MKT and the TSX. The Company has complied, and is currently in compliance, with (i) that certain letter agreement, dated March 31, 2016, from NYSE MKT to the Company and (ii) those certain letter agreements, dated September 21, 2015 and January 14, 2016 to the extent any provisions remain applicable to the Company, in each case of clauses (i) and (ii), regarding the Company’s plan of compliance with Sections 1003(a)(i)-(iv) of the NYSE MKT Company Guide.

Section 4.7 Affiliate Transactions. Except as set forth on Section 4.7 of the Company Disclosure Schedule, no executive officer or director of the Company or any of its Subsidiaries or any Person who beneficially owns five percent or more of the Company Stock (or any of such person’s immediate family members or Affiliates or associates) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective assets, rights, or properties or has any interest in any property owned by the Company or its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 24 months.

Section 4.8 Absence of Certain Changes. Except as set forth on Section 4.8 of the Company Disclosure Schedule and except for the transactions contemplated hereby or related hereto, since December 31, 2015 the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business, and there has not been or occurred: (i) any Company Material Adverse Effect or any event, condition, change or effect that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or, (ii) any event, condition, action or effect that, if taken during the period from the date hereof through the Effective Time, would constitute a breach of Section 6.1.

Section 4.9 Employees and Benefits.

Section 4.9.1 Schedule. Section 4.9.1 of the Company Disclosure Schedule contains a true, correct, and complete list of each plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, including each employment, severance, retention, change in control or consulting plan, program arrangement or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its ERISA Affiliates for the benefit of any current or former employee, independent contractor, consultant or director of the Company or any of its ERISA Affiliates (each, a “Company Employee”), or with respect to which the Company or any of its ERISA Affiliates has or could reasonably be expected to have any material Liability (collectively, the “Company Employee Plans”).

Section 4.9.2 Documents. The Company has made available to Parent true, correct, and complete copies (or, if a plan is not written, a written description) of all Company Employee Plans and amendments thereto in each case that are in effect as of the date hereof, and, to the extent applicable, (i) all related trust agreements, funding arrangements and insurance contracts now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise, (ii) the most recent determination or opinion letter received regarding the tax-qualified status of each Company Employee Plan that is a qualified retirement plan under the Code, (iii) the most recent financial statements for each Company Employee Plan for which financial statements are required, (iv) the Form 5500 Annual Returns/Reports for the three most recent plan years for each Company Employee Plan that is an ERISA plan subject to Form 5500 filing requirements, (v) the current summary plan description for each Company Employee Plan that is an ERISA plan, (vi) the most recent actuarial valuation reports related to any Company Employee Plans for which actuarial valuation reports are required, and (vii) all coverage, nondiscrimination, top-heavy and Code Section 415 tests performed with respect to any Company Employee Plans subject to such requirements for the last three years.

Section 4.9.3 Employee Plan Compliance. (i) Each Company Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws, including ERISA and the Code; (ii) all the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received timely determination or opinion letters from the IRS, and no such determination or opinion letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened, and to the Knowledge of the Company no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code; (iii) the Company and its ERISA Affiliates, where applicable, have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan and applicable Law, and all benefits accrued under any unfunded Company Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP; (iv) except to the extent limited by applicable Law, each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Parent, the Company or any of its Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder); (v) there are no audits, inquiries or Legal Actions pending or, to the Knowledge of the Company, threatened by the IRS or the U.S. Department of Labor, or any similar Governmental Entity with respect to any Company Employee Plan; (vi) there are no Legal Actions pending, or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan (in each case, other than routine claims for benefits); (vii) to the Knowledge of the Company, neither the Company nor any ERISA Affiliate of the Company has engaged in a transaction that could subject the Company or any ERISA Affiliate to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA; and (viii) neither the Company nor any of its ERISA Affiliates has been, and, to the Knowledge of the Company, neither the Company nor any of its ERISA Affiliates reasonably expect to be, subject to an employer shared responsibility payment under Section 4980H of the Code.

Section 4.9.4 ERISA Liability. Neither the Company nor any ERISA Affiliate of the Company has incurred or reasonably expects to incur, either directly or indirectly, any Liability under Title I or Title IV of ERISA, or related provisions of the Code or foreign Law or regulations relating to employee benefit plans. Neither the Company nor any ERISA Affiliate of the Company has sponsored or contributed to or been required to contribute to a multiemployer pension plan (as defined in Section 3(37) of ERISA) or other defined benefit plan subject to Title IV of ERISA at any time.

Section 4.9.5 Certain Company Employee Plans. No Company Employee Plan is a multiemployer plan (as defined in Section 3(37) of ERISA), a multiple employer plan (as defined in Section 4063 or Section 4064 of ERISA or Section 413 of the Code), an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, a defined benefit plan (as defined in Section 3(35) of ERISA), or a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA).

Section 4.9.6 No Post-Employment Obligations. No Company Employee Plan provides post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither the Company nor any ERISA Affiliate of the Company has any Liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any Company Employee (either individually or to Company Employees as a group) or any other person that such Company Employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by COBRA or other applicable Law.

Section 4.9.7 Examination and Audit. No Company Employee Plan has been, within the three years prior to the date hereof, the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

Section 4.9.8 Section 409A Compliance. Each Company Employee Plan that is subject to Section 409A of the Code has been operated in compliance with such section and all applicable regulatory guidance (including proposed regulations, notices, rulings, and final regulations).

Section 4.9.9 Group Health Plan Compliance. Each of the Company and its ERISA Affiliates complies in all respects with the applicable requirements of COBRA, the Patient Protection and Affordable Care Act of 2010, as amended, and the Health Insurance Portability and Accountability Act of 1996, as amended, or any similar state, foreign or local Law with respect to each Company Employee Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state, foreign or local Law.

Section 4.9.10 Effect of Transaction. Except as set forth on Section 4.9.10 of the Company Disclosure Schedule, neither the execution of this Agreement, the consummation of the Merger, nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, employee, contractor or consultant of the Company to severance pay or any other payment other than the severance payments or other amounts set forth on Section 4.9.10 of the Company Disclosure Schedule; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of, compensation due to any such individual; (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Employee Plan; (iv) increase the amount payable or result in any other obligation pursuant to any Company Employee Plan; or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code. The Company has made available to Parent true, correct and complete copies of any Code Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated by this Agreement. Except as set forth on Section 4.9.10 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is party to an agreement or arrangement with any Person (i) which requires the Company or any of its Subsidiaries to pay a tax gross-up under Sections 409A, 280G or 4999 of the Code or (ii) that has resulted or would result, whether as a result of the Merger or the other transactions contemplated by this Agreement, separately or in the aggregate (either alone or together with any other event, including, any termination of employment) in the payment of (A) any “excess parachute payment” within the meaning of Code Section 280G or (B) any amount that will not be fully deductible as a result of Code Section 162(m).

Section 4.9.11 Employment Law Matters. The Company and each of its Subsidiaries is in material compliance with all applicable Laws and agreements (i) respecting hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee health and safety, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll Taxes, and immigration with respect to Company Employees and contingent workers; and (ii) relating to the relations between it and any labor organization, trade union, work council or other body representing Company Employees.

Section 4.9.12 Labor. Neither the Company nor any of its Subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council or trade union with respect to any of its or their operations. There are no Legal Actions, government investigations, or labor grievances pending, or, to the Knowledge of the Company, threatened relating to any employment related matter involving any Company Employee or applicant, including charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 Material Contracts.

Section 4.10.1 Contracts. Set forth in Section 4.10 of the Company Disclosure Schedule is a true, correct, and complete list of all of the following Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound:

(i) any Contract that, as of the date hereof, is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), whether or not filed by the Company with the SEC;

(ii) any Contract with respect to (i) any joint venture, partnership, or similar arrangements that are material to the Company or its Subsidiaries taken as a whole, or (ii) the purchase of any Equity Interest in any other entity;

(iii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, other than accounts receivables and payables;

(iv) any Contract relating to any lease or pending acquisition or disposition, directly or indirectly (by merger or otherwise), by the Company or its Subsidiaries of properties or assets, including any Real Property Leases;

(v) any Contract which purports to limit in any material respect the right of the Company or any of its Subsidiaries (or, at any time after the consummation of the Merger, Parent or any of its Subsidiaries) (x) to engage in any line of business, or (y) to compete with any Person or operate in any geographical location;

(vi) any employment or consulting agreement, Contract or commitment (in each case with respect to which the Company or any of its Subsidiaries has continuing obligations) with any officer, director, or employee of the Company or any of its Subsidiaries;

(vii) any Contract providing for indemnification or any guaranty by the Company or any Subsidiary thereof;

(viii) any Contract that contains any provision that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole;

(ix) any Contract that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party or upon consummation of the Merger will obligate Parent, the Surviving Corporation or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis with any third party;

(x) any Contract the performance of which will involve consideration in excess of $50,000 in the aggregate;

(xi) any Company IP Agreement;

(xii) any Contract that relates to any interest in any real property, mining claim, mineral interest, or operating business, including any (A) Property Agreements and any environmental claim or remediation obligation relating thereto and (B) any Contract with any consultants or advisors, including with respect to the Montanore Project;

(xiii) any Contracts, including the Property Agreements, that provide for any royalty, participation, streaming, net smelter royalty/return/receipt, right of first refusal, right to match, earn-in right, or similar arrangement; or

(xiv) any Contract that is not otherwise described in clauses (i)-(xiii) above that is material to the Company and its Subsidiaries, taken as a whole.

Each Contract of the type described in this Section 4.10.1 is referred to herein as a “Company Contract.” The Company has made available to Parent true, correct, and complete copies of all Company Contracts, including any amendments thereto.

Section 4.10.2 Binding Obligations. (i) All the Company Contracts are valid and binding on the Company or its applicable Subsidiary and, to the Knowledge of the Company, the other party thereto, enforceable against it in accordance with its terms, and are in full force and effect, (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party has violated any provision of, or failed to perform any obligation required under the provisions of, any Company Contract, and (iii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party is in breach, or has received written notice of breach, of any Company Contract.

Section 4.11 Litigation. Except as set forth on Section 4.11 of the Company Disclosure Schedule, (i) there are no Legal Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of the Company, any executive officer or director of the Company or any of its Subsidiaries in their capacities as such and (ii) neither the Company nor any of its Subsidiaries is subject to any outstanding Order. There are no SEC or Canadian securities regulatory authority inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.

Section 4.12 Environmental Matters. The Company and its Subsidiaries are, and have been, in material compliance with all applicable Laws relating to the protection of the environment or to occupational health and safety (“Environmental Laws”), which compliance includes the possession, maintenance of, compliance with, or application for, all permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries as currently conducted, and to lease, own, use and operate its properties (including the Company Properties) and assets as they are currently used and operated. There has been no release of any waste, material or substance defined as a “hazardous substance,” “hazardous material,” or “hazardous waste” under any applicable Environmental Law into the environment as a result of the operations or activities of the Company or its Subsidiaries at any of the Company Properties or any properties formerly owned or operated by the Company or its Subsidiaries, in each case that could reasonably be expected to result in any Liability to the Company or any of its Subsidiaries under any Environmental Law. Neither the Company nor any of its Subsidiaries has received written notice of and there is no Legal Action pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any Order or written agreement by or with any Governmental Entity or third party imposing any Liability or obligation with respect to any of the foregoing.

Section 4.13 Intellectual Property. Section 4.13 of the Company Disclosure Schedule sets forth a true, correct, and complete list of all Intellectual Property owned by the Company or any of its Subsidiaries that is, or would reasonably be considered to be, material to the Montanore Project or that a prudent person operating the Montanore Project would find important. The Company or one of its Subsidiaries owns (free and clear of any Liens), or possesses valid rights to use, all Intellectual Property necessary to conduct the business of the Company as it is currently conducted, and to lease, own, use and operate its properties (including the Company Properties) and assets as currently leased and operated. To the Company’s Knowledge, no Third Party is currently infringing or misappropriating any material Intellectual Property owned by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has infringed or misappropriated any Intellectual Property of any Third Party or received any material written claim of infringement or misappropriation of any Intellectual Property of any Third Party.

Section 4.14 Taxes.

Section 4.14.1 Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by them. Such Tax Returns are true, complete and correct in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Company’s financial statements (in accordance with GAAP). The Company’s most recent financial statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes since the date of the Company’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

Section 4.14.2 Availability of Tax Returns. The Company has made available to Parent true, correct, and complete copies of all federal, state, local and foreign income, franchise and other material Tax Returns filed by or on behalf of the Company or its Subsidiaries for any Tax period ending after January 1, 2011.

Section 4.14.3 Withholding. The Company and each of its Subsidiaries have withheld and paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any Company Employee, independent contractor, creditor, customer, shareholder or other party, and materially complied with all information reporting and backup withholding provisions of applicable Law.

Section 4.14.4 Liens. There are no Liens for material Taxes upon the assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in the Company’s financial statements.

Section 4.14.5 Tax Deficiencies and Audits. No deficiency for any material amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against the Company or any of its Subsidiaries remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of the Company or any of its Subsidiaries.

Section 4.14.6 Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction. None of the Company or its Subsidiaries is subject to Tax in any jurisdiction other than its place of incorporation by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that jurisdiction.

Section 4.14.7 Consolidated Groups, Transferee Liability and Tax Agreements. Neither the Company nor any of its Subsidiaries (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis, (ii) has any material Liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, by Contract, or otherwise, or (iii) is a party to, bound by or has any material Liability under any Tax sharing, allocation or indemnification agreement or arrangement.

Section 4.14.8 Change in Accounting Method. Neither the Company nor any of its Subsidiaries has agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise.

Section 4.14.9 Post-Closing Tax Items. The Company and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, or (iv) intercompany transactions occurring at or prior to the Closing or any excess loss account in existence at Closing described in Treasury Regulations under Section 1502 of the Code (or any comparable provision of state, local or foreign Tax Laws), or (v) election under Section 108(i) of the Code.

Section 4.14.10 Ownership Changes. Without regard to this Agreement, neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382 of the Code.

Section 4.14.11 Publicly Traded Status. All of the outstanding shares of Company Stock are currently regularly traded on the NYSE MKT within the meaning of Treasury Regulation Section 1.1445-2(c)(2), including any shares issued in a private placement, and are listed and posted for trading on the TSX.

Section 4.14.12 Section 355. Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

Section 4.14.13 Reportable Transactions. Neither the Company nor any of its Subsidiaries has been a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

Section 4.14.14 Section 280G or Section 162(m) Payments. There is no Contract covering any individual or entity treated as an individual that, individually or collectively, could give rise to the payment by the Company, Merger Sub or Parent of any material amount that would not be deductible by reason of Sections 280G or 162(m) of the Code.

Section 4.15 Real Estate and Personal Property.

Section 4.15.1 Real Estate. Section 4.15 of the Company Disclosure Schedule sets forth a true, correct, and complete list of all of the real property owned or leased by the Company and its Subsidiaries, other than the Patented Claims, the Unpatented Claims, the Millsites and the Tunnel Sites. The Company or one or more of its Subsidiaries has good and marketable fee simple title to all of its owned real property disclosed or required to be disclosed on Section 4.15 of the Company Disclosure Schedule (the “Company Owned Properties”), and the Company and each of its Subsidiaries has a valid and subsisting leasehold estate in all of its leased real property disclosed or required to be disclosed on Section 4.15 of the Company Disclosure Schedule (the “Company Leased Premises,” and together with the Company Owned Properties, the “Company Properties”), in each case free and clear of all Liens other than Permitted Liens. Neither the Company nor any of its Subsidiaries (i) currently lease all or any part of the Company Owned Properties or (ii) has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Company Owned Properties. With respect to the Company Leased Premises, (a) all leases under which the Company or one of its Subsidiaries leases any Company Leased Premises (the “Real Property Leases”) are valid and in full force and effect and constitute binding obligations of the Company or one of its Subsidiaries and the counterparties thereto, in accordance with their respective terms, (b) there is not any existing default by the Company or any of its Subsidiaries under any of the Real Property Leases that would give the lessor under such Real Property Lease the right to terminate such Real Property Lease or amend or modify such Real Property Lease in a manner adverse to the Company, and (c) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Real Property Lease. Neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated or otherwise transferred any Real Property Lease nor has the Company or any of its Subsidiaries entered into with any other Person (other than another wholly-owned Subsidiary of the Company) any sublease, license or other agreement that is material to the Company and its Subsidiaries, taken as a whole, and that relates to the use or occupancy of all or any portion of the Company Leased Premises. True, correct, and complete copies of all Real Property Leases, and, with respect to the Company Owned Properties, true, correct, and complete copies of all deeds, title insurance policies, and surveys have been delivered or otherwise made available to Parent by the Company.

Section 4.15.2 Personal Property. The Company and each of its Subsidiaries has good title to, or a valid and binding leasehold interest in, all the personal property owned or used by it, free and clear of all Liens other than Permitted Liens, and such property includes drill core, sample rejects and sample pulps relating to the Montanore Project, the computers, servers, hard drives, thumb drives, DVDs/CDs or other media that contain Intellectual Property or other information relating to the Montanore Project and is sufficient for the Company and its Subsidiaries to conduct their business, including the Montanore Project, as presently conducted and will be sufficient for Parent to conduct the business of the Company and its Subsidiaries, including the Montanore Project, after Closing. The “Montanore Project” means the proposed development by the Company and its Subsidiaries of the 10 patented mining claims and 861 unpatented mining claims, Millsites and Tunnel Sites owned by the Company or one or more of its Subsidiaries located in Sanders and Lincoln Counties in northwest Montana.

Section 4.16 Mineral Properties and Mineral Rights.

Section 4.16.1 Mineral Properties. Section 4.16.1 of the Company Disclosure Schedule sets forth a true, correct, and complete list of all patented mining claims (“Patented Claims”), unpatented mining claims (“Unpatented Claims”), unpatented millsites (“Millsites”) and tunnel sites (“Tunnel Sites;” together with the Patented Claims, the Unpatented Claims and the Millsites, collectively, the “Mineral Properties”) held by the Company or any of its Subsidiaries and identifies which entity holds each such claim or site.

Section 4.16.2 Mineral Properties and Mineral Rights. With respect to the Mineral Properties and Mineral Rights:

(i) except as set forth on Section 4.16.2 of the Company Disclosure Schedule, and except with respect to any of the Millsites and the Tunnel Sites, the Company or one of its Subsidiaries has the exclusive right to develop the minerals that are locatable under the Mining Law of 1872, as amended, located in, on or under such Mineral Properties and Mineral Rights;

(ii) except as set forth on Section 4.16.2 of the Company Disclosure Schedule, the Unpatented Claims and Millsites were properly laid out, monumented and the monuments of location for the mining claims are on federal public land open for mineral claim staking;

(iii) for each of the Unpatented Claims, Millsites and Tunnel Sites, location notices, certificates and mining claim maps were properly recorded and filed with all appropriate Governmental Entities;

(iv) all assessment work has been performed, or fee payments in lieu thereof made, as required to hold the Unpatented Claims, the Millsites and the Tunnel Sites through the assessment year ending September 1, 2016;

(v) all affidavits of assessment work and other filings required to maintain the Unpatented Claims, the Millsites and the Tunnel Sites in good standing have been properly and timely recorded or filed with appropriate Governmental Entities;

(vi) except as set forth on Section 4.16.2 of the Company Disclosure Schedule, the Company or one of its Subsidiaries has all surface and access rights, including as applicable fee simple estates, leases, easements, rights of way and permits, or licenses from landowners or Governmental Entities, permitting the use of land by the Company or its Subsidiaries, and other interests that are required for the current state of exploiting the development potential of the Mineral Properties and the Mineral Rights, and no third party or group holds any such rights that would be required to conduct mineral exploration and drilling activities on any of the Mineral Properties;

(vii) except as set forth on Section 4.16.2 of the Company Disclosure Schedule, there are no conflicting patented or unpatented claims owned by third parties which overlay with any of the Mineral Properties;

(viii) there are no outstanding payment obligations due pursuant to the Property Agreements, and any and all payment obligations have been satisfied as of the date hereof;

(ix) except as set forth on Section 4.16.2 of the Company Disclosure Schedule, there are no existing mineral production royalties, net smelter royalties/returns/receipts, net profits or net proceeds interests or other payments of any kind which are payable with respect to the Mineral Properties, Mineral Rights, or any ores, minerals and mineral resources or anything else of value that may be mined and produced from the Mineral Properties;

(x) neither the Company nor any of its Subsidiaries is party to any, and to the Knowledge of the Company, there is no, existing oral or written agreement of any kind which does or could have any adverse impact whatsoever on record or possessory title to the mineral estate of the Mineral Properties, the Mineral Rights, or the access to, exploration, development or mining of same;

(xi) other than the terms and conditions of the Company Permits and pursuant to applicable Law, there are no existing restrictions which would have any adverse effect on the right to explore, develop and mine mineral substances from the Mineral Properties; and

(xii) there are no options, back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which could affect Parent’s or the Surviving Corporation’s or any of its Subsidiaries’ interest in the Mineral Properties or Mineral Rights after the Closing. There are no restrictions on the ability of the Company or its Subsidiaries to use, transfer or exploit the Mineral Properties or Mineral Rights, except pursuant to applicable Law and the terms and conditions of the Company Permits.

The Company makes no representation or warranty that any of the Unpatented Claims contains a discovery of valuable minerals, or as to the adequacy of its use of any of the Millsites.

Section 4.16.3 Encumbrances. The Mineral Properties and Mineral Rights are free and clear of all Liens (other than Permitted Liens) and include all mineral concessions, claims, leases, licenses, permits, access rights, water rights, and other rights and interest necessary to explore for minerals, ores, or metals without any Liability to pay any commission, royalty, license fee, net smelter royalty/return/receipt, or any similar payment to any Person and to use or transfer the Mineral Properties pursuant to applicable Law, except for Company Permits from Governmental Entities to develop, mine or produce minerals, ores or metals from the Mineral Properties.

Section 4.16.4 Information. The Company has made available to Parent all information and data pertaining to the Mineral Properties and Mineral Rights in its possession or Knowledge, including plans of operation; notices of intent; Company Permits, including those related to exploration drilling, pad and road construction; mining exploration; land and survey records; the existence of minerals within the Mineral Properties, including relevant reserve and resource estimates; metallurgical testwork and sampling data; drill data and assay results; the Property Agreements; any reclamation and bond release information; information related to wetlands and grizzly bear mitigation lands requirements related to the Montanore Project, including confidential lists from the U.S. Forest Service, State of Montana and U.S. Fish and Wildlife Service identifying priority habitat and mitigation credit for each, any agreements or commitments to acquire any of the identified property, and wetland mitigation land requirements and commitments to acquire; and all information concerning record, possessory, legal or equitable title to the Mineral Properties and Mineral Rights which is within its possession or control.

Section 4.16.5 Mineral Reserves. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources publicly disclosed by the Company have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practices, and all applicable Laws. The information provided by the Company to the “qualified persons” (as defined in Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects) in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Company from the amounts so disclosed.

Section 4.17 Proxy Statement; S-4. The Proxy Statement shall not at the time of the mailing of the Proxy Statement to the holders of Company Stock and Company Preferred Stock, at the time of the Company Shareholders’ Meeting, or at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to information supplied by or related to, or the sufficiency of disclosures related to, Parent, Merger Sub or any Parent Representative. The Proxy Statement shall comply as to form in all material respects with the requirements of the Exchange Act. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the S-4 will, at the time the S-4 is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to information supplied by Parent, Parent’s Subsidiaries, or any Parent Representative.

Section 4.18 Brokers. Except as disclosed on Section 4.18 of the Company Disclosure Schedule, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

Section 4.19 Takeover Statutes; Appraisal Rights. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including the Business Combination Act of the State of Idaho (the “BCA”)) enacted under any federal, state, local or foreign Laws applicable to the Company is applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement. The Company Board has taken all actions so that the restrictions contained in the BCA applicable to a “business combination” (as defined in the BCA) will not apply to, and that a “triggering event” shall not be deemed to have occurred under the Shareholder Rights Plan as a result of, the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby. No holder of shares of Company Stock or Company Preferred Stock shall be entitled to appraisal, dissenter or similar rights under any Law, including the IBCA, or any of the Company’s Charter Documents as a result of the Merger or any of the transactions contemplated in this Agreement.

Section 4.20 Fairness Opinion. The Company has received the opinion of an independent financial advisor (and, if it is in writing, has provided a copy of such opinion to Parent) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Stock (the “Fairness Opinion”), and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 4.21 Access to Information; Disclaimer. The Company acknowledges and agrees that it (a) has had an opportunity to discuss the business of Parent with the management of Parent, (b) has had reasonable access to the books and records of Parent for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from the management of Parent, and (d) has conducted its own independent investigation of Parent, its businesses and the Merger and the other transactions contemplated hereby, and the Company has not relied on any representation, warranty or other statement by any Person on behalf of Parent or Merger Sub, other than the representations and warranties of Parent and Merger Sub expressly contained in Article 5.

Section 4.22 Insurance. Section 4.22 of the Company Disclosure Schedule sets forth a true and complete list of all current policies or binders of reclamation, fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Company and its Subsidiaries and relating to the assets, business, operations, employees, officers and directors of the Company (collectively, the “Insurance Policies”), and true and complete copies of such Insurance Policies have been made available to Parent. The Insurance Policies are in full force and effect and shall remain in full force and effect following the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. The Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company. All such Insurance Policies (a) are valid and binding in accordance with their terms; (b) are provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. There are no claims related to the business of the Company or its Subsidiaries pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Neither the Company nor any of its Subsidiaries is in default under, and none of them has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. The Insurance Policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Company and are sufficient for compliance with all applicable Laws and Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound.

Section 4.23 Representations. The representations and warranties of the Company contained in this Agreement (including the Company Disclosure Schedule and all other certificates and instruments delivered pursuant to this Agreement), are true and correct, and do not omit to state any fact necessary in order to make any statement contained herein or therein not false or misleading.

Article 5

Representations and Warranties of Parent and Merger Sub

Except as set forth on the Parent disclosure schedule delivered by Parent to the Company on the date hereof (the “Parent Disclosure Schedule”), Parent and Merger Sub each represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification; Charter Documents.

Section 5.1.1 Organization and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, and has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as now conducted, and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Idaho, and has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.1.2 Charter Documents. Parent has delivered or made available to the Company a true and correct copy of the Charter Documents of Parent and Merger Sub. Neither Parent nor Merger Sub is in violation of any of the provisions of its Charter Documents.

Section 5.1.3 Reporting Status. Parent is and has been a “reporting issuer” and not on the list of reporting issuers in default under Canadian Securities Laws for at least the four months preceding the date of this Agreement.

Section 5.2 Capitalization. The entire authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.25 per share (“Parent Preferred Stock”). As of the Capitalization Date, 387,315,010 shares of Parent Common Stock are issued and outstanding, 3,302,612 shares of Parent Common Stock are held in treasury, 157,816 shares of Parent Preferred Stock are issued and outstanding, and no shares of Parent Preferred Stock are held in treasury. As of the Capitalization Date, no shares of Parent Common Stock were issuable upon the exercise of Parent Stock Options, and there are 12,482,857 shares available for future grant under the Parent Stock Option Plans. There are no securities of Parent or of any of its Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the holders of the outstanding Parent Common Stock on any matters. There are no outstanding contractual or other obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Parent or any of its Subsidiaries having the right to vote with the holders of the outstanding Parent Common Stock on any matters.

Section 5.3 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the filing of the Statement of Merger pursuant to the IMETA. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by Enforceability Limitations.

Section 5.4 No Conflict; Required Filings and Consents.

Section 5.4.1 No Conflict. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of Parent or Merger Sub; (ii) subject to compliance with the requirements set forth in clauses (i)-(iv) of Section 5.4.2, conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation, or require any consent or approval under any Contract to which either Parent or Merger Sub is a party or otherwise bound; or (iv) result in the creation of any Lien on any of the properties or assets of Parent or Merger Sub other than Permitted Liens, except, in the case of each of clauses (ii), (iii) and (iv), for any conflicts, violations, breaches, defaults, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any consents or approval, in each case, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4.2 Consents. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub do not, and the consummation of the transactions contemplated by this Agreement will not, require either Parent or Merger Sub to obtain any consent, approval or authorization of, or make any filing with or notification to, any Governmental Entity, except for: (i) the filing of the Statement of Merger with the Secretary of State of Idaho and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business; (ii) the filing of the Proxy Statement and the S-4 with the SEC in accordance with the Securities Act, and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (iii) as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of the NYSE; and (iv) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.5 Orders. No Order has been entered or issued which restrains, enjoins or prohibits the ability of either Parent or Merger Sub to consummate the Merger or any of the other transactions provided for herein.

Section 5.6 Ownership of Merger Sub. Merger Sub Parent, a wholly owned Subsidiary of Parent, owns 100% of the issued and outstanding Equity Interests of Merger Sub.

Section 5.7 Vote Required. No vote of the holders of any class or series of capital stock or other Equity Interests of Parent or Merger Sub, as the case may be, is necessary to approve or adopt this Agreement or the transactions contemplated hereby, other than the vote of Merger Sub Parent as the sole shareholder of Merger Sub, which has been received as of the date of this Agreement.

Section 5.8 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission payable by the Company in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub, as the case may be.

Section 5.9 Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub, as the case may be, for inclusion or incorporation by reference in the Proxy Statement shall, at the time of the mailing of the Proxy Statement to holders of Company Stock and Company Preferred Stock, at the time of the Company Shareholders’ Meeting, or at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The S-4 shall not, at the time the S-4 is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by Parent or Merger Sub with respect to information supplied by or related to, or the sufficiency of disclosures related to, the Company, the Company’s Subsidiaries, or any Company Representative.

Section 5.10 Securities Filings; Financial Statements.

Section 5.10.1 Parent Securities Filings. Parent has timely filed or furnished, as applicable, all reports, prospectuses, schedules, forms, statements or other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it under the Securities Act, the Exchange Act, or Canadian Securities Laws, as the case may be, since January 1, 2011 (collectively, the “Parent Securities Filings”). Each Parent Securities Filing (i) as of its date, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, or Canadian Securities Laws, as the case may be, as in effect on the date so filed, (ii) did not, at the time it was filed (or, if subsequently amended or supplemented, at the time of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (iii) included, in the case of those which contain annual financial statements, annual financial statements that have been audited by an independent certified public accounting firm. Parent has made available to the Company all such Parent Securities Filings that it has so filed or furnished prior to the date hereof.

Section 5.10.2 Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent Securities Filings (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

Section 5.11 Access to Information; Disclaimer. Each of Parent and Merger Sub acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to the books and records of the Company and its Subsidiaries for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from the management of the Company, and (d) has conducted its own independent investigation of the Company, its Subsidiaries, its businesses and the Merger and the other transactions contemplated hereby, and each of Parent and Merger Sub has not relied on any representation, warranty or other statement by any Person on behalf of the Company or its Subsidiaries, other than the representations and warranties of the Company expressly contained in Article 4.

Section 5.12 Representations. The representations and warranties of Parent and Merger Sub contained in this Agreement (including the Parent Disclosure Schedule and all other certificates and instruments delivered pursuant to this Agreement), are true and correct, and do not omit to state any fact necessary in order to make any statement contained herein or therein not false or misleading.

Article 6

Covenants

Section 6.1 Conduct of Business Pending the Closing.

Section 6.1.1 Conduct of Business of the Company. The Company shall, and shall cause each of its Subsidiaries to, during the period from the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement or as required by applicable Law or with the prior written consent of Parent, conduct its business in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present relationships with customers, suppliers, distributors, licensors, licensees and other Persons having business relationships with the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as required by applicable Law, the transactions contemplated by this Agreement, or the transactions contemplated by the Term Loan and Security Agreement dated as of even date herewith between the Company, Parent and certain of the Company’s Subsidiaries, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent; provided that, with respect to actions to be taken pursuant to and in accordance with the terms and conditions of the Company Preferred Stock or the Warrants, the prior written consent of Parent shall not be unreasonably withheld so that the Company can comply with the terms of the same:

(i) amend or propose to amend its Charter Documents;

(ii) issue, deliver, sell, pledge or encumber, or authorize, propose or agree to the issuance, delivery, sale, pledge or encumbrance of, any Company Securities (other than shares of Company Stock pursuant to the terms of any outstanding Company Stock Options);

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to, or enter into any Contract with respect to the voting of, any of its capital stock;

(iv) reclassify, combine, split, subdivide or redeem, repurchase or otherwise acquire, directly or indirectly, any Company Securities;

(v) acquire (including by merger, consolidation, or acquisition of stock or assets) or make any investment in any Equity Interest in any Person or any assets, loans or debt securities thereof, acquire or divest any Real Property Leases or other interest in real estate or enter into or amend or modify any material Contract, partnership, arrangement, joint development agreement or strategic alliance;

(vi) repurchase, prepay or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing;

(vii) grant any Lien on any of its material assets to secure any indebtedness for borrowed money;

(viii) enter into any new line of business outside of its existing business;

(ix) pay, discharge, settle or satisfy any Liabilities, other than (i) performance of contractual obligations in accordance with their terms, or (ii) payment, discharge, settlement or satisfaction in accordance with the terms of Liabilities that have been (a) disclosed in the most recent Company Financial Statements (or the notes thereto) included in the Company Securities Filings filed prior to the date hereof or contemplated by documents made available to Parent prior to the date hereof or (b) incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

(x) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(xi) institute, settle or compromise any Legal Actions pending or threatened before any arbitrator, court or other Governmental Entity, other than (A) any Legal Action brought against Parent or Merger Sub arising out of a breach or alleged breach of this Agreement by Parent or Merger Sub, and (B) the settlement of claims, Liabilities or obligations reserved against on the most recent balance sheet of the Company included in the Company Securities Filings, in amounts not to exceed those so reserved; provided that neither the Company nor any of its Subsidiaries shall settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(xii) transfer, license, sell, lease or otherwise dispose of any material assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other Equity Interests in any Subsidiary of the Company, provided that the foregoing shall not prohibit the Company and its Subsidiaries from transferring, licensing, selling, leasing or disposing of obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practice;

(xiii) except as required by applicable Tax Law, make or change any material election in respect of Taxes, adopt or change in any material respect any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes (except settlements effected solely through payment of immaterial sums of money), or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(xiv) make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable Law;

(xv) except as required by applicable Law or by any Company Employee Plan or Contract in effect as of the date of this Agreement, (i) increase the compensation payable or that could become payable by the Company or any of its Subsidiaries to directors, officers or employees, (ii) enter into any new, or amend in any material respect any existing, employment, severance, retention or change in control agreement with any of its past or present officers or employees, (iii) promote any officers or employees, except as the result of the termination or resignation of any officer or employee, or (iv) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company Employee Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Employee Plan, other than contributions required by Law, the terms of such Company Employee Plans as in effect on the date hereof or that are made in the ordinary course of business consistent with past practice;

(xvi) except in connection with actions permitted by Section 6.4 hereof, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to the Company with respect to a Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in the BCA, except for Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

(xvii) incur any material Liability except in the ordinary course of business consistent with past practice; or

(xviii) commit or agree to take any of the actions described in Sections 6.1.1(i) through 6.1.1(xvii) above or any action which would reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 not being satisfied.

Section 6.1.2 Other Actions. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in Section 8.1, the Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, take, or agree or commit to take, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 6.1.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations prior to the Effective Time. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete and independent control and supervision over its and its Subsidiaries’ respective operations.

Section 6.2 Proxy Statement and S-4 Registration Statement; Company Shareholders’ Meeting.

Section 6.2.1 Proxy Statement and S-4 Registration Statement. Subject to the terms and conditions of this Agreement, as promptly as reasonably practicable after the date hereof, the Company and Parent shall prepare and file with the SEC a proxy statement/prospectus and a form of proxy relating to the Company Shareholders’ Meeting (such proxy statement/prospectus, as amended or supplemented from time to time, the “Proxy Statement”), and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “S-4”), in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock issuable in connection with the Merger. Parent and Merger Sub shall furnish all information relating to Parent and Merger Sub as the Company may reasonably request (or as may be required to be included in the Proxy Statement) in connection with such actions and the preparation of the Proxy Statement. The Company shall furnish all information concerning the Company and the holders of the Company Stock as Parent may reasonably request in connection with such actions and the preparation of the S-4 and the Proxy Statement. Each of the Company and Parent shall use reasonable best efforts to have the S-4 declared effective under the Securities Act. Subject to the terms and conditions of this Agreement, as promptly as reasonably practicable after the S-4 is declared effective by the SEC, the Company shall mail the Proxy Statement to the holders of shares of Company Stock and Company Preferred Stock. Subject to and without limiting the rights of the Company Board pursuant to Section 6.4.2, the Proxy Statement shall include the Company Recommendation and the Fairness Opinion. No filing of, or amendment or supplement to, the Proxy Statement or S-4, or correspondence to the SEC or its staff, will be made by the Company or Parent without providing the other Party a reasonable opportunity to review and comment thereon. Parent will advise the Company, promptly after it receives notice thereof, of the time when the S-4 has become effective or any supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the S-4 or comments thereon and responses thereto or requests by the SEC for additional information and will, as promptly as practicable, provide to the Company copies of all correspondence and filings with the SEC with respect to the S-4 and Proxy Statement. The Company will inform Parent, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and will, as promptly as practicable, provide to Parent copies of all correspondence and filings with the SEC with respect to the Proxy Statement. If at any time prior to the Effective Time, any information, event or circumstance relating to any Party, or their respective Affiliates or Representatives, should be discovered by any Party which should be set forth in an amendment or a supplement to either the Proxy Statement or the S-4 so that the Proxy Statement or the S-4 does not contain any untrue statement of material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party discovering such information, event or circumstance shall promptly inform the other Parties and, to the extent required by Law, an appropriate amendment or supplement describing such information, event or circumstance shall be promptly prepared and filed with the SEC and, if required, disseminated to the holders of shares of Company Stock and Company Preferred Stock. Parent shall also take any action required to be taken under state blue sky or other securities Laws in connection with the issuance of Parent Common Stock in the Merger.

Section 6.2.2 Company Shareholders’ Meeting. Subject to Section 6.4, the Company shall take all action necessary to duly call, give notice of, convene and hold a meeting of the holders of Company Stock and any holders of Company Preferred Stock (the “Company Shareholders’ Meeting”) as promptly as reasonably practicable following the date on which the S-4 is declared effective by the SEC (but taking into account any advance notice or other requirements under applicable Law) for the purpose of obtaining the Shareholder Approval. Subject to Section 6.4.2, the Company shall use its best efforts to obtain Shareholder Approval at the Company Shareholders’ Meeting or any adjournment thereof. Once the Company Shareholders’ Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Shareholders’ Meeting without the consent of Parent (other than (i) in order to obtain a quorum of its shareholders or (ii) as reasonably determined by the Company to comply with applicable Law).

Section 6.3 Access to Information; Confidentiality.

Section 6.3.1 Access to Information. Subject to Section 6.3.2, from the date of this Agreement to the Effective Time or the earlier termination of this Agreement pursuant to Section 8.1, the Company shall, shall cause its Subsidiaries to, and shall instruct each of its and its Subsidiaries’ directors, officers, employees, accountants, consultants, legal counsel, advisors, and agents and other representatives (collectively, “Company Representatives”) to: (a) provide to Parent and Merger Sub and each of their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Parent Representatives,” and, each, together with each of the Company Representatives, a “Representative”) access at reasonable times, upon reasonable prior notice to the Company or to the Company Representatives, as applicable, to the properties, offices and other facilities of the Company and its Subsidiaries and the books and records thereof, and (b) furnish, or cause to be furnished, such reasonably available information concerning the business, properties, Contracts, assets, Liabilities, personnel and other aspects of the Company as Parent, Merger Sub or the Parent Representatives may reasonably request. Any such access and availability shall include access for Parent Representatives to conduct any environmental site assessments (including sampling) or inspection in respect of environmental matters at the Company Owned Properties and the Company Leased Premises, physical inspections of the assets of the Company and its Subsidiaries, and contact with the customers, vendors, suppliers and creditors of the Company and its Subsidiaries, in each case as Parent Representatives may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 6.3.1 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the Parties to consummate the Merger. Notwithstanding the foregoing, the Company shall not be required to provide access to or disclose information where such access or disclosure would contravene any Law, binding Contract to which the Company is party or any privacy policy applicable to the Company’s customer information.

Section 6.3.2 Confidentiality and Restrictions. Until the earlier of the Closing Date or termination of this Agreement under Section 8.1, with respect to any information (i) disclosed or provided by the Company or any Company Representative to Parent, Merger Sub or any Parent Representative, and (ii) disclosed or provided by Parent or any Parent Representative to the Company or any Company Representative pursuant to, or in accordance with, this Agreement, the Parties shall comply with, and shall cause the Parent Representatives and the Company Representatives, respectively, to comply with the confidentiality provisions (but only the confidentiality provisions and not any “standstill” provisions) contained in that certain confidentiality letter agreement, dated as of May 8, 2015, between the Company and Parent (as such agreement may be amended from time to time, the “Confidentiality Agreement”).

Section 6.4 No Solicitation of Transactions.

Section 6.4.1 The Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit any Company Representative to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or, subject to Section 6.4.2, (i) (a) conduct or engage in any discussions or negotiations with, (b) disclose any non-public information relating to the Company or any of its Subsidiaries to, (c) afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or (d) knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Takeover Proposal, (ii) (a) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries except a confidentiality agreement as contemplated by Section 6.4.2 or (b) approve any transaction under, or any third party becoming an “interested shareholder” under, the BCA, or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Takeover Proposal except a confidentiality agreement as contemplated by Section 6.4.2 (each, a “Company Acquisition Agreement”). Subject to Section 6.4.2, neither the Company Board nor any committee thereof shall (v) fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (w) recommend a Takeover Proposal, (x) fail to recommend against acceptance of any tender offer or exchange offer for the shares of Company Stock within ten Business Days after the commencement of such offer, (y) make any public statement inconsistent with the Company Recommendation, or (z) resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”). The Company shall, and shall cause its Subsidiaries to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any Company Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal and shall use commercially reasonable efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries to return or destroy (and confirm destruction of) all such information.

Section 6.4.2 Notwithstanding Section 6.4.1, prior to the receipt of the Shareholder Approval, the Company Board, directly or indirectly through any Company Representative, may, subject to Section 6.4.3, and provided that the Company is not then in breach of Section 6.4.1 (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that the Company Board believes in good faith, after consultation with outside legal counsel and an independent financial advisor, constitutes or would reasonably be expected to result in a Superior Proposal, (ii) furnish to the third party that has made such Takeover Proposal non-public information relating to the Company or any of its Subsidiaries pursuant to an executed confidentiality agreement that contains confidentiality provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement (a copy of which confidentiality agreement shall be promptly (in all events within 24 hours) provided for informational purposes only to Parent), except that such agreement need not contain any standstill or similar provision, (iii) following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change in accordance with the provisions of Section 6.4.4, or (iv) take any action that any court of competent jurisdiction orders the Company to take (which Order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to cause the Company Board to be in breach of its fiduciary duties under applicable Law. The Company Board shall be permitted to disclose to the Company’s shareholders a position, otherwise in compliance with the terms and conditions of this Agreement, contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the Company determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law. Nothing in this Agreement shall prohibit the Company Board from complying with its disclosure obligations under U.S. federal or state Law.

Section 6.4.3 The Company Board shall not take any of the actions referred to in clauses (i) through (iv) of Section 6.4.2 unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. The Company shall notify Parent promptly (but in no event later than 24 hours) after it obtains Knowledge of the receipt by the Company (or any of the Company Representatives) of any Takeover Proposal, any inquiry that would reasonably be expected to lead to a Takeover Proposal, or any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request. The Company shall keep Parent fully informed, on a current basis, of the status and material terms of any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. The Company shall provide Parent with at least 48 hours prior notice of any meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Takeover Proposal. The Company shall promptly (but in no event later than 24 hours) provide Parent with a list of any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations provided to any third party in connection with the receipt by the Company (or any of the Company Representatives) of any such Takeover Proposal, indication or request and copies of such information to the extent not previously provided to Parent.

Section 6.4.4 Except as set forth in this Section 6.4.4, the Company Board shall not make any Company Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement. At any time prior to the receipt of the Shareholder Approval, in response to a Superior Proposal, the Company Board may make a Company Adverse Recommendation Change, take an action otherwise prohibited under Section 6.4.1(ii) or, subject to compliance with Section 8.1(iii)(b), enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement, if: (i) the Company promptly notifies Parent, in writing, at least three Business Days (the “Notice Period”) before making a Company Adverse Recommendation Change, taking an action otherwise prohibited under Section 6.4.1(ii) or entering into (or causing a Subsidiary to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received a Takeover Proposal that the Company Board intends to declare a Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change, or take an action otherwise prohibited under Section 6.4.1(ii) or the Company intends to enter into a Company Acquisition Agreement; (ii) the Company attaches to such notice the most current version of the proposed Company Acquisition Agreement (which version shall be updated on a prompt basis) and identifies the third party making such Superior Proposal; (iii) the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause the Company Representatives to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being agreed that, in the event that after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including any revision in price, the Notice Period shall, if less than two Business Days remain before the expiration of such Notice Period, be automatically extended to two Business Days from the date on which the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)); and (iv) the Company Board determines in good faith, after consulting with outside legal counsel and an independent financial advisor, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during the Notice Period in the terms and conditions of this Agreement and that the failure to accept such Superior Proposal would reasonably be expected to cause the Company Board to be in breach of its fiduciary duties under applicable Law.

Section 6.5 Reasonable Best Efforts.

Section 6.5.1 General. Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 6.5.1), each of the Parties shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the obtaining of all necessary permits, waivers, consents, approvals and actions or nonactions from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities, (ii) the obtaining of all necessary consents or waivers from third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. The Company and Parent shall, subject to applicable Law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii) and (iii) of this Section 6.5.1 and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each Party shall promptly inform the other Parties, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company or Parent receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other Party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made therewith in connection with the transactions contemplated by this Agreement. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.5.2 BCA and Shareholder Rights Plan. The Company shall take all action required to render the BCA, the Shareholder Rights Plan, and any other shareholder rights or other similar agreement with respect to any Company Securities, inapplicable to any of the transactions contemplated by this Agreement.

Section 6.5.3 Challenge. In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Company shall cooperate in all respects with Parent and Merger Sub and shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, none of Parent, Merger Sub or any of their Affiliates shall be required to defend, contest or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any Order, in connection with the transactions contemplated by this Agreement.

Section 6.5.4 Exceptions. Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub or any of their Subsidiaries shall be required to, and the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or any portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries; provided that, if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event the Closing occurs.

Section 6.6 Certain Notices. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Section 8.1, the Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any material notice or other material communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with this Agreement, the Merger or the other transactions contemplated hereby, (b) any material claims, actions, suits, proceedings or investigations commenced or, to such Party’s Knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries which relate to this Agreement, the Merger or the other transactions contemplated hereby and (c) any fact, event or circumstance known to such Party that would cause or constitute, or would reasonably be expected to cause or constitute, a breach in any material respect of such Party’s representations, warranties, covenants or agreements contained herein or would prevent, delay or impede, or would reasonably be expected to prevent, delay or impede, the consummation of the Merger or any other transaction contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not limit or otherwise affect any remedies available to the Party receiving such notice or prevent or cure any misrepresentations, breach of warranty or breach of covenant or failure to satisfy the conditions to the obligations of the Parties under this Agreement.

Section 6.7 Public Announcements. Except as set forth in this Section 6.7, the Parties agree that Parent will prepare and disseminate any press release or public announcement pertaining to the Merger, and shall in good faith consult with the Company as to the text of any such press release or public announcement, provided that all decisions with respect to such press releases and public announcements shall ultimately rest with Parent. The Company shall not issue any press release or public statement pertaining to the Merger without consulting with, and obtaining the consent of, Parent, which consent shall not be unreasonably withheld or delayed, except as required to comply with any Law. The Parties will prepare a joint release for the announcement of the execution of this Agreement. Glenn Dobbs and Douglas Dobbs, as the representatives of the Company, are authorized to make public statements substantially as follows without the need to consult with or obtain the prior consent of Parent:

(i) In current market conditions, the Company will have difficulty developing the Montanore Project. The Company owes it to its shareholders and all stakeholders to be responsible in light of current realities.

(ii) The Montanore Project has received excellent support from the communities of northwest Montana, and is it important that this project be developed to the highest standards. Parent is a company that can do this.

Section 6.8 NYSE Listing. Parent agrees to authorize for listing on the NYSE the shares of Parent Common Stock issuable in connection with the Merger, upon official notice of issuance. Parent shall take all steps reasonably necessary to maintain the listing of the Parent Common Stock on the NYSE.

Section 6.9 Indemnification of Directors and Officers.

Section 6.9.1 Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company and its Subsidiaries (each an “Indemnified Party”) as provided in the Company’s Charter Documents, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed on Section 6.9.1 of the Company Disclosure Schedule, shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

Section 6.9.2 For six years after the Effective Time, to the fullest extent permitted under applicable Law, Parent and the Surviving Corporation shall indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, Liabilities, fees, expenses, judgments and fines arising in connection with any claim brought by a third party arising in whole or in part out of actions or omissions in such Indemnified Party’s capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by this Agreement), and shall reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, Liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without the Surviving Corporation’s prior written consent.

Section 6.9.3 The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) maintain in effect for a period of six years after the Effective Time, if available, the current policies of directors’

and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries when compared to the insurance maintained by the Company as of the date hereof), or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of 200% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (the “Maximum Premium”). The Maximum Premium is set forth on Section 6.9.3 of the Company Disclosure Schedule. If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation will obtain, and Parent will cause the Surviving Corporation to obtain, that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

Section 6.9.4 The obligations of Parent and the Surviving Corporation under this Section 6.9 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.9 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9, each of whom may enforce the provisions of this Section 6.9).

Section 6.9.5 In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.9. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to, or in substitution for, any such claims under any such policies.

Section 6.10 State Takeover Statutes. If any state takeover statute or similar statute becomes applicable to this Agreement (including the Merger and the other transactions contemplated hereby), each of Parent, Merger Sub, the Company and their respective boards of directors shall take all reasonable action necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated hereby or otherwise act to eliminate or minimize the effect of such statute or regulation on this Agreement or the transactions contemplated hereby.

Section 6.11 Section 16(b) Exemption. Prior to the Effective Time, the Company shall take all actions reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Article 7

Closing Conditions

Section 7.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction, or waiver, at or prior to the Closing Date, of the following conditions:

Section 7.1.1 Shareholder Approval. The Shareholder Approval shall have been obtained.

Section 7.1.2 No Injunctions or Restraints. No Law or Order issued by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger or any other transaction contemplated by this Agreement shall be in effect; provided, however, that the right to assert that this condition has not been satisfied shall not be available to any Party who has not used its reasonable best efforts to prevent, resist, appeal, obtain consent under, resolve or lift, as applicable, such Law or Order or who has not complied in all material respects with its obligations under Section 6.5.

Section 7.1.3 Securities Matters. The effectiveness of the S-4 shall have occurred, no stop order suspending the effectiveness of the S-4 or any part thereof shall have been issued, no proceeding initiated for the purpose of suspending the effectiveness of the S-4 or any part thereof shall have been initiated, and no similar proceeding in respect of the Proxy Statement shall have been initiated or threatened in writing by the SEC or any Canadian securities regulatory authority; and all requests for additional information on the part of the SEC or any Canadian securities regulatory authority shall have been complied with to the reasonable satisfaction of the Parties.

Section 7.1.4 NYSE Listing. The Parent Common Stock issuable to shareholders of the Company pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by Parent in accordance with Section 8.5.

Section 7.2.1 Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 4.1, 4.2, 4.3, 4.6, 4.8, 4.11, 4.12, 4.16 and 4.18 (a) shall have been true and correct in all respects other than de minimis inaccuracies as of the date of this Agreement, and (b) shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as if made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), and (ii) each of the other representations and warranties of the Company set forth in Article 4 (a) shall have been true and correct in all respects as of the date of this Agreement, and (b) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date, which shall have been true and correct as of such earlier date), except for inaccuracies of representations and warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and would not reasonably be expected to result in a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

Section 7.2.2 Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date.

Section 7.2.3 Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 7.2.4 Officer’s Certificate. Parent shall have received a certificate of an officer of the Company confirming the satisfaction of the conditions set forth in Sections 7.2.1, 7.2.2, and 7.2.3.

Section 7.2.5 Consents. All consents, filings, registrations, waivers and notifications necessary to permit the consummation of the transactions contemplated by this Agreement shall have been obtained or made, including all such consents, filings, registrations, waivers and notifications disclosed (or required to be disclosed) in Section 4.4.1, 4.4.2, and 4.5.2 of the Company Disclosure Schedule, if any.

Section 7.2.6 Shareholders Agreement. The Company shall have delivered to Parent duly executed copies of a Shareholders Agreement from Silver Wheaton Corp. and each of the directors and officers of the Company set forth on Section 7.2.6 of the Company Disclosure Schedule.

Section 7.2.7 Board and Committee Approval. The Board and Committee Approval shall have been obtained.

Section 7.2.8 Director and Officer Resignations, Releases. Each of the directors and officers of the Company or its Subsidiaries, which are set forth on Section 7.2.8 of the Company Disclosure Schedule, shall have submitted their resignation from all such director and officer positions held with the Company or its Subsidiaries effective as of the Effective time, which resignations shall include releases of any claims of such persons against the Company; provided, however, that any such resignation shall not limit such individual’s status as an employee of the Company and any such release shall not limit in any way such individual’s right to receive, if applicable, severance from the Company pursuant to and in accordance with such individual’s employment agreement set forth on Section 4.9.10 of the Company Disclosure Schedule.

Section 7.2.9 Compliance with Credit Agreement. The Company shall be in compliance with the provisions of the Credit Agreement dated the date hereof between the Company and Parent.

Section 7.2.10 Dissolution of Minera Montanore Peru S.A.C. The Company shall have dissolved Minera Montanore Peru S.A.C. pursuant to and in accordance with applicable Law, including applicable Peruvian corporation law.

Section 7.2.11 280G Calculations. The Company shall have provided 280G calculations from the accounting firm as required by the employment agreements set forth on Section 4.9.10 of the Company Disclosure Schedule and such calculations shall be consistent in all material respects with the 280G calculations prepared by the Company and delivered to Parent on the date hereof.

Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction of the following conditions, any one of which may be waived in writing by the Company in accordance with Section 8.5.

Section 7.3.1 Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Sections 5.1, 5.2, 5.3, 5.8, and 5.10 shall have been true and correct in all respects other than de minimis inaccuracies as of the date of this Agreement, and shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as if made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), and (ii) each of the other representations and warranties of Parent and Merger Sub set forth in Article 5 shall have been true and correct in all respects as of the date of this Agreement, and shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date, which shall have been true and correct as of such earlier date), except for inaccuracies of representations and warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated by this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications contained in such representations and warranties shall be disregarded).

Section 7.3.2 Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by Parent and/or Merger Sub, as applicable, on or prior to the Closing Date.

Section 7.3.3 Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 7.3.4 Officer’s Certificate. The Company shall have received a certificate of an officer of Parent confirming the satisfaction of the conditions set forth in Sections 7.3.1, 7.3.2 and 7.3.3.

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article 7 to be satisfied if such failure was caused by such Party’s failure to act in good faith to comply with this Agreement or use its reasonable best efforts to consummate and make effective the transactions provided for herein.

Article 8

Termination, Amendment and Waiver

Section 8.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating Party, whether before or after the Shareholder Approval:

(i) by mutual written consent of Parent and the Company;

(ii) by either Parent or the Company:

(a) if the Shareholder Approval is not obtained at the Company Shareholders’ Meeting or any adjournment or postponement thereof at which adoption of this Agreement is voted upon; provided that the Company’s right to terminate this Agreement under this Section 8.1(ii)(a) shall not be available to the Company if the Company has not complied with its obligations under Sections 6.2 and 6.4 or Shareholder Approval is not obtained because of a breach of a Shareholders Agreement;

(b) if the Merger shall not have been consummated by August 15, 2016 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(ii)(b) shall not be available to any Party if any action of such Party or the failure by any Party to perform any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Merger and the other transactions contemplated by this Agreement to be consummated on or before the Termination Date; or

(c) if (A) any Law prohibits or makes illegal the consummation of the Merger or (B) any Order of any Governmental Entity having competent jurisdiction is entered enjoining the Company, Parent or Merger Sub from consummating the Merger and such Order has become final and nonappealable, and, in either case, prior to termination pursuant to this Section 8.1(ii)(c), the Party terminating this Agreement shall have used its reasonable best efforts to prevent, resist, appeal, obtain consent under, resolve or lift, as applicable, the Law or Order and shall have complied in all material respects with its obligations under Section 6.5; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(ii)(c) shall not be available to any Party if any action of such Party or the failure by such Party to perform any of its obligations under this Agreement has been the cause of, or resulted in, the imposition of any such Order or the failure of such Order to be resisted, resolved or lifted, as applicable;

(iii) by the Company:

(a) if (I) Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the closing condition set forth in Section 7.3.2 would not be satisfied or (II) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 7.3.1 would not be satisfied, and, in the case of clause (I) or clause (II), such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (x) the Termination Date, and (y) 20 Business Days after Parent or Merger Sub receives written notice of such breach from the Company; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(iii)(a) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement or there exists a breach of any representation or warranty of the Company such that the closing condition set forth in Sections 7.2.1 or 7.2.2 would not be satisfied if the Closing Date were at the time of such termination; or

(b) if, prior to the obtaining of the Shareholder Approval, (I) the Company Board has received a Superior Proposal, (II) the Company Board has determined in good faith (after consultation with its outside legal counsel and independent financial advisor) that the failure to accept such Superior Proposal would reasonably be expected to cause the Company Board to be in breach of its fiduciary duties under applicable Law, (III) the Company has complied with Section 6.4, (IV) the Company concurrently enters into a Company Acquisition Agreement providing for such Superior Proposal, and (V) the Company pays the Termination Fee and Parent Expenses to Parent in accordance with Section 8.4; or

(iv) by Parent:

(a) if (I) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 7.2.2 would not be satisfied or (II) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 7.2.1 would not be satisfied, and, in the case of clause (I) or clause (II), such breach is incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (x) the Termination Date, and (y) 20 Business Days after the Company receives written notice of such breach from Parent; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(iv)(a) if Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement or there exists a breach of any representation or warranty of Parent or Merger Sub such that the closing condition set forth in Sections 7.3.1 or 7.3.2 would not be satisfied if the Closing Date were at the time of such termination; or

(b) if, prior to the obtaining of the Shareholder Approval, (I) a Company Adverse Recommendation Change shall have occurred, (II) the Company has failed to include the Company Recommendation in the Proxy Statement, (III) the Company Board approves, recommends or adopts, or publicly proposes to approve, recommend or adopt, a Takeover Proposal or approves or recommends that holders of Company Stock tender their shares of Company Stock in any tender offer or exchange offer that is a Takeover Proposal, or (IV) the Company shall have breached or failed to perform any of the covenants and agreements set forth in Sections 6.2.2 or 6.4.

Section 8.2 Notice of Termination; Effect of Termination. The Party desiring to terminate this Agreement pursuant to this Article 8 (other than pursuant to Section 8.1(i)) shall deliver written notice of such termination to each other Party specifying with particularity the reason for such termination, and any such termination in accordance with this Section 8.2 shall be effective immediately upon delivery of such written notice to the other Party. Except as otherwise set forth in this Section 8.2, in the event of a termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Parent, Merger Sub or the Company hereunder; provided, however, that the provisions of this Section 8.2, 8.3, 8.4, 8.5 and Article 9 shall remain in full force and effect and survive any termination of this Agreement; provided, further, that no Party shall be relieved or released from any Liabilities or damages arising out of its willful or intentional material breach of any provision of this Agreement.

Section 8.3 Fees and Expenses. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring, or required to incur, such expenses, whether or not the Merger is consummated, except that Parent and the Company shall each bear and pay 50 percent of the costs and expenses incurred in connection with the filing of the S-4 and the printing and mailing of the Proxy Statement (including any SEC filing fees).

Section 8.4 Termination Fee and Expenses.

Section 8.4.1 Termination Fee.

(i) If this Agreement is terminated by the Company pursuant to Section 8.1(iii)(b), then the Company shall pay to Parent (or as directed by Parent), by wire transfer of same day funds, (x) $1,000,000 (the “Termination Fee”) plus (y) all of Parent’s actual and reasonably documented fees and expenses (including legal fees and expenses) incurred by Parent and its Affiliates in connection with the transactions contemplated by this Agreement (the “Parent Expenses”) concurrently with, and as a condition precedent to, termination of this Agreement pursuant to Section 8.1(iii)(b); provided that in no event shall the Parent Expenses exceed $200,000 in the aggregate.

(ii) If this Agreement is terminated by Parent pursuant to Section 8.1(ii)(a) (but only if Shareholder Approval is not obtained because of a breach by a shareholder of the Company (other than Silver Wheaton Corp.) of such shareholder’s Shareholders Agreement) or Section 8.1(iv)(b), then the Company shall pay to Parent (or as directed by Parent), (x) the Termination Fee plus (y) the Parent Expenses within two Business Days after such termination, in each case by wire transfer of same day funds.

(iii) If this Agreement is terminated by Parent pursuant to Section 8.1(iv)(a) (provided that the Shareholder Approval shall not have been obtained at the Company Shareholders’ Meeting) and, (a) prior to such termination a Takeover Proposal shall have been publicly disclosed or otherwise made or communicated to the Company or the Company Board, and not withdrawn, and (b) within 12 months following the date of any such termination, the Company shall have entered into a definitive agreement with respect to any Takeover Proposal or any Takeover Proposal shall have been consummated (provided that, for purposes of this clause (b), any reference in the definition of Takeover Proposal to (I) “25%” shall be deemed to be a reference to “50%” and (II) “consolidated assets” shall be deemed to be a reference to “consolidated assets, net revenues or net income”), then in any such event the Company shall pay to Parent (by wire transfer of immediately available funds), concurrently with, and as a condition precedent to consummating such transaction, the Termination Fee plus Parent’s Expenses less any Parent Expenses previously paid.

(iv) If this Agreement is terminated by the Company or Parent pursuant to (a) Section 8.1(ii)(b) (provided that Shareholder Approval shall not have been obtained at the Company Shareholders’ Meeting) or (b) Section 8.1(ii)(a) and, in each case under the immediately preceding clauses (a) and (b), (I) prior to such termination (in the case of termination pursuant to Section 8.1(ii)(b)) or the Company Shareholders’ Meeting (in the case of termination pursuant to Section 8.1(ii)(a)), a Takeover Proposal shall have been publicly disclosed and not withdrawn, and (II) within 12 months following the date of any such termination, the Company shall have entered into a definitive agreement with respect to any Takeover Proposal or any Takeover Proposal shall have been consummated (provided that, for purposes of this clause (II), any reference in the definition of Takeover Proposal to (y) “25%” shall be deemed to be a reference to “50%” and (z) “consolidated assets” shall be deemed to be a reference to “consolidated assets, net revenues or net income”), then in any such event the Company shall pay to Parent (by wire transfer of immediately available funds), concurrently with, and as a condition precedent to consummating such transaction, the Termination Fee plus Parent’s Expenses less any Parent Expenses previously paid.

Section 8.4.2 Parent Expenses. If this Agreement is terminated by either the Company or Parent (subject to Section 8.4.1) pursuant to Section 8.1(ii)(a) or by Parent pursuant to Section 8.1(iv)(a), and neither

Parent nor Merger Sub is in material default under this Agreement at the time of such termination, then the Company shall pay to Parent (or as directed by Parent), by wire transfer of same day funds, the Parent Expenses as promptly as reasonably practicable (and, in any event, within two Business Days following such termination).

Section 8.4.3 Company Expenses. If this Agreement is terminated by the Company pursuant to Section 8.1(iii)(a), and the Company is not in material default under this Agreement at the time of such termination, then Parent shall pay to the Company (or as directed by the Company), by wire transfer of same day funds, all of the Company’s actual and reasonably documented fees and expenses (including legal fees and expenses) incurred by the Company in connection with the transactions contemplated by this Agreement (the “Company Expenses”) as promptly as reasonably practicable (and, in any event, within two Business Days following such termination); provided, that in no event shall Company Expenses exceed $100,000, in the aggregate.

Section 8.4.4 Acknowledgement. The Parties acknowledge that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to pay the Termination Fee and/or Parent Expenses when due, and, in order to obtain such payment Parent commences a suit which results in a judgment against the Company for all or any portion of the Parent Expenses, the Company shall pay to Parent the reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Parent in connection with such suit. If Parent fails to pay the Company Expenses when due, and, in order to obtain such payment the Company commences a suit which results in a judgment against Parent for all or any portion of the Company Expenses, Parent shall pay to the Company the reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company in connection with such suit. The Parties acknowledge and agree that in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

Section 8.5 Extension; Waiver. At any time prior to the Effective Time, Parent or the Company may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Party under this Agreement, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any instrument delivered pursuant hereto or (c) waive compliance with any of the covenants or agreements of the other Party or conditions to the obligations of the waiving Party contained herein; provided, however, that after any approval of this Agreement by the shareholders of the Company, no extension or waiver that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders may be made without such shareholder approval. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by such Party. The failure or delay of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights, nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise of any rights hereunder.

Section 8.6 Amendment. At any time prior to the Effective Time, this Agreement may be amended by the Parties by action taken by or on behalf of their respective boards of directors; provided, however, that, after approval of this Agreement by the shareholders of the Company, no amendment that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders may be made without such shareholder approval. This Agreement may not be amended except by an instrument in writing signed by Parent, Merger Sub and the Company.

Section 8.7 Acknowledgment. The Parties acknowledge that the Termination Fee shall not be relevant in terms of determining levels of materiality for purposes of this Agreement.

Article 9

General Provisions

Section 9.1 Non-Survival of Representations and Warranties. None of the representations and warranties of the Parties in this Agreement or in any instrument delivered pursuant to this Agreement (or the Exhibits attached hereto or the Company Disclosure Schedule or Parent Disclosure Schedule delivered in connection herewith) shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, other than (a) the covenants and agreements of the Parties contained in this Article 9, in Article 3 and in Section 6.9 and (b) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

Section 9.2 Notices. Any notices or other communications required or permitted under, or otherwise made in connection with, this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail (but, in the case of electronic mail, only if followed by transmittal by national overnight courier or hand delivery on the next Business Day), (c) upon receipt after dispatch by registered or certified mail, postage prepaid or (d) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:

If to the Company, addressed to it at:

Mines Management, Inc.

905 W. Riverside Avenue, Suite 311

Spokane, Washington 99201

Attention: Douglas Dobbs

Facsimile: (509) 838-0486

Email: ddobbs@minesmanagement.com

with a mandated copy (which shall not constitute notice) to:

Davis Graham & Stubbs LLP

1550 17th St., Suite 500

Denver, Colorado 80121

Attention: Deborah J. Friedman

Facsimile: (303) 893-1379

Email: deborah.friedman@dgslaw.com

If to Parent or Merger Sub, addressed to it at:

Hecla Mining Company

6500 N. Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

Attention: David Sienko

Facsimile: (208) 209-1278

Email: dsienko@hecla-mining.com

with a mandated copy (which shall not constitute notice) to:

K&L Gates LLP

70 West Madison Street, Suite 3100

Chicago, IL 60602-4207

Attention: J. Craig Walker

Facsimile: (312) 827-8179

Email: craig.walker@klgates.com

Section 9.3 Headings. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.4 Disclosure Schedules.

Section 9.4.1 Company Disclosure Schedule. Nothing in the Company Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made in Article 4 unless the Company

Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Company Disclosure Schedule will be arranged in sections and paragraphs corresponding to the lettered and numbered Sections and paragraphs contained in Article 4.

Section 9.4.2 Parent Disclosure Schedule. Nothing in the Parent Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made in Article 5 unless the Parent Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Parent Disclosure Schedule will be arranged in sections and paragraphs corresponding to the lettered and numbered Sections and paragraphs contained in Article 5.

Section 9.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by reason of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon a determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

Section 9.6 Entire Agreement; Parties in Interest. This Agreement (together with the Exhibits, Parent Disclosure Schedule, Company Disclosure Schedule, and the other instruments delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment shall be null and void. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.8 Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.

Section 9.9 Governing Law; Consent to Jurisdiction; Remedies; Enforcement; Waiver of Trial by Jury.

Section 9.9.1 Governing Law. This Agreement, and all claims and causes of action arising out of, based upon, or related to this Agreement or the negotiation, execution or performance hereof, shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to choice or conflict of law principles that would result in the application of any Laws other than the Laws of the State of Delaware, except and only to the extent that the IBCA and IMETA mandatorily apply.

Section 9.9.2 Exclusive Jurisdiction. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE DISTRICT COURT OF THE STATE OF IDAHO AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF IDAHO SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND

ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH AN IDAHO STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.2 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

Section 9.9.3 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon the Parties will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a Party of any one remedy will not preclude the exercise by it of any other remedy.

Section 9.9.4 Right to Injunctive Relief. The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the requirement of posting a bond or other security, exclusively in any state or federal court within the State of Idaho and any state appellate court therefrom within the State of Idaho, and any such injunction shall be in addition to any other remedy to which any Party is entitled, at law or in equity.

Section 9.9.5 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF.

Section 9.9.6 Attorneys’ Fees. If any Party brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including reasonable legal fees, incurred in connection with such action, including any appeal of such action.

Section 9.10 Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and which shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by facsimile or otherwise) to the other Parties.

Section 9.11 No Third Party Beneficiaries. Except as provided in Section 6.9 (which shall be to the benefit of the parties referred to in such section), this Agreement is for the sole benefit of the Parties and their permitted assigns and respective successors, and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

*    *    *    *    *

(signature page follows)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above.

MINES MANAGEMENT, INC.

By:	/s/ Glenn M. Dobbs
Name:	Glenn M. Dobbs
Title:	Chief Executive Officer

HECLA MINING COMPANY

By:	/s/ David C. Sienko
Name:	David C. Sienko
Title:	Vice President & General Counsel

HL IDAHO CORP.

By:	/s/ Luther J. Russell
Name:	Luther J. Russell
Title:	President

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to Agreement and Plan of Merger, dated June 29, 2016 (this “Amendment”), among Mines Management, Inc., an Idaho corporation (the “Company”), Hecla Mining Company, a Delaware corporation (“Parent”), and HL Idaho Corp., an Idaho corporation (“Merger Sub”, and together with the Company and Parent, the “Parties”, and each, a “Party”).

WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger, dated May 23, 2016 (the “Merger Agreement”);

WHEREAS, the Parties desire to amend the Merger Agreement in order to clarify the definition of Shareholder Approval set forth in the Merger Agreement, clarify the courts under which injunctive relief may be sought and clarify the intended tax treatment of the Merger, on the terms and subject to the conditions set forth herein; and

WHEREAS, pursuant to Section 8.6 of the Merger Agreement, the Merger Agreement may be amended by the Parties by action taken by or on behalf of their respective boards of directors and an instrument in writing signed by the Parties.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Definitions. Capitalized terms used and not defined in this Amendment have the respective meanings assigned to them in the Merger Agreement.

2. Amendments to the Merger Agreement. As of the date hereof, the Merger Agreement is hereby amended or modified as follows:

(a) Clause (a) of Section 4.3.1 of the Merger Agreement defining “Shareholder Approval” is hereby deleted in its entirety and replaced with the following:

(a) the affirmative vote of a majority of the votes cast by holders of shares of (i) Company Stock and (ii) if and to the extent required under the IBCA and/or the Charter Documents of the Company, Company Preferred Stock, in each case voting as a separate class and entitled to vote to approve this Agreement and the Merger present in person or represented by proxy at a validly called special meeting with a quorum present (the “Shareholder Approval”) and

(b) The second sentence of Section 9.9.4 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the requirement of posting a bond or other security, exclusively in any state or federal court within the State of Idaho and any appellate court in which appeals from such court may be taken, and any such injunction shall be in addition to any other remedy to which any Party is entitled, at law or in equity.

(c) The following provision is hereby included as a new Section 2.7 under Article II of the Merger Agreement:

Section 2.7 Tax Treatment of Merger. For U.S. federal income tax purposes, the Parties intend that (i) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and (ii) this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

3. Limited Effect. Except as expressly provided in this Amendment, all of the terms and provisions of the Merger Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the Parties. Without limiting the generality of the foregoing, the amendments contained herein will not be construed as an amendment to or waiver of any other provision of the Merger Agreement or of any other Transaction Document (as defined below) or as a waiver of or consent to any further or future action on the part of either Party that would require the waiver or consent of the other Party. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “the Agreement,” “hereunder,” “hereof,” “herein” or words of like import will mean and be a reference to the Merger Agreement as amended by this Amendment.

4. Representations and Warranties. Each Party hereby represents and warrants to the other Parties that:

(d) It has the full right, corporate power and authority to enter into this Amendment and to perform its obligations hereunder and under the Merger Agreement as amended by this Amendment.

(e) This Amendment has been executed and delivered by such Party and (assuming due authorization, execution and delivery by the other Parties hereto) constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as may be limited by any Enforceability Limitations.

5. Miscellaneous.

(f) This Amendment, and all claims and causes of action arising out of, based upon, or related to this Amendment or the negotiation, execution or performance hereof, shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to choice or conflict of law principles that would result in the application of any Laws other than the Laws of the State of Delaware, except and only to the extent that the IBCA and IMETA mandatorily apply.

(g) This Amendment is for the sole benefit of the Parties and their permitted assigns and respective successors, and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Amendment.

(h) The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

(i) This Amendment may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and which shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by facsimile or otherwise) to the other Parties.

(j) This Amendment, together with the Merger Agreement (as amended by this Amendment) and the Exhibits, and Company Disclosure Schedule to the Merger Agreement, and the other instruments delivered pursuant to the Merger Agreement and the Confidentiality Agreement (collectively, the “Transaction Documents”), constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

*    *    *    *    *

(signature page follows)

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

MINES MANAGEMENT, INC.

By:	/s/ Glenn M. Dobbs
Name:	Glenn M. Dobbs
Title:	Chief Executive Officer

HECLA MINING COMPANY

By:	/s/ David C. Sienko
Name:	David C. Sienko
Title:	Vice President & General Counsel

HL IDAHO CORP.

By:	/s/ Luther J. Russell
Name:	Luther J. Russell
Title:	President

Appendix B CANACCORD GENUITY CORP. 2100-609 Granville Street P.O. Box 10337 Vancouver, BC Canada V7Y 1H2 T: 604.331.1444 F: 604.331.1446 TF: 800.663.1899 www.canaccordgenuity.com

May 21, 2016

The Board of Directors

Mines Management, Inc.

905 West Riverside Ave.

Spokane, Washington 99201

To the Members of the Board of Directors:

Canaccord Genuity Corp. (“Canaccord Genuity”, “we” or “us”) understands that Mines Management, Inc., an Idaho corporation (“Mines Management” or the “Company”), Hecla Mining Company, a Delaware corporation (“Parent”), and HL Idaho Corp., an Idaho corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into a definitive Agreement and Plan of Merger, substantially in the form of the draft dated May 20, 2016 (the “Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”) and as a result of the Merger the Company will become a wholly owned subsidiary of Parent and each outstanding share of the Company’s common stock, par value $0.001 per share (“Company Stock”), other than (x) shares of Company Stock held by Parent, Merger Sub, any subsidiary of Buyer or Merger Sub, (y) shares of Company Stock in the treasury of the Company, and (z) shares of Company Stock held by any subsidiary of the Company (holders described in the foregoing classes (x), (y) and (z) being referred to as, “Excluded Holders”), will be converted into the right to receive 0.2218 (the “Exchange Ratio”) shares of Parent common stock, par value $0.25 per share (“Parent Common Stock”). Parent has also agreed to lend up to $2.3 million to the Company at an interest rate of LIBOR plus five percent to bridge the Company’s financial position through the closing of the Merger. The terms and conditions of the Merger and the other transactions contemplated by the Agreement (together, the “Transaction”) are more fully set forth in the Agreement.

The Company has retained Canaccord Genuity to act as a financial advisor to the board of directors (the “Board”) of Mines Management to provide advice and assistance in evaluating the Transaction, including, the preparation and delivery of Canaccord Genuity’s written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Exchange Ratio under the Agreement to the holders of shares of Company Stock (other than Excluded Holders) (the “Stockholders”).

Engagement

Canaccord Genuity was formally engaged by the Company through an agreement between the Company and Canaccord Genuity (the “Engagement Agreement”) dated March 17, 2016, as amended on April 18, 2016 and May 19, 2016. The Engagement Agreement provides the terms upon which Canaccord Genuity has agreed to act as a financial advisor to the Board in connection with the Transaction during the term of the Engagement Agreement (the “Engagement”). The terms of the Engagement Agreement provide that Canaccord Genuity is to be paid a fee for delivering this Opinion, no portion of which is conditional upon this Opinion being favourable or that is contingent upon completion of the Transaction. In addition, Canaccord Genuity is to be paid an additional fee for other services provided, a substantial portion of which is contingent on a change of control that relates to the Company being completed or a change of control that relates to the Company that is not supported by the Board being fended off. In addition, Canaccord Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Canaccord Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the proxy statement/prospectus which will be mailed to the Mines Management stockholders (the “Proxy Statement”) in connection with the Transaction, and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada, in the United States and with the Toronto Stock Exchange, the NYSE and NYSE MKT, provided the contents of the Proxy Statement comply with applicable law (subject to the terms of the Engagement Agreement) and are approved in writing by Canaccord Genuity, which approval shall not be withheld unreasonably.

Credentials of Canaccord Genuity Corp.

Canaccord Genuity is the international capital markets division of its parent, Canaccord Genuity Group Inc., and has investment banking operations including corporate finance, mergers and acquisitions, corporate restructuring, financial advisory services, institutional and retail equity sales and trading and investment research through our offices in Canada, the US, the UK, France, Ireland, Hong Kong, China, Australia and Dubai. The Opinion expressed herein represents the opinion of Canaccord Genuity as a firm. The form and content herein have been approved for release by a committee of officers and directors of Canaccord Genuity, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Canaccord Genuity Corp.

Neither Canaccord Genuity, nor any of its affiliates, is an affiliate, insider or associate (as those terms are defined under applicable Canadian securities laws or an associate or an affiliate (as those terms are defined in the rules promulgated under the U.S. Securities Act of 1933, as amended) of the Company or Parent, or any of their respective associates or affiliates. Prior to the Engagement, Canaccord Genuity had not been engaged to provide any financial advisory services nor had it participated in any financings involving the Company or Parent, or any of their respective associates or affiliates, within the past two years. There are no understandings, agreements or commitments between Canaccord Genuity and the Company or Parent, or any of their respective associates or affiliates with respect to any future business dealings. However, Canaccord Genuity may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Parent, or any of their respective associates or affiliates.

Canaccord Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, in such capacity, may have had, or may in the future have positions in the securities of the Company or Parent, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Canaccord Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Parent or the Transaction.

Scope of Review

Canaccord Genuity has not been asked to, nor does Canaccord Genuity offer any opinion as to the terms of the Transaction (other than in respect of the fairness from a financial point of view, of the Exchange Ratio to the Stockholders) or the form of agreements or documents related to the Transaction.

In connection with rendering the Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	certain publicly available business and historical financial information relating to Mines Management and Parent;

2.	access to the Mines Management confidential dataroom;

3.	draft Mines Management interim financial statements and confidential forecasts;

4.	technical report prepared by Christopher Kaye (B. Eng.) and Geoffrey Challiner (B. Sc.) titled “Technical Report Preliminary Economic Assessment Montanore Project Montana, USA” with an effective date of February 3, 2011;

5.	Mines Management Company Disclosure Schedule;

6.	discussions with members of the senior management of the Company concerning the business and financial prospects of the Company;

7.	discussions with the Company’s legal counsel;

8.	discussions with members of the senior management of Parent concerning the business and financial prospects of Parent;

9.	certain publicly available financial information and other data relating to the business and financial prospects of Parent;

10.	publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant;

11.	publicly available financial terms of certain other transactions we believe to be generally relevant compared to the Transaction;

12.	current and historical market prices of the shares of Company Stock and Parent common stock;

13.	the form of the Agreement and other related agreements; and

14.	such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

Canaccord Genuity has not, to the best of its knowledge, been denied access by the Company or any of its affiliates to any information under its or their control requested by Canaccord Genuity. Canaccord Genuity did not meet with the auditors of Mines Management or Parent and has assumed the accuracy and fair presentation of, and relied upon, the audited consolidated financial statements of Mines Management and Parent and the reports of the auditors thereon.

Assumptions and Limitations

Canaccord Genuity has not prepared a formal valuation or appraisal of the Company or any of its securities, assets or liabilities and has not been provided with any such valuation or appraisal. This Opinion should not be construed as providing a formal valuation or appraisal of the Company or any of its securities, assets or liabilities. Canaccord Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, this Opinion is not, and should not be construed as, advice as to the price at which the Company Stock may trade at any future date. Canaccord Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Transaction or otherwise in connection with the Transaction.

As provided for under the Engagement Agreement, Canaccord Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations with respect to the Company and Parent obtained by it from public sources or otherwise provided to us by or on behalf of the Company and its agents and advisors, directly or indirectly, orally or in writing, or otherwise obtained pursuant to the Engagement Agreement (collectively, the “Information”) and has assumed the Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

With respect to financial models, forecasts, projections and estimates provided to Canaccord Genuity and used in the analysis supporting the Opinion, we note that projecting future results of any company, including the Company and Parent, is inherently subject to uncertainty. We have assumed, with the approval of the Company, that such financial models, forecasts, projections and estimates have been prepared on bases reflecting the best currently available estimates and reasonable judgment of management of the Company as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of the Company have represented to Canaccord Genuity in their capacity as senior officers in the Representation Letter delivered to Canaccord Genuity as of the date hereof, among other things, that: (i) the Information provided to Canaccord Genuity by the Company, its affiliates or its or their representatives for the purpose of the engagement under the Engagement Agreement taken as a whole was, at the date the Information was provided to Canaccord Genuity, and is, complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact in respect of the Company, its affiliates and the Transaction and did not and does not omit to state a material fact in relation to the Company, its affiliates and the Transaction, in each case necessary to make the Information not misleading in light of the circumstances under which the Information was presented; and (ii) since the dates on which the Information was provided to Canaccord Genuity, other than as disclosed in the public disclosure record of the Company, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, Canaccord Genuity has made several assumptions, including among other things, that all the conditions required to complete the Transaction described in the Agreement will be satisfied or waived, that all necessary consents, permissions, approvals, exemptions or orders required from third parties or governmental authorities will be obtained without adverse condition or qualification, that the Transaction will proceed as scheduled and without material additional costs to the Company or liabilities of the Company to third parties, that the procedures being followed to implement the Transaction are valid and effective and that the disclosure to be provided in any public filed disclosure document relating to the Transaction with respect to Mines Management and its subsidiaries and affiliates and the Transaction will be accurate in all material respects and comply with applicable securities laws.

This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its affiliates as they were reflected in the Information. In its analyses and in preparing this Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Canaccord Genuity.

This Opinion has been provided for the use of and is to be relied upon by the Board. This Opinion is given as of the date hereof and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion that may come or be brought to Canaccord Genuity’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, Canaccord Genuity reserves the right to change, modify or withdraw this Opinion with effect after the date hereof, but does not assume any obligation to update, revise or reaffirm this Opinion and Canaccord Genuity expressly disclaims any such obligation.

Canaccord Genuity believes that its analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by it without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This Opinion does not constitute a recommendation to the Board or any Stockholder as to whether the Stockholders should vote in favour of the Transaction.

Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Stockholders.

Yours very truly,

/s/ Canaccord Genuity Corp.

Canaccord Genuity Corp

Appendix C

Opinion of Davis Graham & Stubbs LLP

[TO BE PROVIDED]

C-1

Appendix D

Form of

Shareholders Agreement

This Shareholders Agreement (this “Agreement”), dated as of [DATE], 2016, is between the undersigned shareholder (“Shareholder”) of Mines Management, Inc., an Idaho corporation (the “Company”), and Hecla Mining Company, a Delaware corporation (“Parent”).

WHEREAS, concurrently with or following the execution of this Agreement, the Company, Parent and HL Idaho Corp., an Idaho corporation and indirect wholly-owned subsidiary of Parent (“Merger Sub”), have entered, or will enter, into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub into the Company pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that Shareholder execute and deliver this Agreement; and

WHEREAS, in order to induce Parent to enter into the Merger Agreement, Shareholder is willing to make certain representations, warranties, covenants and agreements with respect to the shares of common stock, par value $0.001 per share, of the Company (“Company Stock”) beneficially owned by Shareholder and set forth below Shareholder’s signature on the signature page hereto (the “Original Shares” and, together with any additional shares of Company Stock Shareholder purchases or acquires as described in Section 6, the “Shares”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2. Representations of Shareholder. Shareholder represents and warrants to Parent that:

(a) (i) Shareholder owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act), all of the Original Shares free and clear of all Liens, and (ii) except pursuant hereto, there are no options, warrants, preferred shares or other rights, agreements, arrangements or commitments of any character to which Shareholder is a party relating to the pledge, disposition or voting of any of the Original Shares, and there are no voting trusts or voting agreements with respect to the Original Shares.

(b) Shareholder does not beneficially own any shares of Company Stock other than [(i)] the Original Shares [and (ii) any options, warrants, preferred shares or other rights to acquire any additional shares of Company Stock or any security exercisable for or convertible into shares of Company Stock, set forth on the signature page of this Agreement (collectively, “Derivative Securities”)]1.

(c) Shareholder has full [corporate]2 power and authority [and legal capacity]3 to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder (including the proxy described in Section 3(b) below)). This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

[1]	Note to Draft: To be deleted for each Shareholder that does not hold Derivative Securities.
[2]	Note to Draft: To be deleted for each individual Shareholder.
[3]	Note to Draft: To be deleted for each Shareholder that is a business entity.

(d) None of the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby, or compliance by Shareholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision, of any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or Law applicable to Shareholder or to Shareholder’s property or assets.

(e) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of Shareholder is required in connection with the valid execution and delivery of this Agreement. [No consent of Shareholder’s spouse is necessary under any “community property” or other Laws in order for Shareholder to enter into and perform its obligations under this Agreement.]4

3. Agreement to Vote Shares; Irrevocable Proxy.

(a) Shareholder agrees during the term of this Agreement to vote the Shares, and to cause any holder of record of Shares to vote: (i) in favor of the Merger and the Merger Agreement, at every meeting of the shareholders of the Company at which such matters are considered and at every adjournment or postponement thereof; (ii) against (1) any Takeover Proposal, (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of Shareholder under this Agreement and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Company’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Charter Documents of the Company).

(b) Shareholder hereby appoints Parent and any designee of Parent, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote during the term of this Agreement with respect to the Shares in accordance with Section 3(a). This proxy and power of attorney is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Shareholder with respect to the Shares. The power of attorney granted by Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

4. No Voting Trusts or Other Arrangement. Shareholder agrees that Shareholder will not, and will not permit any entity under Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with Parent.

5. Transfer and Encumbrance. Shareholder agrees that during the term of this Agreement, Shareholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of the Shares or enter into any Contract, option or other agreement with respect to, or consent to, a Transfer of, any of the Shares or Shareholder’s voting or economic interest therein. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit a Transfer of the Shares by Shareholder [to any member of Shareholder’s immediate family, or to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family, or upon the death of

[4]	Note to Draft: To be deleted for each Shareholder that is a business entity or an unmarried individual.

Shareholder]/[to an Affiliate of Shareholder]5; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement.

6. Additional Shares. Shareholder agrees that all shares of Company Stock that Shareholder purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act[, but excluding shares of Company Stock underlying unexercised Derivative Securities]6) of after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

7. Termination. This Agreement shall terminate upon the earliest to occur of (a) the Effective Time and (b) the date on which the Merger Agreement is terminated in accordance with its terms.

8. No Agreement as Director or Officer. Shareholder makes no agreement or understanding in this Agreement in Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries (if Shareholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Shareholder in Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or (b) will be construed to prohibit, limit or restrict Shareholder from exercising Shareholder’s fiduciary duties as an officer or director to the Company or its Shareholders.

9. Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party’s seeking or obtaining such equitable relief.

10. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the parties hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

[5]	Note to Draft: First bracketed language to be deleted for each Shareholder that is a business entity. Second bracketed language to be deleted for each Shareholder that is an individual.
[6]	Note to Draft: To be deleted for each Shareholder that does not hold Derivative Securities.

11. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

If to Parent or Merger Sub, addressed to it at:

Hecla Mining Company

6500 N. Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815-9408

Attention: David Sienko

Facsimile: (208) 209-1278

Email: dsienko@hecla-mining.com

with a mandated copy (which shall not constitute notice) to:

K&L Gates LLP

70 West Madison Street, Suite 3100

Chicago, IL 60602-4207

Attention: J. Craig Walker

Facsimile: (312) 827-8179

Email: craig.walker@klgates.com

If to Shareholder, to the address or facsimile number set forth for Shareholder on the signature page hereof.

12. Miscellaneous.

(a) This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder, brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the district court of the State of Idaho, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the federal courts of the United States of America located in the State of Idaho. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 12(b), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12(C).

(d) If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(f) Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

(g) All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(h) The obligations of Shareholder set forth in this Agreement shall not be effective or binding upon Shareholder until after such time as the Merger Agreement is executed and delivered by the Company, Parent and Merger Sub, and the parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

(i) Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that Parent may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its Affiliates. Any assignment contrary to the provisions of this Section 12(i) shall be null and void.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

HECLA MINING COMPANY

By:

Name:

Title:

[SHAREHOLDER]

By:

Name:

Title:

Number of Shares of Company Stock Beneficially Owned as of the Date of this Agreement:

[Number of Derivative Securities Beneficially Owned as of the Date of this Agreement:][7]

Street Address:

City/State/Zip Code:

Fax:

[7]	Note to Draft: To be deleted for each Shareholder that does not hold Derivative Securities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

General Corporation Law of the State of Delaware. Section 145 of the DGCL grants a corporation the power to indemnify its officers and directors, under certain circumstances and subject to certain conditions and limitations as stated therein, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by them as a result of threatened, pending or completed actions, suits or proceedings brought against them by reason of the fact that they are or were an officer or director of the corporation or served at the request of the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

Certificate of Incorporation. Article IX, Section 1 of Hecla’s Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law as the same exists or may hereafter be amended, no director will be personally liable to Hecla or its stockholders for monetary damages for breach of fiduciary duty as a director.

Bylaws. Article VIII of Hecla’s Bylaws requires indemnification and the advancement of defense expenses to directors, officers and employees to the fullest extent permitted by Delaware law. The rights to indemnification and advancement granted under Delaware law and the Bylaws are not exclusive of any other rights any person may have or acquire under any law, agreement, vote of stockholders or directors, provisions of a charter or bylaws or otherwise.

Hecla maintains insurance for the benefit of its directors and officers to insure these persons against certain liabilities, whether or not Hecla would have the power to indemnify them against these liabilities under Delaware law.

Hecla also has entered into certain indemnification agreements with its directors and officers. The indemnification agreements provide Hecla’s directors and officers with further indemnification, to the maximum extent permitted by Delaware law.

The foregoing summaries are subject to Hecla’s Certificate of Incorporation and Bylaws, each of which is an exhibit to this Registration Statement, the text of the DGCL, and the indemnification agreements referred to above (the form of which can be found filed as an exhibit to Hecla’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006), and are qualified in their entirety by reference thereto.

Item 21. Exhibits and Financial Statement Schedules.

See “Exhibit Index” below.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	To include any prospectus required by Section 10(a)(3) of the Securities Act;

b.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

c.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

8.	That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

9.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

10.	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

11.	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur d’Alene, State of Idaho on June 29, 2016.

HECLA MINING COMPANY

By	/s/ Phillips S. Baker
Name:	Phillips S. Baker
Title:	Chief Executive Officer, President and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David C. Sienko and Daniel A. Nelson, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any related registration statements to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 29th day of June, 2016.

Signature	Title

/s/ Phillips S. Baker Phillips S. Baker	Chief Executive Officer, President and Director (principal executive officer)

/s/ Daniel A. Nelson Daniel A. Nelson	Controller (principal financial and accounting officer)

/s/ Ted Crumley Ted Crumley	Director

/s/ George R. Nethercutt, Jr. George R. Nethercutt, Jr.	Director

/s/ Terry V. Rogers Terry V. Rogers	Director

/s/ Charles B. Stanley Charles B. Stanley	Director

/s/ Anthony P. Taylor Anthony P. Taylor	Director

/s/ George R. Johnson George R. Johnson	Director

/s/ Stephen F. Ralbovsky Stephen F. Ralbovsky	Director

Exhibit Index

2.1	Agreement and Plan of Merger, dated as of May 23, 2016, by and among Mines Management, Inc., the Registrant, and HL Idaho Corp., as amended on June 29, 2016 (included as Appendix A to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

3.1	Restated Certificate of Incorporation of the Registrant. Filed as exhibit 3.1 to Registrant’s Current Report on Form 8-K filed on December 12, 2014 (File No. 1-8491), and incorporated herein by reference.

3.2	Bylaws of the Registrant as amended to date. Filed as exhibit 3.1 to Registrant’s Current Report on Form 8-K filed on August 22, 2014 (File No. 1-8491), and incorporated herein by reference.

4.1(a)	Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant. Filed as exhibit 3.1 to Registrant’s Form 10-Q for the quarter ended June 30, 2010 (File No. 1-8491), and incorporated herein by reference.

4.1(b)	Certificate of Designations, Preferences and Rights of Series B Cumulative Convertible Preferred Stock of the Registrant. Filed as exhibit 3.1 to Registrant’s Form 10-Q for the quarter ended June 30, 2010 (File No. 1-8491), and incorporated herein by reference.

4.2(a)	Indenture, dated as of April 12, 2013, among Hecla Mining Company, as Issuer, certain subsidiaries of Hecla Mining company, as Guarantors thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee. Filed as exhibit 10.1 to Registrant’s Current Report on Form 8-K filed on April 15, 2013 (File No. 1-8491), and incorporated herein by reference.

4.2(b)	Supplemental Indenture, dated as of April 14, 2014, among Hecla Mining Company, as Issuer, certain subsidiaries of Hecla Mining Company, as Guarantors thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee. Filed as exhibit 4.2 to Registrant’s S-3ASR filed on April 14, 2014 (File No. 1-8491), and incorporated herein by reference.

4.2(c)	Supplemental Indenture, dated August 5, 2015, among Revett Mining Company, Inc., Revett Silver Company, Troy Mine Inc., RC Resources, Inc., Revett Exploration, Inc., Revett Holdings, Inc., as Guaranteeing Subsidiaries, and The Bank of New York Mellon Trust Company, N.A., as Trustee. Filed as exhibit 4.2(d) to Registrant’s Annual Report on Form 10-K filed on February 23, 2016 (File No. 1-8491), and incorporated herein by reference.

5.1	Opinion of David C. Sienko as to validity of the securities being registered (filed herewith).

8.1	Opinion of Davis Graham & Stubbs LLP as to certain tax matters (to be included as Appendix C to the proxy statement/prospectus forming part of this Registration Statement, to be filed by amendment and incorporated herein by reference).

9.1	Form of Shareholders Agreement (included as Appendix D to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

23.1	Consent of David C. Sienko (included in Exhibit 5.1 hereto).

23.2	Consent of Davis Graham & Stubbs LLP (to be included in Exhibit 8.1 hereto, to be filed by amendment).

23.3	Consent of BDO USA, LLP, independent public accountant for Hecla (filed herewith).

23.4	Consent of Tanner LLC, independent public accountant for Mines Management (filed herewith).

23.5	Consent of Canaccord Genuity Corp. (filed herewith).

23.6	Consent of Roscoe Postle Associates Inc. (filed herewith).

23.7	Consent of Mine Development Associates, Inc. (filed herewith).

23.8	Consent of Mine and Quarry Engineering Services, Inc. (filed herewith).

24.1	Powers of Attorney of Directors and Officers of Hecla Mining Company (included on the signature pages herewith).

99.1	Form of proxy card of Mines Management, Inc. (to be filed by amendment).

99.2	Term Loan and Security Agreement, dated as of May 23, 2016, by and among Mines Management, Inc., Newhi, Inc., Montanore Minerals Corp., Montmin Resources Corp., Montanore Minerals Wisconsin Corp., and the Registrant (filed herewith).